Form 20-F
period 2023-12-31
Oddity Tech Ltd
filed 2024-03-06
CIK 1907085

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: N/A

Commission File Number: 001-41745

ODDITY TECH LTD.

(Exact name of Registrant as specified in its charter)

Not Applicable (Translation of Registrant’s name into English)	Israel (Jurisdiction of incorporation or organization)

8 Haharash Street

Tel Aviv-Jaffa, 6761304, Israel

(Address of principal executive offices)

Jonathan Truppman

ODDITY Tech US Inc.

110 Greene Street

New York, New York 10012

Telephone Number: (551) 751-7495

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value NIS 0.001 per share	ODD	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Outstanding as of December 31, 2023: 45,319,675 Class A Ordinary Shares and 11,547,000 Class B Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other ◻

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.   Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No   ☒

ODDITY TECH LTD.

i

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The risk factors and cautionary language referred to in this Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section of this Annual Report titled “Item 3.D. Key Information—Risk Factors.”

In addition, forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

●	our ability to execute our business model, including our ability to successfully launch new products and brands;
●	our expectations regarding our financial and business performance;
●	the size of our addressable market, market share, and market trends;
●	our ability to attract and retain a large number of consumers;
●	our ability to anticipate the needs and wants of consumers;
●	our ability to compete effectively;
●	anticipated trends, developments, and challenges in our industry;
●	the sufficiency of our cash and cash equivalents;
●	our future capital requirements and sources and uses of cash;
●	our ability to effectively manage our supply chain; our ability to attract and retain key personnel;
●	our business, expansion plans, and opportunities, including our ability to scale our operations and manage our future growth effectively;
●	our expectations regarding our ability to obtain, maintain, protect, defend, and enforce our intellectual property rights and operate without infringing, misappropriating, or otherwise violating the intellectual property rights of others;
●	our ability to comply with and adapt to changes in laws and regulatory requirements applicable to our business, including with respect to data privacy and security; and
●	our expectation regarding any litigation, regulatory proceedings, complaints, product liability claims, and/or adverse publicity.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

BASIS OF PRESENTATION

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We present our consolidated financial statements in U.S. dollars. Our fiscal year ends on December 31 of each year. Our most recent fiscal year ended on December 31, 2023. Certain monetary amounts, percentages and other figures included elsewhere in this Annual Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them. We discuss ODDITY LABS’ “science-backed” products in this Annual Report to mean a product development process where ingredients are developed by scientists using a methodology that combines advanced biological models and machine learning-based tools to find new molecules for beauty and wellness applications; this includes applying algorithmic solutions to facilitate virtual screening of vast ingredient spaces (e.g., millions of molecules) and subsequent molecule prediction, allowing us to model both the intended responses and molecule structure concurrently. The FDA has not approved any of our products or otherwise determined such products to be safe and effective for any intended uses.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information in this Annual Report concerning economic conditions, our industry, our markets, and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research. Our estimates are derived from publicly available information released by independent third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our knowledge of our industry, which we believe to be reasonable. The sources of certain statistical data, estimates, and forecasts contained elsewhere in this Annual Report are from Euromonitor and Women’s Wear Daily, independent industry publications. Projections, assumptions, and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in the sections titled “Item 3.D. Key Information—Risk Factors” and “Special Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by independent third parties and by us.

TRADEMARKS

We own certain trademarks and trademark applications that are important to our business, including, among others, IL MAKIAGE and SpoiledChild. Solely for convenience, our trademarks and trade names referred to in this Annual Report may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trademarks, trade names, or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name, or service mark of any other company appearing in this Annual Report is the property of its respective holder.

FREQUENTLY USED TERMS

Unless otherwise stated or the context otherwise requires, for the purposes of this Annual Report, “Oddity”, “we”, “us”, “our”, or the “Company” refer to the business of ODDITY Tech Ltd. and its subsidiaries.

In addition, unless the context otherwise requires, references in this Annual Report to:

●	“AI” are to “artificial intelligence”;
●	“Board” are to our board of directors;
●	“Companies Law” are to the Israeli Companies Law, 5759-1999, as amended from time to time, including any regulations promulgated thereunder;
●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;
●	“EY” means our independent registered public accounting firm, Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global.
●	“GAAP” are to “generally accepted accounting principles”;
●	“initial public offering” are to our initial public offering of Class A Ordinary Shares on July 19, 2023;
●	“Nasdaq” are to The Nasdaq Stock Market LLC;
●	“NIS” are to the New Israeli Shekel;
●	“ODDITY” or “Oddity” are to Oddity Tech Ltd.;
●	“ODDITY LABS” are to our biotechnology center formed in conjunction with our acquisition of Revela;
●	“Revela” are to Revela Inc.;
●	“RSUs” are to “restricted share units” or “restricted stock units”;
●	“Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002, as amended;
●	“SEC” are to the Securities and Exchange Commission; and
●	“Securities Act” are to the Securities Act of 1933, as amended.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.

B.	Advisors

Not applicable.

C.	Auditors

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

A.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary

An investment in our securities involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our company include, among other things, the following:

●	Our brands are critical to our success, and the value of our brands may be adversely impacted by negative publicity. If we fail to maintain the value of our brands or our marketing efforts are not successful, our business, financial condition, and results of operations would be adversely affected.
●	Our inability to anticipate and respond to market trends and changes in consumer preferences could adversely affect our business, financial condition, and results of operations.
●	If we fail to attract new customers, retain existing customers, or fail to maintain or increase sales to those customers, our business, financial condition, and results of operations will be adversely affected.
●	Our business depends on our ability to maintain a strong base of engaged customers and content creators, including through the use of social media. We may not be able to maintain and enhance our brand if we experience negative publicity related to our marketing efforts or use of social media, fail to maintain and grow our network of content creators, or otherwise fail to meet our customers’ expectations.

●	We rely on single source suppliers for certain component materials of our products and the loss of suppliers or shortages or disruptions in the supply of raw materials or finished products could adversely affect our business, financial condition, and results of operations.
●	If we are unable to accurately forecast consumer demand, manage our inventory and plan for future expenses, our business, financial condition, and results of operations could be adversely affected.
●	Our recent rapid growth may not be sustainable or indicative of future growth, and we expect our growth rate to ultimately slow over time.
●	If we do not continue to successfully introduce and effectively market new brands, or develop and introduce new, innovative, and updated products, our ability to continue to grow may be adversely affected and we may not be able to maintain or increase our sales and profitability. Difficulty in forecasting may also adversely affect our business, financial condition, and results of operations.
●	Changes in data privacy and security laws, rules, regulations, and standards, including laws, rules, and regulations governing our collection, use, disclosure, retention, transfer, storage, and other processing of personal information, including payment card data, and our actual or perceived failure to comply with such obligations may have an adverse effect on our business, financial condition, and results of operations.
●	We rely significantly on the use of information technology, including technology provided by third-party service providers. Any failure, error, defect, inadequacy, interruption, or data breach or other security incident of our information technology systems, or those of our third-party service providers, could have an adverse effect on our business, reputation, financial condition, and results of operations.
●	Any failure to obtain, maintain, protect, defend, or enforce our intellectual property rights could impair our ability to protect our proprietary technology and our brand.
●	The share price of our Class A ordinary shares may be volatile, and you may lose all or part of your investment.
●	The dual class structure of our ordinary shares has the effect of concentrating voting power with our co-founder and Chief Executive Officer, which will limit your ability to influence the outcome of important transactions, including a change in control.
●	The other risks and uncertainties are discussed in this “Risk Factors” section.

Risks Related to Our Business and Industry

Our brands are critical to our success, and the value of our brands may be adversely impacted by negative publicity. If we fail to maintain the value of our brands or our marketing efforts are not successful, our business, financial condition, and results of operations would be adversely affected.

Our success depends on the value of our brands, which are integral to our business, as well as to the implementation of our strategies for expanding our business. Maintaining, promoting, and positioning our brands will depend largely on the success of our marketing, our technology, and our ability to provide consistent, high quality products. Our brands could be adversely affected if we fail to achieve these objectives or if our public image or reputation were to be tarnished by negative publicity through traditional or social media platforms, including negative publicity about our products, technology, customer service, personnel, marketing efforts, or suppliers. We have experienced instances of negative publicity in the past and can make no assurances that we will not experience negative publicity in the future. Content that is adverse to our interests, whether or not accurate or truthful, could be posted to social media platforms and other platforms and immediately disseminated to broad audiences without any filter or verification of such content. Even isolated incidents involving us, suppliers or third-party service providers, or the products we sell, could erode the trust and confidence of our customers and damage the strength of our brands, especially if such incidents result in adverse publicity, governmental investigations, product recalls, or litigation. We cannot guarantee that our brand development strategies will prevent or mitigate the occurrence of such incidents, accelerate the recognition of our brands, or increase revenue. In addition, the importance of our brands may increase to the extent we experience increased competition, which could require additional expenditures on our brand promotion activities. Maintaining and enhancing the image of our brands also may require us to make additional investments in areas such as marketing and online operations. These investments may be substantial and may not ultimately be successful. Moreover, if we are unsuccessful in obtaining, maintaining, protecting, defending, and enforcing our intellectual property rights in our brands, the value of our brands may be harmed. Any harm to our brands or reputation could adversely affect our ability to attract and engage customers and adversely affect our business, financial condition, and results of operations.

Our inability to anticipate and respond to market trends and changes in consumer preferences could adversely affect our business, financial condition, and results of operations.

Our continued success depends on our ability to anticipate, gauge, and react in a timely and cost-effective manner to changes in consumer tastes for beauty and wellness products, attitudes toward our industry and brand, as well as to where and how consumers shop. We must continually work to maintain and enhance the recognition of our brands, develop, manufacture, and market new technologies and products, maintain and adapt to existing and emerging distribution channels, successfully manage our inventories, and modernize and refine our approach as to how and where we market and sell our products. Consumer tastes and preferences cannot be predicted with certainty and can change rapidly. This issue is compounded by the increasing use of digital and social media by consumers and the speed by which information and opinions are shared. If we are unable to anticipate and respond to sudden challenges that we may face in the marketplace, trends in the market for our products, and changing consumer demands and sentiment, our business, financial condition, and results of operations will be adversely affected. In addition, from time to time, sales growth or profitability may be concentrated in a relatively small number of our products or countries. If such a situation persists or a number of products or countries fail to perform as expected, there could be an adverse effect on our business, financial condition, and results of operations.

If we fail to attract new customers, retain existing customers, or fail to maintain or increase sales to those customers, our business, financial condition, and results of operations will be adversely affected.

Our success depends in large part upon widespread adoption of our products by consumers. To attract new customers and continue to expand our customer base, we must appeal to and attract consumers who identify with our beauty and wellness products. If the number of consumers who are willing to purchase our products does not continue to increase, if we fail to deliver a high quality shopping experience, or if our current or potential future customers are not convinced that our technology and products are superior to alternatives, then our ability to retain existing customers, acquire new customers, and grow our business may be harmed. We have made significant investments in enhancing our brands and attracting new customers, and we expect to continue to make significant investments to promote our products. Such campaigns can be expensive and may not result in new customers or increased sales of our products. Further, as our brands become more widely known, we may not attract new customers or increase our revenue at the same rates as we have in the past. If we are unable to acquire new customers who purchase products in numbers sufficient to grow our business, we may not be able to generate the scale necessary to drive beneficial network effects with our suppliers, our revenue may decrease, and our business, financial condition, and results of operations will be adversely affected.

In addition, our future success depends in part on our ability to increase sales to our existing customers over time, as a significant portion of our revenue is generated from sales to existing customers, particularly those existing customers who are highly engaged and make frequent and/or large repeat purchases of the products we offer. If existing customers no longer find our products or technology appealing or are not satisfied with our customer service and online technology, including shipping times, or if we are unable to timely update our products, technology, and websites to meet current trends and customer demands, our existing customers may not make purchases, or if they do, they may make fewer or smaller purchases in the future.

If we are unable to continue to attract new customers or our existing customers decrease their spending on the products we offer or fail to make repeat purchases of our products, our business, financial condition, results of operations, and growth prospects will be adversely affected.

Our business depends on our ability to maintain a strong base of engaged customers and content creators, including through the use of social media. We may not be able to maintain and enhance our brand if we experience negative publicity related to our marketing efforts or use of social media, fail to maintain and grow our network of content creators, or otherwise fail to meet our customers’ expectations.

We currently partner with content creators who help raise awareness of our brands and engage with our customers. Our ability to maintain relationships with our existing content creators and to identify new content creators is critical to expanding and maintaining our customer base. As our market becomes increasingly competitive or as we expand internationally, recruiting and maintaining content creators may become increasingly difficult and expensive. If we are not able to develop and maintain strong relationships with our network of content creators, our ability to promote and maintain awareness of our brands may be adversely affected. Further, if we incur excessive expenses in this effort, our business, financial condition, and results of operations may be adversely affected. We and our content creators use third-party social media platforms to raise awareness of our brands and engage with our customers. As existing social media platforms evolve and new platforms develop, we and our content creators must continue to maintain a presence on these platforms and establish a presence on emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools, our ability to acquire new customers and our financial condition may suffer. Furthermore, as laws and regulations governing the use of these platforms evolve, any failure by us, our content creators, our sponsors, or other third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms could subject us to regulatory investigations, class action lawsuits, liability, fines, or other penalties and adversely affect our business, financial condition, and results of operations. In addition, an increase in the use of social media for product promotion and marketing may cause an increase in the burden on us to monitor such materials, and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. For example, in some cases, the Federal Trade Commission (the “FTC”), has sought enforcement action where an endorsement has failed to clearly and conspicuously disclose a financial relationship or material connection between a social media content creator and an advertiser.

We also do not prescribe what content creators post on social media, and our content creators could engage in behavior or use their platforms in a manner that reflects poorly on our brands or is in violation of applicable regulations or platform terms of service, and all these actions may be attributed to us. Negative commentary regarding us, our products, our content creators, or other third parties, whether accurate or not, may be posted on social media platforms at any time and may adversely affect our reputation, brand, and business. The harm may be immediate, without affording us an opportunity for redress or correction and could adversely affect our business, financial condition, and results of operations.

In addition, customer complaints or negative publicity related to our website, products, product delivery times, customer data handling, marketing efforts, data privacy or security practices, or customer support, especially on blogs and social media websites, could diminish customer loyalty and customer engagement.

Further, laws and regulations, including associated enforcement priorities, rapidly evolve to govern social media platforms and other internet-based communications, and any failure by us, our ambassadors, or other third parties acting at our direction or on our behalf to abide by applicable laws and regulations in the use of these platforms could subject us to regulatory investigations, class action lawsuits, liability, fines, or other penalties. Other risks associated with the use of social media and internet-based communication include improper disclosure of proprietary information, negative comments about our brand or products, exposure of confidential or personal information, fraud, hoaxes, or malicious dissemination of false information. Damage to the brand image and our reputation could have an adverse effect on our business, financial condition, and results of operations.

Legislative and regulatory action is emerging in the area of AI, which could increase costs or restrict opportunity. For example, in the EU, the AI Act (the “EU AI Act”), on which the European Council and Parliament reached political agreement in December 2023, is expected to be enacted in 2024. The proposed EU AI Act would classify various types of AI systems based on risk, establish corresponding compliance obligations (including transparency and risk assessment requirements), restrict certain uses of AI systems and impose fines for violations. The EU AI Act could require us to alter or restrict our use of AI in our business as well as entail increased compliance costs, and could result in an increased risk of civil claims or regulatory actions against us, which could adversely affect our business, financial condition and results of operations. Further, the SEC is increasingly focused on companies that use AI and related technologies, and related enforcement actions may increase, including outside the financial sector.

We rely on single source suppliers for certain component materials of our products and the loss of suppliers or shortages or disruptions in the supply of raw materials or finished products could adversely affect our business, financial condition, and results of operations.

Certain of the component materials used in our products rely on a single or a limited number of suppliers. We acquire raw material and packaging from third-party suppliers and our finished products are assembled by third-party suppliers. In the past, we have been able to obtain an adequate supply of our finished products on a purchase order basis and currently believe we have an adequate supply for virtually all components of our products. However, we may encounter supply issues with raw materials due to increases in global demand and limited supply capacity. If our finished product suppliers are unable to perform, or our relationship with a supplier is terminated, and we are required to find alternative sources of supply, these new suppliers may have to be qualified under applicable industry, governmental, and our own vendor standards, which can require additional investment and be time-consuming. We cannot guarantee that we will be able to establish alternative relationships with suppliers on similar terms, without delay or at all, that they will be able to supply the same product formulations, or that those alternative relationships will provide an adequate supply.

We are also subject to other risks inherent in the manufacturing of our products and their supply chain, including industrial accidents, natural disasters (including as a result of climate change), environmental events, strikes and other labor disputes, capacity constraints, disruptions in ingredient, material, or packaging supplies, as well as global shortages, disruptions in supply chain or information technology, loss or impairment of key manufacturing sites or suppliers, product quality control, safety, increase in commodity prices and energy costs, licensing requirements and other regulatory issues, as well as natural disasters and other external factors over which we have no control. If such an event were to occur, it could have an adverse effect on our business, financial condition, and results of operations.

We believe our third-party suppliers have adequate resources and facilities to overcome many unforeseen interruptions of supply. However, the inability of our suppliers to provide an adequate supply of finished products and materials used in our products or the loss of any of these suppliers and any difficulties in finding or transitioning to alternative suppliers would adversely affect our business, financial condition, and results of operations. Changes in the financial or business condition of our suppliers could subject us to losses or adversely affect our ability to bring products to market. Further, the failure of our suppliers to deliver goods and services in sufficient quantities, in compliance with applicable standards, and in a timely manner could adversely affect our customer service levels, brands, and overall business. If we experience supply shortages, price increases, or regulatory impediments with respect to the raw materials, ingredients, components, or packaging we use for our products, we may need to seek alternative supplies or suppliers and may experience difficulties in finding replacements that are comparable in quality and price. In addition, in order to meet demand, we may be required to reformulate or substitute ingredients in our products due to shortages of specific raw materials. If we are unable to successfully respond to such issues, our business, financial condition, and results of operations would be adversely affected.

The majority of our suppliers are located in the United States, Italy, China, and Taiwan. Any interruptions in operations at these locations could result in our inability to satisfy product demand. Despite efforts by our suppliers to safeguard their facilities, a number of factors could damage or destroy the manufacturing equipment or our inventory component of supplies or finished goods, cause substantial delays in manufacturing, supply and distribution of our products, result in the loss of key information, and cause us to incur additional expenses, including:

●	operating restrictions, partial suspension, or total shutdown of production imposed by regulatory authorities;
●	equipment malfunctions or failures;
●	technology malfunctions;

●	work stoppages;
●	damage to or destruction of the facility due to natural disasters including wildfires, earthquakes, or other events; or
●	regional or local power shortages.

The vast majority of our raw material suppliers are located outside of both the United States and Israel, and as a result, we are subject to risks associated with doing business abroad, including:

●	the imposition of new laws and regulations, including those relating to labor conditions, quality and safety standards, imports, duties, taxes, and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds;
●	political unrest, terrorism, labor disputes, and economic instability resulting in the disruption of trade from foreign countries in which our products are manufactured;
●	reduced protection for intellectual property rights, including trademark protection, in certain countries;
●	disruptions or delays in shipments whether due to port congestion, labor disputes, product regulations and/or inspections or other factors, natural disasters, or health pandemics, or other transportation disruptions; and
●	the impact of health conditions, and related government and private sector responsive actions, and other changes in local economic conditions in countries where our suppliers or customers are located.

While we maintain business interruption insurance that we believe is appropriate for our operations, our insurance may not cover losses in any particular case, or insurance may not be available on commercially reasonable terms to cover certain of these catastrophic events or interruptions. In addition, regardless of the level of insurance coverage, damage to these facilities or any disruption that impedes our ability to manufacture our products in a timely manner could adversely affect our business, financial condition, and results of operations.

These and other factors beyond our control could interrupt our suppliers’ production in offshore facilities, influence the ability of our suppliers to export our products cost-effectively or at all, and inhibit our suppliers’ ability to procure certain materials, any of which could harm our business, financial condition, and results of operations.

If we are unable to accurately forecast customer demand, manage our inventory, and plan for future expenses, our business, financial condition, and results of operations could be adversely affected.

We base our current and future inventory needs and expense levels on our operating forecasts and estimates of future demand. To ensure adequate inventory supply, we must be able to forecast inventory needs and expenses and place orders sufficiently in advance with our suppliers, based on our estimates of future demand for particular products. Failure to accurately forecast demand may result in inefficient inventory supply or increased costs. This risk may be exacerbated by the fact that we may not carry a significant amount of inventory and may not be able to satisfy short-term demand increases. Accordingly, if we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products available for sale. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs or the sale of excess inventory at discounted prices, which would cause our gross margins to suffer and could impair the strength and premium nature of our brands. Conversely, if we underestimate customer demand, including as a result of unanticipated growth, our suppliers may not be able to deliver products to meet our requirements, and we may be subject to higher costs in order to secure the necessary production capacity or we may incur increased shipping costs. An inability to meet customer demand and delays in the delivery of our products to our customers could result in reputational harm and damaged customer relationships, harm our brands, cash flows, and prospects for growth, and have an adverse effect on our business, financial condition, and results of operations.

Moreover, while we devote significant attention to forecasting efforts, the volume, timing, value, and type of the orders we receive are inherently uncertain. In addition, we cannot be sure the same growth rates, trends, and other key performance metrics are meaningful predictors of future growth. Our business, as well as our ability to forecast demand, is also affected by general global economic and business conditions and the degree of customer confidence in future economic conditions, and we anticipate that our ability to forecast demand due to these types of factors will be increasingly affected by conditions in international markets. A significant portion of our expenses is fixed, and as a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in revenue. Any failure to accurately predict revenue or gross margins could cause our operating results to be lower than expected, which could adversely affect our financial condition and results of operations.

Our recent rapid growth may not be sustainable or indicative of future growth, and we expect our growth rate to ultimately slow over time.

We have recently experienced significant and rapid growth. Our historical rate of growth may not be sustainable or indicative of our future rate of growth, and in future periods, our revenue could grow more slowly than we expect or decline. We believe that continued growth in revenue, as well as our ability to improve or maintain margins and profitability, will depend upon, among other factors, our ability to address the challenges, risks, and difficulties described elsewhere in this “Risk Factors” section. We cannot provide assurance that we will be able to successfully manage any such challenges or risks to our future growth. Any of these factors could cause our revenue growth to slow or decline and may adversely affect our margins and profitability. Even if our revenue continues to increase, we expect that our growth rate may slow for a number of other reasons, including if there is a slow-down in the growth of demand for our products, increased competition, a decrease in the growth or reduction in the size of our overall market, or if we cannot capitalize on growth opportunities. Failure to continue to grow our revenue or improve or maintain margins would adversely affect our business, financial condition, and results of operations. You should not rely on our historical rate of growth as an indication of our future performance.

We operate in highly competitive categories.

We face competition from beauty and wellness companies throughout the world, including multinational consumer product companies. Most of our competitors have greater resources than we do, some others are newer companies and some are competing in distribution channels or territories where we are not yet active or are less represented. Our competitors also may be able to respond to changing business and economic conditions more quickly than we can due to larger research and development operations, manufacturing capabilities, and sales forces. Competition in the beauty and wellness industry is based on a variety of factors, including innovation, technology, effectiveness of beneficial attributes, accessible pricing, service to the consumer, promotional activities, marketing, special events, new brand and product introductions, e-commerce initiatives, and other activities. It is difficult for us to predict the timing and scale of our competitors’ actions in these areas.

Our ability to compete also depends on the continued strength of our brands and products, our ability to attract and retain key talent and other personnel, the influence of social media content creators, the efficiency of our third-party manufacturing facilities and distribution network, our relationships with our customers, our ability to continue to innovate in online technology to match customers with the adequate products from our offerings, and our ability to obtain, maintain, protect, defend, and enforce our intellectual property and other proprietary rights used in our business. We believe we have a well-recognized and strong reputation in our core markets and that the quality and performance of our products, our emphasis on innovation, and engagement with our professionals and customer base position us to compete effectively. However, if our reputation is adversely affected, our ability to attract and retain customers would be impacted. In addition, certain of our suppliers may have agreements with companies that market and sell competing brands and, as a result, our ability to compete may be affected. Our inability to continue to compete effectively in key countries around the world would have an adverse effect on our business, financial condition, and results of operations.

The fluctuating cost of raw materials could increase our cost of goods sold and adversely affect our business, financial condition, and results of operations.

While we have not in the past experienced material fluctuations or volatility in the cost of raw materials required to make our products, we may in the future experience such fluctuations, including for reasons beyond our control. The costs for raw materials may be affected by, among other things, competition, supply and distribution challenges, weather, customer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable and beyond our control. Increases in the cost of raw materials could increase our costs of goods sold, which could adversely affect our business, financial condition, and results of operations.

The illegal distribution and sale by third parties of counterfeit versions of our products or the unauthorized diversion by third parties of our products could have an adverse effect on our net revenue and a negative impact on our reputation and business.

Third parties have in the past and may in the future illegally distribute and sell counterfeit versions of our products. These counterfeit products may be inferior in terms of quality and other characteristics compared to our authentic products and/or the counterfeit products could pose safety risks that our authentic products would not otherwise present to consumers. Consumers could confuse counterfeit products with our authentic products, which could damage or diminish the image, reputation and/or value of our brand, and cause consumers to refrain from purchasing our products in the future, which could adversely affect our reputation, business, financial condition, and results of operations.

Shipping is a critical part of our business and any changes in, or disruptions to, our shipping arrangements could adversely affect our business, financial condition, and results of operations.

We currently rely on third-party global providers to deliver our products. If we are not able to negotiate acceptable pricing and other terms with these providers, or if these providers experience capacity restraints, performance problems, or other difficulties in processing our orders or delivering our products to customers, it could negatively impact our results of operations and our customers’ experience. For example, changes to the terms of our shipping arrangements or the imposition of surcharges or surge pricing may adversely impact our margins and profitability. In addition, our ability to receive inbound inventory efficiently and ship products to customers in a timely manner may be negatively affected by factors beyond our and these providers’ control, including inclement weather, fire, flood, power loss, earthquakes, acts of war or terrorism or other events specifically impacting other shipping partners, such as labor shortages or disputes, container shortages, financial difficulties, system failures, and other disruptions to the operations of the shipping companies on which we rely.

The shipping industry is also currently experiencing issues with port congestion, port closures and ship diversions. Labor disputes among freight carriers and at ports of entry are common, and we expect labor unrest and its effects on shipping our products to be a challenge for us. A port worker strike, work slow-down, or other transportation disruption at ports of entry could significantly disrupt our business. We have experienced shipping disruptions due to multiple factors brought about by the COVID-19 pandemic, such as supply and demand imbalance, a shortage of truck drivers, transport equipment (tractors and trailers), and other causes, which have resulted in heightened congestion, bottleneck, and gridlock, leading to abnormally high transportation delays. The shipping industry has experienced some recovery from the height of the COVID-19 pandemic, but challenges remain. Delays in e-commerce shipping could also cause some customers to stop shopping with us and instead make purchases with our competitors that have larger physical retail footprints. If significant disruptions continue, we could experience significant disruptions in our business, delays in shipments, and profitability shortfalls, which could adversely affect our business, financial condition, and results of operations.

The global shipping industry is also experiencing disruptions due to various factors, including the rerouting of shipping away from the Suez Canal due to attacks by Houthi militants from Yemen on commercial shipping vessels in the Gulf of Aden and the Red Sea, which has caused a substantial increase in rates for some shipping routes. Similarly, supply chain disruptions such as those described in the preceding paragraphs may lead to an increase in transportation costs. If the products ordered by our customers are not delivered in a timely fashion, including to international customers, or are damaged or lost during the delivery process, our customers could become dissatisfied and cease buying products from us, which would adversely affect our business, financial condition, and results of operations.

If we are unable to manage our growth effectively, including our employee base and hiring needs, our business, financial condition, and results of operations could be harmed.

We have expanded our operations rapidly since our founding. To manage our growth effectively, we must continue to implement our operational plans and strategies, implement new brands and products, improve and expand our infrastructure of people and information systems, and expand, train and manage our employee base. To support our continued growth, we must effectively integrate, develop, and motivate a large number of new employees. We face significant competition for personnel, including in New York, Boston, Israel, and Ukraine. To attract top talent, we may need to increase our employee compensation levels to remain competitive in attracting and retaining talented employees. Further, to support our growth, we could be required to continue to expand our sales and marketing, technology development, brand implementation, product development, and distribution functions, to upgrade our management information systems and other processes and technology and to obtain more space for our expanding workforce. Additionally, the growth of our business places significant demands on our existing management and other employees.

In addition, we are required to manage relationships with a growing number of customers, suppliers, distributors and other third parties. If we are unable to expand supply, manufacturing, and distribution capabilities when required, or our information technology systems and our other processes are inadequate to support the future growth of these relationships, we could experience delays in customer service, order response, and shipping times, which would adversely impact our reputation and brands. If we are unable to manage the growth of our organization effectively, our business, financial condition, and results of operations may be adversely affected.

A general economic downturn, or sudden disruption in business conditions may affect consumer purchases of discretionary items and/or the financial strength of our customers, which would adversely affect our business, financial condition, and results of operations.

The general level of consumer spending is affected by a number of factors, including general economic conditions, inflation, interest rates, energy costs, and consumer confidence generally, all of which are beyond our control. Consumer purchases of discretionary items tend to decline during recessionary periods, when disposable income is lower, and may impact sales of our products.

Sudden disruptions in local or global business conditions from events such as a pandemic or other health issues, geo-political or local conflicts, civil unrest, terrorist attacks, adverse weather conditions, climate changes, or seismic events, can have a short-term and, sometimes, long-term impact on consumer spending, which in turn could adversely affect our business, financial condition, and results of operations. Moreover, a downturn in the economies of, or continuing recessions in, the countries where we manufacture or sell our products, or a sudden disruption of business conditions in those countries, could adversely affect consumer confidence, the financial strength of our distributors, and, in turn, our sales and profitability.

Volatility in the financial markets and a related economic downturn in key markets or markets generally throughout the world could have an adverse effect on our business. We may need or choose to seek additional financing to operate or expand our business, and deterioration in global financial markets or an adverse change in our credit ratings could make future financing difficult or more expensive.

Our corporate culture is a key contributor to our success. Accordingly, we depend on our executive leadership team and other key employees, and the loss of the services of our co-founders, who are also our Chief Executive Officer and Chief Product Officer, or of other key employees or an inability to attract and retain highly skilled employees could adversely affect our business, financial condition, and results of operations.

Our success and future growth depend largely upon the continued services of our executive officers and other key employees in the areas of technology, research and development, marketing, finance, sales, products, and general administrative functions, including our co-founders, Mr. Holtzman and Ms. Holtzman-Erel, who also serve as Chief Executive Officer and Chief Product Officer, respectively.

From time to time, there may be changes in our executive management team or other key employees resulting from the hiring or departure of these personnel. Our executive officers and other key employees are employed on an at-will basis, which means that these personnel could terminate their employment with us at any time. The loss of one or more of our executive officers, or the failure by our executive team to effectively work with our employees and lead our company, could have an adverse effect on our business, financial condition, and results of operations. We also are dependent on the continued service of existing employees in our technology area because of the complexity of our technology.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for personnel is intense, especially for engineers experienced in designing and developing technology. If we are unable to attract such personnel remotely or in cities where we are located, we may need to hire in other locations which may add to the complexity and costs of our business operations. From time to time, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources.

We also believe that our culture has been and will continue to be a key contributor to our success. We expect to continue to hire aggressively as we expand, and we will need to maintain our culture among a larger number of employees, dispersed across various geographic regions. If we do not continue to maintain our corporate culture as we grow, we may be unable to foster the innovation, creativity, and entrepreneurial spirit we believe we need to support our growth. The continued growth and expansion of our business may also result in changes to our corporate culture, which could harm our ability to attract, recruit, and retain employees, as well as our business and our prospects for future growth.

In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the amount or value of equity awards offered to employees is perceived to be less favorable than equity awards offered by other companies with whom we compete for talent, or the perceived value of our equity awards declines, experiences significant volatility, or increases such that prospective employees believe there is limited upside to the value of our equity awards, it may adversely affect our ability to recruit and retain key employees. Failure to manage our employee base and hiring needs effectively, including successfully integrating our new hires, may adversely affect our business, financial condition, and results of operations.

If we do not continue to successfully introduce and effectively market new brands, or develop and introduce new, innovative, and updated products, our ability to continue to grow may be adversely affected and we may not be able to maintain or increase our sales and profitability. Difficulty in forecasting may also adversely affect our business, financial condition, and results of operations.

A key element of our growth strategy depends on our ability to develop and market new brands that meet our standards for quality and appeal to our customers. The success of our innovation and product development efforts is affected by our ability to successfully leverage consumer data, the technical capability of our innovation staff, developing and testing product formulas and prototypes, our ability to comply with applicable governmental regulations, and the success of our management and sales and marketing teams in introducing and marketing new brands. There can be no assurance that we will successfully develop and market new brands that appeal to consumers. Any such failure may lead to a decrease in our growth, sales, and ability to achieve profitability, which could adversely affect our business, financial condition, results of operations, and prospects.

Additionally, the development and introduction of new brands requires substantial marketing expenditures, which we may be unable to recoup if new brands do not gain widespread market acceptance. If we are unsuccessful in meeting our objectives with respect to new or improved brands, our business, financial condition, and results of operations could be adversely affected.

Furthermore, our success depends in part on our ability to anticipate and react to changing consumer demands for existing products in a timely manner. All of our products are subject to changing consumer preferences that cannot be predicted with certainty. If we do not continue to introduce new products or innovations on existing products in a timely manner or our new brands or products are not accepted by our customers, or if our competitors introduce similar products in a more timely fashion, our brand or our market position could be harmed.

Additionally, our new products and innovations on existing and future products may not receive the same level of consumer acceptance as our products have in the past. Our failure to anticipate and respond in a timely manner to changing consumer preferences could lead to, among other things, lower sales, excess inventory or inventory shortages, markdowns and write-offs, and diminished brand loyalty. Even if we are successful in anticipating consumer needs and preferences, our ability to adequately address those needs and preferences will in part depend upon our continued ability to develop and introduce innovative, high quality products and maintain our distinctive brand identity as we expand the range of products we offer.

New brand implementations and product offerings may generate significant activity and a high level of purchasing for the new brand or product or current products, which can result in a higher-than-normal increase in revenue during the quarter and skew year-over-year comparisons. These offerings may also increase our product return rate. We may experience difficulty effectively managing growth associated with the launch of new brands and products. If we are unable to accurately forecast sales levels in each market for brand or product launches, we may incur higher expedited shipping costs and we may temporarily run out of stock of certain products, which could negatively impact our relationships with customers. Conversely, if demand does not meet our expectations for a product launch or ongoing product sales or if we change our planned launch strategies or initiatives, we could incur inventory write-downs.

A failure to effectively introduce new brands, products, or innovations on existing products that appeal to our customers, or a failure to forecast accurately, could result in a decrease in revenue and excess inventory levels, which could adversely affect our business, financial condition, and results of operations.

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenue.

If we fail to accommodate increased volumes during peak seasons and events, our business, financial condition, and results of operations may be adversely affected. Our revenue is typically highest in the first quarter of the calendar year, and our revenue will generally decline in the third and fourth quarter of each calendar year relative to the first and second quarter of each calendar year. Any disruption in our products, especially during the first quarter, could have a negative effect on our financial condition, and results of operations. Surges in volumes during peak periods may strain our technological infrastructure and support activities which may reduce our revenue and the attractiveness of our products. Any disruption to our operations could lead to a material decrease in revenue relative to our expectations for the first quarter, which could result in a significant shortfall in revenue and operating cash flows for the full year, and may have an adverse effect on our business, financial condition, and results of operations.

We may be unable to maintain profitability.

We began our U.S. operations in 2018 and achieved profitability in 2020. We expect our operating expenses to increase in the future as we increase our sales and marketing efforts, continue to invest in launching new brands and developing new products, hire additional personnel, expand our operating infrastructure, and expand into new geographies. Further, as a public company, we incur additional legal, accounting, and other expenses that we did not incur as a private company. These efforts and additional expenses may be more costly than we expect, and we cannot guarantee that we will be able to increase our revenue to offset our increased operating expenses. Our revenue growth may slow for a number of other reasons, including if we experience reduced demand for our products, increased competition, a decrease in the growth or reduction in the size of our overall market, or if we cannot capitalize on growth opportunities. If our revenue does not increase at a greater rate than our operating expenses, we will not be able to maintain our current level of profitability.

We have a limited operating history at our current scale, which may make it difficult to evaluate our business and future prospects.

We have a limited history of generating revenue at our current scale. As a result, we have limited financial data that can be used to evaluate our business and future prospects. Any evaluation of our business and prospects must be considered in light of our limited operating history, which may not be indicative of future performance. Because of our limited operating history, we face increased risks, uncertainties, expenses, and difficulties, including the risks and uncertainties discussed in this section.

We plan to continue to expand into additional international markets, which will expose us to new and significant risks.

Our future growth depends in part on our expansion efforts into new international markets. We also have limited experience with regulatory environments and market practices outside of Israel and the United States and cannot guarantee that we will be able to penetrate or successfully operate in any market outside of Israel and the United States. In connection with our expansion efforts, we may encounter obstacles we do not currently face, including cultural and linguistic differences, differences in regulatory environments and market practices, difficulties in keeping abreast of market, business, and technical developments, and foreign consumers’ tastes and preferences.

We may also encounter difficulty expanding into new markets because of limited brand recognition in those markets, leading to delayed acceptance of our products by consumers there. In particular, we have no assurance that our marketing efforts will prove successful outside of the Israel and the United States. The expansion into new markets may also present competitive, technological, forecasting, and distribution challenges that are different from or more severe than those we currently face. There are also other risks and costs inherent in doing business in international markets, including:

●	the need to adapt and localize products for specific countries to account for, among other things, different cultural tastes, size and fit preferences, or regulatory requirements;
●	difficulty establishing and managing international operations and the increased operations, travel, infrastructure, including establishment of local delivery service and customer service operations, and legal compliance costs associated with locations in different countries or regions;
●	increased shipping times to and from international markets;

●	the need to vary pricing and margins to effectively compete in international markets;
●	increased competition from local providers of similar products;
●	difficulty obtaining, maintaining, protecting, defending, and enforcing intellectual property rights abroad;
●	the need to offer customer services in various languages;
●	difficulties in understanding and complying with local laws, regulations, and customs in other jurisdictions;
●	compliance with anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act (the “FCPA”), relevant provisions of Israeli Penal Law 5737-1977 (the “Israeli Penal Law”), and the U.K. Bribery Act 2010 (the “U.K. Bribery Act”), by us, our employees, and our business partners;
●	complexity and other risks associated with current and future legal requirements in other countries, including legal requirements related to consumer advertising protection, consumer product safety, AI and data privacy and security frameworks, including, but not limited to, the EU General Data Protection Regulation 2016/679 (“GDPR”), the EU-U.S. Data Privacy Framework (“DPF”), and the EU AI Act;
●	varying business practices and customs related to the sale of beauty and wellness products;
●	varying levels of internet technology adoption and infrastructure, and increased or varying network and hosting service provider costs;
●	tariffs and other non-tariff barriers, such as quotas and local content rules, as well as tax consequences;
●	fluctuations in currency exchange rates and the requirements of currency control regulations, which might restrict or prohibit conversion of other currencies into U.S. dollars; and
●	political or social unrest or economic instability in a specific country or region in which we operate, including, for example, the effects of the U.K.’s withdrawal from the EU (“Brexit”), which could have an adverse impact on our operations in that location. Our failure to successfully manage these risks could harm our international operations and have an adverse effect on our business, financial condition, and results of operations.

Our failure to successfully manage these risks could harm our international operations and have an adverse effect on our business, financial condition, and results of operations.

Our e-commerce channel business faces distinct risks, and our failure to successfully manage those risks could have a negative impact on our profitability.

As an e-commerce retailer, we encounter risks and difficulties frequently experienced by businesses with significant online sales. The successful operation of our business as well as our ability to provide a positive shopping experience that will generate orders and drive subsequent visits depends on efficient and uninterrupted operation of our e-commerce order-taking and fulfillment operations. If we are unable to allow real-time and accurate information regarding product availability to quickly and efficiently fulfill our customers’ orders using the fulfillment and payment methods they demand, provide a convenient and consistent experience for our customers, or effectively manage our online sales, our ability to compete and our results of operations could be adversely affected. Risks associated with our e-commerce business include:

●	uncertainties associated with our websites and in-store systems including changes in required technology interfaces, website downtime and other technical failures, costs, and technical issues as we upgrade our systems software, inadequate system capacity, computer viruses, human error, data breaches and other security incidents, legal claims related to our systems operations, and other challenges with order fulfillment;
●	changes in website interfaces, website downtime, and other technical failures;

●	disruptions in internet service or power outages;
●	reliance on third parties for computer hardware and software, as well as delivery of products to our customers;
●	rapid technology changes;
●	credit or debit card fraud and other payment processing related issues;
●	changes in applicable federal, state, and international regulations;
●	liability for online content;
●	cybersecurity and data privacy concerns and laws, rules, and regulations; and
●	natural disasters or adverse weather conditions.

Our online sales also expose us to broader applicability of regulations, as well as additional regulations, rules relating to registration of internet sellers, and certain anti-money laundering, trade sanction, anti-corruption, anti-bribery, and international trade laws. Compliance problems in any of these areas could result in a reduction in sales, increased costs, sanctions or penalties, and damage to our reputation and brands.

In addition, we must keep up to date with competitive technology trends, including the use of new or improved technology, creative user interfaces, virtual and augmented reality, and other e-commerce marketing tools such as paid search, which may increase our costs and which may not increase sales or attract customers, as intended. Our competitors, some of whom have greater resources than we do, may also be able to benefit from changes in e-commerce technologies, which could harm our competitive position.

We are subject to financial risks as a result of our international operations and investing activities, including exposure to foreign currency fluctuations and the impact of foreign currency restrictions.

Although the majority of our expenses and revenue are incurred in U.S. dollars, some of our revenue and expenses are generated in other currencies, such as the New Israeli Shekel (“NIS”), Euro, Pound Sterling, or Australian dollar. Our exposure to foreign currencies may increase as we expand our business in foreign markets and as a result of our investments in marketable securities, some of which may be denominated in currencies other than U.S. dollars. As a result, our operating results are subject to fluctuations due to changes in currency exchange rates. In particular, our operating results may be adversely affected if the NIS fluctuates significantly against the U.S. dollar. If we are not able to successfully hedge against the risks associated with currency fluctuations, our operating results could be adversely affected. Although we may engage in transactions intended to reduce our exposure to foreign-currency fluctuations, including financial hedging instruments, there can be no assurance that these transactions will be effective. Complex global political and economic dynamics can affect exchange rate fluctuations. It is difficult to predict future fluctuations and the effect these fluctuations may have upon future reported results or our overall financial condition.

Our investment portfolio may be adversely affected by market conditions and interest rates.

We maintain balances of liquid investments for purposes of financing our operations. Our marketable securities totaled $51.6 million as of December 31, 2023 and consisted of investments in government and corporate debentures. We currently, and expect to continue to, follow an established investment policy and set of guidelines, approved by our board of directors, to monitor and help mitigate our exposure to liquidity and credit risks which set forth credit quality standards and limit our exposure to any one issuer. However, these investments are subject to general credit, liquidity, market and interest rate risks. We may realize losses in the fair value of these investments, which could include a complete loss of these investments, which would have an adverse effect on our results of operations and financial condition. In addition, should our investments cease paying or reduce the amount of interest paid to us, our interest income would decrease and may adversely affect our financial position and results.

If we do not successfully optimize, operate, and manage the expansion of the capacity of our distribution centers, or if we experience problems with our distribution and warehouse management system, our ability to meet customer expectations, manage inventory, manage inflation, complete sales, and achieve objectives for operating efficiencies could be harmed, and our business, financial condition, and results of operations could be adversely affected.

We anticipate the need to add additional distribution center capacity and lease new warehouse space to serve as distribution centers as our business continues to grow. If we continue to add distribution and warehouse capabilities, add product categories with different fulfillment requirements, or change the mix in products that we sell, our distribution network will become increasingly complex and operating it will become more challenging. The expansion of our distribution center capacity may put pressure on our managerial, financial, operational, and other resources. We cannot assure you that we will be able to locate suitable facilities on commercially acceptable terms in accordance with our expansion plans, nor can we assure you that we will be able to recruit qualified managerial and operational personnel to support our expansion plans. In addition, we may be required to expand our capacity sooner than we anticipate. If we are unable to secure new facilities for the expansion of our operations, recruit qualified personnel to support any such facilities, or effectively control expansion-related expenses, our order fulfillment and shipping times may be delayed and our business, financial condition, and results of operations could be adversely affected. Furthermore, we cannot predict the effect inflation, including wage inflation, may have on our distribution network and our ability to maintain operating efficiencies.

Our distribution centers include computer-controlled and automated equipment and rely on warehouse management systems to manage supply chain fulfillment operations, which means our operations are complicated and may be subject to a number of risks related to cybersecurity, the proper operation of software and hardware, electronic or power interruptions, or other system failures. In addition, our operations could also be interrupted by labor difficulties, or by floods, fires, or other natural disasters near our distribution centers. We maintain business interruption insurance, but it may not adequately protect us from the adverse effects that could result from significant disruptions to our distribution system, such as the long-term loss of customers or an erosion of our brand image. Moreover, if we or our third-party logistics providers are unable to adequately staff our distribution centers to meet demand or if the cost of such staffing is higher than it has been historically or projected costs increase due to mandated wage increases, regulatory changes, hazard pay, international expansion, or other factors, our results of operations could be harmed. In addition, operating distribution centers comes with potential risks, such as workplace safety issues and employment claims for the failure or alleged failure to comply with labor laws or laws respecting union organizing activities. Our distribution capacity is also dependent on the timely performance of services by third parties, including the shipping of our products from our suppliers to our distribution facilities. We may need to operate additional distribution centers in the future to keep pace with the growth of our business, and we cannot assure you that we will be able to locate suitable facilities on commercially acceptable terms in accordance with our expansion plans, nor can we assure you that we will be able to recruit qualified managerial and operational personnel to support our expansion plans. If we encounter problems with our distribution and warehouse management systems, our ability to meet customer expectations, manage inventory and fulfillment capacity, complete sales, fulfill orders in a timely manner, and achieve objectives for operating efficiencies could be harmed, which could also harm our reputation, and our relationship with our customers.

Product returns could harm our business.

We allow our customers to return our products, subject to our return policy. We generally accept product returns for refund or exchange if returned within the applicable return policy deadline. We also have a “Try Before You Buy” program whereby customers choose several similar products for a trial and initially pay only shipping costs, paying only for the products they keep after the trial period. Our net revenue is reported net of discounts and estimated returns. We estimate our liability for product returns based on historical return trends and an evaluation of current economic and market conditions. We record the expected customer refund liability as a reduction to revenue. The introduction of new products, changes in consumer confidence or shopping habits, or other competitive and general economic conditions could cause actual returns to exceed our estimates. If actual return costs differ from previous estimates, the amount of the liability and corresponding revenue are adjusted in the period in which such costs occur. In addition, from time to time, our products may be damaged in transit, which can also increase return rates. Moreover, due to the nature of our products, we do not resell returned goods. Competitive pressures could cause us to alter our return policies or our shipping policies, which could result in an increase in damaged products and an increase in product returns. If the rate of product returns increases significantly or if product return economics become less efficient, our business, financial condition, and results of operations could be adversely affected.

Any failure by us or our suppliers to comply with ethical business practices or product safety, labor, or other laws, provide safe conditions for our or their workers, or use or be transparent about ethical business practices may damage our reputation and brand and harm our business.

Operating with integrity is core to our values, which makes our reputation sensitive to allegations of unethical or improper business practices, whether real or perceived. The failure of any of our suppliers to provide safe and humane factory conditions and oversight at their facilities could damage our reputation and brand or result in legal claims against us. We rely on our suppliers’ compliance reporting in order to comply with regulations applicable to our products. This is further complicated by the fact that expectations of ethical business practices continually evolve and may be substantially more demanding than applicable legal requirements.

We do not control our suppliers or their businesses, and they may not comply with our guidelines or applicable law. The products we sell are subject to regulation by the U.S. Food and Drug Administration (the “FDA”), the Federal Consumer Product Safety Commission, the FTC, and similar local and international regulatory authorities from the jurisdictions in which we operate. Product safety, labeling, and licensing concerns may require us to voluntarily remove selected products from our inventory. Such recalls or voluntary removal of products can result in, among other things, lost sales, diverted resources, potential harm to our reputation, and increased customer service costs and legal expenses, which could adversely affect our results of operations. Moreover, failure of our suppliers to comply with applicable laws and regulations and contractual requirements could lead to litigation against us or cause us to seek other vendors, which could increase our costs and result in delayed delivery of our products, product shortages, or other disruptions of our operations.

Ethical business practices are also driven in part by legal developments and by groups active in publicizing and organizing public responses to perceived ethical shortcomings. In addition to evaluating the substance of companies’ practices, such groups also often scrutinize companies’ transparency as to such practices and the policies and procedures they use to ensure compliance by their suppliers and other business partners. If we do not meet the transparency standards expected by parties active in promoting ethical business practices, we may attract negative publicity, regardless of whether the actual labor and other business practices adhered to by us and our independent manufacturers are consistent with ethical business practices. Such negative publicity could harm our brand image, and adversely affect our business, financial condition, and results of operations.

Our sales and profitability may decline if product costs increase or selling prices decrease.

The sales prices for our products may be subject to change for a variety of reasons, including competitive pricing pressures, discounts, anticipation of the introduction of new products, general economic conditions, or changes in our marketing, consumer acquisition, and technology costs and, as a result, we anticipate that we will need to change our pricing model from time to time. In the past, including in connection with the COVID-19 pandemic, we have sometimes adjusted our prices in certain situations, and expect to do so from time to time in the future. Moreover, demand for our offerings is price-sensitive. Competition continues to increase in the beauty and wellness industry, and we expect competition to further increase in the future, thereby leading to increased pricing pressures. Larger competitors with more diverse offerings may reduce the price of offerings that compete with ours or may bundle them with other offerings. Similarly, certain competitors may use marketing strategies that enable them to acquire consumers more rapidly or at a lower cost than us, or both, and we may be unable to attract new customers or grow and retain our customer base based on our historical pricing. As we develop and introduce new brands and products, as well as integrations, capabilities, and other enhancements, we may need to, or choose to, revise our pricing. We may also face challenges setting prices for new and existing products in any new geographies into which we expand. There can be no assurance that we will not be forced to engage in price-cutting initiatives or to increase our marketing and other expenses to attract customers in response to competitive or other pressures. Any decrease in the sales prices for our products, without a corresponding decrease in costs, increase in volume or increase in revenue from our other products, would adversely affect our revenue and gross profit. We cannot assure you that we will be able to maintain our prices and gross profits at levels that will allow us to achieve and maintain profitability.

Our technology platform is at the core of our business, and any decline in demand for our technology occasioned by malfunction, inferior performance, increased competition, or otherwise, will adversely affect our business, financial condition, and results of operations.

Our proprietary technology is at the core of our business. Accordingly, market acceptance of our technology platform is critical to our success. If demand for our technology declines, the demand for the associated product sales will also decline. Demand for our technology is affected by a number of factors, many of which are beyond our control, such as marketing, continued market acceptance of beauty and wellness technologies by consumers, the timing of new brands and products, alternatives introduced by our competitors, and growth or contraction in our addressable markets. If we are unable to continue to meet consumer demand, or if our technology platform fails to compete effectively, achieve more widespread market acceptance, or meet applicable requirements, then our business, financial condition, and results of operations would be adversely affected.

If we are unable to continue to improve our AI models or if our AI models contain errors or are otherwise ineffective, our business, financial condition, and results of operations may be adversely affected.

Our PowerMatch technology and other technologies used in the commercialization of our products are based on our AI models, and our ability to attract new customers, retain existing customers, or increase sales of our products to existing customers will depend in large part on our ability to maintain a high degree of accuracy and automation in our advanced computer vision and on our other algorithms and technologies. As with many developing technologies, AI presents risks and challenges that could affect our products’ further development, adoption, use, and therefore, our business. AI algorithms may be flawed, and data sets may be insufficient, of poor quality, or contain biased information. Inappropriate or controversial data practices by data scientists, engineers, and end-users of our systems could impair the acceptance of AI solutions. If the analyses that AI applications assist in producing are deficient or inaccurate, we could be subjected to competitive harm, potential legal liability, and brand or reputational harm. For example, if our AI models fail to accurately analyze facial and hair features, or any of the other components of our advanced computer vision fail, we may experience higher than forecasted returns, and our ability to attract new customers, retain existing customers, or increase sales of our products to existing customers and our business, financial condition, and results of operations may be adversely affected.

Our AI models are designed to utilize statistical, physics-based, and/or vision-based models to match users to specific products with high accuracy. However, it is possible that our AI models may prove to be less accurate than we expect, or than they have been in the past, for a variety of reasons, including inaccurate assumptions or other errors made in building or training such models, incorrect interpretations of the results of such models, and failure to timely update model assumptions and parameters. Further, the successful performance of our AI models relies on the ability to constantly review and process large amounts of data. If we are unable to attract new customers, retain existing customers, or increase sales of our products to existing customers, the amount of data reviewed and processed by our AI models will be reduced or fail to grow at a pace that will allow us to continue to maintain or improve the accuracy and efficiency of our AI models. Additionally, such models may not be able to effectively account for matters that are inherently difficult to predict or are otherwise beyond our control, such as personal preferences that may not align with AI data. Material errors or inaccuracies in such AI models could lead us to make inaccurate or sub-optimal operational or strategic decisions, which could adversely affect our business, financial condition, and results of operations.

Our proprietary AI models rely in part on the use of our customers’ data and other third-party data, and if we lose the ability to use such data, or if such data contain inaccuracies, our business could be adversely affected.

Our proprietary AI models are statistical models built using a variety of data-sets. Our AI models rely on a wide variety of data sources, including data collected from our customers and, in some cases, data collected from third parties. Such data may have restrictions on how it may be used, including, for example, restrictions on the collection, use, or other processing of data from certain jurisdictions. If we are unable to access and use data collected from our customers as part of our PowerMatch process, or other third-party data used in our AI models, or if our access to such data is limited, for example, due to new or changing laws, rules, or regulations, or policies of third parties, our ability to accurately evaluate potential transactions, detect fraud, and verify customers’ data would be compromised.

In addition, if third-party data used to train and improve our AI models is inaccurate, or access to such third-party data is limited or becomes unavailable to us, our ability to continue to improve our AI models would be adversely affected. Although we believe that there are commercially reasonable alternatives available to the third-party data we currently license, this may not always be the case, or it may be difficult or costly to migrate to other third-party data. Our use of additional or alternative third-party data would require us to enter into license agreements with third parties. In addition, integration of the third-party data used in our AI models with new third-party data may require significant work and require substantial investment of our time and resources. Any of the foregoing could negatively impact our product offerings and our relationships with our customers, impair our ability to grow our customer base, subject us to financial liabilities, and adversely affect our business, financial condition, and results of operations.

If we fail to offer high quality customer support, or we are unable to achieve or maintain a high level of customer satisfaction, demand for our products could suffer.

We believe that our future revenue growth depends, in part, on our ability to provide customers with quality service that meets or exceeds our customers’ evolving needs and expectations, and is conducive to our ability to continue to sell new products to customers. The importance of high quality customer support will increase as we expand our business. We are not always able to provide our customers with this level of service, and our customers occasionally encounter challenges in our customer support, including as a result of human error, outages, errors, or bugs in our software or third-party software. If we do not help our customers quickly resolve issues and provide effective ongoing support, or we are unable to achieve or maintain a high level of customer satisfaction, we could experience more complaints from customers, lower than expected repeat purchases, disputes and additional costs, or negative publicity, any of which could have an adverse effect on our business, financial condition, and results of operations.

We may need additional capital, and we cannot be sure that additional financing will be available on favorable terms, if at all.

Historically, we have funded our operations and capital expenditures primarily through equity issuances, borrowings under our credit facilities and cash generated from our operations. Although we currently anticipate that our available funds and cash flow from operations will be sufficient to meet our cash needs for the foreseeable future, we may require additional financing and we may not be able to obtain such financing on favorable terms, or at all. Our ability to obtain financing will depend on, among other things, our development efforts, business plans, operating performance, and the condition of capital markets at the time we seek financing. If we raise additional funds through the issuance of equity, equity-linked, or convertible debt securities, to fund operations, or on an opportunistic basis, those securities may have rights, preferences, or privileges senior to the rights of our Class A ordinary shares, or may require us to agree to restrictive covenants or unfavorable terms, and our existing shareholders may experience significant dilution of their ownership interests. Any debt financing we may secure in the future could involve restrictive covenants that may impose significant operating and financial restrictions on us, and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to incur indebtedness, incur liens, enter into mergers or consolidations, dispose of assets, pay dividends, make acquisitions, and make investments, loans, and advances. These restrictions may affect our ability to grow in accordance with our strategy, limit our ability to raise additional debt or equity financing to operate our business, including during economic or business downturns, and limit our ability to compete effectively or take advantage of new business opportunities. We may not be able to obtain additional financing on terms favorable to us, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth, scale our infrastructure, develop product enhancements, and respond to business challenges could be significantly impaired, and our business, financial condition, and results of operations may be adversely affected.

Risks Related to Legal, Regulatory, and Tax Matters

Disputes and other legal or regulatory proceedings could adversely affect our financial results.

From time to time, we have been and may in the future become involved in litigation, other disputes, or regulatory proceedings in connection with or incidental to our business, including litigation related to intellectual property, regulatory matters, contract, advertising, and other claims. In general, claims made by us or against us in litigation, disputes, or other proceedings can be expensive and time consuming to bring or defend against and could result in settlements, injunctions, or damages that could significantly affect our business. It is not possible to predict the final resolution of the litigation, disputes, or proceedings to which we currently are or may in the future become party to. Regardless of the final resolution, such proceedings may have an adverse effect on our reputation, financial condition, and business, including by utilizing our resources and potentially diverting the attention of our management from the operation of our business. See the section titled “Item 4.B. Business Overview—Legal Proceedings.”

Our products are subject to U.S. federal, state, and international laws, regulations, and policies that could have an adverse effect on our business, financial condition, and results of operations.

Our business is subject to numerous laws, regulations, and policies around the world, including but not limited to, the United States, Israel, the U.K., the EU European Union (the “EU”), and Australia. Many of these laws and regulations have a high level of subjectivity, are subject to interpretation and vary significantly from market to market. These laws and regulations can have several impacts on our business, including:

●	delays in or prohibitions of selling a product in one or more markets;
●	limitations on our ability to import products into a market;
●	delays and expenses associated with compliance, such as record keeping, documentation of the properties of certain products, labeling, and scientific substantiation;
●	limitations on the labeling and marketing claims we can make regarding our products; and
●	limitations on the substances that can be included in our products, resulting in product reformulations, or the recall and discontinuation of certain products that cannot be reformulated to comply with new regulations.

These events could interrupt the marketing and sale of our products, cause us to be subject to product liability claims, severely damage our brand reputation and image in the marketplace, increase the cost of our products, cause us to fail to meet customer expectations, or cause us to be unable to deliver products in sufficient quantities or sufficient quality, which could result in lost sales.

Before we can market and sell our products in certain jurisdictions, the applicable local governmental authority may require evidence of the safety of our products, which may include testing of individual ingredients at relevant levels. For example, the use of dihydroxyacetone (“DHA”) as a color additive in self-tanning products must comply with the FDA regulations that impose strict limitations on impurities. Additionally, the FDA encourages testing talc and talc-containing cosmetics for the presence of asbestos. Similarly in the EU, further to an opinion of the Scientific Committee on Consumer Safety (“SCCS”), DHA was added on July 5, 2021 to the list of restricted substances. The use of DHA is not prohibited in self-tanning products (i.e., lotion and face cream) subject to a maximum concentration of 10%. Since January 26, 2022, self-tanning products containing DHA that do not comply with the restrictions can no longer be placed on the EU market and since April 22, 2022, such products can no longer remain on the EU market. Delays in or prohibition of selling our products, or the need to reformulate the ingredients used in our products, could have an adverse effect on our existing business and future growth.

Additionally, on July 19, 2023, the EU Commission published EU Cosmetics Regulation (EC) No 2023/1490 (the “EU Cosmetics Regulation”), amending EU Cosmetics Regulation (EC) No 1223/2009. We do not expect the recent amendments to have a material impact on our business, financial condition and results of operations. However, any further revisions or amendments to the EU Cosmetics Regulation may have a significant impact on the EU cosmetics industry in the long term and could have an adverse effect on our business, financial condition, and results of operation in the future.

Additional laws, regulations, and policies, and changes, new interpretation, or enforcement thereof, that affect our business could adversely affect our financial results. These include accounting standards, laws and regulations relating to tax matters, trade, intellectual property, data privacy and security, anti-corruption, advertising, marketing, manufacturing, distribution, customs matters, product registration, ingredients, chemicals, packaging, selective distribution, environmental, or climate change matters. Changes may require us to reformulate or discontinue certain of our products or revise our product packaging or labeling, any of which could result in, among other things, increased costs to us, delays in our product launches, product returns or recalls, and lower net revenue, and therefore could have an adverse effect on our business, financial condition, and results of operations.

Government regulation, both in the United States and internationally, of the internet and e-commerce is evolving, and unfavorable changes or failure by us to comply with these regulations could adversely affect our business, financial condition, and results of operations.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the internet and e-commerce. Existing and future regulations and laws could impede the growth of the internet, e-commerce, or mobile commerce, which could in turn adversely affect our growth. These regulations and laws may involve taxes, tariffs, intellectual property, data privacy and security, anti-spam, content protection, electronic contracts and communications, consumer protection, and internet neutrality. It is not clear how existing laws governing issues such as property ownership, sales, and other taxes and consumer privacy apply to the internet as the vast majority of these laws were adopted prior to the advent of the internet and do not contemplate or address the unique issues raised by the internet or e-commerce. It is possible that general business regulations and laws, or those specifically governing the internet or e-commerce, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot be sure that our practices comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business, and proceedings or actions against us by governmental entities, consumers, suppliers, or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our website by consumers, and may result in the imposition of monetary liabilities. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of our own non-compliance with any such laws or regulations. As a result, adverse developments with respect to these laws and regulations could adversely affect our business, financial condition, and results of operations.

As the regulatory framework for AI technology evolves, our business, financial condition, and results of operations may be adversely affected.

Our business relies on AI and automated decision making to improve our services and tailor our interactions with our customers. However, in recent years, use of these methods has come under increased regulatory scrutiny, and the regulatory framework for AI technology is evolving and remains uncertain. For example, several U.S. states have recently introduced consumer protection legislation imposing additional compliance requirements on companies using artificial intelligence in connection with their products and services, including those that involve automated decision making based on consumer information. If passed, these may increase costs and restrict our opportunities and the development or deployment of our products and technology in these states, and could result in liability for failure to comply with applicable laws. Given our global reach, we may also become subject to foreign regulation regarding AI, which could increase costs or restrict opportunity. For example, as noted above, the EU AI Act is being considered and may in the future entail increased costs or otherwise limit opportunities for our products and technology.

It is possible that new laws and regulations will be adopted in the United States and in non-U.S. jurisdictions, or that existing laws and regulations may be interpreted in new ways, that would affect the operation of our e-commerce business and the way in which we can use AI technology. Specifically, such laws and regulations may limit our ability to use our AI models or require us to make changes to our operations that may decrease our operational efficiency, result in an increase to operating costs, or hinder our ability to improve our services. Further, the cost to comply with such laws, rules, or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition, and results of operations.

Any failure or perceived failure by us to comply with AI technology-related laws, rules, and regulations could result in proceedings or actions against us by individuals, consumer protection groups, government agencies, or others. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. Further, these proceedings and any subsequent adverse outcomes may subject us to significant negative publicity, and an erosion of trust. If any of these events were to occur, our business, results of operations, and financial condition could be materially adversely affected.

Regulatory and legislative developments related to climate change may materially adversely affect our business and financial condition.

Many jurisdictions are developing climate change-based laws or regulations that could cause us to incur additional direct costs for compliance, as well as indirect costs resulting from our suppliers, business partners or other third parties incurring additional compliance costs that they pass onto us. These legal and regulatory requirements, as well as heightened investor expectations surrounding corporate environmental and social responsibility practices and disclosure, are subject to change, may be unpredictable, and may be difficult and expensive for us to comply with. If we are unable to comply, or are unable to cause our suppliers or other third parties to comply, with such policies or provisions or meet the requirements of such laws and regulations, we may be subject to enforcement actions, which could harm our revenue and results of operations or damage our reputation. There is significant uncertainty around the impact of climate change and we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Any of the foregoing could result in a material adverse effect on our business and financial condition.

We could be subject to changes in our tax rates, the enactment of legislation implementing changes in taxation of international business activities, the adoption of other corporate tax reform policies, or other changes in tax legislation or policies which could adversely affect our business, financial condition, and results of operations.

Corporate tax reform, base-erosion efforts, and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny, and tax reform legislation is being proposed or enacted in a number of jurisdictions.

As an example, the Organization for Economic Co-operation and Development (the “OECD”), has put forth two proposals—Pillar One and Pillar Two—that revise the existing profit allocation and nexus rules (profit allocation based on location of sales versus physical presence) and ensure a minimal level of taxation, respectively. As of the date of this Annual Report, more than 140 countries, including Israel and other countries in which we operate, have agreed to enact legislation on Pillar Two and to enforce a minimum global tax rate of 15%. Many countries are expected to implement such legislation in 2024, but it is currently unclear when Israel will do so. These changes, when enacted by various countries in which we do business, may increase our taxes in these countries. As the Pillar Two solution is subject to implementation by each member country, the timing and ultimate impact of any such changes on our tax obligations is uncertain. Such legislative initiatives may materially and adversely affect our plans to expand internationally and may negatively impact our tax liability, financial condition, and results of operations, and could increase our administrative expenses.

Changes in tax treatment of companies engaged in e-commerce may adversely affect the commercial use of our sites and our financial results.

Due to the global nature of the internet, it is possible that various states, municipalities or foreign countries might, as a consequence of their review of the appropriate treatment of companies engaged in e-commerce and digital services, attempt to impose additional or new regulation on our business or levy additional or new sales, income, or other taxes on us or our customers. For example, following the United States Supreme Court’s 2018 decision in South Dakota v. Wayfair Inc., which held, among other things, that a state may require an out-of-state seller with no physical presence in the state to collect and remit sales taxes on goods the seller ships to consumers in the state, many states have adopted Wayfair laws requiring remote sellers to collect and pay sales tax based on transactions that take place in their jurisdictions. Other new or revised taxes and, in particular, digital taxes, sales taxes, VAT, and similar taxes could increase the cost of doing business online and decrease the attractiveness of selling products over the internet. New taxes and related rulings and regulations could also create significant increases in internal costs necessary to capture data and collect and remit taxes. Any of these events could have an adverse effect on our business, financial condition, and operating results.

As a result of our plans to expand our business operations, including to jurisdictions in which tax laws may not be favorable, our tax obligations may change or fluctuate, become significantly more complex, or become subject to greater risk of examination by taxing authorities, any of which could adversely affect our after-tax profitability and financial results.

We operate currently in several jurisdictions in addition to Israel, including the United States. In the event that our business expands to additional jurisdictions, our effective tax rates may fluctuate widely in the future. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under U.S. GAAP, changes in deferred tax assets and liabilities, or changes in tax laws. Factors that could materially affect our future effective tax rates include, but are not limited to: (i) changes in tax laws or the regulatory environment, (ii) changes in accounting and tax standards or practices, (iii) changes in the composition of operating income by tax jurisdiction, (iv) the imposition of, or changes in laws regarding, indirect taxes such as digital tax, sales tax, and VAT and (v) pre-tax operating results of our business.

Outcomes from audits or examinations by taxing authorities could have an adverse effect on our after-tax profitability and financial condition. Additionally, the Israel Tax Authority and several foreign tax authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Tax authorities could disagree with our intercompany charges, cross-jurisdictional transfer pricing, or other matters and assess additional taxes. If we do not prevail in any such disagreements, our profitability may be affected.

Our after-tax profitability and financial results may also be adversely affected by changes in relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions, and interpretations thereof, in each case, possibly with retroactive effect.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We believe we are eligible for certain tax benefits provided to a “Preferred Technology Enterprise” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”). In order to remain eligible for the tax benefits for a “Preferred Technology Enterprise,” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income as a “Preferred Technology Enterprise” would be subject to regular Israeli corporate tax rates. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See the section titled “Item 10.E. Taxation—Law for the Encouragement of Capital Investments, 5719-1959.”

Government regulations relating to the marketing and advertising of our products may restrict, inhibit, or delay our ability to sell our products and harm our business.

A variety of federal, state, and foreign government authorities regulate the advertising and promotion of our products, including the marketing claims we can make regarding their properties and benefits. In the United States, the FDA regulates our products, which include cosmetics and certain dietary supplements, under differing regulatory regimes, but in each case exercises authority over our marketing claims. While the FDA does not require our products and labeling to undergo pre-market approval, and while the FDA has not approved any of our products or otherwise determined such products to be safe and effective for any intended uses, the FDA and other regulatory agencies require that the labeling and claims for our products be truthful and not misleading. In addition, our cosmetic and dietary supplement products may not be marketed with claims regarding the treatment or prevention of diseases or conditions, which would cause such products to meet the definition of a drug and be subject to the requirements applicable to drug products. Similar requirements apply in foreign jurisdictions, including in the EU. The FDA has issued warning letters to cosmetic and dietary supplement companies alleging improper drug claims regarding their products, including, for example, cosmetic products that make claims regarding hair growth or preventing hair loss. There is a degree of subjectivity in determining whether a labeling or marketing claim is appropriate under these standards. While we believe our product claims are truthful, not misleading, and would not cause our products to be regulated as drugs, there is always a risk that the FDA or foreign regulatory authorities may determine otherwise, send us a warning letter or untitled letter, require us to modify our product claims, or take other enforcement action. Any inquiry into the regulatory status of our products and any related interruption in the marketing and sale of these products could damage our reputation and image in the marketplace.

Other U.S. regulatory authorities, such as the FTC and state consumer protection agencies, also govern our products and typically require adequate and reliable scientific substantiation to support any marketing claims. This standard for substantiation is subject to interpretation and can vary widely from market to market, and there is no assurance that the research and development efforts that we undertake to support our claims will be deemed adequate for any particular product or claim. The FTC also has specialized requirements for certain types of claims. For example, the FTC’s “Green Guides” regulate how “free-of,” “non-toxic,” and similar claims must be framed and substantiated. It is possible that the FTC could interpret the Green Guides in a manner that does not allow some of our claims or that requires additional substantiation to make them. The FTC also has issued Guides Concerning the Use of Endorsements and Testimonials in Advertising (the “Endorsement Guides”), under which product testimonials must come from “bona fide” users of a product and otherwise reflect the honest opinions, beliefs, or experience of the endorser. Additionally, companies must disclose material connections between themselves and their endorsers and are subject to liability for false or unsubstantiated statements regarding its products made by endorsers including, for example, marketing atypical results of using a product. The FTC actively investigates online product reviews and may bring enforcement actions against a company for failure to comply with applicable requirements for testimonials. Our brand ambassadors may participate in our product launches, take part in media days promoting our products, create product tutorials, and post online reviews of our products, including “before and after” photos. If we or our brand ambassadors fail to comply with the Endorsement Guides or make improper product claims, the FTC could bring an enforcement action against us and we could be fined and/or forced to alter our marketing materials.

Moreover, consumer protection laws and regulations governing our business continue to expand. In some states such as California, class-action lawsuits may be based on similar standards regarding false and misleading advertising and other increasingly novel theories of liability. In addition, plaintiffs’ lawyers have filed class action or false advertising lawsuits against cosmetic companies based on their marketing claims. Federal and state consumer protection agencies are expected to continue their active enforcement of applicable laws and regulations. Any inquiry into the regulatory status of our products and any related interruption in the marketing and sales of these products could damage our reputation and image in the marketplace, which could adversely affect our business, financial condition and results of operations.

If our products are not manufactured in compliance with applicable regulations, do not meet quality standards, or otherwise result in adverse health effects in customers, it could result in reputational harm, remedial costs, or regulatory enforcement.

In the United States, our products regulated as dietary supplements are subject to Good Manufacturing Practices regulations administered by the FDA (“GMPs”), which govern key aspects of the production of dietary supplements, including quality control, packaging and labeling. While the FDA has not promulgated regulations governing GMPs for cosmetics, adherence to recommended GMPs can reduce the risk that FDA finds such products have been rendered adulterated or misbranded in violation of applicable law. The FDA’s draft guidance on cosmetic GMPs, issued June 2013, provides recommendations related to process documentation, recordkeeping, building and facility design, equipment maintenance, and personnel. The FDA also recommends that manufacturers maintain product complaint and recall files and voluntarily report adverse events to the agency. Further, under the Modernization of Cosmetic Regulation Act of 2022, manufacturers of cosmetics will become subject to more onerous FDA obligations once implemented via regulation, including adverse event reporting and record retention requirements, safety substantiation requirements, facility registration requirements, and good manufacturing practice requirements. The FDA has also been granted new enforcement authorities over cosmetics, such as mandatory recall authority, and there will be new cosmetic labeling requirements imposed. In Europe, cosmetic products must be manufactured in compliance with GMPs requirements. Details on compliance with GMPs must be included in the product information file, of the cosmetic product. Compliance with GMPs is presumed where the manufacture complies with the relevant harmonized standards, which is ISO 22716:2007 for cosmetic products.

We rely on third parties to manufacture our products in compliance with quality standards, including dietary supplement GMPs, the cosmetic GMPs guidelines in the FDA’s draft guidance and similar foreign requirements. Compliance with these standards can increase the cost of manufacturing our products as we work with our vendors to assure they are qualified and in compliance. If we or our suppliers fail to comply with these standards, it could lead to customer complaints, adverse events, product withdrawal or recall, or increase the likelihood that our products are rendered adulterated or misbranded, any of which could result in negative publicity, remedial costs, or regulatory enforcement that could impact our ability to continue selling certain products, and may harm our brands. Problems associated with product recalls could be exacerbated due to the global nature of our business because a recall in one jurisdiction could lead to recalls in other jurisdictions. Recalls of this sort could adversely affect our business, financial condition, and results of operations.

Government reviews, inquiries, investigations, and actions could harm our business.

As we operate in various locations around the world, our operations are subject to governmental scrutiny and may be adversely impacted by the results of such scrutiny. The regulatory environment with regard to our business is evolving, and government officials often exercise broad discretion in deciding how to interpret and apply applicable regulations. From time to time, we may receive formal and informal inquiries from various government regulatory authorities, as well as self-regulatory organizations, about our business and compliance with local laws, regulations, or standards. Any determination that our operations or activities, or the activities of our employees, are not in compliance with existing laws, regulations, or standards could negatively impact us in a number of ways, including the imposition of substantial fines, civil and criminal penalties, interruptions of business, loss of supplier, vendor, or other third-party relationships, termination of necessary licenses and permits, modification of business practices and compliance programs, equitable remedies, including disgorgement, injunctive relief, and other sanctions or similar results, all of which could adversely our business, financial condition, and results of operations. Even if these reviews, inquiries, investigations, and actions do not result in any adverse determinations, they could create negative publicity, which could harm our business and give rise to third-party litigation or action.

If our products are found to be or are perceived to be defective or unsafe, we may be subject to various product liability claims, which could harm our reputation and business.

Our success depends, in part, on the quality and safety of our products. Any loss of confidence on the part of customers in our products or the ingredients used in our products, whether related to product contamination or product safety or quality failures, actual or perceived, environmental impacts, or inclusion of prohibited ingredients, or ingredients that are perceived to be “toxic,” could tarnish the image of our brand and could cause customers to choose other products. In addition, if our products are found to be defective or unsafe, or otherwise fail to meet our customers’ expectations or if our product claims are found to be unfair or deceptive, we may need to recall some of our products and/or become subject to regulatory action, our relationships with customers could suffer, the appeal of one or more of our products could be diminished, and we could lose sales, any of which could result in an adverse effect on our business. For example, we have historically received complaints regarding our products, including complaints alleging adverse side effects, such as mild rashes or itchy skin. We conduct testing of our products and, based on these tests, do not believe that there are any issues with our formulas linked to any widespread adverse effects. However, regardless of their merit, these or future complaints could have a negative impact on the reputation of our products and our brands, cause us to recall or stop selling our products, or lead to increased scrutiny or enforcement action from regulatory authorities, any of which could adversely affect our business, financial condition, and results of operations.

We may be subject to product liability claims, including that our products fail to meet quality or manufacturing specifications, contain contaminants, include inadequate instructions as to their proper use, include inadequate warnings concerning side effects and interactions with other substances or for persons with health conditions or allergies, or cause adverse reactions or side effects. Product liability claims could increase our costs, and adversely affect our business and financial results. As we continue to offer an increasing number of new products through large product offerings our product liability risk may increase.

We maintain product liability insurance and continue to periodically evaluate whether we can and should obtain higher product liability insurance. Based upon our current approach to product liability risk management, if any of our products are found to cause any injury or damage or we become subject to product liability claims, we will be subject to the full amount of liability associated with any injuries or damages.

We are subject to periodic claims and litigation that could result in unexpected expenses and could ultimately be resolved against us.

From time to time, we may be involved in litigation and other proceedings, including matters related to commercial disputes, product liability, intellectual property, data privacy and security, trade, customs laws and regulations, employment, regulatory compliance, and other claims related to our business. See the section titled “Item 4.B. Business Overview —Legal Proceedings” for additional information. An unfavorable outcome of any particular proceeding could exceed the limits of our insurance policies, or our insurance carriers may decline to fund such final settlements or judgments or all or part of the legal costs associated with the proceeding, which could have an adverse impact on our business, financial condition, and results of operations. In addition, any such proceeding could negatively impact our brands and our reputation.

Our employees, customers, suppliers, and other business partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees, customers, suppliers, and other business partners may engage in fraudulent or illegal activity. Misconduct by these parties could include intentional, reckless, or negligent conduct or disclosure of unauthorized activities to us that violate: (i) the rules of the applicable regulatory bodies; (ii) manufacturing standards; (iii) data privacy, security, and intellectual property laws, rules, or regulations or other similar non-U.S. laws, rules, or regulations; or (iv) laws that require the true, complete, and accurate reporting of financial information or data. These laws may impact, among other things, future sales, marketing, and education programs.

It is not always possible to identify and deter misconduct by our employees and other third parties, and the precautions we take to detect and prevent these activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, including the imposition of civil, criminal, and administrative penalties, additional integrity reporting, and oversight obligations. Whether or not we are successful in defending against any such actions or investigations, we could incur substantial costs, including legal fees, and divert the attention of management in defending.

Our failure to comply with the anti-corruption, trade compliance, anti-money laundering, and terror finance and economic sanctions laws and regulations of the United States and applicable international jurisdictions could adversely affect our reputation and results of operations.

We must comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which may include the FCPA, the Bribery Act, and Chapter 9 (sub-chapter 5) of the Israeli Penal Law, and the Israeli Prohibition on Money Laundering Law, 5760-2000 (the “Israeli Money Laundering Law” and together with the Israeli Penal Law, the “Israeli Anti-Corruption Laws”), as well as the laws of the countries where we do business. These laws and regulations apply to companies, individual directors, officers, employees, and agents. Where they apply, the FCPA, the Bribery Act, and the Israeli Anti-Corruption Laws prohibit us and our officers, directors, employees, and business partners acting on our behalf, including joint venture partners and agents, from corruptly offering, promising, authorizing, or providing anything of value, directly or indirectly, to public officials for the purposes of influencing official decisions or obtaining or retaining business or a business advantage or otherwise obtaining favorable treatment. The Bribery Act also prohibits non-governmental “commercial” bribery and accepting bribes. The Bribery Act also includes an offense applicable to corporate entities and partnerships which carry on part of their business in the United Kingdom (the “U.K.”) that fail to prevent bribery, which can take place anywhere in the world, by persons who perform services for or on behalf of them, subject to a defense of having adequate procedures in place to prevent the bribery from occurring. The offense can render parties criminally liable for the acts of their agents, joint venture partners, or commercial partners even if done without their knowledge. As part of our business, we deal with governments and state-owned business enterprises, the employees and representatives of which may be considered public officials for purposes of anti-corruption laws, including the FCPA, the Bribery Act, and the Israeli Anti-Corruption Laws. We also are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and agents into contact with public officials responsible for issuing or renewing permits, licenses, or approvals or for enforcing other governmental regulations. In addition, some of the international locations in which we operate lack a developed legal system, are in emerging and less developed markets and have elevated levels of corruption and fraud.

Our business also must be conducted in compliance with applicable economic and financial sanctions, trade embargoes, and export controls, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, the State of Israel, the EU, His Majesty’s Treasury of the United Kingdom, and other relevant sanctions and export control authorities.

Our global operations expose us to the risk of violating, or being accused of violating, anti-corruption laws, anti-money laundering laws, economic and financial sanctions, trade embargoes, and export controls. Our failure to comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions, and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations may result in significant diversion of management’s attention and resources and significant defense costs and other professional fees.

U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. We have developed and are working to further enhance our internal controls, policies, procedures, and training to ensure compliance by us and our directors, officers, employees, representatives and agents with the FCPA, the Israeli Anti-Corruption Laws, the Bribery Act, and other applicable anti-corruption laws. Despite our compliance efforts and activities, we cannot assure that our controls, policies, and procedures, even if enhanced, have been or will be followed at all times or effectively detect and prevent all violations of the applicable laws and every instance of economic and financial sanctions, anti-money laundering laws, fraud, bribery, or corruption. A violation of these applicable laws could adversely affect our business, prospects, financial condition, and results of operations.

Our ability to source and distribute our products profitably or at all could be harmed if new trade restrictions are imposed or existing trade restrictions become more burdensome.

The majority of our products are currently manufactured outside of the United States. The United States and the countries in which our products are produced or sold internationally have imposed and may impose additional quotas, duties, tariffs, or other restrictions or regulations, or may adversely adjust prevailing quota, duty, or tariff levels. Countries impose, modify, and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it impossible for us to predict future developments regarding tariffs and other trade restrictions. In recent years, the U.S. government has taken steps to address allegations of forced labor in the Xinjiang Uyghur Autonomous Region of China (the “XUAR”), including issuing a number of specific Withhold Release Orders (which ban imports from certain entities or certain categories of ties into the United States) and implementing the Uyghur Forced Labor Prevention Act (the “UFLPA”), which creates a rebuttable presumption banning imports into the United States of items “mined, produced, or manufactured wholly or in part” in the XUAR, as well as additional presumptive bans that will be announced later this year. Although we do not knowingly import items from the XUAR, we have a limited number of suppliers based in China, and we do not know what additional items or suppliers may be subject to the presumptive ban in the future. Trade restrictions, including tariffs, quotas, export controls, trade sanctions, embargoes, safeguards, and customs restrictions, could increase the cost or reduce the supply of products available to us or may require us to modify our supply chain organization or other current business practices, any of which could adversely affect our business, financial condition, and results of operations.

Existing and potential tariffs imposed by the U.S. government or a global trade war could increase the cost of our products, which could have an adverse effect on our business, financial condition, and results of operations.

The U.S. government has in recent years imposed increased tariffs on imports from certain foreign countries, and any imposition of additional tariffs by the United States could result in the adoption of tariffs by other countries, leading to a global trade war. While the U.S. government’s recent tariffs on certain imports from China only affect a small portion of our production, any such future tariffs by the United States or other countries could have a significant impact on our business. While we may attempt to renegotiate prices with suppliers or diversify our supply chain in response to tariffs, such efforts may not yield immediate results or may be ineffective. We might also consider increasing prices to the customer; however, this could reduce the competitiveness of our products and adversely affect our net revenue. If we fail to manage these dynamics successfully, gross margins and profitability could be adversely affected. As of December 31, 2023, tariffs have not had a material impact on our business, but increased tariffs or trade restrictions implemented by the United States or other countries in connection with a global trade war could have an adverse effect on our business, financial condition, and results of operations.

Existing U.S. federal and state consumer protection laws could impact our advertising and marketing practices and the sale of our products, and potentially subject us to regulatory enforcement or private litigation.

The manufacturing, processing, formulating, packaging, labeling, distributing, selling and advertising of our products are subject to regulation by one or more federal agencies. In particular, the advertising of cosmetics is subject to regulation by the FTC under the Federal Trade Commission Act (the “FTC Act”). Section 5 of the FTC Act prohibits unfair methods of competition and unfair or deceptive trade acts or practices in or affecting commerce. Section 12 of the FTC Act provides that the dissemination or the causing to be disseminated of any false advertising pertaining to drugs, foods, devices, services, or cosmetics, is an unfair or deceptive act or practice. Under the FTC’s Substantiation Doctrine, an advertiser is required to have a “reasonable basis” for all objective product claims before the claims are made. U.S. State consumer protection laws modeled after the FTC Act impose similar requirements on our business. As such, we are required to have adequate substantiation of all material advertising claims made for our products. Failure to adequately substantiate claims may be considered either deceptive or unfair practices.

In addition, we are subject to review by self-regulatory organizations, such as the Council of Better Business Bureaus’ National Advertising Division (“NAD”). NAD monitors national advertising in all media, enforces high standards of truth and accuracy, and resolves disputes to build consumer trust and support fair competition. NAD reviews advertising based on challenges from businesses, complaints from consumers, or on its own initiative covering a wide variety of both industries and issues. If our advertising claims are challenged before the NAD, we would incur costs associated with responding to the challenge and could be required to modify our claims which could have a negative impact on our business.

Our brand also may be negatively impacted due to real, alleged or perceived quality issues or if consumers perceive us as being irresponsible or untruthful in our marketing and advertising, even if such perceptions are not accurate. The growing use of social and digital media by consumers increases the speed and extent that information and opinions can be shared. Negative posts or comments about us or our brands or products on social or digital media could damage our brand and reputation. If we fail to maintain the favorable perception of our brand, our business, financial condition and results of operations could be negatively impacted.

We are also subject to certain federal and state laws that apply to automatically renewing subscription services. Our subscriptions automatically renew unless the subscriber cancels the subscription before the end of the current period, and we often provide free or discounted trial periods to customers. The Federal Restore Online Shoppers’ Confidence Act (“ROSCA”), and state law analogues require companies to adhere to enhanced disclosure and cancellation requirements when entering into automatically renewing contracts with subscription customers. Regulators and private plaintiffs have brought enforcement and litigation actions against companies, challenging automatic renewal and subscription programs. If we fail to comply with ROSCA and its state law analogues, we could incur substantial legal fees and costs and reputational harm. In addition, compliance and remediation efforts can be costly.

Although we believe that we will be in compliance with applicable laws and regulations, there can be no assurance that, should the FTC or state attorneys general amend their guidelines or impose more stringent interpretations of current laws or regulations, we would be able to comply with these new guidelines. Furthermore, we are unable to predict the nature of such future laws, regulations, interpretations or applications, nor can we predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on our business in the future.

Risks Related to Data Privacy and Security, Information Technology, and Intellectual Property

Changes in data privacy and security laws, rules, regulations, and standards, including laws, rules, and regulations governing our collection, use, disclosure, retention, transfer, storage, and other processing of personal information, including payment card data, and our actual or perceived failure to comply with such obligations may have an adverse effect on our business, financial condition, and results of operations.

We are subject to federal, state, and international laws, rules, and regulations relating to the collection, use, disclosure, retention, security, transfer, storage, and other processing of personal information and consumer information, including payment card data. The regulatory framework worldwide for data privacy and security issues, particularly as they relate to the use of data in AI, is rapidly evolving and, as a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. For instance, in the EU a proposal for a regulation setting forth harmonized rules on AI is currently being evaluated. If adopted, this new regulation may require us to modify our practices and incur substantial compliance-related costs and expenses. Although we publicly post documentation regarding our practices concerning the use, disclosure, and other processing of data, and we strive to comply with such policies and all applicable laws, rules, regulations, standards, and other legal and contractual obligations, we may at times fail to do so or be perceived to have failed to do so. Our publication of our privacy policy and other statements we publish that provide promises and assurances about data privacy and security can subject us to potential federal, state, local, or foreign action if they are found to be deceptive, unfair, or misrepresentative of our actual practices. In addition, data privacy and security laws, rules, regulations, standards, and obligations are changing, have differing interpretations, and may be inconsistent between jurisdictions or conflict with other requirements or legal obligations. Any actual or perceived failure by us, our suppliers, or other parties with whom we do business, to comply with this documentation or with other federal, state, local, or foreign laws, rules, and regulations could result in proceedings against us by governmental entities or others. In many jurisdictions, enforcement actions and consequences for noncompliance are rising, which could damage our reputation, cause our customers to lose trust in us, cause us to cease or change our processing of data, and increase our exposure to liability, any of which could have an adverse effect on our business, financial condition, or results of operations. Additionally, if any third parties we work with violate applicable laws or our policies, such violations also may put personal information at risk and expose us to potential liability and reputational harm. Further, public scrutiny of, or complaints about, technology companies or their data processing or protection practices, even if unrelated to our business, industry, or operations, may lead to increased scrutiny and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities. Any of the foregoing could have an adverse effect on our business, financial condition, or results of operations.

In the United States, there are numerous federal and state data privacy and security laws, rules, and regulations governing the collection, use, disclosure, retention, security, transfer, storage, and other processing of personal information, including federal and state data privacy laws, data breach notification laws, and consumer protection laws. For example, the FTC and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination, and security of data. Such standards require us to publish statements that describe how we handle personal data and choices individuals may have about the way we handle their personal data. If such information that we publish is considered untrue or inaccurate, we may be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences. Moreover, according to the FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal data secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the FTC Act. State consumer protection laws provide similar causes of action for unfair or deceptive practices. In addition, privacy advocates and industry groups have regularly proposed and sometimes approved, and may propose and approve in the future, self-regulatory standards with which we must legally comply or that contractually apply to us. If we fail to follow applicable security standards even if no consumer information is compromised, we may incur significant fines or experience a significant increase in costs or reputational damage.

Further, U.S. laws in this area are complex and developing rapidly. At the federal level, the United States Congress is also considering various proposals for comprehensive federal data privacy legislation and, while no comprehensive federal data privacy law currently exists, we are subject to applicable existing federal laws and regulations. Many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security, and data breaches. Laws in all 50 states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly.

For example, the California Consumer Privacy Act (the “CCPA”), which became effective in January 2020, gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California consumers (as that term is broadly defined and may include any of our current or future employees who may be California residents) and provide such residents new ways to opt out of certain sales of personal information. The law also prohibits covered companies from discriminating against California residents (for example, charging more for services) for exercising any of their CCPA rights. The CCPA provides for severe civil penalties for violations as well as a private right of action for data breaches that result in the loss of personal information that is expected to increase data breach litigation. Further, in November 2020, California voters passed the California Privacy Rights Act (the “CPRA”). The CPRA, which took effect on January 1, 2023, significantly expands the CCPA, including by introducing additional obligations on covered companies, such as data minimization and storage limitations, granting additional rights to consumers, such as correction of personal information and additional opt-out rights, and creates a new entity, the California Privacy Protection Agency, to implement and enforce the law. The CCPA and CPRA may increase our compliance costs and potential liability.

Other jurisdictions in the United States have already passed or are considering laws similar to the CCPA, with potentially greater penalties and more rigorous compliance requirements relevant to our business. For example, in March 2021, the Governor of Virginia signed into law the Virginia Consumer Data Protection Act (the “VCDPA”). The VCDPA creates consumer rights, similar to the CCPA, but also imposes security and assessment requirements for businesses. Further, under the VCDPA, Virginia residents will have the right to opt out of the sale of their personal data, as well as the right to opt out of the processing of their personal data for targeted advertising. The VCDPA will require us to incur additional costs and expenses in an effort to comply with it, which became effective on January 1, 2023. In addition, in June 2021, Colorado enacted the Colorado Privacy Act (the “CPA”), becoming the third comprehensive consumer privacy law to be passed in the United States (after the CCPA and VCDPA). The CPA, which became effective on July 1, 2023, closely resembles the VCDPA, and is enforced by the respective states’ Attorney General and district attorneys. Although the two differ in many ways, we must comply with each if our operations fall within the scope of these newly enacted comprehensive mandates. Similar laws have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States, and the enactment of such laws could have potentially conflicting requirements that would make compliance challenging. These state statutes and other similar state or federal laws may require us to modify our data processing practices and policies and incur substantial compliance-related costs and expenses.

A number of states have also passed, or may pass in the future, laws that regulate the acquisition, use and storage of biometric information. For example, Illinois’ Biometric Information Privacy Act (“BIPA”), prohibits collection of certain biometric data without informed consent and provides for statutory damages of up to $5,000 per customer per violation for intentional violations. As a result, BIPA has been the subject of extensive class action litigation and very substantial settlements. If we collect, use or store biometric data, we may be, or may become, subject to such laws and regulations, and we may face legal claims or proceedings, regulatory investigations or actions, or other liability in connection with any actual or perceived non-compliance, which could result in an adverse impact on our business, financial condition and results of operations.

Further, we currently accept payments using a variety of methods, including credit card, debit card, Amazon Pay, PayPal, and Alternative Payment Models (“APM”). We are subject to the Payment Card Industry Data Security Standard (“PCI Standard”), issued by the Payment Card Industry Security Standards Council, with respect to payment card information. The PCI Standard contains compliance guidelines with regard to our security surrounding the physical and electronic storage, processing, and transmission of cardholder data. Compliance with the PCI Standard and implementing related procedures, technology, and information security measures requires significant resources and ongoing attention. Our compliance with the PCI Standard is handled by our third-party payment processors since most of our customer payment information is not stored in our systems. However, we are subject to the risk of changes to or disruption in this provider’s service. We have in the past, and may in the future, experience problems and interruptions associated with the implementation of new or upgraded systems and technology, such as those necessary to achieve compliance with the PCI Standard or with maintenance or adequate support of existing systems that may also disrupt or reduce the efficiency of our operations. Any material interruptions or failures in our payment-related systems could have a material adverse effect on our business, financial condition, and results of operations. If there are amendments to the PCI Standard, the cost of re-compliance could also be substantial and we may suffer loss of critical data and interruptions or delays in our operations as a result. Additionally, despite our compliance efforts, we may become subject to claims that we have violated the PCI Standard, based on past, present, and future business practices, which could have an adverse impact on our business and reputation.

In addition, as we offer new payment options (such as to customers), we may be subject to additional regulations, compliance requirements, fraud, and other risks. Furthermore, as our business changes, we may be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach or other security incident occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card payments from customers or facilitate other types of online payments. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could compromise or breach the algorithms that we use to protect our customers’ transaction data.

We also occasionally receive orders placed with fraudulent data and we may ultimately be held liable for the unauthorized use of a cardholder’s card number in an illegal activity and be required by card issuers to pay charge-back fees. Charge-backs result not only in our loss of fees earned with respect to the payment, but also leave us liable for the underlying money transfer amount. If our charge-back rate becomes excessive, card associations also may require us to pay fines or refuse to process our transactions. In addition, we may be subject to additional fraud risk if third-party service providers or our employees fraudulently use consumer information for their own gain or facilitate the fraudulent use of such information. Overall, we may have little recourse if we process a criminally fraudulent transaction.

Internationally, virtually every jurisdiction in which we operate has established its own data privacy and security legal framework with which we must comply, including but not limited to the European Economic Area (the “EEA”), the U.K., and Israel. In the EU, the GDPR went into effect in May 2018. The GDPR has far-reaching extraterritorial effect so that it applies to, amongst others, any business, regardless of its location, that processes personal data of an EEA resident in relation to offering goods or services to such EEA resident. The EEA’s data protection landscape is evolving, resulting in possible significant operational costs for internal compliance and risks to our business. Recent legal developments in the EEA have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States and other so-called third countries outside the EEA. While we have taken steps to mitigate the impact on us, such as implementing the European Commission’s standard contractual clauses (“SCCs”), the efficacy and longevity of these mechanisms remain uncertain. On July 16, 2020, the Court of Justice of the EU (the “CJEU”) invalidated the EU-U.S. Privacy Shield Framework (the “Privacy Shield”), under which personal data could be transferred from the EEA to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the SCCs, it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Accordingly, use of the SCCs must now be assessed on a case-by-case basis, taking into account the legal regime applicable in the destination country, in particular, applicable surveillance laws and rights of individuals, and additional technical and organizational measures and/or contractual provisions may need to be put in place. However, the nature of these additional measures is currently uncertain in part as respective guidance of the supervisory authorities leaves room for interpretation. The CJEU went on to state that if a competent supervisory authority believes that the SCCs cannot be complied with in the destination country and the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer. Moreover, the European Commission released an implementation decision for a new set of SCCs on June 7, 2021, which required us to use new SCCs as of September 27, 2021 and replace existing SCCs by December 27, 2022. The revised SCCs apply only to the transfer of personal data outside of the EEA and not the U.K.; the U.K.’s Information Commissioner’s Office launched a public consultation on its draft revised data transfers mechanisms in August 2021.

Furthermore, the DPF was released on December 13, 2022 to help address concerns raised by the CJEU regarding cross-border data transfers from the EEA to the United States. The European Commission adopted its Adequacy Decision in relation to the DPF on July 10, 2023, making the DPF effective as an EU GDPR transfer mechanism to United States entities self-certified under the DPF. On October 12, 2023, the UK government approved the UK Extension to the DPF, allowing for a UK GDPR data transfer mechanism to United States entities self-certified under the UK Extension. However, the DPF Adequacy Decision may be challenged, and regulators may continue to apply heightened scrutiny to cross-border flows of data to the United States and other jurisdictions. Our operations may be affected as the regulation and enforcement of international data transfer continues to evolve. We may be subject to investigations, fines or complaints; we may be required to cease our use of certain vendors and products; we may be required to implement new internal policies within a specified time frame with regards to data storage, management and transfer; and/or it could otherwise affect our business, our provision of services, and our finances.

These recent developments may require us to review and amend the legal mechanisms by which we transfer personal data from the EEA and the U.K. Other countries have also passed or are considering passing laws requiring local data residency or restricting the internal transfer of data. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints or regulatory investigations, inquiries, or fines, or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our products, the geographical location or segregation of our relevant systems and operations, and could adversely affect our business, financial condition, and results of operations.

In addition, the GDPR and the U.K.’s General Data Protection Regulation (the “U.K. GDPR”) impose robust obligations on controllers and processors for the collection, control, use, sharing, disclosure, and other processing of data relating to an identified or identifiable living individual (personal data) and contain documentation and accountability requirements for data protection compliance. These laws require detailed and transparent disclosures about how personal data is collected and processed, grant rights for data subjects to access, delete, or object to the processing of their data, provide for a mandatory breach notification to supervisory authorities (and in certain cases, affected individuals) of certain data breaches, set limitations on the retention of information, and outline significant documentary requirements to demonstrate compliance through policies, procedures, training, and audits. Failure to comply with these obligations can result in significant fines and other liability under applicable law. In particular, under the GDPR, fines of up to EUR 20 million (or GBP 17.5 million under the U.K. GDPR) or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. The GDPR requirements apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information.

The withdrawal of the U.K. from the EU also has created uncertainty with regard to the regulation of data protection in the U.K. Since January 1, 2021, when the transitional period following Brexit expired, we have been required to comply with the GDPR as well as the U.K. GDPR (combining the GDPR and the U.K.’s Data Protection Act of 2018), which exposes us to two parallel regimes, each of which authorizes similar fines and may subject us to increased compliance risk based on differing, and potentially inconsistent or conflicting, interpretation and enforcement by regulators and authorities (particularly, if the laws are amended in the future in divergent ways). With respect to transfers of personal data from the EEA, on June 28, 2021, the European Commission issued an adequacy decision in respect of the U.K.’s data protection framework, enabling data transfers from the member states of the EU, to the U.K. to continue without requiring organizations to put in place contractual or other measures in order to lawfully transfer personal data between the territories. While it is intended to last for at least four years, the European Commission may unilaterally revoke the adequacy decision at any point, and if this occurs, it could lead to additional costs and increase our overall risk exposure.

In addition to the GDPR and U.K. GDPR, the European Commission has another draft regulation in the approval process that focuses on electronic communications. The proposed legislation, known as the Regulation on Privacy and Electronic Communications (“ePrivacy Regulation”), would replace the current ePrivacy Directive (2002/58/EC). Originally planned to be adopted and implemented at the same time as the GDPR, the EU’s Council finalized its draft of the ePrivacy Regulation on February 10, 2021. As the regulation undergoes review in the EU’s Parliament, we may need to spend additional time and effort addressing its additional data privacy requirements. The ePrivacy Regulation includes enhanced consent requirements in order to use communications content and communications metadata, which may negatively impact sales of our products. Under the existing rules in the ePrivacy Directive, informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. While the ePrivacy Regulation is still under negotiation, recent European court decisions, regulators’ guidance and enforcement actions, and civil proceedings brought by individuals are driving increased attention to cookies and tracking technologies. This could require significant systems changes, limit the effectiveness of our fraud detection capabilities, divert the attention of our technology personnel, adversely affect our margins, increase costs, and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target individuals, may lead to broader restrictions and impairments on our marketing and personalization activities, may negatively impact our efforts to understand consumers, and, as a result of us being able to process less data, make our AI process less accurate.

In addition, we are also subject to the Israeli Privacy Protection Law, 5741-1981 (the “PPL”), and its regulations, including the Israeli Privacy Protection Regulations (Data Security), 5777-2017 (the “Data Security Regulations”), which impose obligations with respect to the manner in which personal data is processed, maintained, transferred, disclosed, accessed, and secured, as well as the guidelines of the Israeli Privacy Protection Authority. In this respect, the Data Security Regulations may require us to adjust our data protection and data security practices, information security measures, certain organizational procedures, applicable positions (such as an information security manager), and other technical and organizational security measures. Failure to comply with the PPL, its regulations, and guidelines issued by the Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions), and, in certain cases, criminal liability. Current pending legislation may result in a change of the current enforcement measures and sanctions. The Israeli Privacy Protection Authority may initiate administrative inspection proceedings, from time to time, without any suspicion of any particular breach of the PPL, as the Israeli Privacy Protection Authority has done in the past with respect to dozens of Israeli companies in various business sectors. In addition, to the extent that any administrative supervision procedure is initiated by the Israeli Privacy Protection Authority that reveals certain irregularities with respect to our compliance with the PPL, in addition to our exposure to administrative fines, civil claims (including class actions), and in certain cases criminal liability, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs.

In Israel, the Privacy Protection Regulations (Transfer of Information to Databases Outside State Borders), 5761-2001 (the “Israel Transfer Regulations”), require the data exporter, after ensuring that the transfer abroad is permitted pursuant to the legal bases for transfer abroad as provided in the Israel Transfer Regulations, to obtain from the data importer an undertaking to take sufficient measures in order to protect the personal data and not to transfer data to any third party (in a position published for public comments by the Israeli Privacy Protection Authority, the Authority noted that onward transfer would be permitted if: (i) such transfer is agreed to within the contract by the Israeli data exporter, (ii) each recipient undertakes to comply with similar data protection obligations as the original data importer, and (iii) each onward transfer would have been eligible under the Israel Transfer Regulations to receive personal data as the original recipient). While enforcement of a failure to comply with these restrictions has so far been very limited (as it also depends on the scope of the alleged violation), the enforcement standards and practices regarding this issue may change in the future. Additionally, any change in the way we share and store data collected in Israel may lead to additional or different obligations.

Additionally, the Standing Committee of the National People’s Congress of the People’s Republic of China (the “PRC”) issued a draft Personal Information Protection Law (the “PIPL”), for public comment on October 21, 2020, which went into effect on November 1, 2021. The PIPL imposes various controls and restrictions on entities and individuals that decide the purpose, methods, and such other matters of personal information processing, similar to the GDPR and CCPA. The enforcement of the PIPL could increase our potential liability and adversely affect our business, financial condition, and results of operations. In particular, the PIPL aligns the jurisdictional reach and application scope with those under the GDPR, enhances enforcement powers, and increases maximum penalties to CNY 50 million or 5% of the annual revenue of entities that process personal data. The PIPL also sets out personal information localization requirements, along with rules regarding the transfer of personal information outside of the PRC, which may require assessment and/or approval by the PRC Cyberspace Administration, certification by professional institutions, or supervision of and execution of contracts with overseas recipients.

Complying with the CCPA, CPRA, VCPDA, CPA, GDPR, U.K. GDPR, ePrivacy Directive (and the ePrivacy Regulation when it replaces the ePrivacy Directive), the PIPL, and other applicable data privacy and security laws, rules, regulations, and standards may cause us to incur substantial operational costs or require us to change our business practices. Despite our efforts to bring our practices into compliance with such laws, rules, regulations, and standards (and any new laws, rules, regulations, or standards that may be passed or promulgated), we may not be successful in our efforts to achieve compliance either due to internal or external factors such as resource allocation limitations or a lack of vendor cooperation. Non-compliance with any of these data privacy or security laws, rules, regulations, or standards could result in proceedings against us by governmental entities, data subjects, or others. We may find it necessary to establish additional systems and processes to maintain such data in various jurisdictions, including, among other things, the EEA, which may involve substantial expense and distraction from other aspects of our business.

Evolving and changing definitions of what constitutes “personal information” and “personal data” within the United States, EU, and elsewhere, especially relating to classification of IP addresses, machine or device identification numbers, location data and other information, may limit or inhibit our ability to operate or expand our business. In addition, rapidly evolving privacy laws and frameworks distinguish between a data processor and data controller (or under the CCPA, whether a business is a “service provider”), and different risks and requirements may apply to us, depending on the nature of our data processing activities. If our business model expands and changes over time, different sets of risks and requirements may apply to us, requiring us to re-orient the business accordingly.

Various government and consumer agencies have called for new laws, rules, regulations, and changes in industry practices and are continuing to review the need for greater regulation for the collection of information concerning consumer behavior on the internet. Because the interpretation and application of many data privacy and security laws, rules, and regulations, along with contractually imposed standards, are uncertain, it is possible that these laws, rules, regulations, and standards may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our products and e-commerce risk management platform capabilities. If so, in addition to the possibility of fines, lawsuits, and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our products and platform capabilities, which could have an adverse effect on our business, financial condition, and results of operations. For example, we may not be legally permitted to collect and store information on transactions we process that enable us to improve our products. Any inability to adequately address privacy and security concerns, even if unfounded, or to comply with applicable data privacy and security laws, rules, regulations, policies, industry standards, or social expectations of corporate fairness, could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our business, financial condition, and results of operations. Data privacy and security concerns, whether valid or not valid, may inhibit market adoption of our products, particularly in certain industries and foreign countries. If we are not able to adjust to changing laws, rules, regulations, and standards related to the internet, our business, financial condition, and results of operations may be adversely affected.

We rely significantly on the use of information technology, including technology provided by third-party service providers. Any failure, error, defect, inadequacy, interruption, or data breach or other security incident involving our information technology systems, or those of our third-party service providers, could have an adverse effect on our business, reputation, financial condition, and results of operations.

We increasingly rely on information technology systems to collect, store, share, use, retain, safeguard, transmit, analyze, and otherwise process electronic information. Our ability to effectively manage our business and coordinate the manufacturing, sourcing, distribution, and sale of our products depends significantly on the reliability and capacity of these systems. We rely on information technology systems to effectively manage, among other things, our business data, communications, supply chain, inventory management, consumer order entry and order fulfillment, processing transactions, summarizing and reporting results of operations, human resources benefits and payroll management, compliance with regulatory, legal, and tax requirements, and other processes and data necessary to manage our business. Disruptions to our information technology systems, including any disruptions to our current systems and/or as a result of transitioning to additional or replacement information technology systems, as the case may be, could disrupt our business and could result in, among other things, transaction errors, processing inefficiencies, loss of data, including personal data, and the loss of sales and customers, which could have an adverse effect on our reputation, business, financial condition, and results of operations. Additionally, the future operation, success, and growth of our business depends on streamlined processes made available through information systems, global communications, internet activity, and other network processes.

Our information technology systems, including our AI models, may be subject to damage, interruptions, or shutdowns, including from breaches, attacks by computer hackers, malicious code (such as malware, viruses and worms), ransomware attacks, insider threats, unauthorized activity or access, password-spraying, acts of vandalism, software or hardware vulnerabilities, employee or contractor theft, misplaced or lost data, fraud, misconduct or misuse, social engineering, phishing, denial-of-service attacks, organized cyberattacks, programming or human errors, telecommunication failures, or failures during the process of upgrading or replacing software, databases, or components, any of which could result in the loss or disclosure of confidential or personal information or our own proprietary information, software, methodologies, or business information. Our existing safety systems, data backup, access protection, user management, and information technology emergency planning may not be sufficient to prevent data loss or long-term network outages. In addition, we may have to upgrade our existing information technology systems or choose to incorporate new technology systems from time to time in order for such systems to support the increasing needs of our expanding business. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could disrupt or reduce the efficiency of our operations.

In addition, as part of our normal business activities, we collect, store, and otherwise process certain confidential information, including personal information with respect to customers and employees, as well as information related to intellectual property, and the success of our e-commerce operations depends on the secure transmission of confidential and personal information over public networks, including the use of cashless payments. We may share some of this information with third-party service providers who assist us with certain aspects of our business. We are subject to a number of laws, rules, and regulations requiring us to provide notification to employees, regulators, and other affected parties in the event of a security breach of certain personal information, and requiring the adoption of minimum information security standards that are often vaguely defined and difficult to practically implement. The costs of compliance with these laws, rules, and regulations have increased and may increase in the future. Any failure on the part of us or our third-party service providers to maintain the security of this confidential data and personal information, including our network security (or those of our third-party service providers) and the misappropriation of confidential and personal information, could result in business disruption, damage to our reputation, financial obligations to third parties, fines, penalties, regulatory proceedings, governmental investigations, and private litigation, any or all of which could result in us incurring potentially substantial costs. Such events could also result in the deterioration of confidence in us by employees and customers and cause other competitive disadvantages that lead customers to decrease or stop their purchases altogether. Any of these events could have an adverse effect on our business, financial condition, and results of operations.

Security incidents compromising the confidentiality, integrity, and availability of our confidential or personal information and our and our third-party service providers’ information technology systems, such as phishing and malware attempts, have occurred in the past and may occur in the future. Such security incidents could result from cyberattacks, computer malware, supply chain attacks, or malfeasance or error of our or our third-party service providers’ personnel. In particular, ransomware attacks, including those from organized criminal threat actors, nation-states, and nation-state supported actors, are becoming increasingly prevalent and severe, and can lead to significant interruptions in our or our third-party service providers’ operations, loss of data and income, reputational loss, diversion of funds, and may result in fines, litigation, and unwanted media attention. Extortion payments may alleviate the negative impact of a ransomware attack, but we or our third-party service providers may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting payments. Moreover, we and our third-party service providers may be more vulnerable to such attacks in remote work environments, which have increased following the COVID-19 pandemic. As techniques used by cyber criminals evolve and change frequently, a disruption, cyberattack or other security breach of our information technology systems or infrastructure, including our AI models, or those of our third-party service providers, may go undetected for an extended period and could result in the theft, transfer, unauthorized access to, disclosure, modification, misuse, loss, or destruction of our employee, representative, customer, vendor, consumer, and/or other third-party data, including sensitive or confidential data, personal information, and/or intellectual property. We cannot guarantee that our security efforts will prevent breaches or breakdowns of our or our third-party service providers’ information technology systems. Further, and notwithstanding any contractual rights or remedies we may have, because we do not control our third-party service providers, including their security measures, we cannot ensure the adequacy of the measures they take to protect personal information and prevent data loss. Although we have not, to our knowledge, experienced a material breach compromising any of the confidential or personally identifiable information on our systems, if we suffer a material loss or disclosure of personal or confidential information as a result of a breach of our information technology systems, including those of our third-party service providers, we may suffer reputational, competitive, and/or business harm, incur significant costs, and be subject to government investigations, litigation, fines, and/or damages, which could have an adverse effect on our cash flows, business, financial condition, and results of operations.

Moreover, while we maintain cybersecurity insurance that may help provide coverage for these types of incidents, we cannot assure you that our existing insurance coverage will continue to be available on acceptable terms or at all, or will be adequate to cover costs and liabilities related to these incidents, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed or are not covered by our insurance coverage or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our business, financial condition, and results of operations. We also cannot ensure that any limitations of liability provisions in our customer agreements, contracts with third-party service providers, and other contracts for a security lapse or breach or other security-related matter would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim.

Unauthorized access, disclosure, or other loss or unauthorized use of information or data, whether actual or perceived, could result in legal claims or proceedings, regulatory investigations or actions, and other types of liability under laws that protect the privacy and security of personal information, including federal, state, local, and foreign data privacy and security laws, rules, regulations, and standards, violations of which could result in significant penalties and fines. Although we seek to detect and investigate all data security incidents, security breaches and other incidents of unauthorized access to our information technology systems and data can be difficult to detect and any delay in identifying such breaches or incidents may lead to increased harm and legal exposure of the type described above.

If sensitive or personal information about our customers is disclosed, or if we or our third-party service providers are subject to real or perceived cyberattacks or other security incidents, our customers may curtail use of our website, we may be exposed to liability and our reputation could suffer.

Operating our business and platform involves the collection, storage, transmission, and other processing of proprietary and confidential information, as well as the personal information of our employees and customers. Some of our third-party service providers, such as payment processing providers, also regularly have access to customer data. We devote resources to network and data security to protect our systems, infrastructure platforms, and data. However, our systems and those of our third-party service providers may not be adequately designed with the necessary reliability and redundancy to avoid cyberattacks, performance delays or outages that could be harmful to our business. In addition, advances in computer capabilities, increasingly sophisticated tools and methods used by hackers and cyber terrorists, new discoveries in the field of cryptography or other developments may result in our failure or inability to adequately protect sensitive information.

Like other e-commerce companies, we are also vulnerable to damage from fire, floods, hurricanes, earthquakes, natural disasters and other adverse weather conditions, public health emergencies (such as the COVID-19 pandemic) and other catastrophic events, military or political conflicts, power loss, terrorism, breaches, attacks by computer hackers, malicious code (such as malware, viruses and worms), ransomware attacks, insider threats, unauthorized activity or access, password-spraying, acts of vandalism, software or hardware vulnerabilities, employee or contractor theft, misplaced or lost data, fraud, misconduct or misuse, social engineering, phishing, denial-of-service attacks, organized cyberattacks, programming or human errors, telecommunication failures, or failures during the process of upgrading or replacing software, databases, or components. Cyberattacks could also result in the theft of our intellectual property, damage to our information technology systems, or disruption of our ability to make financial reports and other public disclosures required of public companies. Our service providers, vendors, and other partners are also subject to the foregoing risks, and we do not have any control over them.

We and our third-party service providers have been subject to attempted cyber, phishing, and social engineering attacks in the past and may continue to be subject to such attacks and other cybersecurity incidents in the future. If we gain greater visibility, we may face a higher risk of being targeted by cyberattacks that could result in a wide range of negative outcomes, including violations of applicable data privacy or security laws, rules, regulations, and standards, which can result in significant fines, governmental investigations or inquiries and enforcement actions, legal and financial exposure, contractual liability, and damage to our reputation, each of which could adversely affect our business, financial condition, and results of operations. Furthermore, the costs associated with the investigation, remediation, and potential notification of a data breach to counterparties and data subjects could be material, in addition to any payments required to resolve a ransomware attack. For example, laws in the EEA, the UK, and all 50 U.S. states may require businesses to notify regulators within specific timeframes that a breach affecting personal information has occurred and/or to provide notice to individuals whose personal information has been impacted as a result of such breach. Failure to comply with these numerous and complex regulations could subject us to regulatory scrutiny and additional liability.

Advances in computer capabilities, new technological discoveries, or other developments may result in cyberattacks becoming more sophisticated and more difficult to detect. We and our third-party service providers may not have the resources or technical sophistication to anticipate or prevent all such cyberattacks or other security or data breaches, to protect our systems, data, and customer information, or to prevent outages, data loss, and fraud, and the use of third parties for certain cybersecurity services may not provide sufficient security or be adequate for our operations. Techniques used to obtain unauthorized access to systems change frequently and may not be known until launched against us or our third-party service providers. Security breaches can also occur as a result of non-technical issues, including intentional or inadvertent actions by our employees, our third-party service providers, or their personnel. We may be required to invest significant resources in protecting against security breaches and other technological disruption, or to remediate problems and damages caused by such incidents, which could increase the cost of our business and in turn adversely affect our business, financial condition, and results of operations.

Ultimately, any actual or perceived failure to maintain the performance, reliability, security, and availability of our platform and technical infrastructure to the satisfaction of our customers and certain regulators could harm our reputation and result in loss of revenue from the adverse impact to our reputation and brand, disruption to our business, and our decreased ability to attract and retain customers.

We are subject to risks related to online transactions and payment methods.

We accept payments using a variety of methods, including credit card, debit card, Amazon Pay, PayPal, and APM. We rely on third parties to provide these payment methods and payment processing services. We are also subject to payment card association operating rules and certification requirements, including the PCI Standard and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply.

Under certain circumstances specified in the payment card network rules, we may be required to submit to periodic audits, self-assessments, or other assessments of our compliance with the PCI Standard. Such activities may reveal that we have failed to comply with the PCI Standard. If an audit, self-assessment, or other test determines that we need to take steps to remediate any deficiencies, such remediation efforts may distract our management team and require us to undertake costly and time-consuming remediation efforts. In addition, even if we comply with the PCI Standard, there is no assurance that we will be protected from a security breach. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card and debit card payments from customers or to facilitate other types of online payments. If any of these events were to occur, our business, financial condition, and results of operations could be adversely affected.

Our success depends on our ability to develop, obtain, maintain, protect, defend, and enforce our intellectual property and other proprietary rights in order to differentiate ourselves from our competitors. Any failure to obtain, maintain, protect, defend, or enforce our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

We rely on a combination of trademark, trade secret, patent, copyright, and other intellectual property laws in the United States, and similar laws in other jurisdictions, as well as contractual provisions, such as confidentiality and intellectual property assignment clauses and licensing agreements, to establish and protect our proprietary technology, our brands, and other intellectual property. Our efforts to protect our intellectual property rights may be inadequate to prevent unauthorized use of our intellectual property. We will not be able to protect our intellectual property if we are unable to secure or enforce our rights or if we do not detect unauthorized use of our intellectual property. If we fail to protect our intellectual property rights adequately, our competitors may gain access to, copy, reverse engineer, or otherwise use our intellectual property or technology without our permission or adopt trade names or trademarks similar to ours and our business, financial condition, and results of operations may be adversely affected. In addition, defending our intellectual property rights may entail significant expense. Any patents, trademarks, or other intellectual property rights that we obtain may be challenged by others or invalidated through administrative process or litigation.

We currently own certain patents, and have applied for patent protection, relating to certain proprietary aspects of our products and technologies. We cannot guarantee that any of our patent applications will issue, and the patents we own could be challenged, invalidated, or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Thus, we cannot be certain that we will be the first creator of inventions covered by any patent application we make or the first to file patent applications on such inventions. Further, we make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection, and the approach we select may ultimately prove to be inadequate. Moreover, we cannot assure you that competitors will not infringe our patents, or that we will have adequate resources to enforce our patents.

We also have chosen not to register any copyrights, and instead rely primarily on trade secret protection to protect our proprietary software and other technologies. While we also own unregistered copyrights in our software, copyrights must be registered before bringing a copyright infringement lawsuit in the United States. Because we have chosen not to register our copyrights, the remedies and damages available to us for unauthorized use of software may be limited. Despite our efforts to maintain our source code and certain other technologies as trade secrets, it may still be possible for unauthorized third parties to copy our technologies, including our PowerMatch capabilities, and use information that we regard as proprietary to create products and services that compete with ours.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with other parties who may have access to confidential or proprietary information. We also attempt to protect our proprietary technologies by implementing administrative, technical, and physical practices, including source code access controls, to secure our proprietary information. However, no assurance can be given that these agreements or practices will be effective in controlling access to, distribution, use, misuse, misappropriation, reverse engineering, or disclosure of our intellectual property or proprietary information. Third parties, including former employees, may breach duties of confidentiality to us or disclose information improperly, and we may not have adequate recourse in the event of such breach. In addition, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, know-how, and trade secrets, or each party that has developed intellectual property on our behalf. Accordingly, individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products and e-commerce capabilities. These agreements may be insufficient or breached, and we may not have adequate remedies for any such breach.

We may be required to spend significant resources in order to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of the proprietary rights of others. Such litigation could be costly, time-consuming, unpredictable, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the ownership, scope, validity, and enforceability of our intellectual property rights. Our inability to protect our proprietary technology and intellectual property against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our e-commerce capabilities, impair the functionality of our services, delay development and introductions of new products, result in our substituting inferior or more costly technologies, or injure our reputation. Furthermore, many of our current and potential competitors may be in a position to dedicate substantially greater resources to enforce their intellectual property and proprietary rights than us. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing, misappropriating, or otherwise violating our intellectual property and proprietary rights. Additionally, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Moreover, the outcome of any such litigation might not be favorable to us, even when our rights have been infringed, misappropriated, or otherwise violated. If we do not prevail, we may be required to pay significant money damages, suffer losses of significant revenue, be prohibited from using the relevant systems, processes, technologies, or other intellectual property (temporarily or permanently), be required to cease offering certain products or services, incur significant license, royalty, or technology development expenses, or be required to comply with other unfavorable terms. Even if we were to prevail, such litigation could result in substantial costs and diversion of resources and could have an adverse effect on our business, operating results, or financial condition. We may also be required to enter into license agreements that may not be available on commercially reasonable terms or at all. In addition, although in some cases a third party may have agreed to indemnify us for such costs, such an indemnifying party may refuse or be unable to uphold its contractual obligations. In other cases, insurance may not cover potential claims of this type adequately or at all, and we may be required to pay monetary damages, which may be significant. If we fail to obtain, maintain, protect, defend, and enforce our intellectual property rights, our business, financial condition, or results of operations may be harmed.

If our trademarks and trade names are not adequately protected, we may not be able to maintain or build name recognition in our markets of interest.

We also rely on our trademarks, trade names, and brand names to distinguish our products and services from the products and services of our competitors, and have registered or applied to register many of these trademarks. If our trademarks and trade names are not adequately protected, we may not be able to maintain or build name recognition in our target markets and our business may be adversely affected. We cannot assure you that our trademark applications will be granted, and third parties may also oppose our trademark applications or otherwise challenge our use of the trademarks. If we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. In addition, competitors or other third parties have in the past adopted, and may in the future adopt, trade names, trademarks, or domain names similar to ours, which may impede our ability to build brand identity, possibly leading to market confusion and potentially requiring us to pursue legal action. We may not have adequate resources to enforce our trademarks against competitors or other third parties, and any such enforcement actions against third parties may not be successful. In addition, there could be trade name or trademark infringement, misappropriation, or other claims of trademark violation brought by owners of other registered trademarks or trademarks that incorporate variations of our unregistered trademarks or trade names. Our efforts to enforce or protect our trademarks, trade names, and domain names may be ineffective, may impact the public perception of our brand, may be expensive, may divert our resources, and, if our proprietary rights are challenged in connection with such enforcement efforts, could result in payment by us of monetary damages or injunctive relief against us that prevents us from using certain trademarks and trade names, all of which could adversely impact our financial condition or results of operations.

We may not be able to effectively obtain, maintain, protect, defend, and enforce our intellectual property rights throughout the world to the same extent as in the United States.

We pursue the registration of certain aspects of our intellectual property in the United States and certain other countries. Because of the differences in foreign trademark, trade secret, and other laws concerning intellectual property and proprietary rights, our intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain, and any changes in, or expected interpretations of, intellectual property laws may compromise our ability to enforce our intellectual property rights. Accordingly, many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. To the extent we expand our international activities, our exposure to unauthorized copying and use of intellectual property and proprietary information may increase. The legal systems of some countries, particularly developing countries, do not favor or may not be sufficiently robust for the meaningful enforcement of patents and other intellectual property rights. This could make it difficult for us to stop the infringement, misappropriation, or other violation of our intellectual property rights in all countries outside of the United States. Consequently, we may not be able to prevent third parties from copying our technologies or trademarks in all jurisdictions in which we operate or intend to operate.

Trade secrets and know-how can be difficult to protect, and some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, and our competitive position would be materially and adversely harmed. Furthermore, we currently own trademarks that we use in connection with our business in the United States, Israel, and other markets. As we continue to expand into international markets, we may experience certain risks associated with protecting our brand and maintaining the ability to use our brand in the countries where we operate. In certain countries outside of the United States, trademark registration is required to enforce trademark rights. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would. Therefore, it is possible that our trademarks applications may not be allowed for registration in a timely fashion or at all, and our registered trademarks may not be maintained or enforced. Additionally, there is a risk that our trademarks may conflict with the pre-existing trademarks of other companies, which may require us to rebrand or substantially change the branding of our product and service offerings, obtain costly licenses, or defend against third-party claims. Moreover, incumbent participants in such markets may oppose our trademark applications or trademark registrations or otherwise assert their intellectual property and other proprietary rights against us as a means of slowing our entry into such markets or as a means to extract substantial license and royalty payments from us. Further, we may not be able to acquire or maintain appropriate domain names in all countries in which we do business. Regulations governing domain names may not protect our trademarks and similar proprietary rights, and we may not be able to prevent third parties from acquiring domain names that are similar to, infringe upon, or diminish the value of our intellectual property. Any of the foregoing could adversely affect our business, financial condition, and results of operations.

Proceedings to enforce our intellectual property rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert efforts and resources from other aspects of our business. While we generally seek to protect our intellectual property rights in the major markets where we intend to market and sell our products, we cannot ensure that we will be able to do so in all jurisdictions. Moreover, our ability to obtain, maintain, protect, defend, and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws. Accordingly, our efforts to protect our patent and other intellectual property rights in such jurisdictions may be inadequate.

Third parties may allege that we are infringing, misappropriating, or otherwise violating their intellectual property rights, which could involve substantial costs and adversely impact our business.

Our success in part depends on our ability to develop, manufacture, market, and sell our products without infringing, misappropriating, or otherwise violating the intellectual property rights of third-parties. Third parties may seek to challenge, invalidate, or circumvent our intellectual property rights and allege that our products and services infringe, misappropriate, or otherwise violate third-party intellectual property rights. We may become involved in administrative processes such as re-examination, inter partes review, interference and derivation proceedings and equivalent proceedings in foreign jurisdictions, or litigation or other disputes relating to intellectual property used in our business.

Any such claims, even those without merit, can be expensive and time-consuming to defend and may divert management’s attention and resources, and an adverse result in any proceeding could put our ability to produce, market, and sell our products in jeopardy. We may be required to spend significant amounts of resources to defend against claims of infringement, misappropriation, or other violation, pay significant money damages, cease using certain processes, technologies, designs, trademarks, or other intellectual property, cease making, offering, and selling certain products, obtain a license (which may not be available on commercially reasonable terms or at all) or redesign our brand, our products, or our packaging (which could be costly, time-consuming, or impossible).

In addition, we may be unaware of third-party intellectual property that covers or otherwise relates to some or all of our services and products. Because of technological changes in our industry, current patent coverage, and the rapid rate of issuance of new patents, our current or future products may unknowingly infringe, misappropriate, or otherwise violate existing or future patents or intellectual property rights of other parties. Further, because some patent applications are maintained in secrecy for a period of time, there is a risk that we could develop a product or technology without knowledge of a pending patent application, which product or technology would infringe a third-party patent once that patent is issued. The defense costs and settlements for patent infringement lawsuits may not be covered by insurance. Patent infringement lawsuits can take years to resolve. If we are not successful in our defenses or are not successful in obtaining dismissals of any such lawsuit, legal fees or settlement costs could have an adverse effect on our operations and financial position. Even if resolved in our favor, the volume of intellectual-property-related claims and the mere specter of threatened litigation or other legal proceedings may cause us to incur significant expenses and could distract our personnel from day-to-day responsibilities. The direct and indirect costs of addressing these actual and threatened disputes may have an adverse effect on our operations, reputation, and financial performance.

We must continue to expand and scale our information technology systems, and our failure to do so could adversely affect our business, financial condition, and results of operations.

We will need to continue to expand and scale our information technology systems and personnel to support recent and expected future growth. As such, we will continue to invest in and implement modifications and upgrades to our information technology systems and procedures, including replacing legacy systems with successor systems, making changes to legacy systems or acquiring new systems with new functionality, hiring employees with information technology expertise, and building new policies, procedures, training programs, and monitoring tools. These types of activities subject us to inherent costs and risks associated with replacing and changing these systems, including impairment of our ability to fulfill customer orders, potential disruption of our internal control structure, capital expenditures, additional administration and operating expenses, acquisition and retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time, the introduction of errors or vulnerabilities, and other risks and costs of delays or difficulties in transitioning to or integrating new systems into our current systems. These implementations, modifications, and upgrades may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. Additionally, difficulties with implementing new technology systems, delays in our timeline for planned improvements, significant system failures, or our inability to successfully modify our information systems to respond to changes in our business needs may cause disruptions in our business operations and adversely affect our business, financial condition, and results of operations.

Our use of open source software could compromise the proprietary nature of our software and expose us to other legal liabilities and technological risks.

Part of our platform and technology incorporates open source software, and we expect to continue to incorporate open source software in our business in the future. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. Certain open source licenses may give rise to requirements to disclose or license our proprietary source code or make available any derivative works or modifications of the open source code on unfavorable terms or at no cost, and we may be subject to such terms if such open source software is combined, linked, or otherwise integrated with our proprietary software which could allow third parties to offer services based on our proprietary software without compensation to us. We have implemented policies relating to our use of open source software that are designed to mitigate the risk of subjecting our proprietary code to these restrictions. However, we cannot be certain that we use open source software in a manner that is consistent with such policies. If we fail to comply with our policies, or if our policies are flawed, we may be subject to certain requirements, including requirements that we offer our software that incorporates or links to the open source software at a reduced cost or for free, or that we make available the proprietary source code for such software to the general public. If a third party were to allege that we had not complied with the conditions of one or more of these licenses, we could incur significant legal expenses defending against such allegations and could be subject to significant damages and required to comply with onerous conditions or restrictions on the use of our proprietary software. In any of these events, we could be required to seek licenses from third parties and pay royalties in order to continue using the open source software necessary to operate our business or we could be required to discontinue use of our website and other software in the event re-engineering cannot be accomplished on a timely basis. Any of the foregoing could require us to devote additional research and development resources to re-engineer our website, could result in customer dissatisfaction, could allow our competitors to create similar platforms with lower development effort and time and may adversely affect our business, financial condition, and results of operations.

In addition, the use of open source software may entail greater risks than the use of third-party commercial software, as open source licensors generally do not provide support, warranties, controls on origin of the software, indemnification, or other contractual protections regarding infringement claims or the quality of the code. We cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with usage of open source software, such as the lack of warranties or assurance of title, cannot be eliminated and could, if not properly addressed, negatively affect our business. To the extent that our e-commerce capabilities and other business operations depend upon the successful and secure operation of the open source software we use, any undetected errors or defects in this open source software could prevent the deployment or impair the functionality of our software, delay the introduction of new technological capabilities, result in a failure of our technologies, and injure our reputation. For example, undetected errors or defects in open source software could render it vulnerable to breaches or security attacks and make our systems more vulnerable to data breaches or security attacks. In addition, the public availability of such software may make it easier for others to compromise our platform. Any of the foregoing would have a negative effect on our business, financial condition, and results of operations.

Our business could be adversely impacted by changes in the internet and mobile device accessibility of users. Companies and governmental agencies may restrict access to our products and services, website, or the internet generally, which could negatively impact our operations.

Our business depends in substantial part on customers accessing our products and services via a mobile device or a personal computer and the internet. We may operate in jurisdictions that provide limited internet connectivity. Internet access and access to a mobile device or personal computer are frequently provided by companies with significant market power that could take actions that degrade, disrupt, or increase the cost of consumers’ ability to access our products and services. In addition, the internet infrastructure that we and our customers rely on in any particular geographic area may be unable to support the demands placed upon it and could interfere with the speed and availability of our products and services. Any such failure in internet or mobile device or computer accessibility, even for a short period of time, could adversely affect our results of operations.

Governmental agencies in any of the countries in which we or our customers are located could block access to or require a license for our website, or the internet generally, for a number of reasons, including security, confidentiality, or regulatory concerns. In addition, companies may adopt policies that prohibit their employees from using our products and services. If companies or governmental entities block, limit, or otherwise restrict customers from accessing our products and services, our business could be negatively impacted, the number of customers could decline or grow more slowly, and our results of operations could be adversely affected.

Our customer engagement on mobile devices depends upon effective operation with mobile operating systems, networks, and standards that we do not control.

An increasing number of our customers purchase our products through the mobile version of our website. We are dependent on the interoperability of our website with popular mobile operating systems that we do not control, such as Android and iOS, and any changes in such systems that degrade the functionality of our digital offering could adversely affect the user experience of our website on mobile devices. Additionally, in order to deliver a consistent shopping experience to mobile devices, it is important that our website is designed effectively and works well with a range of mobile technologies, systems, networks, and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing products that operate effectively with these technologies, systems, networks, or standards. In the event that it is more difficult for our customers to access and use our mobile website on their mobile devices or if our customers choose not to access or use our mobile website on their mobile devices or use mobile products that do not offer access to our website, our sales and growth prospects could be adversely impacted.

Risks Related to Our Incorporation and Location in Israel

Conditions in Israel could materially and adversely affect our business, financial condition, and results of operations.

Many of our employees, including certain members of our management, operate from our offices located in Tel Aviv, Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business, financial condition, and results of operations.

In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Any major hostilities involving Israel, regional political instability, or the interruption or curtailment of trade between Israel and its trading partners could materially and adversely affect our business, financial condition, and results of operations. As of the date of this Annual Report, Israel is at war with Hamas and is experiencing hostilities with Hezbollah along Israel’s northern border with Lebanon. The ongoing conflicts are rapidly evolving and developing, and could disrupt our business and operations for an unknown period of time. See the Risk Factor titled “The ongoing war between Israel and Hamas could adversely affect our business, financial condition and results of operations” for more information.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of certain direct damages that are caused by terrorist attacks or acts of war, such coverage would likely be limited, may not be applicable to our business, and may not reinstate our loss of revenue or economic losses more generally. Furthermore, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have an adverse effect on our business, financial condition, and results of operations. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could adversely affect our business, financial condition, and results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict doing business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, our financial condition, or the expansion of our business. A campaign of boycotts, divestment, and sanctions has been undertaken against Israel, which could also adversely impact our business, financial condition, and results of operations.

In addition, many Israeli citizens, including many of our employees, are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups and by the absence of a significant number of our employees related to military service or the absence for extended periods of military service of one or more of our key employees or members of our management. Such disruption could materially adversely affect our business, financial condition, and results of operations.

The ongoing war between Israel and Hamas could adversely affect our business, financial condition and results of operations.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas. In addition, rocket attacks have been launched by Hezbollah, a terrorist group operating from Lebanon, against areas of northern Israel, and by the Houthis, a terrorist group operating from Yemen, against commercial shipping in the Gulf of Aden and Red Sea. As of the date of this Annual Report, the military campaign against Hamas and other terrorist organizations is ongoing and could escalate in the future into a larger regional conflict.

As of the date of this Annual Report, the ongoing conflict has not had a material impact on our day-to-day operations. However, we are not able to predict the duration or severity of the ongoing conflict or its effects on our business, operations and financial condition. The ongoing conflict is rapidly evolving and developing, and could disrupt our business and operations at any time and for an unknown period of time. Any of the abovementioned factors could affect our business, financial condition and results of operations. Any such disruptions may also magnify the impact of other risks described in this Annual Report.

It may be difficult to enforce a U.S. judgment against us, our officers, and our directors in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

Not all of our directors or officers are residents of the United States, and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers, and enforcement of judgments obtained in the United States against us or our non-U.S. resident directors and officers may be difficult to obtain within the United States. Additionally, we have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought. See the section titled “Enforceability of Civil Liabilities” for more information.

The tax benefits available to us require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes.

We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit. Our tax expenses and the resulting effective tax rate reflected in our financial statements may increase over time as a result of changes in corporate income tax rates, other changes in the tax laws of the countries in which we operate or changes in the mix of countries where we generate profit.

If we fail to meet the conditions upon which certain favorable tax treatment is based, we would not be able to claim future tax benefits and could be required to refund tax benefits already received.

Any of the following could have a material effect on our overall effective tax rate:

●	Some programs may be discontinued;
●	We may be unable to meet the requirements for continuing to qualify for some programs;

●	These programs and tax benefits may be unavailable at their current levels; or
●	We may be required to refund previously recognized tax benefits if we are found to be in violation of the stipulated conditions.

See the section titled “Item 10.E. Taxation—Tax Benefits and Grants for Research and Development” and Note 16 to our Consolidated Financial Statements for more information.

Your rights and responsibilities as our shareholder are governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

We are incorporated under Israeli law. The rights and responsibilities of holders of our Class A ordinary shares and Class B ordinary shares are governed by our amended and restated articles of association and the Israeli Companies Law (the “Companies Law”). These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law, each shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising his, her, or its rights and fulfilling his, her, or its obligations toward the company and other shareholders, and to refrain from abusing his, her, or its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters such as amendments to the company’s articles of association, increases in the company’s authorized share capital, mergers, and certain transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who possesses the power to determine the outcome of a shareholder vote, who has the power to appoint or prevent the appointment of a director or officer in the company, or has other powers toward the company, has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions, and they may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patents Law, 5727-1967 (the “Patents Law”), inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions” that belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patents Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee (the “Compensation and Royalties Committee”), a body constituted under the Patents Law, will determine whether the employee is entitled to remuneration for his or her inventions. Further, the Compensation and Royalties Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Patents Law. Although we generally enter into assignment-of-invention agreements with our employees and service providers pursuant to which such individuals waive their right to remuneration for service inventions, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of any such claims, we could be required to pay additional remuneration or royalties to our current or former employees or service providers or be forced to litigate such claims, which could negatively affect our business.

While we may not be able to enforce non-compete agreements we enter into with our employees, our current and future competition may attempt to enforce similar agreements with individuals we recruit or attempt to recruit.

We generally enter into agreements with the majority of our employees which prohibit them, if they cease working for us, from competing directly with us or working for our current and future competition for a limited period. However, we may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work, and it may be difficult for us to restrict our current and future competition from benefiting from the expertise our former employees developed while working for us. For example, Israeli labor courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the protection of a company’s trade secrets or other intellectual property.

If we hire employees from our current and future competition or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources. In a similar way, if our current and future competition succeed in hiring some of our employees and executives, and if some of these employees or executives breach their legal obligations and divulge commercially sensitive information to our current and future competition, our ability to successfully compete with our current and future competition may be adversely affected.

Provisions of Israeli law and our amended and restated articles of association may delay, prevent, or make undesirable an acquisition of all or a significant portion of our shares or assets.

Provisions of Israeli law and our amended and restated articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors (the “Board”), even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our Class A ordinary shares. Among other things:

●	Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;
●	Israeli corporate law does not provide for shareholder action by written consent in public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;
●	Israeli corporate law requires special approvals for transactions involving directors, officers, or significant shareholders and regulates other matters that may be relevant to these types of transactions;
●	our amended and restated articles of association divide our directors into three classes, each of which is elected once every three years;
●	our amended and restated articles of association generally require a vote of the holders of a majority of our outstanding ordinary shares entitled to vote present and voting on the matter at a general meeting of shareholders (referred to as simple majority); however, the amendment of a limited number of provisions, such as (i) the provisions that relate to the rights of our Class A ordinary shares and Class B ordinary shares, (ii) the provision providing for the minimum and maximum number of directors that may serve on our board of directors and empowering our board of directors to determine the size of the board of directors, (iii) the provision setting forth the procedures and the requirements that must be met in order for a shareholder to require us to include a matter on the agenda for a general meeting of our shareholders, (iv) the provisions relating to the election and removal of members of our board of directors and empowering our board of directors to fill vacancies on the board of directors, and (v) the provision dividing our directors into three classes, requires a vote of the holders of 60% of the total voting power of our shareholders;
●	our amended and restated articles of association do not permit a director to be removed except by a vote of the holders of at least 60% of the total voting power of our shareholders;
●	our dual class ordinary share structure provides our existing shareholders holding Class B ordinary shares with the ability to significantly influence the outcome of matters requiring shareholder approval, even if they own significantly less than a majority of our outstanding ordinary shares; and
●	our amended and restated articles of association provide that director vacancies may be filled by our board of directors.

Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires the tax becomes payable even if no disposition of the shares has occurred.

Our amended and restated articles of association provide for exclusive forums for resolution of any claims arising under the Securities Act and certain claims under Israeli law, which may impose additional litigation costs on our shareholders.

Our amended and restated articles of association provide that, unless we consent otherwise, the federal district courts of the United States shall be the exclusive forum for the resolution of any claims arising under the Securities Act (for the sake of clarification, this provision does not apply to causes of action arising under the Exchange Act). While this provision of our amended and restated articles of association does not restrict the ability of our shareholders to bring claims under the Securities Act, nor does it affect the remedies available thereunder if such claims are successful, we recognize that it may limit shareholders’ ability to bring a claim in a judicial forum that they find favorable and may increase certain litigation costs, which may discourage the filing of claims under the Securities Act against us, our directors, and officers. However, similar forum provisions in other companies’ organizational documents have been challenged in legal proceedings and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our amended and restated articles of association. If a court were to find the choice of forum provision contained in our amended and restated articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, and results of operations. In addition, our amended and restated articles of association also provide that unless we consent in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our shareholders, or any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law.

Changes to applicable tax laws and regulations or exposure to additional income tax liabilities could affect our future business and profitability.

We are an Israeli company and thus subject to Israeli corporate income tax as well as other applicable local taxes on its operations. Our subsidiaries are subject to the tax laws applicable in their respective jurisdictions of incorporation. New local laws, statutes, rules, regulations, ordinances, and policy relating to taxes, whether in Israel or in any of the jurisdictions in which our subsidiaries operate, may have an adverse effect on our future business and profitability. Further, existing applicable tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us or our subsidiaries.

Risks Related to Ownership of Our Class A Ordinary Shares

The share price of our Class A ordinary shares may be volatile, and you may lose all or part of your investment.

The market price of our Class A ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including the following:

●	actual or anticipated fluctuations in our revenue, financial condition, and results of operations;
●	variance in our financial performance from the expectations of securities analysts;
●	announcements by us or our direct or indirect competitors of significant business developments, changes in service provider relationships, acquisitions, or expansion plans;
●	changes or proposed changes in laws or regulations or differing interpretations or enforcement of laws or regulations affecting our business;
●	changes in our pricing model;
●	our involvement in litigation or regulatory actions;
●	sales of our Class A ordinary shares by us or our shareholders, including any sales of Class B ordinary shares, which will automatically convert into Class A ordinary shares upon transfer thereof;
●	market conditions in our industry;

●	changes in key personnel;
●	the trading volume of our ordinary shares;
●	publication of research reports or news stories about us, our competition, or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;
●	changes in the estimation of the future size and growth rate of our markets; and
●	general economic and market conditions.

As a result, volatility in the market price of our Class A ordinary shares may prevent investors from being able to sell their Class A ordinary shares. These broad market and industry factors may materially reduce the market price of our Class A ordinary shares, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A ordinary shares is low. As a result, you may suffer a loss on your investment.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our Class A ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company.

If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.

The dual class structure of our ordinary shares has the effect of concentrating voting power with our co-founder and Chief Executive Officer, which will limit your ability to influence the outcome of important transactions, including a change in control.

Our Class B ordinary shares have ten votes per share, and our Class A ordinary shares have one vote per share. As a result, our co-founder and Chief Executive Officer, Mr. Holtzman, who, as of the December 31, 2023, beneficially owns all of our issued and outstanding Class B ordinary shares, beneficially owns approximately 76.1% of the voting power of our outstanding shares and, as such, will be able to significantly influence matters submitted to our shareholders for approval, including the election of directors, amendments of our organizational documents and any merger or other major corporate transactions that require shareholder approval. Mr. Holtzman may vote in a way with which you disagree and which may be adverse to your interests. This concentrated voting power may have the effect of delaying, preventing or deterring a change in control of our Company, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might ultimately materially and adversely affect the market price of our Class A ordinary shares. Future transfers by the holders of Class B ordinary shares will result in those shares converting into Class A ordinary shares, subject to limited exceptions.

For information about our dual class structure, see the section titled “Item 10.B. Additional Information—Articles of Association—Voting Rights” and Note 13 to our Consolidated Financial Statements.

We are a “controlled company” within the meaning of the rules of Nasdaq and, as a result, qualify for, and may rely on, exemptions from certain corporate governance requirements. You may not have the same protections afforded to shareholders of companies that are subject to such requirements.

Our co-founder and Chief Executive Officer, Mr. Holtzman beneficially owns a majority of the voting power of our outstanding ordinary shares. As a result, we are a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

●	the requirement that a majority of the board of directors be comprised of independent directors;
●	the requirement that our compensation committee be comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	the requirement that director nominees be selected, or recommended for the board of directors’ selection, either by a majority vote of the board of directors’ independent directors or a nominations committee comprised solely of independent directors.

We do not currently rely on these exemptions, however, we may, subject to the requirements of applicable Israeli law, choose to rely on these exemptions in the future. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq and our status as a controlled company could make our ordinary shares less attractive to some investors or otherwise harm our share price.

If we do not meet the expectations of securities analysts, if they cease to publish research or reports about our business, or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our Class A ordinary shares could decline.

The trading market for our Class A ordinary shares relies in part on the research and reports that securities analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. We do not have any control over these analysts. If our revenue or our other results of operations are below the estimates or expectations of public market analysts and investors, the price of our Class A ordinary shares could decline. Moreover, the price of our Class A ordinary shares could decline if one or more securities analysts downgrade our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

An active trading market for our Class A ordinary shares may not be sustained.

An active trading market for our Class A ordinary may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling Class A ordinary shares and may impair our ability to acquire other companies by using our shares as consideration.

The market price of our Class A ordinary shares could be negatively affected by future issuances and sales of our Class A ordinary shares.

Sales by us or our shareholders of a substantial number of Class A ordinary shares, including Class B ordinary shares, which will automatically convert into Class A ordinary shares upon transfer, in the public market, or the perception that these sales might occur, could cause the market price of our Class A ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

We do not currently intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business and we do not currently expect to declare or pay any dividends in the foreseeable future. As a result, shareholders must rely on sales of their ordinary shares after price appreciation, which may never occur as the only way to realize any future gains on their investment. As a result, investors seeking cash dividends should not purchase our ordinary shares. In addition, the Companies Law imposes restrictions on our ability to declare and pay dividends. See the section titled “Item 10.B. Additional Information—Articles of Association—Dividend and Liquidation Rights” for additional information.

Payment of dividends may also be subject to Israeli withholding taxes. See the section titled “Item 10.E. Taxation—Taxation of non-Israeli Resident Shareholders—Taxation on Receipt of Dividends” for additional information.

We qualify as an emerging growth company, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A ordinary shares less attractive to investors because we may rely on these reduced disclosure requirements.

We qualify as an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We intend to take advantage of this extended transition period under the JOBS Act for adopting new or revised financial accounting standards. For as long as we continue to be an emerging growth company, we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual revenue is at least $1.235 billion, if we issue more than $1.0 billion in non-convertible debt securities during any three-year period, or if before that time we become a “large accelerated filer” under U.S. securities laws. We cannot predict if investors will find our Class A ordinary shares less attractive because we may rely on these exemptions. If some investors find our Class A ordinary shares less attractive as a result, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile.

We are a foreign private issuer, and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time, (iii) the rules under the Exchange Act requiring the filing with the SEC of current reports on Form 8-K upon the occurrence of specified significant events, although we are subject to Israeli laws and regulations with regards to certain of these matters, and (iv) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to certain of these matters and intend to announce quarterly unaudited results in earnings press releases. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year, and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which prohibits selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and more than 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance rules of Nasdaq.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We rely on this “foreign private issuer exemption” with respect to Nasdaq rules for shareholder meeting quorums. See the section titled “Item 6.C. Directors, Senior Management and Employees—Board Practices—Corporate Governance Practices.” We may in the future elect to follow home country practices with regard to other matters, including, for example, exemption from Nasdaq Listing Rule 5635(d), which in certain circumstances requires an issuer to obtain shareholder approval prior to the issuance (or potential issuance) of securities equaling 20% or more of the issuer’s outstanding ordinary shares or 20% or more of the outstanding voting power. If, in the future, we choose to follow this or other home country practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance rules of Nasdaq.

There can be no assurance that we will not be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to United States Holders of our Class A ordinary shares.

We would be a passive foreign investment company (a “PFIC”), for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”)); or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets, and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets, and operations, we believe that we are not a PFIC for the year ended December 31, 2023 and do not expect to be a PFIC for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the aggregate value of our assets for purposes of the PFIC determination generally will be determined by reference to the public price of our Class A ordinary shares, which could fluctuate significantly. Accordingly, there can be no assurance that we will not be classified as a PFIC in the current taxable year or in the future. Certain adverse U.S. federal income tax consequences could apply to a United States Holder (as defined in the section titled “Item 10.E. Taxation—U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such United States Holder holds our Class A ordinary shares. United States Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our Class A ordinary shares. For further discussion, see the section titled “Item 10.E Taxation—Passive Foreign Investment Company.”

If a United States person is treated as owning 10% or more of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each controlled foreign corporation (a “CFC”) in our group (if any). Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries are expected to be treated as CFCs (regardless of whether we are treated as a CFC). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties, and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as CFC or whether any investor is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholder information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our Class A ordinary shares.

General Risk Factors

Our business could be negatively impacted by corporate citizenship and sustainability matters.

There is an increased focus from certain investors, consumers, employees, and other shareholders concerning corporate citizenship, climate change, and sustainability matters. From time to time, we may announce certain initiatives, including goals, regarding our focus areas, which include environmental matters, packaging, responsible sourcing, social investments, and inclusion and diversity. We could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could fail in accurately reporting our progress on such initiatives and goals. Such failures could be due to changes in our business (e.g., shifts in business among distribution channels). Moreover, the standards by which citizenship and sustainability efforts and related matters are measured are developing and evolving, and certain areas are subject to assumptions. The standards or assumptions could change over time. In addition, we could be criticized for the scope of such initiatives or goals or perceived as not acting responsibly in connection with these matters. Any such matters, or related corporate citizenship and sustainability matters, could lead to negative publicity and have an adverse effect on our business.

If we pursue acquisitions, such acquisitions may expose us to additional risks.

We have in the past and may in the future, review and pursue acquisition and strategic investment opportunities to expand our current product offerings and distribution channels, increase the size and geographic scope of our operations, or otherwise offer growth and operating efficiency opportunities. There can be no assurance that we will be able to identify suitable candidates or consummate these transactions on favorable terms. If required, the financing for these transactions could result in an increase in our indebtedness, dilute the interests of our shareholders, or both. The purchase price for some acquisitions may include additional amounts to be paid in cash in the future, a portion of which may be contingent on the achievement of certain future operating results of the acquired business. If the performance of any such acquired business exceeds such operating results, then we may incur additional charges and be required to pay additional amounts. Furthermore, if we enter into acquisition or strategic investment agreements there can be no guarantee that such acquisition or investment will satisfy all necessary conditions to be consummated and closed.

Our failure to successfully complete the integration of any acquired business or to achieve the long-term plan for such business, as well as any other adverse consequences associated with our acquisition and investment activities, could have an adverse effect on our business.

We are not insured against all risks affecting our activities and our insurance coverage may not be sufficient to cover all losses and/or liabilities that may be incurred by our operations.

We cannot provide assurance that our insurance coverage will always be available or will always be sufficient to cover any damages resulting from any kind of claims. In addition, there are certain types of risks that may not be covered by our policies, such as war, force majeure, or certain business interruptions. In addition, we cannot provide assurance that when our current insurance policies expire, we will be able to renew them with sufficient and favorable terms, and the failure to renew our insurance policies may adversely affect us.

Our quarterly results of operations may fluctuate, and if our operating and financial performance in any given period does not meet the guidance that we have provided to the public or the expectations of our investors and securities analysts, the trading price of our Class A ordinary shares may decline.

Our quarterly results of operations may fluctuate for a variety of reasons, many of which are beyond our control. These reasons include those described in these risk factors as well as the following:

●	our ability to effectively launch new brands and products;
●	fluctuations in the levels or quality of inventory;
●	fluctuations in capacity as we expand our operations;
●	our success in engaging existing customers and attracting new customers;
●	the amount and timing of our operating expenses;
●	the timing and success of new product launches and expansion into new geographic markets;
●	the impact of competitive developments and our response to those developments;
●	our ability to manage our existing business and future growth; and
●	economic and market conditions, particularly those affecting our industry.

Fluctuations in our quarterly results of operations may cause those results to fall below the guidance that we have provided to the public or the expectations of our investors and securities analysts, which could cause the trading price of our Class A ordinary shares to decline. Fluctuations in our results could also cause a number of other problems. For example, analysts or investors might change their models for valuing our Class A ordinary shares, we could experience short-term liquidity issues, our ability to retain or attract key personnel may diminish, and other unanticipated issues may arise.

In addition, we believe that our quarterly results of operations may vary in the future and that period-to-period comparisons of our results of operations may not be meaningful. You should not rely on the results of one quarter as an indication of future performance.

Certain of our key operating metrics are subject to inherent challenges in measurement, and any real or perceived inaccuracies in our metrics or the underlying data may cause a loss of investor confidence in such metrics and the market price of our Class A ordinary shares may decline.

We track certain key operating metrics using internal data analytics tools, which have certain limitations. In addition, we rely on data received from third parties, including third-party platforms, to track certain performance indicators, and we may be limited in our ability to verify such data. In addition, our methodologies for tracking metrics may change over time, which could result in changes to the metrics we report. If we undercount or overcount performance due to the internal data analytics tools we use or issues with the data received from third parties, or if our internal data analytics tools contain algorithmic or other technical errors, the data we report may not be accurate or comparable with prior periods. In addition, limitations, changes, or errors with respect to how we measure data may affect our understanding of certain details of our business, which could affect our longer-term strategies. If our performance metrics are not, or are not perceived to be, accurate representations of our business, if we discover material inaccuracies in our metrics or the data on which such metrics are based, or if we can no longer calculate any of our key performance metrics with a sufficient degree of accuracy, investors could lose confidence in the accuracy and completeness of such metrics, which could cause the price of our Class A ordinary shares to decline.

The estimates of market opportunity and forecasts of market growth we provide may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, or at all.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including as a result of any of the risks described herein.

The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable consumers covered by our market opportunity estimates will purchase our products at all or generate any particular level of net revenue for us. In addition, our ability to expand in any of our target markets depends on a number of factors, including the cost, performance, and perceived value associated with our products and other haircare products. Even if the markets in which we compete meet the size estimates and growth we forecast, our business could fail to grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, forecasts of market growth we disclose should not be taken as indicative of our future growth.

Our results of operations could be adversely affected by natural disasters (including as a result of climate change), public health crises, political crises, or other catastrophic events.

Natural disasters, such as earthquakes, wildfires, hurricanes, tornadoes, floods, and other adverse weather and climate conditions; unforeseen public health crises, such as epidemics and pandemics, political crises, such as terrorist attacks, war, and other political instability (including the ongoing political and military events in Israel and Ukraine); or other catastrophic events, whether occurring in the United States or internationally, could disrupt our operations in any of our offices and distribution centers or the operations of one or more of our third-party providers or vendors. In addition, certain types of natural disasters have tended to become more frequent and/or severe as a result of climate change. These types of events could impact our supply chain, including the ability of third parties to manufacture and ship products and our ability to ship products to consumers from or to the impacted region. In addition, these types of events could negatively impact consumer spending in the impacted regions. To the extent any of these events occur, our business, financial condition, and results of operations could be adversely affected.

The ongoing military action between Russia and Ukraine could adversely affect our business, financial condition and results of operations.

On February 24, 2022, Russian military forces commenced military operations in Ukraine, and sustained conflict and disruption in the region is likely. Although the length, impact and outcome of the ongoing military conflict in Ukraine is highly unpredictable, this conflict could lead to significant market and other disruptions, including significant volatility in commodity prices and supply of energy resources, resulting in increases in the cost of shipping and transportation, instability in financial markets, supply chain interruptions, political and social instability, changes in consumer or purchaser preferences as well as increase in cyberattacks and espionage.

Russia’s military action against Ukraine has led to an unprecedented expansion of sanction programs imposed by the United States, the European Union, the United Kingdom, Canada, Switzerland, Japan and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic.

We are actively monitoring the situation in Ukraine and will continue to assess any impact it may have on our business. Although we have no physical presence in either Ukraine or Russia, as of December 31, 2023, we had contracts with approximately 100 Ukrainian independent entrepreneurs who provide us with software development services. Although the conflict in Ukraine has not had any material impact on our operations to date, we have no way to predict the progress or outcome of the conflict or its impacts in Ukraine, Russia or Belarus, as the conflict and any resulting government reactions, are rapidly developing and beyond our control. The extent and duration of the military action, sanctions and resulting market disruptions could be significant and could potentially have substantial impact on the global economy and our business for an unknown period of time. Any of the abovementioned factors could affect our business, financial condition and results of operations. Any such disruptions may also magnify the impact of other risks described in this Annual Report.

We incur significant additional costs as a result of being a public company, and our management is required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we incur increased costs associated with corporate governance requirements that we did not incur as a private company. For example, we are subject to rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Exchange Act, as well as the Nasdaq listing rules. These rules and regulations significantly increase our accounting, legal, and financial compliance costs and make some activities more time consuming.

We expect such expenses to further increase after we are no longer an “emerging growth company.” We also expect these rules and regulations to make it more expensive for us to maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. In addition, some members of our management team may have limited experience managing a public company, and our management team must devote substantial attention interacting with public company analysts and investors and complying with the increasingly complex laws pertaining to public companies, which may divert attention away from the day-to-day management of our business. Increases in costs incurred or diversion of management’s attention resulting from our operations as a publicly traded company may adversely affect our business, financial condition, and results of operations.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below the expectations of our investors and securities analysts, resulting in a decline in the trading price of our Class A ordinary shares.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as discussed in the section titled “Item 5. Operating and Financial Review and Prospects,” the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, net revenue, and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A ordinary shares.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers.

We are continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems do not perform as expected, we may experience material weaknesses in our controls. In addition to our results determined in accordance with U.S. GAAP, we believe certain non-GAAP measures and key metrics may be useful in evaluating our operating performance. We present certain non-GAAP financial measures and key performance metrics in this Annual Report and intend to continue to present certain non-GAAP financial measures and key performance metrics in future filings with the SEC and other public statements. Any failure to accurately report and present our non-GAAP financial measures and key performance metrics could cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A ordinary shares.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our business, financial condition, and results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our consolidated financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC after we lose our status as an emerging growth company. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A ordinary shares. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

We are subject to the requirements of Section 404 of the Sarbanes-Oxley Act, subject to accommodations available to newly public companies and emerging growth companies. We are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, requiring management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting commencing with our second annual report on Form 20-F. Though we are required to disclose material changes in internal control over financial reporting on an annual basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until 2025 for the 2024 fiscal year. Additionally, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. As a newly public company, we have not previously been required to conduct an internal control evaluation and assessment. We will need to continue to dedicate internal resources, potentially engage outside consultants, and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, we may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements. If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, including if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of our Class A ordinary shares could be negatively affected, and we could become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could adversely affect our business, financial condition, and results of operations, and could cause a decline in the price of our Class A ordinary shares.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Our reported financial results may be negatively impacted by changes in U.S. GAAP.

U.S. GAAP is subject to interpretation by the Financial Accounting Standards Board (“FASB”), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. FASB has in the past issued new or revised accounting standards that superseded existing guidance and significantly impacted the reporting of financial results. Any future change in U.S. GAAP principles or interpretations could also have a significant effect on our reported financial results and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. It is difficult to predict the impact of future changes to accounting principles or our accounting policies, any of which could negatively affect our reported results of operations.

ITEM 4.INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are a consumer tech platform that is built to transform the global beauty and wellness market. Our technology innovations, when combined with our world-class physical product range and compelling brands built to win online, aim to eliminate significant friction for customers and support a seamless end-to-end user experience.

We operate in what we believe is one of the most attractive categories in the world, and have built a rapidly scaling model that leads the industry in two powerful secular trends. First, the consumer migration online, where we are already a dominant direct-to-consumer platform. Second, the consumer shift to science-backed products that truly solve their pain points, where our investment in ODDITY LABS positions us to lead in developing the highest performing ingredients and formulations on the market.

Since we launched our first digital brand, IL MAKIAGE, in 2018, we have disrupted the way millions of consumers shop for beauty products by bringing them online and transforming their shopping experience, deploying algorithms and machine learning models to deliver a precise product match and seamless shopping experience.

Our platform is designed to support a portfolio of brands and serves approximately 50 million users as of December 31, 2023. IL MAKIAGE, our first brand, is the largest online beauty brand in the United States, with growing presence overseas. SpoiledChild, our second brand, launched in 2022, is a multicategory wellness brand, including hair and skin products.

In 2019, we launched our in-house New Ventures brand incubator with a mandate to pursue additional product categories ripe for disruption through our technology-powered platform. We believe we can drive significant growth and gain market leadership by developing additional standalone, digitally native brands for future launches.

In 2020 we expanded our online platform to the U.K., followed by additional markets in continental Europe and Australia. Sales outside of the U.S. represent 19% of our net revenues for the year ended December 31, 2023.

We expanded our technology capabilities into computer vision in 2021 with the acquisition of Voyage81 Ltd. (“Voyage81”), an industry leader and pioneer in hyperspectral imaging. We believe this technology will allow us to rapidly expand our product capabilities and develop, for example, more personalized products and brands in categories that traditionally require in-person diagnostics.

In 2023, we established ODDITY LABS, an industry leading biotechnology center and pioneer in artificial intelligence-based molecule discovery. ODDITY LABS develops a wide range of proprietary ingredients, including novel molecules, probiotics, and peptides, for the advancement of high performing, science-backed, and beauty and wellness products that address a broad spectrum of consumer needs. ODDITY LABS was formed in conjunction with our acquisition of Revela Inc. (“Revela”), a Boston-based biotechnology company focused on the development of new molecules for beauty and wellness products.

Capital Expenditures

Our capital expenditures amounted to approximately $2.1 million for the year ended December 31, 2023, approximately $2.3 million for the year ended December 31, 2022 and approximately $2.4 million for the year ended December 31, 2021. Our historical capital expenditures are primarily related to expenditures associated with our headquarters and other office expenses. We expect that cash from operating activities and financing activities will be used to meet our capital expenditure needs in the foreseeable future.

General Corporate Information

ODDITY Tech Ltd. (formerly known as Il Makiage Cosmetics (2013) Ltd.) was incorporated on June 23, 2013 in Israel under the Companies Law. Our principal executive offices are located at 8 Haharash Street, Tel Aviv-Jaffa 6761304, Israel where we operate our R&D center; we also have business headquarters in New York City and a biotechnology lab in Boston. Our agent for service of process in the United States is ODDITY Tech US Inc., located at 110 Greene Street, New York, New York 10012.

Our website address is https://oddity.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.

B.	Business Overview

Who We Are

We are a consumer tech platform that is built to transform the global beauty and wellness market.

Our commitment to innovation through our proprietary technology is matched only by our commitment to developing empowering products of the highest quality. The ODDITY platform is designed to support a portfolio of brands and services that aim to innovate and disrupt the expansive global beauty and wellness market.

ODDITY’s success is based on our outsider approach. We are a technology company seeking to reinvent every aspect of a massive industry. Our tech team is the largest team within our company today and comprises over 40% of our headcount as of December 31, 2023. We invest heavily in data science, machine learning, and computer vision, and we have an evergreen commitment to exploring and investing in emerging technologies. Our technology innovations, when combined with our world-class physical product range and compelling brands built to win online, aim to eliminate significant friction for customers and support a seamless end-to-end user experience.

We deploy algorithms and machine learning models leveraging user data seeking to deliver a precise product match and seamless shopping experience.

We harness our user data to develop physical beauty and wellness products that deliver excellent performance and functionality. We never settle on quality. If our data doesn’t show it is the best we can deliver, we won’t launch it.

It requires marrying two different worlds of tech and physical products. It’s not enough to build smart machine learning models, they need to be trained to match physical products.

In April 2023, we established ODDITY LABS to bring artificial intelligence-based molecule discovery to the development of science-backed, high performance beauty and wellness products. ODDITY LABS was formed in conjunction with our acquisition of Revela, a biotechnology company focused on the development of new molecules for beauty and wellness products.

Since our first digital brand launch in 2018, we have disrupted the way millions of consumers shop for beauty products by bringing them online and transforming the shopping experience. We bring visitors to our website, turn visitors into users by asking questions and learning about them, and then leverage the data we have across the platform to convert them into paying customers. We have built a platform of approximately 50 million users that we have direct access to and have generated over 2 billion unique data points on our users’ beauty preferences through our digital model.

Our business has a powerful and rare combination of scale, growth, and profitability. Since our launch, we have proven our ability to quickly achieve success in new brands, products, categories and international markets. In just 18 months following our launch, and simultaneous with our rapid revenue growth, we achieved profitability due to strong repeat rates. During the year ended December 31, 2023, we scaled to $508.7 million of net revenue, compared to $324.5 million and $222.6 million for the years ended December 31, 2022 and 2021, respectively, representing 56.7% and 45.8% growth year-over-year, respectively. During the year ended December 31, 2023, revenues from sales to customers in the United States were $414.1 million, compared to $241.1 million and $162.0 million for the years ended December 31, 2022 and 2021, respectively, representing 71.7% and 48.9% growth year-over-year, respectively. Revenues from sales to customers in other geographies were $94.6 million for the year ended December 31, 2023, compared to $83.4 million and $60.6 million for the years ended December 31, 2022 and 2021, respectively, representing 13.4% and 37.6% growth year-over-year, respectively. In addition, for the years ended December 31, 2023, 2022 and 2021, we achieved a gross margin of 70.4%, 67.2% and 68.8%, net income margin of 11.5%, 6.7% and 6.3%, and Adjusted EBITDA margin of 21.1%, 12.2% and 12.0%, respectively. In addition, our order billings grew to $595.8 million for the year ended December 31, 2023 compared to $395.5 million and $267.8 million for the years ended December 31, 2022 and 2021, respectively. See the section titled “Item 5.A. Operating and Financial Review and Prospects—Operating Results” for more information.

We built the ODDITY platform to support a diverse portfolio of current and future owned and partnered beauty and wellness brands, with a shared technology backbone, infrastructure, and commitment to rigorous process. In 2019, we launched our in-house New Ventures brand incubator with a mandate to pursue additional product categories ripe for disruption through our technology-powered platform. While some scale beauty and personal care companies have struggled to launch brands organically, SpoiledChild’s success out of the gate is a testament to the strength of the New Ventures incubator and the unique power of our data and technology enabled platform. We believe we can drive significant growth and gain market leadership by developing additional standalone, digitally native brands for future launches.

Building a Platform to Transform a $600 Billion Market

We operate a different model to that of the incumbents that have historically dominated the global beauty and wellness market. This distinctive approach is core to our competitive advantage and ability to disrupt the market.

Outsiders by Design

Disrupting a market requires outside thinking. Our organization is built entirely by beauty industry outsiders, who come with fresh thinking, a focus on innovation, and a desire to drive continuous improvement.

Technology First

Our business model is centered on our in-house technology capabilities, with leading expertise in data science, machine learning, and computer vision. We operate a cutting-edge R&D and technology center in Tel Aviv that is fully integrated with our business operations in New York City. Our tech team is the largest team within our company today and comprises over 40% of our headcount as of December 31, 2023. Our investments in and focus on recruiting top technology talent is a key component of our strategy. We expect our technology roadmap will define the future of beauty.

Data Drives Our Business

We deploy our technology to better understand customers and anticipate their wants and needs. Our data moat drives all aspects of our business, including revenue, marketing, distribution, operations, and development of new products and brands. It creates a significant competitive advantage in acquiring users digitally, driving our high engagement and strong and improving repeat purchase rates. This data is also critical to training our collection of machine learning models which drive the user journey, across acquisition, purchase, and post purchase. We believe this data-driven approach is a key difference relative to industry incumbents, who are largely wholesale brands without data and technology advantages, and who heavily rely on retail partner platforms for consumer insights.

Superior Product Performance

Our data-centric strategy enables us to create and deliver superior products to our customers and build differentiated brands across the beauty and wellness space. From inception, we construct each brand by thoughtfully leveraging data and employing an exhaustive testing process with our global user base, to determine product-market fit and develop ingredients and formulations. We are committed to only launching a product when our user data shows there is a real consumer need and that our product quality gives us the ability to win.

The Growth Opportunity Ahead

With our rapidly growing user base, we are unlocking distribution for wellness and beauty online. We aim to launch a new, standalone digitally native brand on a regular cadence to disrupt new categories. Each brand will have different teams and leadership, but we plan to have all brands served by our centralized technology and data science teams.

The strength of our playbook is demonstrated by the rapid and consistent success we have seen with the IL MAKIAGE brand in multiple markets, and the even stronger performance we have seen from SpoiledChild since its launch. We see significant potential to grow our existing brands and to disrupt additional product categories across the global beauty and wellness market. Our organization is set up to scale in multiple vectors: through continued growth of the IL MAKIAGE brand, through future homegrown brand launches like SpoiledChild via our New Ventures incubator, and through selective partnerships and M&A.

Our Market Opportunity

We operate in the highly attractive over $600 billion global beauty and wellness market as defined by the global beauty, personal care and dietary supplements market per Euromonitor, which is characterized by its large size, secular tailwinds, high growth, and compelling gross margin profile. We believe this market is ripe for disruption, dominated by established, largely offline, wholesale models that we feel have not sufficiently evolved to meet changing consumer preferences for a digital, personalized, and customized experience.

Beauty and Wellness Represents a Massive Market Ripe for Digital Disruption

Today’s beauty and wellness market is dominated by multi-brand brick-and-mortar retailers. Despite its size and prevalence in our daily lives, the industry has been slow to transform.

We believe that this underdevelopment of online as compared to other retail categories, such as apparel, is a function of the following:

●	Established Offline Players. Legacy players continue to perform well by leveraging offline channels as the main gateway to the consumer. Therefore, these companies have little incentive to adopt change in their businesses.
●	Lack of Disruptors. In the beauty and wellness category, technological disruptors are required to develop physical products in addition to industry-defining technology. This requirement makes it less compelling to technology teams and increases the barrier to entry.
●	Consumer Knowledge Gap. Beauty and wellness products are complex and require a high degree of personalization across attributes like shade matching and formulation. Without technology to help with selection, and with high price points that increase the cost of getting it wrong, consumers are compelled to shop in physical stores to get the right product.

●	Outsourced Digital Distribution. The majority of the market is wholesale brands that sell to powerful and consolidating retail partners. The reliance of wholesalers on these distribution partners has made it difficult for beauty and wellness companies to invest in their brand.com capabilities, or risk disintermediating retail partners. Retailers are asserting increasing power in this sphere through retail media and other initiatives.
●	Scale and Profitability Trade-off. Various independent beauty brands have emerged in recent years, but it has been difficult for these new entrants to achieve sustainable scale or profitability without the help of third-party retailers. This reliance can reduce the efficiency of marketing spend, while increasing risks of boom-bust revenue cycles based on an overreliance on retailer merchandising decisions.
●	Limited Data. Brands that outsource digital distribution to third parties usually have limited access to the consumer data that can be used to drive further online adoption. We believe legacy companies either place little emphasis on, or have no direct method to efficiently collect, consumer data. The lack of a direct data connection between companies and consumers impedes product innovation and personalization.

Beauty and Wellness Industry is Slow to Innovate

Beauty and wellness products are typically used daily and replenished often, yet, the legacy journey to purchasing these products is far from the convenient and efficient digital experience many consumers prefer. It has lacked education and personalization historically and is typically:

●	Overwhelming and Complicated. The discovery and inspiration process involves complex steps of browsing through an overwhelming assortment of products, often without much differentiation and filled with marketing jargon, and manually seeking out advice through disparate means to self-educate and parse out what is individually suitable for each consumer.
●	Time-Consuming. The legacy consumer journey to buy cosmetics or skincare products largely entails going in person to a department store or a specialty retailer to try on and sample products. Different stores carry different brands, and inventory levels can vary across stores. It is not uncommon for consumers to navigate multiple stores before they can find what they want.
●	Plagued by Overspending. Product recommendations often rely on the naked eye and human judgment, creating a consumer journey plagued by trial-and-error. Consumers often go through multiple steps of returns and purchases before they find the right product, which leads to overspending.
●	Not Personalized. The beauty and wellness industry has been built to maximize individual transactions rather than optimize each individual consumer’s journey over time as needs and preferences evolve. We believe legacy companies cannot efficiently collect consumer data at scale, which impedes personalization.

We believe the winner in the beauty and wellness industry will be the company that recognizes that technology, data and online capabilities are at the core of the business, and can leverage these strengths to innovate and address rapidly changing consumer preferences. We believe the combination of our almost entirely online and direct-to-consumer business model, deep technology expertise, and exceptional product offerings positions us best to address the modern-day beauty and wellness consumer.

The Power of Digital

The potential reach of a successful online model is significant—unconstrained by physical store footprints or local marketing limitations. Our technology-powered model has the ability to reach a broad and diverse audience in beauty and wellness.

We are a gateway for online adoption, with almost half of our customers making their first online beauty purchase with us based on internal estimates. We expect our market share position to strengthen as beauty and wellness purchases increasingly shift online.

Our model allows us to build funnels that attract a broad range of customers. We convert customers across geographies, demographic characteristics, such as age and skin tones, and purchasing behavior. We believe that our direct, tech-enabled and data-driven model strongly appeals to a broad demographic audience, giving us a unique opportunity to capture this growing source of demand and compete in categories traditionally dominated by legacy brands with waning relevance.

A Holistic End-to-End User Journey Enabled by Technology

ODDITY is powered by our vision and commitment to revolutionize the beauty and wellness industry through technology innovations and outside thinking. We have built a holistic, end-to-end customer journey, with each of our user touchpoints seeking to enhance and optimize the overall experience. Our integrated model aims to eliminate significant friction, bringing discovery, product matching, tutorial, purchase, and repeat engagement under a single platform. We do so by making technology core to our business model and through proprietary innovations, including:

●	Kenzza. We believe Kenzza, our video-on-demand beauty platform, is the world’s largest library of bespoke beauty media content. Users find education and inspiration from our in-house content, custom made for us by some of the world’s most influential beauty creators.
●	PowerMatch / SpoiledBrain. Dozens of machine learning models deliver product recommendations with precision, saving our users time and effort, and driving conversion.
●	Computer Vision / Hyperspectral. Patented software for hyperspectral recovery allows us to replace an expert’s eyes by giving every mobile phone camera the capabilities of a $20,000 hyperspectral instrument.

Proprietary, Actionable User Data

Based on our experience, consumers in our category want to be asked, not told, what products will work for them. They want personalization and customization—not a one-size-fits-all approach. They want a product that is tailored to their individual needs.

From inception, our platform was built on the premise of asking and learning. We bring visitors to our website, turn visitors into users by asking questions and learning about them, then leverage the data we have across the platform to convert them into paying customers, and then watch them become repeat customers.

Users represent visitors that have interacted with our website and shared at least 50 unique data points with us. Data points include, for example, user beauty preferences collected through surveys. Our users have generated over 2 billion unique data points that we have used across multiple vectors:

●	Product recommendations: We deliver the precise product, formulation, and shade to make selection easy, driving acquisition and conversion.
●	Remarketing and retargeting: We offer users accurate, personalized and relevant educational and product content, which drives engagement and increases our return on marketing spend.
●	New product and brand development: We listen to our users on the products, formulations, and use cases that they want, increasing our product launch success rate and accelerating our product development cycles.
●	Training our machines: We did not wake up flawless. As pioneers of online beauty and wellness, we learned with our machines how to smooth out the blemishes. We invested time and money—that we believe others cannot keep pace with—to drive continuous improvement in our product and business. The data we collect from our users further powers our machine learning capabilities and enables us to continuously improve the advantages described above.

Moreover, as we engage with our customers directly, versus through third-party retailers, we continue to own the customer experience and have direct access to valuable, real-time data.

Loyal Customer Behavior

Our data and consumer tech platform, coupled with our direct model, drives high customer loyalty and strong and improving repeat purchase rates across customer cohorts. We believe that the combination of high data driven conversion rates and high repeat purchase rates lead to a strong and profitable business model.

Across ODDITY, technology and data drive all business functions from product development to marketing and operations to enabling our powerful digital model. This in turn allows us to provide what we believe to be a superior customer experience, from data-driven personalized recommendations, and a library of creator-led content for tutorials and engagement, to seamless online check-outs and deliveries. Our relentless focus on creating a superior and delightful customer experience has increased our efficiency in user acquisition and conversions and accelerated our growth, allowing us to reach profitability only 18 months post-launch.

This technology-powered, data-centric model shares similarities with other “land and expand” models in the technology industry, which are designed to support faster growth at higher incremental returns than analog ones. Once a user is onboarded, we are able to market additional products and services at lower incremental costs, supporting favorable incremental returns on our capital.

We believe our data-driven model has the additional benefit of increasing our rate of success for new brand and product launches and derisking the downside potential of every dollar of capital we deploy in the pursuit of these new launches.

Lastly, it enables us to build and launch brands developed organically in-house, as opposed to solely relying on acquisitions, which in our experience supports a higher internal rate of return based on a lower amount of capital required to build versus buy.

When Beauty Meets Israeli Technology

We operate an elite technology organization, and technology is at the center of everything we do. An ethos of innovation, creation, agility, and disruption permeates our entire company. Our dedicated workforce includes in-house engineers, data scientists, computer vision experts, and product teams that comprise over 40% of our global headcount. Our tech team is integrated with the business teams, working hand-in-hand across areas like growth, customer experience, marketing, and product development to drive the business.

To execute our extensive roadmap, we deploy new versions of our platform and funnels every week. The multiple deployments improve and add features that the customer wants and needs.

Our operating method allows us to keep a strong pace of innovation and execution as we scale. The tech team is organized in squads devoted to key domains, each organized as a small standalone startup with dedicated project managers, software developers, and quality assurance teams. This allows all teams to push domains in parallel and avoid bottlenecks. We work in weekly sprints that include planning, coding, deploying, testing, analyzing performance, and optimizing.

We take enormous pride in our tech team. We recruit from the most attractive pockets of talent in the world, and our tech team receives focus from the highest levels of leadership in our organization. Based in Tel Aviv, one of the most advanced R&D hubs in the world, ODDITY’s R&D organization has attracted talent from elite Israeli technology centers including the Israeli Defense Forces’ Unit 81, its Special Operations Division’s technology unit.

Massive Data Usage Fuels Growth and Profitability

We are a data-driven company and one of our significant differentiators is the vast amount of quality, actionable data that we are able to collect on our users and our products. We leverage this data to drive almost every aspect of the business and to enhance our customer experience.

We believe ODDITY has one of the largest databases in the beauty and wellness industry. Each of our brands can generate and collect its own data, and we can leverage the aggregation of user data points across all ODDITY brands to create platform-level synergies, enhance growth, and expand into other countries and product categories. In addition to the business advantages, this continuous data building further allows us to refine and optimize our algorithms to drive higher accuracy of product matching models.

ODDITY’s consumer tech platform has the benefit of utilizing IL MAKIAGE’s existing machine learning models, which took years to perfect via trial and error. At the forefront of applying machine-learning to the beauty industry, our data advantage has provided ODDITY with speed-to-market, high efficacy product, and high customer satisfaction. As compared to traditional beauty companies that rely on wholesale distribution models and lack user data collection, we believe that our technology and massive existing user base would be difficult for other companies to achieve or replicate.

We gather insights from a massive amount of sources and leverage data in five main ways:

●	Generating revenue
●	Remarketing/retargeting users
●	Developing new products
●	Developing new brands
●	Training our machines

We believe our consumer tech platform enables us to collect substantially more data than others in our space, which creates a flywheel that continuously improves and drives the business.

Our Proprietary Tech Products Change the Way Consumers Shop for Beauty Online

We are a technology company at our core and have created a purpose-built platform for the beauty and wellness industry to scale our digitally native brand portfolio. Our platform delivers the future of beauty and wellness to consumers by addressing the complex demands they face when buying online. Our core technology products should and will serve multiple brands:

PowerMatch / SpoiledBrain

Our proprietary algorithms and machine learning models match customers with accurate complexion and beauty products. Using artificial intelligence, PowerMatch and SpoiledBrain help users identify the correct products, formulations, and shades, reducing the risk of incorrect selection and eliminating the need to physically try on products in-store. We use many real-time predictions drawn from our pool of user data and are constantly improving our models to increase accuracy and conversion.

Computer Vision

Patented software technology allows existing smartphone cameras to provide hyperspectral information, which until now could only be obtained using expensive, dedicated, and complex hyperspectral cameras that cost $20,000 or more. Our hyperspectral vision technology can detect 31 wavelengths that are invisible to the human eye. By applying unique, physics-based AI technology to recover and interpret this hyperspectral information, we can analyze skin and hair features, detect facial blood flows, monitor heart-rate, and create melanin and hemoglobin maps.

We believe this hyperspectral imaging technology will allow us to rapidly expand our product capabilities with a lower amount of data needed for our machine learning models, such as more personalized products and brands in categories that traditionally require in-person diagnostics.

We acquired our hyperspectral vision technology in July 2021 through the purchase of all outstanding shares of Voyage81 for approximately $20.2 million in cash and approximately $12.3 million in Redeemable A shares. For more information see Note 13 to our consolidated financial statements included elsewhere in this Annual Report.

Kenzza

We believe we own the largest collection of on-demand bespoke beauty media content in the world, created by our incredible global network of beauty and wellness content creators. Through thousands of videos available for streaming, Kenzza, our proprietary and patented platform, brings video-on-demand content and experiences that change the way users buy beauty online. Instead of showing more products, we are providing content and education. This unparalleled education engine leads to high user confidence and therefore lower friction, which drives scale and profitability. The technology supports features that we believe matter to our users, including custom video navigation and product tagging, to deliver a content experience not possible on other platforms like YouTube or Instagram. Further, our custom-built digital media platform allows us to scale content easily across a wide range of creators and geographies. Kenzza is an important part of our international and new category expansion strategy as we launch with a full library of content from local creators in local languages to deliver an authentic and supportive experience for our users.

The ODDITY Platform is Unlocking Distribution for Beauty and Wellness Online

Based on the success and online demand we have experienced thus far, we believe that beauty will be 50% online in the near term. We are uniquely positioned for the future of beauty and are years ahead in terms of technology and online capabilities. We believe our business is completely different from those of the legacy beauty companies.

With approximately 50 million unique users as of December 31, 2023, we are unlocking distribution for wellness and beauty online using data and in-house technology. Our strategy is to grow separate and standalone digitally native brands to disrupt new categories.

The company is experiencing tremendous momentum globally with net revenues outside of the United States of $94.6 million, $83.4 million and $60.6 million for the years ended December 31, 2023, 2022 and 2021, respectively, accounting for approximately 19%, 26% and 27% of our net revenue for the years then ended, respectively.

New Ventures

We established our New Ventures brand incubator in 2019 to support the in-house development of new brands. The New Ventures team operates with the mandate to build brands and their technology products from start to finish, while targeting the most attractive pockets of demand in the global beauty and wellness market. We see an abundance of opportunity to disrupt categories with the following characteristics:

●	Large Market Size. The global $600 billion beauty and wellness market is full of large sub-markets where consumers have significant demand and willingness to pay for functional products.
●	Consumer Pain Points. Categories in which our data indicates there is low consumer satisfaction with existing available products and brands.

●	Dominance of Older, Unexciting Brands. Category leaders that lack appeal for a younger generation, and anchor on themes and brand equity that no longer resonate with a younger consumer’s needs.
●	Legacy Distribution. Beauty and wellness remains largely offline with insufficient technology deployed to engage a digitally native consumer.

IL MAKIAGE

IL MAKIAGE is a prestige, digital beauty brand powered by ODDITY’s consumer tech platform, which leverages data science, machine learning and computer vision capabilities to deliver high-quality online experiences for consumers.

IL MAKIAGE defines and builds the future of beauty by using ODDITY’s unparalleled technology to connect people with a superior, painstakingly tested, wide range of beauty products.

Since the brand’s launch in 2018, according to our customer surveys, IL MAKIAGE has converted millions of consumers from shopping for beauty products in stores to making purchases online and disrupted the industry in the process.

In 2020, IL MAKIAGE started its global expansion with launches in the U.K., Germany, and Australia.

SpoiledChild

We launched our multi-category second brand, SpoiledChild, in February 2022 with the goal of disrupting the wellness industry. SpoiledChild is a prestige, online-only wellness brand powered by ODDITY’s scalable technology platform, including its AI and machine learning capabilities, along with superior products and sustainable design.

We believe SpoiledChild’s strong financial performance in its first year demonstrates the power of the ODDITY platform, the power of our user base, and the significant untapped consumer demand for our current and future products.

Empowering a new generation of consumers to redefine the rules of aging, SpoiledChild allows consumers to control their future by offering an individualized approach to age-control.

Through SpoiledBrain, the brand’s proprietary machine learning algorithm, SpoiledChild matches customers to their perfect products across multiple categories based on their unique individual profile. This multi-category offering, with a full line of products addressing hair, skin, and other health and wellness needs, was developed through a wide-scale, meticulous consumer-first product development process.

In addition, SpoiledChild seeks to promote sustainability with its patented refillable packaging, designed to reduce waste.

ODDITY LABS to Power Product Discovery and Development

We established ODDITY LABS to bring biotechnology and AI-based molecule discovery to beauty and wellness. ODDITY LABS is designed to deepen our competitive advantage by supporting the development of proprietary, science-backed, and high performance products for the benefit of consumers all over the world.

ODDITY LABS was formed in April 2023, in conjunction with our acquisition of Revela, a biotechnology company focused on the development of new molecules for beauty and wellness products. Revela is a pioneer in implementing and scaling AI-based molecule discovery for beauty and wellness, which has allowed Revela to identify molecules that we believe are high-performing, with accelerated lead times in a cost efficient manner. Revela’s AI-based discovery model has been incorporated into ODDITY’s product development process to accelerate growth across beauty and wellness categories. None of our products to date have required FDA approval and as a result the FDA has not approved any of our products or otherwise made any determinations on whether our products are safe and effective for their intended uses.

The acquisition of Revela closed in May 2023, with an aggregate purchase price of $67.4 million consisting of: (i) cash in the amount of $32.5 million, (ii) 701,591 Class A ordinary shares and (iii) 612,256 restricted Class A ordinary shares which are subject to certain performance milestones as specified in the Revela Merger Agreement. In addition, the transaction included additional consideration related to compensation for post-combination services.

ODDITY LABS operates a frontier biotechnology research and development lab in Boston, at the center of biotechnology talent and innovation. It will power our product innovation for the future, with a focus on the discovery and development of novel products.

We believe AI-based molecule discovery is a transformative frontier in product development for our industry, driven by the advancements of key enabling technologies including synthetic biology, genomic sequencing, robotics, and AI. The technological approach is already widely used in the field of biotechnology for drug discovery. ODDITY LABS is deploying these capabilities to build a next-generation platform, which we believe will have distinct advantages:

●	the ability to discover and develop high-performance products that meet consumer needs at speed and scale;
●	the biological pathway mapping data base to understand the mechanisms that drive cellular behavior, supporting future innovation of novel products and solutions;
●	the ability to attract world leading talent; and
●	the ability to support systematic and repeatable innovation through AI-based molecular discovery.

Our multi-step process leverages biological and computational technologies to drive discovery and optimization:

After a winner is identified, molecules are continuously optimized through RNA sequencing, molecular docking, and molecule representation algorithms.

Our Competitive Strengths

We have created something new: an industry-redefining, digitally native beauty and wellness company built around an extensible consumer tech platform. Our competitive strengths include:

●	Israeli Technology to Disrupt the Beauty and Wellness Category. Innovation is core to our culture. Our team of beauty outsiders is seeking to disrupt the beauty industry from within by developing a proprietary, scalable technology platform that is purpose-built for beauty and wellness consumers. Everything we do, from product development to marketing to operations, is grounded in the data we optimize from users. Data and machine learning drive the business and results. Our roadmap is full of tech products and capabilities that we believe will define the future of beauty and our network in the Israeli tech scene allows us to have strong visibility into new technologies that will help us shorten timelines to innovation.
●	Data-Centric and Online Business Model. Our data drives revenue, product development, marketing, distribution, operations, and new brand development. It creates a significant competitive advantage in acquiring users digitally, driving our high engagement and improving repeat purchase rates. Since the launch of our first brand, IL MAKIAGE, we have been continuously refining our machine learning models. Our extensive data moat allows us to build machine learning models with zero-example learning capabilities to drive efficiencies and speed to market for new product launches. In turn, our AI capabilities deliver a hyper personalized beauty experience to the customer to drive customer loyalty and repeat purchase rates.

●	Extensible Platform Built for Developing and Scaling Transformative Brands. ODDITY’s consumer tech platform was created to launch transformative products and brands across the beauty and wellness space. With our rapidly growing user base, we are unlocking distribution for wellness and beauty online. We aim to launch a new, standalone digitally native brand on a regular cadence with the goal of disrupting new categories. Each brand will have different teams and leadership, but we plan to have all brands served by our centralized technology and data science teams. We are focused on investing in our technology platform rather than just the top-down brand. To drive platform expansion, our New Ventures in-house incubator is guided by two goals—first, identifying new categories to be disrupted online and second, building new brands for a superior user experience. We continue to invest heavily in the growth of our New Ventures team. To start, our data-driven approach to new launches begins with extensive market research and blind product testing to create the superior product in its category. Through the combination of our New Ventures team, existing user data, product match technology, and in-house marketing capabilities, we believe we will be able to effectively develop new brands, including in categories beyond cosmetics, skin and hair, and introduce them to targeted customers.
●	ODDITY LABS to Power the Discovery and Development of Science-Backed Products. We established ODDITY LABS in conjunction with our acquisition of Revela in April 2023 to bring biotechnology and AI-based molecule discovery to beauty and wellness. ODDITY LABS is designed to deepen our competitive advantage by supporting the development of proprietary, science-backed, and high performance products. We believe AI-based molecule discovery is a transformative frontier in product development, driven by the advancements of key enabling technologies, including synthetic biology, genomic sequencing, robotics, and AI, that can support the discovery and development of molecules at speed and scale. We have incorporated Revela’s AI-based discovery model into our product development process to accelerate growth across beauty and wellness categories.
●	Strong Unit Economics Creates a Proven Business Model. The strength of our unit economics underpins our ability to scale and grow profitably. In just 18 months, and simultaneous with our rapid revenue growth, we achieved profitability. During the year ended December 31, 2023, we generated net income of $58.5 million, compared to $21.7 million and $13.9 million for the years ended December 31, 2022 and 2021, respectively, and Adjusted EBITDA of $107.3 million for the year ended December 31, 2023, compared to $39.5 million and $26.6 million for the years ended December 31, 2022 and 2021, respectively. Our gross margin of 70.4%, 67.2%, and 68.8%, net income margin of 11.5%, 6.7%, and 6.3% and Adjusted EBITDA margin of 21.1%, 12.2%, and 12.0% for the years ended December 31, 2023, 2022 and 2021, respectively, are functions of our attractive unit economics. See the section titled “Item 5. Operating and Financial Review and Prospects” for additional information regarding these measures.
●	Founder-Led Management Team. Our entrepreneurial brother-sister founding team saw an industry ripe for disruption after observing the disconnect between online beauty discovery and offline purchasing behavior. As our name suggests, our corporate DNA values the ability to be unconstrained by historical conventions. We are uncompromising in our mission to make the first move, set the pace for the industry, take big swings, and continuously raise the bar - wild vision combined with hard work and a hands-on approach.

Our Growth Strategies

Our intention is to sustain our high-growth and attractive margin profile that consistently delivers great outcomes for our stakeholders. To do this, we believe it is vital to have a clear long-term growth strategy that guides our continued investments in areas that align with our customers’ wants and needs, and our own growth objectives.

●	Continue to Build Our User Base. We aim to continue to grow our user base globally as we launch in new geographies, categories and brands. As of December 31, 2023, we had approximately 50 million unique users.
●	Convert Users into Customers. We have succeeded in converting our users into customers through our data-driven personalization engines. Our massive amount of data points on our users allows us to convert users to customers at high conversion rates over time. We generate a high contribution margin through this conversion.

●	Continue to Increase Customer Loyalty and Wallet Share. We continuously seek to deepen our existing customer relationships to improve our already strong and growing revenue retention rates and increase our wallet share. We continue to drive repeat behavior through improvements in data-driven personalization, product recommendations, customer service, and engagement, in addition to new products and brand launches that are all informed by customer data. New brand launches are core to our growth strategy and will enable us to unlock the potential for our customers to cross-shop brands. Each of these initiatives is designed to increase the loyalty of our users.
●	Expand Our Global Footprint. Our upfront investments in technology allow us to scale in new markets quickly and with limited asset intensity. Our rapid and profitable expansion into the U.K., various markets in Continental Europe, and Australia gives us confidence in our ability to drive a large part of our business overseas. Net revenues outside of the United States of $94.6 million, $83.4 million and $60.6 million for the years ended December 31, 2023, 2022 and 2021, respectively, accounting for approximately 19%, 26% and 27% of our net revenue for the years then ended, respectively, is below the penetration level of our large global competitors and provides significant room for growth. When entering a new geography, we market directly to consumers via our localized multilingual digital platform Kenzza, have a dedicated native customer support team, and ramp up our digital marketing spend.
●	Grow Our Existing Brands. We estimate that IL MAKIAGE comprises less than 2% of the total beauty market in the United States with the potential to significantly increase market share driven by the brand’s differentiated, digital and data-first approach to customer acquisition and retention. We believe SpoiledChild has the opportunity to become one of the largest online wellness brands, with dominant franchises in haircare, skincare, and additional wellness categories, based on the financial performance in its first year, ODDITY’s platform for scaling transformative brands, and SpoiledChild’s reach across multiple categories.
●	Expand Our Portfolio of Brands and Services. Our track record of success with IL MAKIAGE across multiple markets and our recent launch of SpoiledChild reinforce our commitment to launching multiple transformative brands and growth vectors. We believe our brand launch playbook has been proven out with IL MAKIAGE in the United States, and in multiple international markets, and reinforced with the success of SpoiledChild. This playbook is extensible to incremental brands layered into our portfolio, developed both internally through our New Ventures incubator, or brought in via partnerships and acquisitions. We believe that expanding the scope of our platform to additional product categories will further expand our addressable market, and are building capabilities that will extend our reach beyond physical product sales into consumer facing and B2B service models.

Our Products

We offer a wide range of prestige beauty and wellness products. Our beauty portfolio includes exceptional face and complexion, eye and brow and lip products, makeup tools, and recently launched wellness categories with high-performance skin and hair care products. Our products are designed specifically for our direct-to-consumer and online customer base. Products are priced in a range of $20-$100 per item, with higher price points for the more elite performance products in our range. We have made significant R&D investments in support of developing exceptional quality beauty and wellness products that drive adoption, customer loyalty, and repeat purchasing behavior. Our in-house R&D center works directly with our third-party manufacturing partners to develop or identify the precise product formulas that best achieve our stringent data-centric performance and quality criteria.

IL MAKIAGE

Face and Complexion

Our complexion products offer a wide variety of shades designed to match every skin tone. The advanced and innovative formulas aim to enhance the complexion and generate a flawless look for every occasion. Our product line includes a breadth of complexion essentials including primer, foundations, concealers, face powders, bronzer, contour, highlighter, and blush.

Eyes and Brows

We offer a broad range of color products in diverse formulas and textures, including shades of eyeshadows, palettes, mascaras, eyeliners, lashes and a brow collection with brow pens, brow mascaras, brow gels, and brow kits.

Lips

Our lip products offer a wide variety of shades, finishes, coverage, and textures to create any desired look. From translucent to full coverage, glossy to ultra-matte finish, our lip products provide a lightweight and super-comfortable creamy texture enriched with hydrating and nourishing properties. Our lip product range includes lipsticks, lip glosses, lip liners, and lip palettes.

Skin Care

Our skin care line presents a variety of products for day or night use, boasting strong anti-aging active ingredients and vitamins. The highly nourishing formulas are designed to rejuvenate the skin and address a wide range of skin concerns and needs, including restoring glow, minimizing the appearance of pores, dark spots, wrinkles and fine lines, hydrating dry or dull skin, reducing the visibility of blemishes, evening skin tone, and more.

SpoiledChild

In 2022, we launched our second brand: SpoiledChild, an innovative wellness brand that delivers a personalized experience to a new generation of consumers, featuring a sustainable refill model that includes reusable, patented capsule designs.

Hair Care

Hair health is at the core of SpoiledChild’s offering and our products support our customers’ journey towards fuller, healthier hair.

Skin Care

With customization at its core, our innovative skin care line offers an expansive suite of moisturizers and serums, tailored to target each users’ unique skin concerns. Rigorously tested for performance, each skin care product is made with high-quality ingredients for visible results.

Seasonality

For a discussion of the seasonality of our business, see the section titled “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Key Factors Affecting Our Performance—Seasonality”.

Sales and Marketing

Our sales and marketing capabilities represent a core and differentiated competency that is essential to the success of the ODDITY platform. We are focused on continuing to acquire new users efficiently, and building brand awareness and a demand generation engine.

We have invested heavily in building a talented in-house marketing team, while also developing proprietary technologies that enable us to build data-driven and highly personalized campaigns that can scale globally on digital platforms. Unlike the majority of consumer brands, our in-house marketing team manages our performance marketing from end-to-end, without the use of outside agencies. This has led to a high level of platform engagement from both new acquisitions and repeat purchases.

Our proprietary technologies and robust first-party database enable us to achieve cost-effective and data-driven digital marketing and user acquisition. We also design innovative marketing programs that help increase brand awareness by targeting people who we believe have a higher propensity to engage with our platform and buy from our merchants. We continue to partner with various social media platforms to ensure we gain exposure with broader audiences.

We currently acquire new users through a variety of marketing channels including social media, search engine optimization and brand-oriented marketing campaigns. We rely on our data to understand consumer behavior and long-term value of the customer which guide our acquisition strategy. We also utilize data in determining how best to engage our users and seek to optimize the mode, timing and frequency of interactions across digital advertising and emails.

Supply Chain

ODDITY has built a scalable, efficient, and resilient supply chain to support our operations globally. We source our raw materials, packaging, assembly services, and other products from a diversified base of leading third-party suppliers, selected based on their strengths and areas of expertise, and evaluated against rigorous testing and a mathematically based scoring model to determine which product to launch. We believe that our supplier base has adequate resources and facilities to support our future growth and is robust enough to withstand unforeseen supply interruptions and external market shocks. This approach is distinct from most legacy beauty companies, who are more concentrated across products with a small group of manufacturing partners.

We have implemented a comprehensive supply chain resiliency program designed to ensure uninterrupted supply of our products. This includes engaging redundant suppliers where possible as well as carrying higher levels of inventory. While we have not in the past been affected by significant volatility in the prices of principal raw materials required to make our products, it is possible that price volatility could increase in the future. We believe that we are well-positioned to withstand any reasonably foreseeable supply chain disruptions or pricing fluctuations.

Distribution and Fulfillment

We primarily utilize third parties to warehouse and distribute our products throughout the world. We have recently significantly expanded the order fulfillment capacity of our fulfillment and distribution center network, and we believe that we have sufficient capacity to support current and reasonably anticipated future requirements. We are continually assessing our fulfillment and distribution network to align our capacity with anticipated regional sales demand and planned expansion into new markets. Additionally, we continually look for opportunities to improve the customer experience and lower costs through the implementation of new processes and technology.

We utilize multiple outbound carriers for customer order fulfillment and distribution across the various markets where we operate. Our shipping carrier network is optimized to achieve targeted delivery times while minimizing costs. We maintain direct relationships with carriers in instances where we believe it will enable us to achieve lower costs.

Our People and Culture

Our people are key to our success. We are a diverse team of beauty industry outsiders by design, committed to using transformative innovation to deliver radically new solutions to our customers.

We work hard to create an environment where our employees feel empowered, and live by our core mantras:

●	We’re boldly unconstrained.
●	We always outrun.
●	We take big swings.

●	We win every day.
●	We never fit in.

Competition

We believe that our relentless focus on technology and product innovation has helped us create an industry-redefining, digitally native beauty and wellness company. However, the beauty and wellness industry is highly competitive. Consumers have a significant number of options for their beauty and wellness needs. We face competition from beauty and wellness companies throughout the world, including multinational consumer product companies as well as independent brands.

We believe that our ability to compete successfully depends primarily on the following factors:

●	continuing to advance our technology platform;
●	leveraging our data and AI capabilities;
●	maintaining and attracting customers;
●	developing and launching new products and transformative brands;
●	responding to changing consumer demands in a timely manner;
●	maintaining the value and reputation of our brand;
●	attracting and retaining a team committed to innovation;
●	effectiveness of our products;
●	accessible pricing;
●	customer service; and
●	effectiveness of our marketing strategies.

Government Regulation

Our products are subject to regulation by the FDA and the FTC in the United States, as well as various other local and foreign regulatory authorities, including those in the EU, and other countries in which we operate. These laws and regulations principally relate to the ingredients, proper labeling, advertising, packaging, marketing, manufacture, safety, shipment and disposal of our products.

United States Regulation of Cosmetic Products

The Federal Food, Drug and Cosmetic Act (the “FDCA”), defines cosmetics as articles or components of articles intended for application to the human body to cleanse, beautify, promote attractiveness, or alter the appearance, with the exception of soap. The labeling of cosmetic products is subject to the requirements of the FDCA, the Fair Packaging and Labeling Act, the Poison Prevention Packaging Act and other FDA regulations. Cosmetics are not subject to pre-market approval by the FDA; however, certain ingredients, such as color additives, must be pre-approved for the specific intended use of the product and are subject to certain restrictions on their use. For example, the use of dihydroxyacetone, as a color additive in self-tanning products must comply with FDA regulations that impose strict limitations on impurities.

Additionally, in January 2022, the FDA published a white paper containing expert opinion on testing methods for the presence of asbestos in talc and talc-containing cosmetics. If a company has not adequately substantiated the safety of its products or ingredients by, for example, performing appropriate toxicological tests or relying on already available toxicological test data, then a specific warning label is required. The FDA may, by regulation, require other warning statements on certain cosmetic products for specified hazards associated with such products. FDA regulations also prohibit or otherwise restrict the use of certain types of ingredients in cosmetic products.

In addition, the FDA requires that cosmetic labeling and claims be truthful and not misleading. Moreover, cosmetics may not be marketed or labeled for their use in treating, preventing, mitigating, or curing disease or other conditions or in affecting the structure or function of the body, as such claims would render the products to be a drug and subject to regulation as a drug. The FDA has issued warning letters to cosmetic companies alleging improper drug claims regarding their cosmetic products, including, for example, product claims regarding hair growth or preventing hair loss. In addition to FDA requirements, the FTC as well as state consumer protection laws and regulations can subject a cosmetics company to a range of requirements and theories of liability, including similar standards regarding false and misleading product claims, under which FTC or state enforcement or class-action lawsuits may be brought.

In the United States, the FDA has not promulgated regulations establishing good manufacturing practices, or GMPs, for cosmetics. However, the FDA’s draft guidance on cosmetic GMPs, most recently updated in June 2013, provides recommendations related to process documentation, recordkeeping, building and facility design, equipment maintenance and personnel, and compliance with these recommendations can reduce the risk that the FDA finds such products have been rendered adulterated or misbranded in violation of applicable law. The FDA also recommends that manufacturers maintain product complaint and recall files and voluntarily report adverse events to the agency. Further, under the Modernization of Cosmetic Regulation Act of 2022, which amended the FDCA, manufacturers of cosmetics will become subject to more onerous FDA obligations once implemented via regulation, including adverse event reporting and record retention requirements, safety substantiation requirements, facility registration requirements, and good manufacturing practice requirements. The FDA has also been granted new enforcement authorities over cosmetics, such as mandatory recall authority, and there will be new cosmetic labeling requirements imposed. The FDA monitors compliance of cosmetic products through market surveillance and inspection of cosmetic manufacturers and distributors to ensure that the products are not manufactured under unsanitary conditions, or labeled in a false or misleading manner. Inspections also may arise from consumer or competitor complaints filed with the FDA. In the event the FDA identifies unsanitary conditions, false or misleading labeling, or any other violation of FDA regulation, the FDA may request, or a manufacturer may independently decide to conduct a recall or market withdrawal of a product or to make changes to its manufacturing processes or product formulations or labels.

The FTC also regulates and can bring enforcement action against cosmetic companies for deceptive advertising and lack of adequate scientific substantiation for claims. The FTC requires that companies have a reasonable basis to support marketing claims. What constitutes a reasonable basis can vary depending on the strength or type of claim made, or the market in which the claim is made, but objective evidence substantiating the claim is generally required.

The FTC also has specialized requirements for certain types of claims. For example, the FTC’s “Green Guides” regulate how “free-of,” “non-toxic” and similar claims must be framed and substantiated. In addition, the FTC regulates the use of endorsements and testimonials in advertising as well as relationships between advertisers and social media content creators pursuant to principles described in the FTC’s Endorsement Guides. The Endorsement Guides provide that an endorsement must reflect the honest opinion of the endorser, based on “bona fide” use of the product, and cannot be used to make a claim about a product that the product’s marketer could not itself legally make. Additionally, companies marketing a product must disclose any material connection between an endorser and the company that consumers would not expect that would affect how consumers evaluate the endorsement. If an advertisement features endorsements from people who achieved exceptional, or even above average, results from using a product, the advertiser must have proof that the endorser’s experience can generally be achieved using the product as described; otherwise, an advertiser must clearly communicate the generally expected results of a product and have a reasonable basis for such representations.

Although the Green Guides and Endorsement Guides do not operate directly with the force of law, they provide guidance about what the FTC generally believes the Federal Trade Commission Act (“FTC Act”), requires in the context using of “green” claims and endorsements and testimonials in advertising. Any practices inconsistent with the Green Guides and Endorsement Guides can result in violations of the FTC Act’s proscription against unfair and deceptive practices.

United States Regulation of Dietary Supplements

Dietary Supplements

The FDA has comprehensive authority to regulate dietary supplements, including their composition, labeling and manufacturing. Specifically, the Dietary Supplement Health and Education Act of 1994 (“DSHEA”), amended the FDCA to establish a new framework governing dietary supplements, as a category of foods. Dietary supplements are defined in relevant part as a product (other than tobacco) intended to supplement the diet that bears or contains a dietary ingredient, which is defined as a vitamin, mineral, herb or other, botanical, an amino acid, a dietary substance for human use to supplement the diet, or a concentrate, metabolite, constituent, extract, or combination of such dietary ingredients. Dietary supplements may not include articles that are approved as new drugs or biologics or that have been authorized for investigation as new drugs or biologics for which substantial clinical investigations have been instituted and made public, unless the article was marketed as a dietary supplement or food prior to such approval or authorization, unless another exemption applies.

Generally, under DSHEA, dietary ingredients that were marketed in the United States before October 15, 1994 may be used in dietary supplements without notifying the FDA and without any premarket review. However, a “new dietary ingredient” (a dietary ingredient that was not marketed in the United States before October 15, 1994) must be the subject of a new dietary ingredient notification submitted to the FDA unless the ingredient has been “present in the food supply as an article used for food in a form in which the food has not been chemically altered.” A new dietary ingredient notification must provide the FDA with evidence of a “history of use or other evidence of safety” establishing that use of the dietary ingredient “will reasonably be expected to be safe.” A new dietary ingredient notification must be submitted to the FDA at least 75 days before the initial marketing of the supplement containing the new dietary ingredient. Even to the extent the new dietary ingredient was present in the food supply prior to October 15, 1994 or is used in conventional foods, if there are any changes to the ingredient’s manufacturing or form as it was present in the food supply at that time or from how it exists in its conventional food form, then the ingredient may also be considered a new dietary ingredient requiring notification. The FDA may not respond to such notification, but no response does not mean the FDA has determined that the ingredient is safe or permissible for use in a dietary supplement. In addition, manufacturers of dietary supplements must ensure that ingredients in their products that are not dietary ingredients comply with all the requirements applicable to conventional foods. For example, fillers and other constituents of the product must be approved as food additives or must be deemed generally recognized as safe for the conditions of use in order to be sold, as described further below.

Dietary supplements are subject to stringent manufacturing requirements, including dietary supplement current GMPs. The FDA has broad authority to enforce the provisions of federal law applicable to dietary supplements, including powers to issue public Warning Letters or Untitled Letters to a company, publicize information about illegal products, detain products intended for import, request a recall of illegal or unsafe products from the market, and request that the Department of Justice initiate a seizure action, an injunction action or a criminal prosecution in the U.S. courts.

Foreign Government Regulation

European Union Regulation of Cosmetic Products

We currently market products that are regulated as cosmetic products in the EU. In the EU, the sale of cosmetic products is regulated under the EU Cosmetics Regulation, setting out the general regulatory framework for finished cosmetic products and their ingredients. The EU Cosmetics Regulation is directly applicable in, and binding on all EU member states and is enforced at the national member state level. Over the years, the EU cosmetics legal regime has been adopted by many countries around the world.

Under the EU Cosmetics Regulation, a “cosmetic product” is defined as “any substance or mixture intended to be placed in contact with the external parts of the human body (epidermis, hair system, nails, lips and external genital organs) or with the teeth and the mucous membranes of the oral cavity with a view exclusively or mainly to cleaning them, perfuming them, changing their appearance, protecting them, keeping them in good condition or correcting body odors.” Consequently, a product is considered to be a cosmetic if it is presented as protecting the skin, maintaining the skin in good condition or improving the appearance of the skin, provided that it is not a medicinal product due to its composition or intended use. By contrast, a substance or mixture intended to be ingested, inhaled, injected or implanted into the human body shall not be considered a cosmetic product, nor shall a product (i) the composition of which is such that it has a significant action on the body through a pharmacological, immunological or metabolic action; or (ii) for which medical claims are made. Legally, such a product is considered a medicinal product, not a cosmetic, in the EU. No test has been determined yet to determine the significance of the effect. A product may fall within the definition of both a cosmetic product and a medicinal product in which case the non-cumulation principle provides that the product will be regulated as a medicinal product (under the Medicinal Products Directive 2001/83/EC).

Generally, there is no requirement for pre-market approval of cosmetic products in the EU. The overarching requirement is that a cosmetic product made available on the EU market must be safe for human health when used under normal or reasonably foreseeable conditions of use. However, centralized notification of all cosmetic products placed on the EU market is required via the EU cosmetic products notification portal (the “CPNP”). The company that is ‘responsible’ for placing a cosmetic product on the EU market (which could be the manufacturer, importer or a third person appointed by the former), referred to as the “responsible person,” is responsible for the safety of their marketed finished cosmetic products (and each of its ingredients), and must ensure that they undergo an appropriate scientific safety assessment before they are sold. Obligations of the responsible person further include:

●	Manufacturing cosmetic products in compliance with GMPs.
●	Creating and keeping a product information file, for each cosmetic product, including test results that demonstrate the claimed effects for the cosmetic product, and the cosmetic product safety report.
●	Registering and submitting information on every product through the CPNP.
●	Complying with Regulation (EU) No. 655/2013, which lists common criteria for the justification of claims used in relation to cosmetic products.
●	Reporting serious undesirable effects attributable to cosmetics use to national competent authorities and taking corrective measures where required.

Some ingredients used in cosmetic products must undergo rigorous evaluation, including safety assessments and quality testing to make sure that they are safe for use, for example preservatives, and can also be subject to additional procedures such as an authorization by the European Commission and/or prior notification on a separate module of the CPNP, for example nanomaterials. Additionally, the EU Cosmetics Regulation includes a list of ingredients that are prohibited and a list of ingredients that are restricted in cosmetic products (such as DHA). A special database with information on cosmetic substances and ingredients, known as CosIng, enables easy access to data on cosmetic ingredients, including legal requirements and restrictions. We rely on expert consultants for our EU product registrations and review of our labeling for compliance with the EU Cosmetics Regulation.

The EU Cosmetics Regulation requires the manufacture of cosmetic products to comply with GMPs, which is presumed where the manufacture is in accordance with the relevant harmonized standards. In addition, in the labelling, making available on the market and advertising of cosmetic products, text, names, trademarks, pictures and figurative or other signs must not be used to imply that these products have characteristics or functions they do not have; any product claims in labeling must be capable of being substantiated and comply with the aforementioned list of common criteria.

Moreover, in the EU, animal testing is prohibited for finished cosmetic products and their ingredients. Marketing finished cosmetic products and ingredients in the EU which were tested on animals is equally prohibited.

Each member state appoints a competent authority to enforce the EU Cosmetics Regulation in its territory and to cooperate with the other member state authorities and the European Commission. The European Commission is responsible for driving consistency in the way the Cosmetics Regulation is enforced across the EU.

The aforementioned EU rules are generally applicable in the EEA, which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland.

U.K. Regulation of Cosmetic Products Following Brexit

The U.K. formally left the EU on January 31, 2020, commonly referred to as “Brexit”. Following the end of a transition period, since January 1, 2021, the U.K. operates under a distinct regulatory regime, and the aforementioned EU laws now only apply to the U.K. in respect of Northern Ireland (as laid out in the Protocol on Ireland and Northern Ireland).

As a consequence, from January 1, 2021, Schedule 34 of the Product Safety and Metrology etc. (Amendment etc.) (EU Exit) Regulations 2019 (the “U.K. Cosmetics Regulation”), applies to cosmetic products placed on the market in Great Britain, which includes England, Scotland and Wales. Cosmetic products placed on the market in Northern Ireland are still covered by the EU Cosmetics Regulation. However, to date, there are no significant differences between the frameworks of the U.K. Cosmetics Regulation and the EU Cosmetics Regulation.

Data Privacy and Security

We collect, store, use, share, and otherwise process data, some of which contains personal information. Consequently, our business is subject to a number of foreign, federal, state, and local laws, rules, regulations and industry standards governing data privacy and security, including with respect to the collection, storage, use, transmission, sharing, protection, and other processing of personal information and other consumer data. Such laws, rules, and regulations are changing, have differing interpretations, and may be inconsistent between jurisdictions or conflict with other laws, rules or regulations, which may complicate our compliance efforts. In the United States, numerous federal and state laws, rules, and regulations, including data breach notification laws, and federal and state consumer protection laws and regulations (e.g., Section 5 of the FTC Act), that govern the collection, use, disclosure, protection, and other processing of personal information apply to our operations or the operations of our partners. For example, the CCPA, which became effective in January 2020, gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California consumers (as that term is broadly defined and may include any of our current or future employees who may be California residents) and provide such residents new ways to opt out of certain sales of personal information. The CCPA provides for severe civil penalties for violations as well as a private right of action for data breaches that result in the loss of personal information that is expected to increase data breach litigation. Further, in November 2020, California voters passed the CPRA, which took effect on January 1, 2023. The CPRA significantly expands the CCPA, including by introducing additional obligations on covered companies, such as data minimization and storage limitations, granting additional rights to consumers, such as correction of personal information and additional opt-out rights, and creates a new entity, the California Privacy Protection Agency, to implement and enforce the law. Other state legislatures are currently contemplating, and may pass, their own comprehensive data privacy and security laws, with potentially greater penalties and more rigorous compliance requirements relevant to our business, and many state legislatures have already adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security, data breaches and the protection of sensitive and personal information. Internationally, virtually every jurisdiction in which we operate has established its own data privacy and security legal framework with which we must comply, including but not limited to the EEA, the U.K., and Israel. For example, the GDPR and the U.K. GDPR impose robust obligations on controllers and processors for the collection, control, use, sharing, disclosure, and other processing of data relating to an identified or identifiable living individual (personal data) and contain documentation and accountability requirements for data protection compliance.

See the section titled “Item 3.D. Key Information—Risk Factors—Risks Related to Data Privacy and Security, Information Technology, and Intellectual Property” for more information.

Intellectual Property

To establish, maintain, protect, defend, and enforce our intellectual property rights, we rely on a combination of trademark, patent, copyright and trade secret laws in the United States and certain other jurisdictions, as well as contractual arrangements.

Our primary trademark, IL MAKIAGE, and our logo have been registered in the United States as well as in a number of foreign jurisdictions, including Israel. We also own several trademarks for which applications for registration are pending including, among others, SpoiledChild. As of December 31, 2023, we owned approximately 132 trademark registrations and 15 applications for trademark registration worldwide. The registrations of our trademarks are effective for varying periods of time and may be renewed periodically provided we comply with all applicable renewal requirements, including, where necessary, the continued use of the trademarks in the applicable jurisdictions in connection with certain goods and services. We may consider pursuing trademark registrations for additional marks and in additional jurisdictions if and to the extent we believe such registrations would be beneficial to our business and cost-effective.

As of December 31, 2023, we have also registered various domain names that we use in the conduct of our business, including ilmakiage.co.il, ilmakiage.com and spoiledchild.com.

We also enter into, and rely on, confidentiality agreements with our employees, consultants, contractors, business partners, and other third parties to protect our trade secrets, proprietary technology and other confidential information. We also enter into invention assignment agreements with employees and other third parties who develop intellectual property on our behalf. For information regarding risks related to our intellectual property and technology, please see the section titled “Item 3.D. Key Information—Risk Factors—Risks Related to Information Technology, Intellectual Property and Data Security and Privacy.”

C.Organizational Structure

We are a limited liability company formed under the laws of the State of Israel. The table below sets forth our key subsidiaries, all of which are wholly-owned by us. A complete list of our subsidiaries is filed as an exhibit to this Annual Report.

U.S. State or
Subsidiary Name	Other Jurisdiction of Incorporation or Organization
IM PRO MAKEUP NY LP	New York
SPOILEDCHILD INC.	Delaware
ODDITY LABS LLC	Delaware
ODDITY TECH US INC.	New York
Il MAKIAGE BEAUTY IL LTD	Israel
IL MAKIAGE GB LTD	United Kingdom
VOYAGE81 LTD	Israel

D.	Property, Plants and Equipment

Our Facilities

We lease approximately 17,258 square feet in New York, New York, where we operate our U.S. headquarters, approximately 2,073 square feet in Boston, Massachusetts, where we operate ODDITY LABS, and approximately 9,365 square feet in Tel Aviv, Israel, where we operate our corporate headquarters. We believe that our existing facilities are sufficient for our current needs. We believe that suitable additional or substitute space will be available as needed to accommodate changes in our operations.

ITEM 4AUNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis together with our consolidated financial statements and the related notes thereto included elsewhere in this Annual Report. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from management’s expectations as a result of various factors, including, but not limited to, those discussed in the sections titled “Item 3.D. Key Information—Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

A.Operating Results

Key Factors Affecting Our Performance

We believe that our continued success and growth are dependent on a number of factors that provide both significant areas of opportunity as well as potential challenges. We have outlined some of these factors below, as well as in the section titled “Item 3.D. Key Information—Risk Factors.”

Growing and Engaging with our Powerful User Base

We are a data-driven company and one of our significant differentiators is the vast amount of quality, actionable data that we are able to learn about our users. Data collected from users forms a critical component of our customer acquisition funnel as it enables us to efficiently convert users to customers, informs our brand and product roadmap, and improves our machine learning algorithms to more accurately predict product matches and develop new products.

We define a user as a visitor on which we have collected at least 50 discrete data points as they engage with and interact with our websites. As of December 31, 2023, ODDITY registered approximately 50 million unique users attributed to our brands. From that user base, we have collected over 2 billion unique data points that power every aspect of our business.

Driving Customer Acquisition, Retention, and Repeat Purchases

We bring visitors to our website, turn visitors into users by asking questions and learning about them, and then leverage the data we have across the platform to convert them into paying customers.

We invest strategically in performance marketing, such as paid search and product listing advertisements, paid social media advertisements, search engine optimization, and personalized email, compounded with strong brand awareness driven largely through word of mouth.

In addition to acquiring customers through paid sources, our consumer tech platform is designed to drive high levels of platform engagement.

Our success is impacted not only by our ability to use data to convert users to customers, but also by our ability to retain our customers and drive repeat purchases. We continue to drive repeat behavior through improvements in data-driven personalization, product recommendations, customer service and engagement, in addition to new products and brand launches that are all informed by customer data. New brand launches are core to our growth strategy and will enable us to unlock the potential for our customers to cross-shop brands. Each of these initiatives is designed to increase the loyalty of our users.

Expanding Our Portfolio of Brands

The ODDITY platform was built to support a portfolio of beauty and wellness brands. Homegrown brand launches via our New Ventures brand incubator are key components of our portfolio expansion strategy, with a new brand launched regularly. We anticipate a meaningful portion of our revenue in the coming years will be from future brand launches that will seek to disrupt markets in the beauty and wellness space that have been historically underpenetrated online. SpoiledChild’s launch in 2022 exemplifies our in-house R&D capabilities to create a new brand from start to launch in just 18 months. While we aim to launch a new brand regularly, it takes months to years of market research and extensive product testing before we can commercialize new products and brands.

In addition to our homegrown brand launches, we may expand our portfolio reach through selective acquisitions and brand partnerships.

Launching New Product Categories

We believe that the launch of new product categories within our existing brands of IL MAKIAGE and SpoiledChild will be a meaningful driver of net revenue growth and repeat purchasing rates. ODDITY will not launch a product or a brand unless our rigorous data-driven product and brand development process shows that it is the best we can deliver.

Continued Geographic Expansion

Our playbook of direct consumer engagement, data insights, custom-built technology products, and exceptional physical beauty and wellness products is applicable across a broad range of geographies. We have seen rapid success in our international market launches, with net revenues outside of the United States of $94.6 million, $83.4 million and $60.6 million for the years ended December 31, 2023, 2022 and 2021, respectively, accounting for approximately 19%, 26% and 27% of our net revenue for the years then ended, respectively. Growing our geographic footprint will help grow our brand awareness, allow us to connect with new customers, and drive profitable growth. We intend to continue to invest in our digital business to provide our users with a differentiated global and local customer experience. We have also invested and will continue to invest in our Kenzza platform, which helps us to efficiently develop and scale our presence in new geographies through a network of local content creators. To date, we have successfully scaled our brands in the United States, Canada, UK, various markets in Continental Europe, and Australia, and have plans to continue to grow our global footprint. We utilize a rigorous, data-driven geographic expansion approach to identify new markets that will be receptive to ODDITY brands.

Investment in Innovation and Technology

Our success is dependent on our ability to sustain innovation and technology leadership to maintain our competitive advantage. We will continue to invest in our people, product and infrastructure to maintain and grow our consumer tech platform and to propel the beauty and wellness industry forward. We selectively recruit and invest in technologists who are out-of-the-box thinkers and champion ODDITY’s mission to use technology to deliver customers the absolute best in product and experience. As we recruit additional personnel, we remain focused on developing our technology expertise across the full spectrum of engineering, architecture, infrastructure, data engineering, integrations, security, agile and project management, and information systems and planning.

Seasonality

Our revenue is typically highest in the first half of the calendar year, and our revenue will generally decline in the third and fourth quarter of each calendar year relative to the first and second quarter of each calendar year.

Components of Results of Operations

Net Revenue

We generate net revenue primarily from sales of our beauty and wellness products through our online direct-to-consumer model. Net revenue represents the consideration we expect to be entitled to in exchange for the sale of our products, net of promotional discounts and estimated returns. Net revenue includes shipping fees charged to customers but excluding any sales or other taxes collected in connection with the sale. We recognize net revenue at the time control of our products is transferred to the customer, which is when the product is shipped to the customer, or for orders subject to a trial period, when the trial period lapses. Net revenue is primarily driven by the number of orders.

Cost of Revenue

Cost of revenue consists principally of the costs to procure our products, including the amounts invoiced by our third-party contract manufacturers and suppliers for inventory, as well as inbound and outbound shipping costs, duties and other related costs, and inventory write-offs. Cost of revenue also includes third-party fulfillment costs, warehousing, depreciation and amortization, and packaging costs. Our cost of goods sold has and may continue to fluctuate with the cost of raw materials used in our products.

Gross Profit and Gross Margin

Gross profit is our net revenue less cost of revenue. Gross margin measures our gross profit as a percentage of net revenue. We expect that gross profit will fluctuate and continue to be affected by various factors in the future, including the timing and mix of product and brand launches, commodity prices and transportation rates, manufacturing costs, and our ability to reduce costs in any given period.

Selling, General and Administrative Expenses

Selling, general and administrative expenses primarily consist of marketing and advertising expenses, employee-related costs, including salaries, benefits, and share-based compensation, research and development costs, depreciation, and amortization expenses, professional fees, payments processing fees, and other general expenses. We expect selling, general and administrative expense to continue to increase in absolute dollars as we grow our business, expand our workforce, implement new marketing strategies, and enhance our platform and product offerings, brands, and infrastructure. We also anticipate that we will incur additional costs for employees and third-party consulting services, including related to legal, accounting, insurance, and investor relations, in connection with our operations as a public company.

Financial Expenses (Income), Net

Financial expenses (income), net consists primarily of interest income on our bank deposits and marketable securities as well as gain or loss on foreign currency, mainly driven by liabilities denominated in currencies other than U.S. dollars.

Taxes on Income

Taxes on income consists of income taxes related to Israel and United States federal and state taxes, and changes in deferred tax assets.

Results of Operations

The following tables set forth our results of operations for the periods presented in dollars and as a percentage of net revenue and should be reviewed in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report. Our historical results and period-to-period comparisons for any prior period are not necessarily indicative of results expected in any future period.

	Year Ended December 31,
	2023		2022		2021
		% of net		% of net		% of net
	(in thousands)	revenue	(in thousands)	revenue	(in thousands)	revenue
Statements of Operations Data:
Net revenue	$508,685	100.0%	$324,520	100.0%	$222,555	100.0%
Cost of revenue	150,456	29.6	106,470	32.8	69,374	31.2
Gross profit	358,229	70.4	218,050	67.2	153,181	68.8
Selling, general and administrative expenses	283,911	55.8	190,385	58.7	133,669	60.1
Operating income	74,318	14.6	27,665	8.5	19,512	8.8
Financial expenses (income), net	(4,283)	(0.8)	(1,247)	(0.4)	877	0.4
Income before taxes on income	78,601	15.4	28,912	8.9	18,635	8.4
Taxes on income	20,067	3.9	7,184	2.2	4,715	2.1
Net income	$58,534	11.5%	$21,728	6.7%	$13,920	6.3%

Comparison of Year Ended December 31, 2023 and 2022

Net Revenue

	Year Ended December 31,
	2023	2022	$ Change	% Change

	(in thousands)
Net revenue	$508,685	$324,520	$184,165	56.7%

Net revenue increased by $184.2 million, or 56.7%, for the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily driven by a 40.2% increase in orders. Order billings increased 50.6% to $595.8 million for the year ended December 31, 2023 compared to the year ended December 31, 2022. The return rate decreased to 12.0% for the year ended December 31, 2023 compared to 14.8% for the year ended December 31, 2022.

Cost of Revenue

	Year Ended December 31,
	2023	2022	$ Change	% Change

	(in thousands)
Cost of revenue	$150,456	$106,470	$43,986	41.3%

Cost of revenue increased by $44.0 million, or 41.3%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase in cost of revenue was primarily attributable to increased orders partially offset by supply chain efficiencies and cost improvement efforts.

Gross Profit and Gross Margin

	Year Ended December 31,
	2023	2022	$ Change	% Change

	(in thousands)
Gross profit	$358,229	$218,050	$140,179	64.3%
Gross margin	70.4%	67.2%		3.2%

Our gross profit increased by $140.2 million, or 64.3%, for the year ended December 31, 2023 compared to the year ended December 31, 2022 as a result of the growth in our net revenue. Our gross margin increased 3.2% to 70.4% in the year ended December 31, 2023 compared to 67.2% in the year ended December 31, 2022. Our gross margin increase was largely driven by supply chain efficiencies and cost improvement efforts.

Selling, General and Administrative Expenses

	Year Ended December 31,
	2023	2022	$ Change	% Change

	(in thousands)
Selling, general, and administrative expenses	$283,911	$190,385	$93,526	49.1%

Selling, general and administrative expenses increased by $93.5 million, or 49.1%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. This increase was primarily due to an increase of $33.6 million in advertising costs to support sales growth. Selling, general and administrative expenses for the year ended December 31, 2023 were also impacted by increased investment related to growth initiatives, including ODDITY LABS and future brands. We also incurred increased expenses related to our IPO and public company costs. Stock-based compensation expense including expenses associated with accelerated vesting related to our IPO was $24.1 million for the year ended December 31, 2023, compared to stock-based compensation expense of $6.7 million for the year ended December 31, 2022. We incurred $17.4 million of one-time compensation expense to our founders related to the SpoiledChild incentive plan for the year ended December 31, 2023 compared to $12.6 million for the year ended December 31, 2022.

Financial Expenses (Income), Net

	Year Ended December 31,
	2023	2022	$ Change	% Change

	(in thousands)
Financial Income, net	$(4,283)	$(1,247)	$(3,036)	243.5%

Financial expenses (income), net increased by $3.0 million for the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase was primarily attributable to interest on bank deposits and marketable securities. See the section titled “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources” below.

Taxes on Income

	Year Ended December 31,
	2023	2022	$ Change	% Change

	(in thousands)
Taxes on Income	$20,067	$7,184	$12,883	179.3%

Taxes on income increased by $12.9 million, or 179.3%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase was primarily driven by higher earnings before tax.

Comparison of Years Ended December 31, 2022 and 2021

Net Revenue

	Year Ended December 31,
	2022	2021	$ Change	% Change

	(in thousands)
Net revenue	$324,520	$222,555	$101,965	45.8%

Net revenue increased by $102.0 million, or 45.8%, for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily driven by a 45% increase in orders. The launch of SpoiledChild in 2022 contributed $25.9 million to net revenue. The return rate decreased to 14.8% in 2022 compared to 15.7% in 2021.

Cost of Revenue

	Year Ended December 31,
	2022	2021	$ Change	% Change

	(in thousands)
Cost of revenue	$106,470	$69,374	$37,096	53.5%

Cost of revenue increased by $37.1 million, or 53.5%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase in cost of revenue was primarily attributable to increased orders, and to a lesser degree was attributable to increased cost inflation across shipping and supply chain.

Gross Profit and Gross Margin

	Year Ended December 31,
	2022	2021	$ Change	% Change

	(in thousands)
Gross profit	$218,050	$153,181	$64,869	42.3%
Gross margin	67.2%	68.8%		(1.6)%

Our gross profit increased by $64.9 million, or 42.3%, for the year ended December 31, 2022 compared to the year ended December 31, 2021 as a result of the growth in our net revenue during 2022. Our gross margin decreased 1.6% to 67.2% in 2022 compared to 68.8% in 2021. Our gross margin decrease was largely driven by a revenue mix shift to SpoiledChild.

Selling, General and Administrative Expenses

	Year Ended December 31,
	2022	2021	$ Change	% Change

	(in thousands)
Selling, general and administrative expenses	$190,385	$133,669	$56,716	42.4%

Selling, general and administrative expenses increased by $56.7 million, or 42.4%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. This increase was primarily due to an increase of $28.3 million in marketing and advertising expenses to support sales growth. In addition, the increase included one-time expenses incurred in 2022 related to the launch of SpoiledChild of $7.3 million and $12.6 million in one-time compensation to our founders related to the SpoiledChild incentive plan. This was offset by a decrease in non-recurring employee costs to $1.8 million for the year ended December 31, 2022 compared to $14.9 million for the year ended December 31, 2021, and a decrease in non-recurring adjustments of $0.7 million for the year ended December 31, 2022 compared to $1.0 million for the year ended December 31, 2021.

Financial Expenses (Income), Net

	Year Ended December 31,
	2022	2021	$ Change	% Change

	(in thousands)
Financial expenses (income), net	$(1,247)	$877	$(2,124)	242.2%

Financial expenses (income), net decreased by $2.1 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. The decrease was primarily attributable to favorable foreign currency exchange rates and interest on bank deposits. See the section titled  “Item 5.B. Liquidity and Capital Resources” below.

Taxes on Income

	Year Ended December 31,
	2022	2021	$ Change	% Change

	(in thousands)
Taxes on income	$7,184	$4,715	$2,469	52.4%

Taxes on income increased by $2.5 million, or 52.4%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase was primarily driven by higher earnings before tax.

Key Operating and Non-GAAP Financial Measures

We regularly review certain key operating and non-GAAP financial measures to evaluate our business, measure our performance, identify trends, prepare financial projections and make business decisions. The information set forth below should be considered in addition to, not as a substitute for or in isolation from, our financial measures prepared in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate these measures differently or not at all, which reduces their usefulness as comparative measures. A reconciliation of the non-GAAP financial measures, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted operating income and Adjusted net income, to the most directly comparable financial measures calculated in accordance with U.S. GAAP is set forth below under “Non-GAAP Financial Measures.”

	Year Ended December 31,
	2023	2022	2021

	(in thousands)
Key Operating Measure
Order Billings	$595,772	$395,489	$267,814

	Year Ended December 31,
	2023	2022	2021

Non-GAAP Financial Measures	(in thousands)
Adjusted EBITDA	$107,334	$39,471	$26,628
Adjusted EBITDA margin	21.1%	12.2%	12.0%
Adjusted operating income	$98,729	$35,063	$22,622
Adjusted net income	$76,713	$27,298	$16,243

Key Operating Measure

Order Billings

Order billings represent amounts invoiced to customers during the period. We believe order billings provide insight into trends in our operating results and we use this metric to contemporaneously assess and monitor our operating performance, including marketing performance.

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA is defined as net income before financial expenses (income), net, taxes on income, and depreciation and amortization as further adjusted to exclude share-based compensation expense, and non-recurring adjustments. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by net revenue. We have provided below a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure presented in accordance with U.S. GAAP.

We believe Adjusted EBITDA and Adjusted EBITDA margin are useful for financial and operational decision-making and as a means to evaluate period-to-period comparisons. By excluding certain items that may not be indicative of our recurring core operating results, we believe that Adjusted EBITDA and Adjusted EBITDA margin provide meaningful supplemental information regarding our performance. In addition, Adjusted EBITDA and Adjusted EBITDA margin are widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as depreciation and amortization, interest expense, and interest income, which can vary substantially from company to company depending on their financing and capital structures and the method by which their assets were acquired. However, these non-GAAP measures also have limitations as analytical tools, and you should not consider these measures as a substitute for or in isolation from, our financial results prepared in accordance with U.S. GAAP. For example, Adjusted EBITDA does not reflect: (i) interest expense or the cash requirements necessary to service interest or principal payments on our debt, which reduces the cash available to us, (ii) tax payments that may represent a reduction in cash available to us, (iii) non-cash charges for depreciation of property and equipment and amortization of intangible assets, even though the assets being depreciated and amortized may have to be replaced in the future and would require cash capital expenditure requirements for such replacements or for new capital expenditure requirements, or (iv) share-based compensation expense, which is expected to be a recurring expense for our business. Other companies, including companies in our industry, may calculate Adjusted EBITDA and Adjusted EBITDA margin differently or not at all, which reduces their usefulness as comparative measures.

	Year Ended December 31,
	2023	2022	2021

	(in thousands)
Net Income	$58,534	$21,728	$13,920
Financial expenses (income), net	(4,283)	(1,247)	877
Taxes on income	20,067	7,184	4,715
Depreciation and amortization	8,605	4,408	4,006
Share-based compensation	24,111	6,697	2,107
Non-recurring adjustments	300	701	1,003
Adjusted EBITDA	$107,334	$39,471	$26,628
Net income margin	11.5%	6.7%	6.3%
Adjusted EBITDA margin	21.1%	12.2%	12.0%

Adjusted Operating Income

Adjusted operating income is defined as operating income adjusted for the impact of share-based compensation and non-recurring adjustments. We believe the presentation of Adjusted operating income is useful because it is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe this measure is helpful in highlighting trends in our operating results, because it excludes the impact of items that are outside the control of management or not reflective of our ongoing operations and performance. However, this measure also has limitations, including that other companies (including those in our industry) may calculate adjusted operating income differently or not at all, which reduces its usefulness as a comparative measure. You should not consider this measure as a substitute for or in isolation from, our financial results prepared in accordance with U.S. GAAP. We have provided below a reconciliation of Adjusted operating income to operating income, the most directly comparable financial measure presented in accordance with U.S. GAAP.

	Year Ended December 31,
	2023	2022	2021

	(in thousands)
Operating income	$74,318	$27,665	$19,512
Share-based compensation	24,111	6,697	2,107
Non-recurring adjustments	300	701	1,003
Adjusted operating income	$98,729	$35,063	$22,622

Adjusted Net Income

Adjusted net income is defined as net income adjusted for the impact of share-based compensation, non-recurring adjustments, and the tax effect of Non-GAAP adjustments. We believe the presentation of Adjusted net income is useful because it is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe this measure is helpful in highlighting trends in our operating results, because it excludes the impact of items that are outside the control of management or not reflective of our ongoing operations and performance. However, this measure also has limitations, including that other companies (including those in our industry) may calculate adjusted net income differently or not at all, which reduces its usefulness as a comparative measure. You should not consider this measure as a substitute for or in isolation from, our financial results prepared in accordance with U.S. GAAP. We have provided below a reconciliation of Adjusted net income to net income, the most directly comparable financial measure presented in accordance with U.S. GAAP.

	Year Ended
	December 31,
	2023	2022	2021

	(in thousands)
Net income	$58,534	$21,728	$13,920
Share-based compensation	24,111	6,697	2,107
Non-recurring adjustments	300	701	1,003
Tax impact	(6,232)	(1,828)	(787)
Adjusted net income	$76,713	$27,298	$16,243

B.	Liquidity and Capital Resources

Since inception, we have financed operations primarily through revenue from operations, the sale of equity securities, and borrowings under our credit facilities. As of December 31, 2023, we had $168.4 million of cash and cash equivalents, restricted cash, short-term deposits and marketable securities.

Indebtedness

2024 Credit Facilities

In January 2024, we entered into separate credit facility arrangements with two Israeli banks, Bank Leumi and Bank Hapoalim (the “2024 Credit Facilities”), denominated in U.S. dollars, pursuant to which we may withdraw an aggregate principal amount of up to $100 million. Borrowings under the 2024 Credit Facilities will accrue interest at a percentage rate per annum equal to SOFR + 2.7% for borrowings of up to $70 million; SOFR + 3.5% for fixed revolving loans provided for a period shorter than a year; and Prime + 0.1% for on-call borrowings made in NIS. An additional commitment fee of 0.32% will apply to any unused credit. The obligations of the Company under the 2024 Credit Facilities include a negative pledge by the Company and are guaranteed by certain of the Company’s subsidiaries. The 2024 Credit Facilities also contain customary affirmative and negative covenants, as well as certain financial covenants, including that the Company’s shareholder equity ratio shall not fall, at any given time, below 20% and that the net debt-to-EBITDA ratio of the Company does not exceed 3x of EBITDA.

2020 Credit Facility

In April 2020, we entered into a loan agreement with Bank Hapoalim, denominated in NIS, pursuant to which we borrowed an aggregate principal amount of NIS 5 million (approximately $1.4 million according to the applicable exchange rate as of December 31, 2023) (the “2020 Credit Facility”). The principal amount of the 2020 Credit Facility bears interest at a floating per annum rate equal to prime plus 1.5%. The 2020 Credit Facility matures in April 2025. As of December 31, 2023, we had repaid all amounts outstanding under the 2020 Credit Facility.

2016 Credit Line

In May 2016, we entered into a credit line agreement with Bank Hapoalim (the “2016 Credit Line”), denominated in NIS, pursuant to which we may withdraw an aggregate principal amount of up to NIS 25 million (approximately $6.9 million according to the applicable exchange rate as of December 31, 2023). The principal amount bears interest at a floating per annum rate equal to prime plus 1.4%, and we pay an additional annual fee of 0.4% of the unused credit line. The 2016 Credit Line has a maturity date of one year which is automatically renewed on a yearly basis. As of December 31, 2023, we had repaid all amounts outstanding under the 2016 Credit Line.

The loans made under the 2016 Credit Line and 2020 Credit Facility are secured by a floating charge on our assets and liens on deposit in the amount of $2.0 million. These credit facilities also include a requirement to report our financial statements and other financial information, as may be requested from time to time.

Sufficiency of Capital

We believe that our existing cash and cash equivalents and positive cash flows from operations will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months. Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our rate of revenue growth, the timing and extent of brand launches, expansion efforts and other growth initiatives, the expansion of our marketing activities, and overall economic conditions.

To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our stockholders. The incurrence of additional debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. There can be no assurances that we will be able to raise additional capital when needed or on terms acceptable to us. The inability to raise capital if needed or on terms acceptable to us would adversely affect our ability to achieve our business objectives. For more information, see the section titled “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—We may need additional capital, and we cannot be sure that additional financing will be available on favorable terms, if at all.”

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31
	2023	2022	2021

	(in thousands)
Cash provided by operating activities	$87,455	$39,032	$10,224
Cash used in investing activities	(139,991)	(25,780)	(18,782)
Cash provided by (used in) financing activities	48,811	(246)	(318)
Effect of exchange rate fluctuations on cash and cash equivalents	(623)	(781)	(359)
Net (decrease) increase in cash, cash equivalents and restricted cash	$(4,348)	$12,225	$(9,235)

Operating Activities

Our largest source of operating cash is cash collected from sales of our products to our customers. Our primary uses of cash from operating activities are for marketing expenses, personnel expenses, and general and administrative expenses.

Net cash provided by operating activities increased to $87.5 million for the year ended December 31, 2023, compared to $39.0 million for the year ended December 31, 2022, primarily due to an increase in net income adjusted for certain non-cash expenses and change in working capital. Our net cash for the year ended December 31, 2023 and 2022 consisted of $58.5 million and $21.7 million of net income, adjusted for $32.2 million and $11.1 million of non-cash expenses and $(3.2) million and $6.2 million of net cash (used in) provided as a result of changes in operating assets and liabilities, respectively. For the year ended December 31, 2023, the non-cash charges included $8.6 million of depreciation and amortization and $24.1 million of share-based compensation. For the year ended December 31, 2022, non-cash charges included $4.4 million of depreciation and amortization, and $6.7 million of share-based compensation. The changes in operating assets and liabilities were primarily driven by an increase in trade payables and other accounts payable, partially offset by an increase in inventory and prepaid expenses and other current assets.

Net cash provided by operating activities increased to $39.0 million for the year ended December 31, 2022, compared to $10.2 million for the year ended December 31, 2021, primarily due to an increase in net income adjusted for certain non-cash expenses and change in working capital. Our net cash for the years ended December 31, 2022 and 2021 consisted of $21.7 million and $13.9 million of net income, adjusted for $11.1 million and $6.1 million of non-cash expenses and $6.2 million of net cash provided and $9.8 million of net cash used as a result of changes in operating assets and liabilities, respectively. For the year ended December 31, 2022, the non-cash charges included $4.4 million of depreciation and amortization and $6.7 million of share-based compensation. For the year ended December 31, 2021, non-cash charges included $4.0 million of depreciation and amortization, and $2.1 million of share-based compensation. The changes in operating assets and liabilities were primarily driven by an increase in inventory to support the growth of our business, partially offset by an increase in trade payables and other accounts payable.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2023 was $140.0 million, compared to $25.8 million used in investing activities for the year ended December 31, 2022. The $140.0 million of net cash used in investing activities in the year ended December 31, 2023 was primarily related to a $60.0 million net change in short-term deposits, a $50.0 million investment in marketable securities and $23.2 million related to the acquisition of Revela.

Net cash used in investing activities for the year ended December 31, 2022 was $25.8 million, compared to $18.8 million used in investing activities for the year ended December 31, 2021. The $25.8 million of net cash used for investing activities in 2022 was primarily related to $18.0 million investment in short-term deposits.

Financing Activities

Net cash provided by financing activities was $48.8 million for the year ended December 31, 2023, compared to $0.2 million used in financing activities for the year ended December 31, 2022. The $48.8 million of net cash provided by financing activities was primarily related to net proceeds of $53.0 million from our initial public offering.

Net cash used in financing activities decreased to $0.2 million for the year ended December 31, 2022, compared to $0.3 million used in financing activities for the year ended December 31, 2021, primarily as a result of repayment of loans and borrowings and deferred issuance costs offset by proceeds from issuance of securities and exercise of options.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2023:

		Less			More
		than			than
	Total	1 Year	1 - 3 Years	3 - 5 Years	5 Years

Operating lease commitments	$18,343	$5,832	$6,786	$3,392	$2,333
Severance pay obligations(1)	2,319	—	—	—	—
Total contractual obligations	$20,662	$5,832	$6,786	$3,392	$2,333
(1)	Severance pay obligations to our Israeli employees, as required under Israeli labor law, are payable only upon termination, retirement or death of the respective employee. See the section titled “Item 6.C. Directors, Senior Management and Employees—Board Practices—Employment and Consulting Agreements with Executive Officers.” These obligations are partially funded through accounts maintained with financial institutions and recognized as an asset on our balance sheet. Of this amount, $0.6 million is unfunded.

Off-Balance Sheet Obligations

As of December 31, 2023, we had not entered into any off-balance sheet arrangements.

Capital Expenditures

See the section titled “Item 4.A. Information on the Company—History and Development of the Company—Capital Expenditures.”

C.	Research and Development, Patents and Licenses

We have made, and will continue to make, significant investments in research and development and technology in an effort to improve our product offerings and enhance our customer experience. We review and target our research and development activities on an ongoing basis based on the needs of our business.

D.	Trend Information

For a discussion of the trends that affect our business, financial condition and results of operations, see the sections titled “Item 3.D. Key Information—Risk Factors” and “Item 5.A. Operating and Financial Review and Prospects—Operating Results.”

E.	Critical Accounting Estimates

We believe that the following accounting policies involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of our operations. See Note 2 to our consolidated financial statements included elsewhere in this Annual Report for a description of our other significant accounting policies. The preparation of our financial statements in conformity with U.S. GAAP requires us to make estimates and judgments that affect the amounts reported in those financial statements and accompanying notes. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.

Revenue Recognition

Our primary source of revenue is from the sales of our products through our online direct-to-consumer model. We determine revenue recognition in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“Topic 606”). To determine revenue recognition, we perform the following five step analysis:

●	identify the contract(s) with a customer;
●	identify the performance obligations of the contract(s);
●	determine the transaction price;
●	allocate the transaction price to the performance obligations in the contract(s);
●	and recognize revenue when (or as) we satisfy a performance obligation.

Under Topic 606, we recognize revenue when our customers obtain control of promised goods or services. Net revenue reflects the consideration that we expect to receive in exchange for those goods or services, net of promotional discounts and estimated returns. Shipping fees charged to customers are reported within net revenue. Sales and other taxes we collect concurrent with revenue-producing activities are excluded from revenue. We recognize revenue at the time control of the products passes to the customer, which is at the time of shipment. The Company also offers a “Try Before You Buy” program, which allows some of its customers to order certain products and pay for the products after the trial period ends. Under ASC 606 the Company recognizes revenue for orders placed under the program when the trial period lapses. Our shipping and handling costs are fulfillment costs and such amounts are classified as part of cost of sale.

Internal Use Software Development Costs

We capitalize certain costs related to the development of our platform and other software applications. In accordance with authoritative guidance, we begin to capitalize our costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding, it is probable that the project will be completed and the software will be used as intended, and certain functional and quality standards have been met. We stop capitalizing these costs when the software is substantially complete and ready for its intended use, including the completion of all significant testing. These costs are amortized on a straight-line basis over the estimated useful life of the related asset, beginning with the time when it is ready for the intended use, generally estimated to be three to five years. Costs incurred prior to meeting these criteria together with costs incurred for training and maintenance are expensed as incurred and recorded within selling, general and administrative expenses in our consolidated statement of comprehensive income.

We exercise judgment in determining the point at which various projects may be capitalized, in assessing the ongoing value of the capitalized costs and in determining the estimated useful lives over which the costs are amortized. To the extent that we change the manner in which we develop and test new features and functionalities related to our platform, assess the ongoing value of capitalized assets or determine the estimated useful lives over which the costs are amortized, the amount of internal-use software development costs we capitalize and amortize could change in future periods.

Inventory

Inventory costs include costs incurred to bring inventory to its current condition, including materials, manufacturing costs, inbound freight, duties and other costs. We value our inventory at cost, using an average costing method. Net realizable value is estimated based upon assumptions made about future demand and market conditions. If we determine that the estimated net realizable value of our inventory is less than the carrying value of such inventory, a charge to cost of goods sold is recorded to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those we project, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are recorded net on the face of the balance sheet. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We recognize the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Deferred tax assets are recognized to the extent it is believed that these assets are more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax-planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that we will realize the benefits of these deductible differences, net of the valuation allowance. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Significant judgment is required in determining our uncertain tax positions. We continuously review issues raised in connection with all ongoing examinations and open tax years to evaluate the adequacy of our tax liabilities. We evaluate uncertain tax positions under a two-step approach. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement. We believe our recorded tax liabilities are adequate to cover all open tax years based on our assessment. This assessment relies on estimates and assumptions and involves significant judgments about future events. To the extent our views change, any adjustments in recognition or measurement are reflected in the period in which the change in judgment occurs. We record interest related to unrecognized tax benefits as tax expense.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Executive Officers and Directors

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers and members of our board of directors as of the date of this Annual Report:

Name	Age	Position
Executive Officers
Oran Holtzman	40	Co-Founder, Chief Executive Officer and Director
Shiran Holtzman-Erel	36	Co-Founder, Chief Product Officer and Director
Lindsay Drucker Mann	43	Global Chief Financial Officer
Jonathan Truppman	38	Chief Legal Officer
Niv Price	50	Chief Technology Officer
Non-Employee Directors
Michael Farello	59	Director
Lilach Payorski	50	Director
Ohad Chereshniya	44	Director

Executive Officers

Oran Holtzman is our co-founder and has served as our Chief Executive Officer and as a member of our board of directors since our inception. Mr. Holtzman holds a B.A. in Accounting and Business Management from The College of Management Academic Studies. We believe that Mr. Holtzman is qualified to serve on our board of directors because of his knowledge of our business, gained through his services as our co-founder and Chief Executive Officer.

Shiran Holtzman-Erel is our co-founder and has served as our Chief Product Officer since our inception and as a member of our board of directors since November 2022. Ms. Holtzman-Erel holds a B.A. in Accounting and Economics from Tel Aviv University. We believe that Ms. Holtzman-Erel is qualified to serve on our board of directors because of her knowledge of our business, gained through her services as our co-founder and Chief Product Officer.

Lindsay Drucker Mann has served as our Chief Financial Officer since September 2021. Prior to joining us, Ms. Drucker Mann served as a Managing Director and head of Consumer and Consumer Tech Equity Capital Markets within the Investment Banking Division of Goldman Sachs & Co. LLC, where she worked from February 2005 to September 2021. Ms. Drucker Mann holds a B.A. in Computer Science from Brown University.

Jonathan Truppman has served as our Chief Legal Officer since January 2022. Prior to joining us, Mr. Truppman served as General Counsel and Corporate Secretary of Casper Sleep Inc. from February 2017 to December 2021. Mr. Truppman holds a B.A. in Political Science from Columbia University and a J.D. from Harvard Law School.

Niv Price has served as our Chief Technology Officer since July 2021. Prior to joining us, Mr. Price co-founded and served as director and Chief Executive Office of Voyage81 LTD from April 2018 until our acquisition of Voyage81 LTD in July 2021. Mr. Price also served in the Intelligence Directorate of the Israeli Defense Forces from October 1995 to December 2016. Mr. Price holds an M.Sc. in Electrical Engineering from Tel Aviv University and a Master in Public Administration from Harvard University.

Non-Employee Directors

Michael Farello has served as a member of our board of directors since June 2017. Mr. Farello has served as Managing Partner of L Catterton since January 2006. Mr. Farello has also served on the board of directors of multiple companies over the years and currently serves on the board of directors of, among others,Vroom since July 2015 and Better Mortgage since September 2020. Mr. Farello holds a B.S. in Industrial Engineering from Stanford University and a Master of Business Administration from Harvard Business School. We believe that Mr. Farello’s experience in the consumer retail industry and his experience serving as a director of other companies qualifies him to serve on our board of directors.

Lilach Payorski has served as a member of our board of directors since March 2022. Ms. Payorski currently serves as director and chair of the audit committee and member of the compensation committee of Kamada Ltd. and Scodix Ltd. Ms. Payorski also served as the Chief Financial Officer of Stratasys Ltd., a developer and manufacturer of 3D printers and additive solutions, from January 2017 to February 2022. Prior to that, from December 2012 until December 2016, Ms. Payorski served as Senior Vice President, Corporate Finance at Stratasys Ltd. Ms. Payorski holds a B.A. in Accounting and Economics from Tel Aviv University. Ms. Payorski also completed the Board of Directors and Senior Corporate Officers Program at LAHAV, School of Management, Tel Aviv University. We believe that Ms. Payorski’s experience as a director and officer of other public companies qualifies her to serve on our board of directors.

Ohad Chereshniya has served as a member of our board of directors since July 2023. Mr. Chereshniya currently serves as director of the audit committee of Itim Ensemble, an Israeli non-profit organization, and has been Chief Financial Officer at Elementor Ltd. since January 2020. Mr. Chereshniya served as the Chief Financial Officer of Context Based 4casting Ltd. from July 2017 to December 2019. Prior to that, from June 2013 until May 2017, Mr. Chereshniya served as our Chief Financial Officer. Mr. Chereshniya holds an M.B.A. and a B.A. in Accounting from Tel Aviv University. We believe that Mr. Chereshniya’s expertise in finance and accounting, as well as his knowledge of our business qualify him to serve on our board of directors.

Family Relationships

Oran Holtzman and Shiran Holtzman-Erel, our co-founders and Chief Executive Officer and Chief Product Officer, respectively, are siblings.

Board Diversity Matrix

Our philosophy regarding diversity of candidates for the board of directors is to identify, nominate and elect the most qualified individuals available to us, regardless of race, creed, sexual orientation, nationality, ethnicity, language and religion.

Board Diversity Matrix (As of December 31, 2023)
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

B.	Compensation

Compensation of Directors

Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then those provisions that must be included in the compensation policy according to the Companies Law must have been considered by the compensation committee and board of directors, and shareholder approval will also be required, provided that:

●	at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or
●	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the company.

Compensation of our directors is governed by the terms of our compensation policy as follows: (i) to the external directors (as defined below), in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Whose Securities are Traded on a Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time, which compensation may include share-based compensation, and (ii) to the non-employee directors, in accordance with the amounts determined in our compensation policy. Additionally, each of our external directors is entitled to coverage under our directors and officers liability insurance policies and under the letter of indemnification we provided to such directors.

Non-Employee Director and External Director Compensation Policy

We have adopted a non-employee director compensation policy that is applicable to each of our non-employee directors and, subject to the requirements of applicable Israeli law, external directors. Pursuant to this non-employee director compensation policy, each eligible non-employee director and external director will receive a mixture of annual retainer fee and a long-term equity award.

Pursuant to this policy, each eligible non-employee director and external director will receive an annual cash retainer of $50,000 that will be paid quarterly in arrears. The chairperson of the audit committee will receive an additional annual cash retainer of $20,000 and each other member of the audit committee will receive an additional annual cash retainer of $10,000, the chairperson of the compensation committee will receive an additional annual cash retainer of $15,000 and each other member of the compensation committee will receive an additional annual cash retainer of $7,500, and the chairperson of the nominating, governance and sustainability committee will receive an additional annual cash retainer of $10,000 and each other member of the nominating, governance and sustainability committee will receive an additional annual cash retainer of $5,000.

Also, pursuant to this policy, each eligible non-employee director, and, subject to the requirements of applicable Israeli law, external director, is entitled to a grant of an annual equity award of restricted stock units (“RSUs”) that has a grant date value of $185,000 (with prorated awards made to directors who join on a date other than an annual meeting following the first annual meeting after our initial public offering), which will generally vest in full on the earlier of the day before the next annual meeting or the first anniversary of the date of grant, in each case subject to the director’s continued service on the board of directors. In the event of a change of control (as defined in the 2023 Plan), all outstanding equity awards held by such directors pursuant to this policy will accelerate and vest in full.

Compensation of Senior Management and Other Employees

Compensation Policy Under the Companies Law

In general, under the Companies Law, a public company must have a compensation policy approved by its board of directors after receiving and considering the recommendations of the compensation committee. In addition, our compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting (excluding abstentions), provided that either:

●	such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such compensation policy, present and voting at such meeting, excluding abstentions; or
●	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation policy and who vote against the policy, does not exceed 2% of the aggregate voting rights in the company.

Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed grounds and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of shareholders, is for the benefit of the company.

Our current compensation policy was approved in advance of our initial public offering and described in our prospectus for such offering. As a result, our compensation policy is deemed validly adopted in accordance with the Companies Law requirements described above and eligible for relief such that it will remain in effect for a term of five years from the date we became a public company.

The compensation policy must be based on certain considerations, include certain provisions, and reference certain matters as set forth in the Companies Law.

The compensation policy serves as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification, or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals, and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, experience, expertise and accomplishments of the relevant office holder;

●	the office holder’s position and responsibilities;
●	prior compensation agreements with the office holder;
●	the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost to the average and median salary of such employees of the company, as well as the impact of disparities between them on the work relationships in the company;
●	if the terms of employment include variable components: the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and
●	if the terms of employment include severance compensation: the term of employment or office of the office holder, the terms of the office holder’s compensation during such period, the company’s performance during such period, the office holder’s individual contribution to the achievement of the company goals, and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other things:

●	with regards to variable components:
●	with the exception of office holders who report to the chief executive officer, a means of determining the variable components on the basis of long-term performance and measurable criteria; provided that the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, or if such amount is not higher than three months’ salary per annum, taking into account such office holder’s contribution to the company;
●	the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant;
●	a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of the office holder’s terms of employment; if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;
●	the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and
●	a limit to retirement grants.

Our compensation policy, which became effective immediately upon the closing of our initial public offering, is designed to promote retention and motivate our directors and executive officers, incentivize superior individual excellence and performance, align the interests of our directors and executive officers with our long-term performance and increase in the price of our shares, and provide a risk management tool. To that end, a portion of our executive officer compensation package is targeted to reflect our short- and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks, such as limits on the value of cash bonuses and minimum vesting periods for equity-based compensation.

Our compensation policy also addresses our executive officers’ individual characteristics (such as their respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, health and welfare and retirement benefits and termination arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In some appropriate cases the compensation of our executive officers may consistent primarily of equity-based compensation.

An annual cash bonus may be awarded to an executive officer subject to attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers other than our Chief Executive Officer will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by our Chief Executive Officer (in lieu of the compensation committee) and may be subject to minimum thresholds. The annual cash bonus that may be granted to executive officers other than our Chief Executive Officer may alternatively be based entirely on a discretionary evaluation. Furthermore, our Chief Executive Officer will be entitled to approve performance objectives for executive officers who report to him. In some specific cases, the compensation of our executive officers may consist primarily of equity-based compensation. To the extent required under applicable law, the actual annual bonus paid to our officers will be approved by our compensation committee and our board of directors.

The measurable performance objectives of our Chief Executive Officer will be set and evaluated annually by our compensation committee and board of directors. A non-material portion of the Chief Executive Officer’s annual cash bonus, as provided in our compensation policy, may be based on a discretionary evaluation of the Chief Executive Officer’s overall performance by the compensation committee and the board of directors. However, for as long as our Chief Executive Officer will be our controlling shareholder he may not receive a discretionary bonus without the approval of our shareholders.

The equity-based compensation under our compensation policy for our executive officers (including members of our board of directors) is designed to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options, restricted shares and RSUs, in accordance with our equity incentive plan then in place. All equity-based awards granted to executive officers are subject to service-based vesting conditions in order to promote long-term retention of the awarded executive officers. The equity-based compensation will be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy contains compensation recovery provisions which allow us under certain circumstances to recover excess cash bonuses, enables our Chief Executive Officer to approve immaterial changes to the terms of employment of executive officers who report directly to him (provided that the changes of the terms of employment are in accordance with our compensation policy) and allows us to exculpate, indemnify and insure our executive officers and directors to the maximum extent permitted by Israeli law, subject to certain limitations set forth therein.

Our compensation policy also provides for compensation to the members of our board of directors as follows: (i) to the external directors, in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Whose Securities are Traded on a Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time, which compensation may include share-based compensation, and (ii) to the non-employee directors, in accordance with the amounts determined in our compensation policy.

Our compensation policy is filed as an exhibit to this Annual Report.

Compensation of Our Chief Executive Officer

Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee, (ii) the company’s board of directors and (iii) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of the compensation policy). However, if the shareholders of the company decline to approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors, in special circumstances, may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision and examine in their decision, among other factors, the objections of the shareholders at the shareholders meeting. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms for the company’s chief executive officer that are inconsistent with such policy, provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of the compensation policy). In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the chief executive officer position, if they determine that the compensation arrangement is consistent with the company’s stated compensation policy and that the chief executive officer candidate did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate. In the event that the chief executive officer candidate also serves as a member of the board of directors, his or her compensation terms as the chief executive officer will be approved in accordance with the rules applicable to approval of compensation of directors.

In addition, according to the Companies Law, with respect to the compensation of an office holder who is also considered a controlling shareholder (or such controlling shareholder’s relative), approval is also required by (i) the company’s compensation committee, (ii) the company’s board of directors and (iii) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of the compensation policy). In addition, the Companies Law requires re-approval of such compensation in the same manner and with the same shareholder majority after a period of five years following its approval prior to the initial public offering of the company and thereafter every three years.

Compensation of Our Executive Officers other than the Chief Executive Officer

The Companies Law requires the approval of the compensation of a public company’s office holders (other than the Chief Executive Officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company decline to approve a compensation arrangement with an office holder that is inconsistent with the company’s stated compensation policy, the compensation committee and the board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

An amendment to an existing arrangement with an office holder (other than the Chief Executive Officer) requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement. However, according to regulations promulgated under the Companies Law, an amendment to an existing arrangement with an office holder (who is not a director) who is subordinate to the Chief Executive Officer will not require the approval of the compensation committee, if (i) the amendment is approved by the Chief Executive Officer, (ii) the company’s compensation policy provides that a non-material amendment to the terms of service of an office holder (other than the Chief Executive Officer) may be approved by the Chief Executive Officer and (iii) the engagement terms are consistent with the company’s compensation policy.

Aggregate Compensation of Executive Officers and Directors

The aggregate compensation recorded by us and our subsidiaries to our directors and executive officers identified in the section titled “Item 6.A. Executive Officers and Directors,” including share-based compensation expenses recorded in our financial statements, for the year ended December 31, 2023, was approximately $34.4 million. This amount includes deferred or contingent compensation accrued for such year (and excludes deferred or contingent amounts accrued for during the year ended December 31, 2022 and paid during the year ended December 31, 2023). We did not have any amounts set aside or accrued to provide pension, severance, retirement or similar benefits or expenses to our directors and executive officers as of December 31, 2023. During the year ended December 31, 2023, our directors and executive officers were granted options to purchase an aggregate of 3,121,476 ordinary shares, at a weighted average exercise price of $27.74 per share, and 8,868 restricted share units under our 2020 Incentive Plan.

We annually pay to each of our non-employee directors a cash retainer of $50,000 with an additional annual payment for service on board committees as follows: $10,000 (or $20,000 for the chairperson) per membership of the audit committee, $7,500 (or $15,000 for the chairperson) per membership of the compensation committee and $5,000 (or $10,000 for the chairperson) per membership of the nominating and corporate governance committee.

Covered Executives

The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2023 (the “Covered Executives”). All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2023.

●	Mr. Oran Holtzman, Co-Founder and Chief Executive Officer. Compensation expenses recorded in 2023 of $0.2 million in salary expenses and social benefits costs.
●	Ms. Shiran Holtzman-Erel, Co-Founder and Chief Product Officer. Compensation expenses recorded in 2023 of $0.2 million in salary expenses and social benefits costs.
●	Ms. Lindsay Drucker Mann, Global Chief Financial Officer. Compensation expenses recorded in 2023 of $0.8 million in salary expenses and social benefits costs.
●	Mr. Dmitri Kaplun, Chief Executive Officer, IL Makiage. Compensation expenses recorded in 2023 of $0.7 million in salary expenses and social benefits costs.
●	Mr. Jonathan Truppman, Chief Legal Counsel. Compensation expenses recorded in 2023 of $0.5 million in salary expenses and social benefits costs.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy, pension fund or 401(K) fund.

During 2023, as part of our efforts to retain our executives in the long-term, we granted to certain executives long-term option award grants with a three-year cliff vesting, which included a grant of options to our Covered Executives to purchase an aggregate 4,025,067 ordinary shares at a weighted average exercise price of $27.74 per share, with an expiration date of 6 years from the grant date for Mr. Oran Holtzman and Ms. Shiran Holtzman-Erel and 5 years from the grant date for all other Covered Executives. The option awards are subject to service-based and share price performance vesting conditions. The stock price performance vesting condition will be satisfied upon achievement of certain price hurdles for our Class A ordinary shares, which are set between 2x to 5x the price to the public for our initial public offering. The service-based vesting condition will be satisfied upon the third anniversary of the completion of our initial public offering and is subject to acceleration in the event of an M&A transaction or death in accordance with the terms of the award agreement. As of December 31, 2023, none of the stock price performance conditions have been met. Although none of the performance conditions related to the 2023 option award grants were met, in connection with outstanding awards to our Covered Executives, we recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2023 for Mr. Oran Holtzman, Ms. Shiran Holtzman-Erel, Ms. Lindsay Drucker Mann, Mr. Dmitri Kaplun and Mr. Jonathan Truppman of $1.3 million, $1.2 million, $1.8 million, $1.9 million and $1.2 million, respectively.

All equity-based compensation grants to our Covered Executives were made in accordance with our compensation policy and were approved by our board of directors. Assumptions and key variables used in the calculation of such amounts are described in Note 13 to our audited consolidated financial statements included elsewhere in this Annual Report.

We also recorded an expense for cash bonuses to our Covered Executives in accordance with the terms set forth in their employment agreements:

•

On October 4, 2020, we provided Oran Holtzman, our co-founder and Chief Executive Officer, and Shiran Holtzman-Erel, our co-founder and Chief Product Officer, with an incentive plan in connection with revenue (as defined in the plan) generated by SpoiledChild. Under this plan, each of Mr. Holtzman and Ms. Holtzman-Erel was eligible to earn incremental incentive bonuses based upon revenues generated by SpoiledChild, subject to certain revenue thresholds and other conditions. As of December 31, 2023, all the targets were satisfied and the company recorded in 2023 expenses in respect of such one-time cash bonuses for Mr. Holtzman and Ms. Holtzman-Erel, of $11.6 million and $5.8 million, respectively. No further amounts are payable under this plan. See the section titled “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Agreements with Directors and Officers—Incentive Plan with Respect to SpoiledChild” for more information.

•

During the year ended December 31, 2023, the company recorded a one-time bonus expense in connection with the company’s initial public offering in respect of Ms. Lindsay Drucker Mann and Mr. Jonathan Truppman, of $6.0 million and $1.0 million, respectively.

Employment and Consulting Agreements with Executive Officers

We have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive salary and benefits. These agreements also contain customary restrictive covenants related to non-competition, non-solicitation, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law.

With respect to our Israeli employees, including our executive officers, Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee without due cause, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Pursuant to Section 14 of the Israeli Severance Pay Law, 5723-1963, our employees in Israel, including our executive officers and other key employees based in Israel, are entitled to monthly deposits made in their name with insurance companies, which payments relieve us from any of the aforementioned future severance payment obligations with respect to those employees. We may only utilize the insurance policies for the purpose of disbursement of severance pay. As a result, we do not recognize an asset nor liability for these employees.

Share Option Plans

2020 Equity Incentive Plan

The 2020 Equity Incentive Plan (the “2020 Plan”), was adopted by our board of directors on April 1, 2020. The 2020 Plan creates alignment between the compensation and benefits of the individuals and entities providing us or our affiliates services with our success and long-term shareholder value, while also creating a long-term retention vehicle. The 2020 Plan enabled us to grant equity-based awards consisting of options to purchase our Class A ordinary shares, restricted shares and RSUs, all of which are referred to as “awards.” As of December 31, 2023, options to purchase 11,826,547 Class A ordinary shares were outstanding under the 2020 Plan. The 2020 Plan was replaced by the 2023 Plan on September 28, 2023, but awards outstanding as of that date will continue in full force and in accordance with the terms under which they were granted.

The below summary of the 2020 Plan material terms is qualified in its entirety by reference to the 2020 Plan, which is filed as an exhibit to this Annual Report.

Our board of directors, or a duly authorized committee of our board of directors, administers the 2020 Plan. The board of directors has the authority, subject to applicable law, to grant awards to participants, to interpret the terms of the 2020 Plan, to determine the terms and provisions of each award granted, including but not limited to the number of awards to be granted to each participant, provisions concerning the time and the extent to which the awards may be vested and/or exercised, the underlying shares sold and the nature and duration of restrictions as to the transferability of awards or shares underlying such awards, to amend, modify or supplement the terms of each outstanding award, to authorize conversion or substitution under the 2020 Plan of any or all awards and to cancel or suspend awards, to accelerate or defer the right of a participant to exercise in whole or in part any previously granted awards, to determine the effect of any increase or decrease of scope of engagement of a participant on the vesting schedule of previously granted awards, to authorize any person to execute on our behalf any instrument required to effectuate the grant of an award previously granted by the board of directors and to make all other determinations deemed necessary or advisable for the administration of the 2020 Plan.

The board of directors also has the authority to prescribe, amend and rescind rules and regulations relating to the 2020 Plan, including the form of award agreements and rules governing the grant of awards in jurisdictions in which we or any of our affiliates operate, or to terminate the 2020 Plan at any time before the date of expiration of its ten year term, provided that such termination may not materially affect the rights of participants to whom awards have already been granted.

The exercise period of an option under the 2020 Plan is ten years from the grant date unless otherwise determined by the board of directors.

In the event of termination of a participant’s employment or engagement, any outstanding awards or portions thereof that were not vested as of the date of termination will immediately expire, unless otherwise determined by the board of directors.

In the event of termination of a participant’s employment or engagement, any vested portion of an option award may be exercised on the earlier of (i) 90 days following the date of termination or (ii) 10 years from the grant date, unless otherwise provided by the board of directors. In the event of termination of a participant’s employment or engagement due to death or disability, all vested and exercisable options may be exercised by the participant’s legal guardian, the participant’s estate or by a person who acquired the right to exercise the option by bequest or inheritance, as applicable, on the earlier of (i) 12 months following the date of termination due to death or disability, as the case may be, or (ii) 10 years from the grant date, unless otherwise provided by the board of directors.

Notwithstanding any of the foregoing, if a participant’s employment or engagement is terminated for cause, any option or portion thereof that has not been exercised as of the date of termination will immediately expire.

In the event of an M&A transaction (as defined in the 2020 Plan) the board of directors may, at its sole discretion: (i) provide for an assumption or exchange of awards, (ii) provide for a cash-out of the awards for the net value, (iii) provide that all unvested awards and un-exercised vested options will expire or (iv) provide for accelerated vesting of outstanding awards. Any awards not assumed or substituted will expire immediately prior to the consummation of an M&A transaction.

Any award, amount or benefit received under the 2020 Plan is subject to potential cancellation, recoupment, rescission, payback or other similar action in accordance with any applicable clawback policy or any applicable law, as may be in effect from time to time.

If an award holder breaches any restrictive covenants set forth in an award agreement or any other agreement during or after the termination of engagement, the award holder will forfeit or repay back: (i) any and all outstanding awards, including vested or exercisable awards, (ii) any shares issued within the 12-month period immediately preceding the termination and thereafter (less any exercise price paid for such shares) and (iii) the profit realized from the exercise and sale of any award or share within the 12-month period immediately preceding the termination.

U.S. Sub-Plan to the 2020 Plan

The U.S. Sub-Plan to the 2020 Plan (the “U.S. Sub-Plan”), was adopted by our shareholders on April 1, 2020. The U.S. Sub-Plan is to be read as a continuation of the 2020 Plan and only modifies awards granted to our employees, consultants and directors who are U.S. residents, U.S. taxpayers or those persons who are or could be deemed to be U.S. taxpayers as determined by the board of directors. Incentive stock options (“ISOs”) may be granted only to employees, and any person who does not qualify as an employee may be granted only a non-qualified stock option (“NSOs”). Awards granted pursuant to the U.S. Sub-Plan are exempt from or comply with Section 409A of the Internal Revenue Code.

The maximum aggregate number of shares that may be issued under the 2020 Plan pursuant to the exercise of ISOs may not exceed 2,883,701 Class A ordinary shares (subject to adjustment as provided in the 2020 Plan).

The board of directors determines the exercise price per share, provided that it is not less than the fair market value of a share on the grant date. In the case of an incentive stock option granted to a 10% stockholder within the meaning of Section 424 of the Internal Revenue Code, the exercise price per share may not be less than 110% of the fair market value of the share on the grant date. However, an option may be granted with an exercise price lower than the minimum exercise price set forth above if it is granted pursuant to an assumption or substitution for another option or restricted share unit in a manner qualifying under the provisions of Sections 424(a) and 409A of the Internal Revenue Code.

The post-termination option exercise period may not be extended with respect to any options held by a U.S. participant that would constitute an extension of the option pursuant to Internal Revenue Code Section 409A and subject the U.S. participant to penalties under Section 4999 of the Internal Revenue Code.

2023 Incentive Award Plan

The 2023 Incentive Award Plan (the “2023 Plan”) was approved by our shareholders on September 28, 2023 and replaced our 2020 Plan. The 2023 Plan provides for the grant of cash and equity-based incentive awards to our and our subsidiaries’ eligible employees, directors, office holders, service providers and consultants in order to attract, motivate and retain the talent for which we compete.

The below summary of the 2023 Plan material terms is qualified in its entirety by reference to the 2023 Plan, which is filed as an exhibit to this Annual Report.

Eligibility and Administration

The 2023 Plan is administered by our incentive awards committee (referred to as the plan administrator below). Subject to applicable law and criteria established by our board of directors, the plan administrator has the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2023 Plan, subject to its express terms and conditions. The plan administrator also sets the terms and conditions of all awards under the 2023 Plan, including any vesting and vesting acceleration conditions and may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described below, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. Our board of directors may amend or terminate the 2023 Plan at any time; however, shareholder approval will be required for any amendment to the extent necessary to comply with applicable laws. No award may be granted under the 2023 Plan after the tenth anniversary of the earlier of (i) the date the board of directors adopted the 2023 Plan or (ii) the date our shareholders approved the 2023 Plan.

Limitation on Awards and Shares Available

The aggregate number of shares available for issuance under the 2023 Plan is equal to the sum of (1) 4,524,000 Class A ordinary shares plus (2) an annual increase on January 1 of each calendar year beginning in 2024 and ending on and including 2033, by an amount equal to the lesser of (a) 5% of the shares outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of shares as determined by our board of directors. If all or any part of an award under the 2023 Plan or the 2020 Plan expires, lapses or is terminated, exchanged or settled for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, any such unissued shares will be available for future grants under the 2023 Plan. No more than 10 times the number of Class A ordinary shares initially reserved under the 2023 Plan may be issued under the 2023 Plan upon the exercise of ISOs. Shares available under the 2023 Plan may be authorized but unissued shares, shares purchased on the open market or treasury shares. Awards granted under the 2023 Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by an entity in connection with a corporate transaction will not reduce the shares available for grant under the 2023 Plan. The total compensation granted to a non-employee director during any calendar year may not exceed $750,000, unless otherwise determined by the plan administrator.

Awards

The 2023 Plan provides for the grant of share options, including ISOs, restricted shares, RSUs, share appreciation rights (“SARs”), other share-based awards and cash awards. Certain awards granted to U.S. taxpayers under the 2023 Plan may be subject to Section 409A of the Code. Awards, other than cash awards, can be settled in our Class A ordinary shares or cash. Vesting conditions applicable to the awards described below may include continued service, performance and/or other conditions determined by the plan administrator.

Share options provide for the purchase of shares of our Class A ordinary shares in the future at an exercise price set on the grant date. ISOs, by contrast to the NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders who are U.S. residents if certain holding period and other requirements of the Code are satisfied. The exercise price may not be less than the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant shareholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a share option may not be longer than ten years (or five years in the case of ISOs granted to certain significant shareholders).

SARs entitle their holder, upon exercise, to receive an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than the fair market value of the underlying share on the grant date (except with respect to certain substitute SARs granted in connection with a corporate transaction). The term of a SAR may not be longer than ten years.

Restricted shares are Class A ordinary shares that are generally non-transferable and forfeitable unless and until specified conditions are met. RSUs are contractual promises to deliver Class A ordinary shares in the future, which may also remain forfeitable unless and until specified conditions are met. Holders of restricted shares generally have all of the rights of a shareholder upon the issuance of restricted shares. RSU holders have no rights of a shareholder with respect to shares subject to RSUs unless and until such shares are delivered in settlement of the RSUs.

Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Such performance goals also may be based solely by reference to the Company’s performance or the performance of a Subsidiary, division, business segment or business unit of the Company or a Subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies.

Other share or cash-based awards are awards of cash, fully vested Class A ordinary shares and other awards denominated in, linked to, or derived from our Class A ordinary shares or value metrics related to our shares.

An award (other than share options or SARs) may provide for dividend or dividend equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on Class A ordinary shares and may be granted alone or in tandem with awards. Dividend equivalents may be paid currently or credited to an account for the participant, settled in cash or shares and subject to the same restrictions on transferability and forfeitability as the award with which the dividend equivalents are paid and subject to other terms and conditions. Dividend equivalents will only be paid out to the extent the underlying award vests, which payments will be made no later than March 15 of the calendar year following the calendar year in which the right to the dividend equivalent payment becomes nonforfeitable, unless otherwise determined by the plan administrator.

Certain Transactions and Adjustments

The plan administrator has broad discretion to take action under the 2023 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our Class A ordinary shares, such as share dividends, share splits, mergers, consolidations and other corporate transactions. In addition, in the event of an equity restructuring, the plan administrator will make equitable adjustments to the 2023 Plan and outstanding awards. In the event of a “change in control” (as defined in the 2023 Plan), to the extent that the outstanding awards are not continued, converted, assumed or replaced, then the plan administrator may provide that all such awards will terminate in exchange for cash or other consideration, or become fully vested and exercisable in connection with the transaction. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Clawback Provisions, Transferability and Participant Payments

All awards are subject to the provisions of the clawback policy implemented by us to the extent set forth in such clawback policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2023 Plan are generally non-transferable, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2023 Plan, the plan administrator may, in its discretion, accept cash or checks, provide for net withholding of shares, allow shares of our shares that meet specified conditions to be repurchased, allow a “market sell order” or such other consideration as it deems suitable.

Israeli Sub-Plan to the 2023 Plan

The Israeli Sub-Plan to the 2023 Plan (the “Israeli Sub-Plan”) is to be read as a continuation of the 2023 Plan and only modifies awards granted to participants who are tax residents of the State of Israel on the grant date of such award, and are engaged by us or by any of our Israeli resident subsidiaries (the “Israeli Participants”). In the event of any conflict between the provisions of the Israeli Sub-Plan and the 2023 Plan, the provisions set out in the Israeli Sub-Plan prevail to the extent necessary to comply with the requirements set by the Israeli law in general, and in particular, with the provisions of the Israeli Income Tax Ordinance (New Version) - 1961 (the “Ordinance”). The Israeli Sub-Plan is governed by, construed and enforced in accordance with the laws of the State of Israel.

Eligibility

The Israeli Sub-Plan applies to awards granted to our employees, directors or officers or to the employees, directors or officers of any of our Israeli resident subsidiaries (the “Approved Israeli Participants”), or to an Israeli Participant who is not an Approved Israeli Participant, including a consultant or any of our Controlling Shareholders within the meaning of Section 32(9) of the Ordinance (the “Unapproved Israeli Participants”). Only Approved Israeli Participants may be granted awards pursuant to Section 102(b) of the Ordinance, according to which the awards must be held in trust by a trustee for the benefit of the Approved Israeli Participant pursuant to Section 102(b) of the Ordinance (the “Trustee 102 Awards”). No Trustee 102 Award may be granted under the Israeli Sub-Plan to any Approved Israeli Participant, unless and until the lapse of 30 days from the date we file the 2023 Plan and the Israeli Sub-Plan with the Israel Tax Authority including our election regarding the type of Trustee 102 Awards, whether Capital Gain Awards or Ordinary Income Awards, that may be granted under the 2023 Plan and Israeli Sub-Plan (the “Election”). The Election obligates us to grant only the type of Trustee 102 Award we elected and applies to all Israeli Participants who are granted Trustee 102 Awards during such period, all in accordance with the provisions of Section 102(g) of the Ordinance. The Election does not prevent us from granting simultaneously awards pursuant to Section 102(c) of the Ordinance which are not held in trust by a trustee. Awards granted to Unapproved Israeli Participants are not subject to the trustee arrangement, and are instead subject to Section 3(i) or 2 of the Ordinance.

Trustee 102 Awards

The grant of a Trustee 102 Award is subject to compliance with all terms and conditions of Section 102 of the Ordinance, including the execution of an undertaking. Trustee 102 Awards, and any shares issued upon grant, vesting or exercise of the Trustee 102 Awards, will be held by a trustee appointed pursuant to Section 102 of the Ordinance. An Approved Israeli Participant may not sell or release from trust any shares received upon the grant, vesting or exercise of a Trustee 102 Award and/or any shares received following any realization of rights, including, without limitation, share dividends, under the 2023 Plan, at least until the lapse of the period of time required under Section 102 of the Ordinance, or any shorter period of time determined by the Israel Tax Authority (the “Holding Period”). Notwithstanding the foregoing, if any such sale or release occurs during the Holding Period, the sanctions under Section 102 of the Ordinance will apply to and will be borne by such Approved Israeli Participant. Any release of such Trustee 102 Awards or shares from trust, or any sale of the shares prior to the termination of the Holding Period, will result in taxation at the marginal tax rate, in addition to deductions of any appropriate income tax, social security, health tax contributions or other compulsory payments. The trustee may not release or sell any shares allocated or issued upon the grant, vesting or exercise of a Trustee 102 Award unless we, or, if applicable, our Israeli subsidiary and the trustee are satisfied that the full amounts of any tax due have been paid or will be paid.

Terms and Conditions

The terms and conditions and treatment of awards may vary for each Israeli Participant. The grant, vesting and exercise of awards granted to Israeli Participants are subject to various terms and conditions and, with respect to exercise, the method of exercise, as may be determined by our board of directors and, when applicable, by the trustee, in accordance with the requirements of Section 102 of the Ordinance. No award subject to the Israeli Sub-Plan or share issued thereunder is assignable, transferable or may be given as collateral during the lifetime of the Israeli Participant.

2023 Employee Share Purchase Plan

Our 2023 Employee Share Purchase Plan (the “ESPP”) was adopted by our board of directors on June 22, 2023 and is designed to allow our and our designated subsidiary’s employees to purchase Class A ordinary shares, at periodic intervals, with their accumulated payroll deductions. The ESPP consists of two components: a Section 423 component and a non-Section 423 component. As of December 31, 2023, no offerings have been made under the ESPP. We do not intend to make any offerings under the ESPP at this time.

The below summary of the ESPP material terms is qualified in its entirety by reference to the ESPP, which is filed as an exhibit to this Annual Report.

The plan administrator, which may be the compensation committee or the board of directors, may amend, suspend or terminate the ESPP at any time, with shareholder approval required for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP, or changes class of eligible plan participants or as may otherwise be required under Section 423(b) of the Code.

The length of the offering periods under the ESPP is determined by the plan administrator and may be up to 27 months long. The ESPP permits participants to purchase shares through payroll deductions of up to a percentage of their eligible compensation. To the extent that we grant employees the right to make purchases under the ESPP, on the first day of each offering period, each participating employee will be granted an option to purchase on the purchase date of such offering period up to a number of the Company’s Class A ordinary shares determined by dividing (1) the employee’s payroll deductions accumulated prior to such exercise date and retained in the employee’s account as of the exercise date by (2) the applicable purchase price. The applicable purchase price is based on a discount percentage of up to 15%, multiplied by the lesser of (1) the fair market value of an ordinary share on the purchase date, or (2) the fair market value of an ordinary share on the first day of an offering period. The plan administrator may establish a maximum number of shares that may be purchased by a participant during any offering period, which, in the absence of a contrary designation, is equal to 2,500 shares. In addition, under the Section 423 component, no employee is permitted to accrue the right to purchase shares under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our ordinary shares as of the first trading day of the offering period).

A participant is not permitted to transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

In the event of certain transactions or events affecting our shares, such as any share dividend or other distribution, reorganization, merger, consolidation, or other corporate transaction, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In addition, in the event of the foregoing transactions or other events, the plan administrator may provide for (1) either the replacement of outstanding rights or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights, (3) the adjustment in the number and type of shares subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions to purchase shares on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights.

C.	Board Practices and Corporate Governance

Corporate Governance Practices

As an Israeli company, we are subject to various corporate governance requirements under the Companies Law, relating to matters such as external directors, the audit committee, the compensation committee, and an internal auditor.

We are a “foreign private issuer” (as such term is defined in Rule 405 under the Securities Act). As a foreign private issuer we are permitted to comply with Israeli corporate governance practices instead of certain requirements of the corporate governance rules of Nasdaq, provided that we disclose which requirements we are not following and the equivalent Israeli requirement.

We intend to rely on this “foreign private issuer exemption” with respect to the requisite quorum at our general meetings. Instead of the 33-1/3% of the issued share capital quorum required under the corporate governance rules of Nasdaq, pursuant to our amended and restated articles of association, and as permitted under the Companies Law, the quorum required for a general meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold or represent at least 33-1/3% of the total outstanding voting rights; provided, however, that with respect to any general meeting of shareholders that was convened pursuant to a resolution adopted by the board of directors and which at the time of such general meeting we qualify to use the forms and rules of a “foreign private issuer,” the requisite quorum will consist of two or more shareholders present in person, or by proxy, who hold or represent at least 25% of the total outstanding voting power (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders). We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may, however, in the future decide to use the “foreign private issuer exemption” and opt out of some or all of the other corporate governance rules.

Board of Directors

Under the Companies Law and our amended and restated articles of association, our business and affairs are managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. Our Chief Executive Officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the terms of the employment agreement that we have entered into with him. All other executive officers are appointed by the Chief Executive Officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

Under our amended and restated articles of association, other than external directors (as defined below), for whom special election requirements apply under the Companies Law, as detailed below, the number of directors on our board of directors will be no less than three and no more than seven directors divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire.

Our directors who are not external directors are divided among the three classes as follows:

●	the Class I director is Michael Farello, and his term expires at our annual general meeting of shareholders to be held in 2024;
●	the Class II director is Shiran Holtzman-Erel, and her term expires at our annual meeting of shareholders to be held in 2025; and
●	the Class III director is Oran Holtzman, and his term expires at our annual meeting of shareholders to be held in 2026.

Lilach Payorski and Ohad Chereshniya serve as our external directors and each have a term of three years from the date of their appointment. Lilach Payorski was appointed to our board of directors on March 1, 2022 and Ohad Chereshniya was appointed to our board of directors on July 18, 2023. Our shareholders subsequently ratified the appointment of Lilach Payorski and Ohad Chereshniya as our external directors on September 28, 2023.

Our directors, aside from our external directors, will be appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders (excluding abstentions). Holders of our Class A ordinary shares and Class B ordinary shares will vote together as a single class on the election of directors, with each Class A ordinary share entitled to one vote per share, and each Class B ordinary share entitled to 10 votes per share. However, (i) in the event of a contested election, the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting shall be determined by our board of directors in its discretion, and (ii) in the event that our board of directors does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the general meeting in person or by proxy and voting on the election of directors. Each director, aside from our external directors, will hold office until the annual general meeting of our shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless such director is removed from office as described below.

Under our amended and restated articles of association, the approval of the holders of at least 60% of the total voting power of our shareholders is generally required to remove any of our directors (other than the external directors) from office and any amendment to this provision requires the approval of at least 60% of the total voting power of our shareholders. In addition, vacancies on our board of directors may only be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders for the class of directors in respect of which the vacancy was created, or in the case of a vacancy due to the number of directors being less than the maximum number of directors stated in our amended and restated articles of association, until the next annual general meeting of our shareholders for the class of directors to which such director has been assigned by our board of directors.

Chairperson of the Board

Our amended and restated articles of association provide that the chairperson of the board of directors is appointed by the members of the board of directors. Under the Companies Law, the chief executive officer of a public company, or a relative of the chief executive officer, may not serve as the chairperson of the board of directors, and the chairperson of the board of directors, or a relative of the chairperson, may not be vested with authorities of the chief executive officer, unless approved by a special majority of our shareholders. The shareholders’ approval can be provided for a period of five years following an initial public offering, and subsequently, for additional periods of up to three years.

In addition, a person who is subordinated, directly or indirectly, to the chief executive officer may not serve as the chairperson of the board of directors; the chairperson of the board of directors may not be vested with authorities that are granted to persons who are subordinated to the chief executive officer; and the chairperson of the board of directors may not serve in any other position in the company or in a controlled subsidiary but may serve as a director or chairperson of a controlled subsidiary.

Mr. Holtzman, our Chief Executive Officer, is serving as chairperson of the board of directors for a period of five years following our initial public offering, as approved by our board of directors and shareholders prior to our initial public offering.

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on Nasdaq and who have a controlling shareholder, are required to appoint at least two external directors, who must meet certain criteria to ensure that they are not affiliated with us or with any of our controlling shareholders. The definition of “external director” under the Companies Law and the definition of “independent director” under the Nasdaq rules overlap to some degree. However, since the definitions are not identical, it is possible for a director to qualify as one and not as the other.

As noted above, Lilach Payorski and Ohad Chereshniya serve as our external directors.

The provisions of the Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a meeting of shareholders, excluding abstentions, provided that either:

●	such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority; or
●	the total number of shares voted against the election of the external director, by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director, does not exceed 2% of the aggregate voting rights in the company.

The term “controlling shareholder” as used in the Companies Law for purposes of all matters related to external directors and for certain other purposes (such as the requirements related to appointment to the audit committee or compensation committee, as described below), means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint a majority of the directors of the company or its general manager. With respect to certain matters (various related party transactions), a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company. For the purpose of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders.

The initial term of an external director is three years. Thereafter, an external director may be re-elected, subject to certain circumstances and conditions, by shareholders, to serve in that capacity for up to two additional three-year terms, provided that either:

(i)his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such re-election exceeds 2% of the aggregate voting rights in the company, subject to additional restrictions set forth in the Companies Law with respect to affiliations of external director nominees;
(ii)the external director proposed his or her own nomination, and such nomination was approved in accordance with the requirements described in the paragraph above; or
(iii)his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director (as described above).

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including Nasdaq, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period(s) is beneficial to the company, and provided that the external director is re-elected subject to the same shareholder vote requirements (as described above regarding the re-election of external directors). Prior to the approval of the re-election of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances where the external director ceased to meet the statutory qualifications for appointment or violated their duty of loyalty to the company. An external director may also be removed by order of an Israeli court if, following a request made by a director or shareholder of the company, the court finds that such external director has ceased to meet the statutory qualifications for his or her appointment as stipulated in the Companies Law or has violated his or her duty of loyalty to the company. In addition, when an external director becomes aware that he or she no longer meets the criteria to serve as an external director, he or she must inform the company and the service of such external director is automatically terminated.

If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a meeting of the shareholders as soon as practicable to appoint a replacement external director. Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that each of the audit committee and the compensation committee must include all external directors then serving on the board of directors. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

The Companies Law provides that a person is not qualified to be appointed as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no controlling shareholder or any shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company or the most senior financial officer.

The term “relative” is defined in the Companies Law as a spouse, sibling, parent, grandparent or descendant, a spouse’s sibling, parent or descendant and the spouse of each of the foregoing persons. Under the Companies Law, the term “affiliation” and the similar types of disqualifying relationships include (subject to certain exceptions):

●	an employment relationship;
●	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);
●	control; and
●	service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “office holder” is defined in the Companies Law as a director, general manager (i.e., chief executive officer), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, and any other manager directly subordinate to the general manager.

In addition, a person may not serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with his or her responsibilities as a director or otherwise interfere with his or her ability to serve as an external director or if the person is an employee of the Israel Securities Authority or an Israeli stock exchange. A person may also not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

According to the Companies Law and regulations promulgated thereunder, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below), provided that at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our unaffiliated directors (i) meets the independence requirements under the Exchange Act, (ii) meets the independence requirements of Nasdaq rules for membership on the audit committee and (iii) has accounting and financial expertise as defined under the Companies Law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has any of the following: (i) an academic degree in economics, business management, accounting, law or public administration, (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his or her position in the company or (iii) at least five years of experience serving in one of the following capacities or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Controlled Company Status

Our co-founder and Chief Executive Officer, Mr. Holtzman, currently beneficially owns a majority of the voting power of our outstanding ordinary shares. As a result, we are a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may, subject to the requirements of applicable Israeli law, elect not to comply with certain corporate governance requirements, including (i) the requirement that a majority of the board of directors be comprised of independent directors; (ii) the requirement that our compensation committee be comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (iii) the requirement that director nominees be selected, or recommended for the board of directors’ selection, either by a majority vote of the board of directors’ independent directors or a nominations committee comprised solely of independent directors. We do not currently rely on these exemptions, but may in the future decide to use the “foreign private issuer exemption” and opt out of some or all of the other corporate governance rules.

Committees of the Board

The board of directors operates through four committees: the Audit Committee, the Compensation Committee, the Nominating, Governance and Sustainability Committee and the Incentive Awards Committee.

Audit Committee

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, one of whom must serve as chairperson of the committee. The audit committee may not include the (i) chairperson of the board; (ii) a controlling shareholder of the company; (iii) a relative of a controlling shareholder; (iv) a director employed by or providing services on a regular basis to the company, to a controlling shareholder, or to an entity controlled by a controlling shareholder; or (v) a director who derives most of his or her income from a controlling shareholder. In addition, under the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. In general, an “unaffiliated director” under the Companies Law is defined as either an external director or as a director who meets the following criteria:

●	he or she meets the qualifications for being appointed as an external director, except for the requirement (i) that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed for trading outside of Israel) and (ii) for accounting and financial expertise or professional qualifications; and
●	he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in his or her service as a director shall not be deemed to interrupt the continuity of the service.

Each of our audit committee members currently meets the requirements to be qualified as an unaffiliated director under the Companies Law, thereby fulfilling the foregoing Israeli law requirement for the composition of the audit committee.

Listing Requirements

Under the corporate governance rules of Nasdaq, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Our audit committee currently consists of Lilach Payorski, Ohad Chereshniya and Michael Farello. Lilach Payorski currently serves as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of Nasdaq. Our board of directors has determined that Ohad Chereshniya and Lilach Payorski each qualifies as an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of Nasdaq.

Rule 10A-3 of the Exchange Act and Nasdaq rules require that our audit committee have at least one independent member upon the listing of our Class A ordinary shares, have a majority of independent members within 90 days of the date of our initial public offering and be composed entirely of independent members within one year of the date of our initial public offering. Our board of directors has determined that Lilach Payorski and Ohad Chereshniya are “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Audit Committee Role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the Companies Law, the SEC rules and the corporate governance rules of Nasdaq and include:

●	retaining and terminating our independent auditors, subject to ratification by the board of directors, and in the case of retention, subject to ratification by our shareholders;
●	pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;
●	overseeing the accounting and financial reporting processes of the Company and audits of our financial statements, the effectiveness of our internal control over financial reporting, and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

●	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;
●	recommending to the board of directors the retention and termination of the internal auditor and the internal auditor’s engagement fees and terms, in accordance with the Companies Law, approving the yearly or periodic work plan proposed by the internal auditor and examining whether the internal auditor was afforded all required resources to perform its role;
●	reviewing with our general counsel and/or external counsel, as deemed necessary, legal, and regulatory matters that could have a material impact on the financial statements;
●	identifying irregularities in our business administration by, among other things, consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;
●	reviewing policies and procedures with respect to transactions between us and officers and directors (other than transactions related to the compensation or terms of service of the officers and directors), or affiliates of officers or directors, or transactions that are not in the ordinary course of our business, and deciding whether to approve such acts and transactions if so required under the Companies Law; and
●	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Internal Auditor

Under the Companies Law, the board of directors of a public company is required to appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether the company’s actions comply with applicable law and proper business procedure. Under the Companies Law, the internal auditor may not be an interested party or an office holder of the company, or a relative of any of the foregoing, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the Chief Executive Officer of the company, or (iii) any person who serves as a director or as a Chief Executive Officer of the company. We have appointed Sharon Cohen, a partner at Deloitte Israel, as our internal auditor.

Compensation Committee

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee (subject to certain exceptions that do not apply to the Company) must be comprised of at least three directors, including all of the external directors who must constitute a majority of the members of the compensation committee. The chairperson of the compensation committee must be an external director. Each compensation committee member who is not an external director must be a director whose compensation is in accordance with the compensation requirements applicable to the external directors. The compensation committee is subject to the same restrictions under the Companies Law as the audit committee regarding who may not be a member. Our compensation committee fulfils the foregoing Israeli law requirements related to the composition of the compensation committee.

Listing Requirements

Under the corporate governance rules of Nasdaq, we are required to maintain a compensation committee consisting of at least two independent directors.

Our compensation committee consists of Ohad Chereshniya, Lilach Payorski and Michael Farello, with Ohad Chereshniya serving as chair. Our board of directors has determined that each member of our compensation committee is independent under the corporate governance rules of Nasdaq, including the additional independence requirements applicable to the members of a compensation committee.

Compensation Committee Role

In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:

●	making recommendations to the board of directors with respect to the approval of the compensation policy for office holders and to make recommendations to the board of directors, once every three years, regarding the approval of the extension of such compensation policy;
●	reviewing the implementation of the compensation policy and periodically making recommendations to the board of directors with respect to any amendments or updates of the compensation policy;
●	resolving whether or not to approve arrangements with office holders; and
●	exempting, under certain circumstances, transactions with our Chief Executive Officer from the approval of our shareholders.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the compensation committee, which are consistent with the corporate governance rules of Nasdaq and include among others:

●	recommending to our board of directors for its approval of a compensation policy in accordance with the requirements of the Companies Law, incentive-based and equity-based compensation plans (insofar as these relate to office holders in the Company); overseeing the development and implementation of such policies and incentive-based and equity-based compensation plans; and recommending to our board of directors any amendments or modifications to such policies and plans that the committee deems appropriate, including as required under the Companies Law;
●	reviewing and approving the employment and engagement terms of our office holders, including granting of stock options and other incentive-based awards and reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers, including evaluating their performance in light of such goals and objectives; and
●	approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law.

Nominating, Governance and Sustainability Committee

Our nominating, governance and sustainability committee consists of Ohad Chereshniya, Lilach Payorski and Michael Farello, with Ohad Chereshniya serving as chair. Our board of directors has determined that each member of our nominating, governance and sustainability committee is independent under the corporate governance rules of Nasdaq. Our board of directors has adopted a nominating, governance and sustainability committee charter setting forth the responsibilities of the committee, which include:

●	overseeing and assisting our board of directors in reviewing and recommending nominees for election as directors;
●	assessing the performance of the members of our board of directors; and
●	establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board of directors a set of corporate governance guidelines applicable to our business.

Incentive Awards Committee

Our incentive awards committee consists of Oran Holtzman and Ohad Chereshniya, with Ohad Chereshniya serving as chair. Pursuant to a resolution of our board of directors, the incentive awards committee has been delegated with the authority, subject to applicable law, to:

●	grant awards under the 2023 Plan subject to criteria determined by the board of directors and to approve the issuance of ordinary shares as a result of the exercise, vesting, settlement or conversion (as applicable) of such awards; and
●	administer the 2023 Plan.

Exculpation, Insurance, and Indemnification of Office Holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability, in whole or in part, for damages as a result of a breach of duty of care, but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association include such a provision. An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.

An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

●	a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;
●	reasonable litigation expenses, including legal fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction;
●	reasonable litigation expenses, including legal fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent; and
●	expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
●	a breach of the duty of care to the company or to a third party, to the extent such breach arises out of the negligent conduct of the office holder;

●	a financial liability imposed on the office holder in favor of a third party;
●	a financial liability imposed on the office holder in favor of a third party harmed by a breach in an administrative proceeding; and
●	expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her, pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may not indemnify, exculpate or insure an office holder against any of the following:

●	a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
●	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;
●	an act or omission committed with intent to derive illegal personal benefit; or
●	a civil or criminal fine, monetary sanction or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors (and, with respect to directors and the Chief Executive Officer, by the shareholders). However, under regulations promulgated under the Companies Law, the insurance of office holders does not require shareholder approval and may be approved by only the compensation committee if the engagement terms are determined in accordance with the company’s compensation policy, which was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations.

Our amended and restated articles of association allow us to exculpate, indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our office holders are currently covered by a directors’ and officers’ liability insurance policy.

We have entered into agreements with certain of our directors and executive officers exculpating them in advance, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as reasonably anticipated by the board of directors based on our activities, and to an amount determined by the board of directors as reasonable under the circumstances.

The maximum indemnification amount set forth in such agreements is limited to an amount equal to the higher of $25 million and 25% of our total shareholders’ equity as reflected in our most recent consolidated financial statements prior to the date on which the indemnity payment is made. The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third party pursuant to an indemnification arrangement.

In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

There is no pending litigation or proceeding against any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

D.	Employees

As of December 31, 2023, we had a corporate workforce of 342 individuals across our organization, compared to 271 individuals and 264 individuals as of December 31, 2022 and 2021, respectively. As of December 31, 2023, approximately 41% and 59% of our workforce was located in the United States and outside of the United States, respectively, compared to 40% and 60% and 44% and 56% as of December 31, 2022 and 2021, respectively. None of our employees are represented by labor unions, or works council or are subject to any collective bargaining agreements. Extension orders issued by the Israeli Ministry of Economy and Industry apply to us and affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses and pension rights. We have not experienced any work stoppages, and we believe that our employee relations are strong.

E.	Share Ownership

Ownership of our ordinary shares by our directors and executive officers is set forth in the section titled “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders” of this Annual Report.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2023 by each person or group of affiliated persons known by us to own beneficially more than 5% of our outstanding ordinary shares, each of our executive officers and directors individually and all of our executive officers and directors as a group.

The number of ordinary shares beneficially owned by each entity, person, or director is determined in accordance with the SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which a person has sole or shared voting power or investment power, or the right to receive economic benefit of ownership, as well as any ordinary shares subject to options, warrants or other rights that are currently exercisable or exercisable within 60 days. For purposes of the table below, we deem ordinary shares subject to options, RSUs, warrants or other rights that are currently exercisable or exercisable within 60 days of December 31, 2023 to be outstanding and to be beneficially owned by the person holding the options, RSUs, or warrants for the purposes of computing the ownership and percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of outstanding ordinary shares is computed on the basis of 45,319,675 Class A ordinary shares and 11,547,000 Class B ordinary shares outstanding as of December 31, 2023.

Neither our principal shareholders nor our directors and executive officers have different or special voting rights with respect to their ordinary shares, except that each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share. See the section titled “Description of Share Capital and Articles of Association—Amended and Restated Articles of Association—Voting.”

As of December 31, 2023, we had 101 holders of record of our Class A ordinary shares in the United States, holding, in the aggregate 34,909,648, or 77.0%, of our outstanding Class A ordinary shares. However, our U.S. holders of record include CEDE & CO., a nominee of The Depository Trust Company, which held 13,921,050 of our Class A ordinary shares as of December 31, 2023, and American Stock Transfer & Trust Company (n/k/a Equiniti Trust Company, LLC), which held 338,032 of our Class A ordinary shares pursuant to escrow arrangements related to the Revela Merger Agreement as of December 31, 2023. Accordingly, we believe that the shares held by CEDE & CO. and American Stock Transfer & Trust Company include Class A ordinary shares beneficially owned by U.S. holders and non-U.S. holders. There are no U.S. holders of record of our Class B ordinary shares.

Unless otherwise noted below, each shareholder’s address is 110 Greene Street, New York, New York 10012.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates within the past three years is included in the section titled “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions.”

	Shares Beneficially Owned
	Class A		Class B
	Ordinary		Ordinary		% of Voting
	Shares	%	Shares	%	Power
Name of Beneficial Owner
Principal Shareholders
L Catterton(1)	13,140,357	29.0%	—	—	8.2%
Baillie Gifford & Co(2)	5,860,645	12.9%	—	—	3.6%
Directors and Executive Officers
Oran Holtzman(3)	6,852,450	15.1%	11,547,000	100%	76.1%
Shiran Holtzman-Erel	—	—	—	—	—
Lindsay Drucker Mann(4)	715,324	1.6%	—	—	*
Jonathan Truppman(5)	121,352	*	—	—	*
Niv Price(6)	53,300	*	—	—	*
Michael Farello(7)	57,143	*	—	—	*
Lilach Payorski(8)	5,912	*	—	—	*
Ohad Chereshniya	—	—	—	—	—
All executive officers and directors as a group (8 persons)	7,805,481	17.2%	11,547,000	100%	76.7%
*	Indicates holdings of less than 1%
1)	Based on a Schedule 13G filing made on February 9, 2024. Consists of Class A ordinary shares held of record by LCGP3 Pro Makeup, L.P., CGP3 Managers, L.L.C. is the general partner of LCGP3 Pro Makeup, L.P. and the management of CGP3 Managers, L.L.C. is controlled by its managing members. Scott A. Dahnke and J. Michael Chu are the managing members of CGP3 Managers, L.L.C. and as such may be deemed to share voting control and investment power over such shares that are held by CGP3 Managers, L.L.C. The address of LCGP3 Pro Makeup, L.P. is 599 W. Putnam Avenue, Greenwich, CT 06830.
2)	Based on a Schedule 13G filing made on January 26, 2024. Consists of Class A ordinary shares held of record by Baillie Gifford & Co. The address of Baillie Gifford & Co is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, U.K.
3)	Based on a Schedule 13G filing made on February 12, 2024. Consists of 6,852,450 Class A ordinary shares and 11,547,000 Class B ordinary shares held by Oran Shilo Investments LP (“Shilo”). Shilo is controlled by Oran Holtzman, our founder and Chief Executive Officer, and Mr. Holtzman has voting control and investment power over our shares that are held by Shilo.
4)	Consists of 30,571 Class A ordinary shares and 684,753 Class A ordinary shares underlying options exercisable within 60 days of December 31, 2023.
5)	Consists of 121,352 Class A ordinary shares underlying options exercisable within 60 days of December 31, 2023.
6)	Consists of 53,300 Class A ordinary shares.
7)	Consists of 57,143 Class A ordinary shares.
8)	Consists of 2,956 Class A ordinary shares and 2,956 Class A ordinary shares underlying RSUs, which vest within 60 days of December 31, 2023.

Significant Changes in Ownership

Our initial public offering on Nasdaq occurred on July 19, 2023. In connection with our initial public offering, the Company issued and sold 1,754,385 Class A ordinary shares, LCGP3 sold 5,068,969 Class A ordinary shares and Oran Holtzman sold 7,097,696 Class A ordinary shares.

According to a Schedule 13G filed with the SEC on January 26, 2024, Baillie Gifford & Co beneficially owns more than 5% of our ordinary shares.

To our knowledge, and based on Section 13 filings with the SEC, other than as disclosed in the table above, there have been no other significant changes in the percentage ownership held by any major shareholder during the past three years.

Voting Rights

Information related to voting rights of certain of the major shareholders listed in the table above is set forth in the section titled “Item 10.B. Additional Information—Articles of Association” of this Annual Report.

Change in Control Arrangements

We are not aware of any arrangement that may at a subsequent date, result in a change of control of the Company.

B.	Related Party Transactions

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Companies Law codifies the fiduciary duties that office holders owe to a company consisting of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain:

●	information on the business advisability of a given action brought for his, her or its approval or performed by virtue of his, her or its position; and
●	all other important information pertaining to such action.

The duty of loyalty requires that an office holder act in good faith and in the best interests of the company and includes, among other things, the duty to:

●	refrain from any act involving a conflict of interest between the performance of his, her or its duties in the company and his, her or its other duties or personal affairs;
●	refrain from any activity that is competitive with the business of the company;
●	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself, herself, or itself or others; and
●	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his, her, or its position as an office holder.

Under the Companies Law, a company may approve an act specified above which would otherwise constitute a breach of the office holder’s fiduciary duty, provided that the office holder acted in good faith, neither the act nor its approval harms the company, and the office holder discloses his, her or its personal interest a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law setting forth, among other things, the appropriate bodies of the company required to provide such approval and the methods of obtaining such approval.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that such office holder may have and all related material information known to such office holder concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director, or general manager or in which such person has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to the office holder’s vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.

If it is determined that an office holder has a personal interest in a non-extraordinary transaction, meaning any transaction that is in the ordinary course of business, on market terms or that is not likely to have a material impact on the company’s profitability, assets or liabilities, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Any such transaction may be approved by the board of directors only if it determines that the transaction is in the company’s interest.

Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction (meaning any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities) in which an office holder has a personal interest.

A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee may generally (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter, unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors have a personal interest in the matter, then all of the directors may participate in the deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.

Certain disclosure and approval requirements apply under Israeli law to certain transactions with controlling shareholders, certain transactions in which a controlling shareholder has a personal interest, and certain arrangements regarding the terms of service or employment of a controlling shareholder. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder for these purposes.

For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see the section titled Item 6.B. Directors, Senior Management and Employees—Compensation—Compensation of Directors.”

Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

●	an amendment to the company’s articles of association;
●	an increase of the company’s authorized share capital;
●	a merger; or
●	interested party transactions that require shareholder approval.

In addition, a shareholder has a general duty to refrain from discriminating against other shareholders.

Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who has the power to determine the outcome of a shareholder vote, and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or exercise any other rights available to it under the company’s articles of association with respect to the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more or less favorable than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred.

Rights of Appointment

We are not a party to, and are not aware of, any voting agreements among our shareholders which are currently in effect.

Nominee and Indemnity Agreement with Catterton Management Company, L.L.C. and Michael Farello

On November 27, 2023, we entered into a Nominee and Indemnity Agreement with Catterton Management Company, L.L.C. (“Catterton Management”) as investment manager of LCGP3 and L Catterton Growth Partners III Offshore, L.P. and Michael Farello. Under the Nominee and Indemnity Agreement, Michael Farello agreed to hold any stock awards granted to him by us as compensation for his service as a member of our board of directors as nominee for Catterton Management and further agreed that any cash compensation granted to him by us for his service as a member of our board of directors be paid directly to Catterton Management. Each of LCGP3 and L Catterton Growth Partners III Offshore, L.P. indemnified us and Michael Farello in connection with any stock awards granted by us and held by Michael Farello as nominee for Catterton Management.

Indemnification and Expense Agreement with Catterton Management Company, L.L.C.

On June 2, 2017, we entered into an Indemnification and Expense Agreement with Catterton Management, pursuant to an investment in our ordinary shares on such date by LCGP3 Pro Makeup, L.P. (“LCGP3”), an entity affiliated with Catterton Management. Under the Indemnification and Expense Agreement, we undertook to pay all reasonable expenses incurred by or on behalf of Catterton Management or its affiliates in connection with any services provided to us by Catterton Management or its affiliates. We also undertook to provide certain indemnity protections to Catterton Management and others affiliated with Catterton Management against any and all claims, legal actions, liabilities or expenses incurred by them arising out of or relating to any claims made against LCGP3 as a result of being one of our shareholders or relating to operations of or services provided by Catterton Management or its affiliates to us, all subject to certain conditions provided in the agreement. The indemnification obligations pursuant to this agreement are uncapped.

No services were rendered and we did not pay Catterton Management any amounts under the Indemnification and Expense Agreement for the years ended December 31, 2023, 2022 and 2021, respectively. This agreement terminated in connection with the closing of our initial public offering.

Registration Rights

On June 2, 2017, we entered into a registration rights agreement with Oran Shilo Investments LP and Il Makiage Investments L.P., each of which is controlled by Oran Holtzman, our founder and Chief Executive Officer, and LCGP3 (together, the “RRA Investors”). As of December 31, 2023, there were 19,992,807 Class A ordinary shares and 11,547,000 Class B ordinary shares subject to the registration rights agreement. Our registration rights agreement entitles the RRA Investors to certain registration rights, as set forth below.

Form F-1 Demand Rights

Any RRA Investor may request that we register all or a portion of their shares. Following the receipt of such request, we may file such registration statement within 60 days, but are entitled to refuse such registration under the terms of the registration rights agreement. We will not be required to effect more than two registrations on Form F-1 that have been declared effective. We have the right to defer such registration under certain circumstances.

Form F-3 Demand Rights

Any RRA Investor can make a request that we register their shares on Form F-3 within 45 days if we are qualified to file a registration statement on Form F-3. We will not be required to effect more than two registrations on Form F-3. We have the right to defer such registration under certain circumstances.

Company Registration

If we propose to register a public offering of our shares for cash under the Securities Act, we are required to promptly give notice of such registration to each RRA Investor and include the shares of any RRA Investor in our registration if such RRA Investor so requests within 20 days of receiving our notice. If our proposed registration involves an underwriting, the underwriters of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares. We have the right to terminate or withdraw any such registration before its effective date, whether or not an RRA Investor has elected to include its shares in such registration.

Expenses and Indemnification

Ordinarily, other than underwriting discounts and commissions, we will be required to pay all expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all registration, filing, and qualification fees, printers’ and accounting fees, fees and disbursements of our counsel, and the reasonable fees and disbursements of one counsel for each of the RRA Investors. Additionally, we have agreed to indemnify RRA Investors for damages, and any legal or other expenses reasonably incurred, arising from or based upon any untrue statement of a material fact contained in any registration statement, an omission or alleged omission to state a material fact in any registration statement or necessary to make the statements therein not misleading, or any violation or alleged violation by the indemnifying party of securities laws, subject to certain exceptions.

Termination

The rights of the RRA Investors to request registration or inclusion of their shares in any Company registration statement will terminate on the third anniversary of our initial public offering.

Letter Agreement with Cosmofill Industries Ltd.

On August 2, 2017, we signed a letter agreement with Cosmofill, certain other entities controlled by Mr. Holtzman and LCGP3. Pursuant to this side letter, LCGP3 is provided with the unilateral right to initiate a merger of Cosmofill with us at no cost to us, and Cosmofill is obligated to bear sole responsibility for all costs or expenses associated with such merger.

Agreements with Niv Price

Stock Purchase Agreement

On July 9, 2021, we entered into a stock purchase agreement with the shareholders of Voyage81, including Niv Price, now our Chief Technology Officer, whereby we acquired all the shares of Voyage81 from such shareholders. In connection with the acquisition of Voyage81, we paid Mr. Price an aggregate of $3.3 million in exchange for his shares of Voyage81.

Holdback Agreement

On July 9, 2021, we entered into a holdback agreement (the “Holdback Agreement”), with Mr. Price as a condition for the consummation of the acquisition of Voyage81. Pursuant to the Holdback Agreement, we withheld from Mr. Price a portion of the consideration due to him on account of the sale of his holdings in Voyage81 and agreed to pay him such deferred consideration in two equal installments of $0.8 million on each of the second and third anniversary dates of the closing of the acquisition of shares under the stock purchase agreement. The first of such installment payments was made to Mr. Price on July 26, 2023.

Agreements with Directors and Officers

Employment Agreements

We have entered into at-will employment agreements with each of our executive officers who works for us as an employee. These agreements each contain provisions regarding non-competition, confidentiality of information, and assignment of inventions. The enforceability of covenants not to compete is subject to limitations.

Incentive Plan with Respect to SpoiledChild

On October 4, 2020, we provided each of Oran Holtzman, our co-founder and Chief Executive Officer, and Shiran Holtzman-Erel, our co-founder and Chief Product Officer, with an incentive plan in connection with revenue earned from our SpoiledChild brand. During the years ended December 31, 2023 and 2022, we recognized expenses of $17.4 million and $12.6 million under this plan, respectively. No further amounts are payable thereunder. See the section titled “Item 6.B. Directors, Senior Management and Employees—Compensation—Aggregate Compensation of Executive Officers and Directors” for more information and the section titled “Management—Incentive Plan with Respect to SpoiledChild” in our final prospectus filed with the SEC pursuant to Rule 424(b)(4) on July 20, 2023, which is hereby incorporated by reference into this Annual Report.

Awards

We grant annual and other cash bonuses to our employees and certain members of senior management, as well as options to purchase our ordinary shares to our employees and RSUs to certain members of senior management and the board of directors. See the sections titled “Item 6.B. Directors, Senior Management and Employees—Compensation—Aggregate Compensation of Executive Officers and Directors,” “Item 6.B. Directors, Senior Management and Employees—Compensation—Compensation of Senior Management and Other Employees—Compensation Policy Under the Companies Law” and “Item 6.B. Directors, Senior Management and Employees—Compensation—Share Option Plans” for more information on such awards.

Exculpation, Indemnification and Insurance

Our amended and restated articles of association permit us to exculpate, indemnify, and insure our directors and office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with certain of our directors and office holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions. See the section titled “Item 6.C. Directors, Senior Management and Employees—Board Practices—Exculpation, Insurance, and Indemnification of Office Holders” for more information.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The financial statements of the Company are set forth in the section titled “Item 18. Financial Statements” of this Report.

Legal Proceedings

From time to time, we may become involved in actions, claims, suits, and other legal proceedings arising in the ordinary course of business, including assertions by third parties relating to intellectual property infringement, breaches of contract or warranties, employment-related matters, regulatory matters, data privacy and cybersecurity, commercial matters, competition, tax, pricing, discrimination and consumer protection.

The results of any current or future legal proceedings, claims or government investigations are inherently unpredictable and subject to significant judgment to determine the likelihood and amount of loss related to such matters. While it is not possible to predict the outcomes with certainty, based on our current knowledge, we believe that the final outcomes of any pending matters will not, either individually or in the aggregate, have a material adverse effect on our business, financial condition and results of operations. Regardless of the final outcome, however, litigation can have an adverse impact on us due to defense and litigation costs, diversion of management resources, reputational harm and other factors.

Dividends and Dividend Policy

We have never declared or paid cash dividends on our ordinary shares. We do not currently anticipate paying any dividends on our ordinary shares and currently expect to retain all future earnings for use in the operation and expansion of our business. We may reevaluate our dividend policy in the future. The declaration, amount and payment of any future dividends on our ordinary shares will be at the sole discretion of our board of directors, which may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, including restrictions under other indebtedness we may incur, and such other factors as our board of directors may deem relevant. If we elect to pay such dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time. In addition, the Companies Law imposes restrictions on our ability to declare and pay dividends. See the section titled “Item 10.B. Additional Information—Articles of Association—Dividend and Liquidation Rights” for more information.

Payment of dividends may be subject to Israeli withholding taxes. See the section titled “Item 10.E. Taxation—Israeli Tax Considerations” for additional information.

B.	Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9.THE OFFER AND LISTING

A.	Offer and Listing Details

Our Class A Ordinary Shares are listed on Nasdaq under the symbol “ODD”.

B.	Plan of Distribution

Not applicable.

C.	Markets

Information related to markets is set forth in the section titled “Item 9.A. The Offer and Listing—Offer and Listing Details” of this Annual Report.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Articles of Association

The following is a description of the material terms of our amended and restated articles of association. The following descriptions of share capital and provisions of our amended and restated articles of association are summaries and are qualified by reference to our amended and restated articles of association, a copy of which is filed with the SEC as an exhibit to this Annual Report.

Share Capital

Our authorized share capital currently consists of 200,000,000 Class A ordinary shares and 40,000,000 Class B ordinary shares.

The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting rights (as described below under the section titled “Voting Rights”), conversion rights, and transfer rights. Only our Class A ordinary shares are listed for trading on Nasdaq.

Our board of directors may determine the issue prices and terms for such shares or other securities, and may further determine any other provision relating to such issue of shares or securities. We may also, subject to applicable law, issue and redeem redeemable securities on such terms and in such manner as our board of directors shall determine.

As of December 31, 2023, there were issued and outstanding 45,319,675 Class A ordinary shares held by 149 holders of record and 11,547,000 Class B ordinary shares held by 1 holder of record (Oran Holtzman, who is our co-founder and Chief Executive Officer).

Registration Number and Purposes of the Company

We are registered with the Israeli Registrar of Companies. Our registration number is 51-493626-9. Our affairs are governed by our amended and restated articles of association, applicable Israeli law, and the Companies Law. Our purpose as set forth in our amended and restated articles of association is to carry on any business, and do any act, which is not prohibited by law.

Voting Rights

Each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is entitled to ten votes per share. Holders of our Class A ordinary shares and Class B ordinary shares will vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders except as otherwise provided in our amended and restated articles of association or as required by applicable law. Under our amended and restated articles of association and the Companies Law, the holders of our Class B ordinary shares will only vote as a separate class under certain circumstances, including, pursuant to the Companies Law, for the purpose of approving a merger if we are the non-surviving entity of the merger, and in the following circumstances prescribed by our amended and restated articles:

●	on a proposal to convert the entire class of those shares into Class A ordinary shares on a one-for-one basis, which requires the affirmative vote of the holders of at least 60% of the outstanding Class B ordinary shares for approval;

●	disproportionate distributions or recapitalizations that adversely impact the Class B ordinary shares; or
●	differing treatment to the Class B ordinary shares in a merger or similar change of control transaction.

Conversion

Each Class B ordinary share is convertible at any time at the option of the holder into one Class A ordinary share. In addition, each Class B ordinary share will convert automatically on a one-for-one basis into a Class A ordinary share upon the sale or transfer of such Class B ordinary share, other than transfers to certain permitted transferees, as defined in our amended and restated articles of association. Permitted transferees include (1) in the case of an institutional, private equity, hedge, venture capital or other private investment fund, or any subsidiary of such a person, any partner, limited partner, retired partner, member or retired member of such holder, any affiliated fund, any fund which is controlled by or under common control with one or more general partners of such holder, any fund that is managed and governed by the same management company as such holder, any fund that controls such holder or any fund that is controlled by, under common control with, managed or advised by the same management company or registered investment advisor that controls, is under common control with, manages or advises the fund that controls such holder; (2) in the case of a mutual fund, pension fund, other pooled investment vehicle or an institutional client, to another mutual fund, pension fund, other pooled investment vehicle or an institutional client in connection with a merger, fund reorganization or otherwise for regulatory or fund management purposes; (3) in the case of a partnership, its limited partners, provided each has received their entitlement in the transferred company’s shares on a pro-rata basis based on their limited partner’s interest, and provided that such partnership or its ultimate controlling person maintains the exclusive ability to vote or control and direct the vote of the Class B ordinary shares; and (4) in the case of a natural person, an entity controlled (directly or indirectly) by a natural person, or a trust created by a natural person: (a) such natural person; (b) a family member and, solely in the context of a transfer of assets in connection with a divorce, a former spouse of such natural person (provided that such transfer is not in excess of 50% of the shares held by such a shareholder and subject to such former spouse signing an irrevocable proxy and power of attorney to such transferring shareholder with respect to such transferred shares in form and substance reasonably satisfactory to our board of directors); (c) any custodian, trustee (including a trustee of a voting trust), executor or other fiduciary for the account of such shareholder or natural person or any one or more family members of such natural person or any of such shareholder’s permitted transferees or any trust contemplated by clause (d); (d) a trust whose sole beneficiary(ies) is the shareholder and/or its permitted transferees; (e) if the shareholder is a trust, any beneficiary(ies) of the trust; and (f) a company, corporation, partnership or limited liability company controlled by such natural person and/or its family members directly, or indirectly through one or more permitted transferees thereof; provided that, in the case of clauses (b) through (f), such natural person maintains the exclusive ability to vote the Class B ordinary shares.

In addition, all outstanding Class B ordinary shares will automatically convert on a one-for-one basis into a Class A ordinary shares upon the earliest of: (i) the date specified by the affirmative vote of the holders of at least 60% of the outstanding Class B ordinary shares, voting as a single class, (ii) 5:00 p.m. New York City time on a date fixed by our board of directors that is not less than 60 days nor more than 180 days following the date that Oran Shilo Investments LP, Il Makiage Investments L.P. and Oran Holtzman, together with their permitted transferees, cease to hold an aggregate of at least 33% of the number of Class B ordinary shares held by such holders at the time of initial issuance of the Class B ordinary shares; (iii) 5:00 p.m. New York City time on a date fixed by our board of directors that is not less than 60 days nor more than 180 days following the death of Oran Holtzman; and (iv) the seven-year anniversary of the closing date of our initial public offering.

Transfer of Shares

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our amended and restated articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law or, with respect to our Class A ordinary shares, the rules of Nasdaq.

Each Class B ordinary share will convert automatically on a one-for-one basis into a Class A ordinary share upon sale or transfer (other than transfers to certain permitted transferees).

The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our amended and restated articles of association or the laws of the State of Israel, except that such restrictions may exist with respect to shareholders who are nationals of countries that are or have been in a state of war with Israel.

Election of Directors

Under our amended and restated articles of association, our board of directors must consist of not less than three but no more than seven directors.

Pursuant to our amended and restated articles of association, each of our directors, with the exception of external directors, will be appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders. Holders of our Class A ordinary shares and Class B ordinary shares will vote together as a single class on the election of directors, with each Class A ordinary share entitled to one vote per share, and each Class B ordinary share entitled to ten votes per share. However, (i) in the event of a contested election, the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting shall be determined by our board of directors in its discretion, and (ii) in the event that our board of directors does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the general meeting in person or by proxy and voting on the election of directors. In addition, our directors are divided into three classes, one class being elected each year at the annual general meeting of our shareholders, and shall serve on our board of directors until the third annual general meeting following such election or re-election or until they are removed by a vote of 60% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association. In addition, our amended and restated articles of association provide that vacancies on our board of directors may be filled by a vote of a simple majority of directors then in office. Any director so appointed will hold office until the next annual general meeting of our shareholders for the election of the class of directors in respect of which the vacancy was created, or in the case of a vacancy due to the number of directors being less than the maximum number of directors stated in our amended and restated articles of association, until the next annual general meeting of our shareholders for the election of the class of directors to which such director was assigned by our board of directors.

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our amended and restated articles of association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements (less the amount of previously distributed dividends, if not reduced from the earnings), provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, then we may distribute dividends only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and, if applicable, the court determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Registration Rights

The RRA Investors are entitled to certain registration rights. See the section titled “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Registration Rights.”

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year and no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our amended and restated articles of association as special general meetings. Our board of directors may call special general meetings of our shareholders whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting of our shareholders upon the written request of (i) any two or more of our directors, (ii) one-quarter or more of the serving members of our board of directors or (iii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power, or (b) 5% or more of our outstanding voting power.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting of the shareholders may request that the board of directors include a matter in the agenda of a general meeting of the shareholders to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting. Our amended and restated articles of association contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for general meetings.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings of shareholders are the shareholders of record on a date to be decided by the board of directors, which, as a company listed on an exchange outside Israel, may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of shareholders:

●	amendments to our articles of association (in addition to the approval by our board of directors, as required pursuant to our amended and restated articles of association);
●	appointment, terms of service, and termination of service of our auditors;
●	appointment of directors, including external directors (if applicable);
●	approval of certain related party transactions;
●	increases or reductions of our authorized share capital;
●	a merger; and
●	the exercise of our board of directors’ powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes, among other things, the appointment or removal of directors, the approval of transactions with office holders, or interested or related parties, an approval of a merger or as otherwise required under applicable law, notice must be provided at least 35 days prior to the meeting. Under the Companies Law and our amended and restated articles of association, shareholders are not permitted to take action by way of written consent in lieu of a meeting.

Quorum

Pursuant to our amended and restated articles of association, holders of our Class A ordinary shares have one vote for each Class A ordinary share held and holders of our Class B ordinary shares have ten votes for each Class B ordinary share held on all matters submitted to a vote before the shareholders at a general meeting of shareholders. The quorum required for our general meetings of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 33-1/3% of the total outstanding voting rights, provided, however, that with respect to any general meeting that was convened pursuant to a resolution adopted by the board of directors and which at the time of such general meeting we qualify to use the forms and rules of a “foreign private issuer,” the requisite quorum shall consist of two or more shareholders present in person or by proxy who hold or represent between them at least 25% of the total outstanding voting rights. The requisite quorum shall be present within half an hour of the time fixed for the commencement of the general meeting. A general meeting adjourned for lack of a quorum shall be adjourned either to the same day in the next week, at the same time and place, to such day and at such time and place as indicated in the notice to such meeting, or to such day and at such time and place as the chairperson of the meeting shall determine. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a quorum, unless a meeting was called pursuant to a request by our shareholders, in which case the quorum required is one or more shareholders, present in person or by proxy and holding the number of shares required to call the meeting as described above.

Vote Requirements

Our amended and restated articles of association provide that all resolutions of our shareholders require a simple majority vote (based on the number of votes cast, with each Class B ordinary share entitled to ten votes and each Class A ordinary share entitled to one vote), unless otherwise required by the Companies Law or by our amended and restated articles of association. Under the Companies Law, certain actions require the approval of a special majority, including: (i) an extraordinary transaction with a controlling shareholder or in which the controlling shareholder has a personal interest, (ii) the terms of employment or other engagement of a controlling shareholder of the company or a controlling shareholder’s relative (even if such terms are not extraordinary) and (iii) certain compensation-related matters described above under the section titled “Item 6.B. Directors, Senior Management and Employees—Compensation—Compensation of Senior Management and Other Employees—Compensation Policy Under the Companies Law.” Under our amended and restated articles of association, the alteration of the rights, privileges, preferences, or obligations of any class of our shares requires the approval by a resolution of the general meeting of the holders of all shares as one class, without any required separate resolution of any class of shares, except that, without derogating from the section titled “Voting Rights,” any amendment to the rights, privileges, preferences, or obligations of the Class A ordinary shares or the Class B ordinary shares requires a resolution by a majority of at least 60% of the total voting power of our shareholders.

Under our amended and restated articles of association, the approval of the holders of at least 60% of the total voting power of our shareholders is generally required to remove any of our directors from office, to amend the provision requiring the approval of at least 60% of the total voting power of our shareholders to remove any of our directors from office, or certain other provisions regarding amendment of certain rights of our Class A ordinary shares or Class B ordinary shares, our staggered board of directors, shareholder proposals, the size of our board of directors, matters relating to vacancies in our board of directors, and plurality voting in contested elections. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of holders holding at least 75% of the voting rights represented at the meeting and voting on the resolution.

Access to Corporate Records

Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register (including with respect to material shareholders), our articles of association, our financial statements, other documents as provided in the Companies Law, and any document we are required by law to file publicly with the Israeli Registrar of Companies or the Israeli Securities Authority. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to an action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a trade secret or a patent, or that the document’s disclosure may otherwise impair our interests.

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of a public Israeli company who would, as a result, hold over 90% of the target company’s voting rights or the target company’s issued and outstanding share capital (or of a class thereof), is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). If (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company (or the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who did not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. A shareholder who had its shares so transferred may petition an Israeli court within six months from the date of acceptance of the full tender offer, regardless of whether such shareholder agreed to the offer, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. However, an offeror may provide in the offer that a shareholder who accepted the offer will not be entitled to petition the court for appraisal rights as described in the preceding sentence, as long as the offeror and the company disclosed the information required by law in connection with the full tender offer. If the full tender offer was not accepted in accordance with any of the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s voting rights or the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer. Shares purchased in contradiction to the full tender offer rules under the Companies Law will have no rights and will become dormant shares.

Special Tender Offer

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company. These requirements do not apply if (i) the acquisition occurs in the context of a private placement by the company that received shareholder approval as a private placement whose purpose is to give the purchaser 25% or more of the voting rights in the company, if there is no person who holds 25% or more of the voting rights in the company or as a private placement whose purpose is to give the purchaser 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company, (ii) the acquisition was from a shareholder holding 25% or more of the voting rights in the company and resulted in the purchaser becoming a holder of 25% or more of the voting rights in the company, or (iii) the acquisition was from a shareholder holding more than 45% of the voting rights in the company and resulted in the purchaser becoming a holder of more than 45% of the voting rights in the company. A special tender offer must be extended to all shareholders of a company. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, its controlling shareholders, holders of 25% or more of the voting rights in the company, and any person having a personal interest in the acceptance of the tender offer, or anyone on their behalf, including any such person’s relatives and entities under their control).

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or may abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. The board of directors shall also disclose any personal interest that any of the directors has with respect to the special tender offer or in connection therewith. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer is accepted, then shareholders who did not respond to or that had objected to the offer may accept the offer within four days of the last day set for the acceptance of the offer and they will be considered to have accepted the offer from the first day it was made.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity at the time of the offer may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer. Shares purchased in contradiction to the special tender offer rules under the Companies Law will have no rights and will become dormant shares.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain conditions described under the Companies Law are met, a simple majority of the outstanding shares of each party to the merger that are represented and voting on the merger. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board of directors determines that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote of a merging company whose shares are held by the other merging company, or by a person or entity holding 25% or more of the voting rights at the general meeting of shareholders of the other merging company, or by a person or entity holding the right to appoint 25% or more of the directors of the other merging company, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares voted on the matter at the general meeting of shareholders (excluding abstentions) that are held by shareholders other than the other party to the merger, or by any person or entity who holds 25% or more of the voting rights of the other party or the right to appoint 25% or more of the directors of the other party, or any one on their behalf including their relatives or corporations controlled by any of them, vote against the merger. In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the valuation of the merging companies and the consideration offered to the shareholders. If a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders.

Under the Companies Law, each merging company must deliver to its secured creditors the merger proposal and inform its unsecured creditors of the merger proposal and its content. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging company, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger is filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies is obtained.

Anti-Takeover Measures

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions, or other matters and shares having preemptive rights. As described above in the section titled “Voting Rights,” our amended and restated Articles of Association provide for a dual-class share structure pursuant to which holders of our Class B ordinary shares have the ability to control the outcome of matters requiring shareholder approval, even if they own significantly less than a majority of all outstanding ordinary shares, including the election of directors and significant corporate transactions, such as a sale of our company or its assets. Current executives and employees will have the ability to exercise significant influence over those matters. No preferred shares are authorized under our amended and restated articles of association. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our amended and restated articles of association, which requires the prior approval of the holders of a majority of the voting power attached to our issued and outstanding ordinary shares at a general meeting of our shareholders. The convening of the meeting, the shareholders entitled to participate and the vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law and our amended articles of association, as described above in the section titled “Shareholder Meetings.” In addition, as disclosed in the section titled “Election of Directors” above, we have a classified board structure, which effectively limits the ability of any investor or potential investor or group of investors or potential investors to gain control of our board of directors.

Borrowing Powers

Pursuant to the Companies Law and our amended and restated articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our amended and restated articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in Capital

Our amended and restated articles of association enable us to increase or reduce our share capital. Any such changes are subject to Israeli law and must be approved by a resolution duly passed by our shareholders at a general meeting of shareholders. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

Exclusive Forum

Our amended and restated articles of association provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees and may increase the costs associated with such lawsuits, which may discourage such lawsuits against us and our directors, officers, and employees. Alternatively, if a court were to find these provisions of our amended and restated articles of association inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition. Any person or entity purchasing or otherwise acquiring any interest in our share capital shall be deemed to have notice of and to have consented to the choice of forum provisions of our amended and restated articles of association described above. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Our amended and restated articles of association also provide that unless we consent in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our shareholders or any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law or our articles of association.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A ordinary shares and Class B ordinary shares is American Stock Transfer & Trust Company (n/k/a Equiniti Trust Company, LLC). Its address is 6201 15th Avenue, Brooklyn, NY 11219.

C.	Material Contracts

Below are the material contracts to which the Company or its subsidiaries have been a party within the two years immediately preceding this Annual Report, other than material contracts entered into in the ordinary course of business.

See the section titled “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—2024 Credit Facilities”.

See the following subsections of the section titled “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions”:

●	“—Registration Rights.”
●	“—Agreements with Niv Price—Stock Purchase Agreement.”
●	“—Agreements with Niv Price—Holdback Agreement.”

Revela Merger Agreement

On April 4, 2023, ODDITY Labs, LLC entered into an agreement and plan of mergers with Revela Inc., IM Pro Makeup NY L.P., IM Pro Makeup NY Merger Sub, Inc. and Evan Zhao, as representative (the “Revela Merger Agreement”). On May 12, 2023, the Company completed the acquisition of 100% of the shares of Revela, a U.S. biotechnology company. The aggregate purchase price amounted to $67.4 million and consisted of: (i) cash in the amount of $32.5 million, (ii) 701,591 Class A ordinary shares and (iii) 612,256 restricted Class A ordinary shares which are subject to certain performance milestones as specified in the Revela Merger Agreement. In addition, the transaction included additional consideration related to compensation for post-combination services.

D.	Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except that such restrictions may exist with respect to shareholders who are nationals of countries that are or have been in a state of war with Israel.

E.	Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership, and disposition of our Class A ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations

The following is a brief summary of the material Israeli tax laws applicable to us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our Class A ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel, partnerships, trusts or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. The current corporate tax rate is 23%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Preferred Technology Enterprise (as discussed below) may be considerably lower. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, related to scientific research and development for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;
●	the research and development must be for the promotion of the company; and
●	the research and development are carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Under these research and development deduction rules, no deduction is allowed for any expense invested in an asset depreciable under the general depreciation rules of the Israeli Income Tax Ordinance (New Version), 5721-1961. Expenditures that do not qualify for this special deduction are deductible in equal amounts over three years.

From time to time we may apply to the Israel Innovation Authority (the “IIA”) for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such request will be granted.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969 (the “Industry Encouragement Law”), provides several tax benefits for “Industrial Companies.” We believe that we currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area,” in accordance with the definition in section 3A of the Israeli Income Tax Ordinance (New Version) 5721-1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•

amortization of the cost of purchased patent, rights to use a patent, and know-how, which are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

•	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and
•	expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority. There can be no assurance that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”), provides certain incentives for capital investment in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law is entitled to benefits. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility in which the investment is made.

The Investment Law has been amended several times over the recent years, with the most significant changes effective as of January 1, 2011 (the “2011 Amendment,” and as of January 1, 2017, the “2017 Amendment”). The 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forgo such benefits and elect the benefits of the 2011 Amendment. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

The Preferred Enterprise Incentives Regime—the 2011 Amendment

The 2011 Amendment introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise as of 2017, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 7.5%. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone. Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to Israeli tax at the following rates: (i) Israeli resident corporations—0% (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, a tax rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply), (ii) Israeli resident individuals—20% for 2014 and subsequent years, and (iii) non-Israeli residents (individuals and corporations)—20% for 2014 and subsequent years, subject to a reduced tax rate under the provisions of an applicable tax treaty. Claim of tax benefits afforded by an applicable tax treaty is subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate.

The New Technological Enterprise Incentives Regime—the 2017 Amendment

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for “Technology Enterprises,” as described below, and is in addition to the other existing tax benefits programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone “A.” In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017, for at least NIS 200 million, and the sale receives prior approval from the IIA.

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed from income which is attributed to a “Preferred Technology Enterprise” will be subject to Israeli tax at the following rates: (i) Israeli resident corporations—0% (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, a tax rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply), (ii) Israeli resident individuals—20%, and (iii) non-Israeli residents (individuals and corporations)—20%, subject to a reduced tax rate under the provisions of an applicable tax treaty. Claims of tax benefits afforded by an applicable tax treaty are subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate. If such dividends are distributed to a foreign corporation or corporations (holding directly at least 90% in the Preferred Company which owns the Preferred Technological Enterprise or holding indirectly such 90% in the Preferred Company which owns the Preferred Technological Enterprise, subject to certain conditions) and other conditions are met, the applicable tax rate will be 4%, or such lower rate as may be provided in an applicable tax treaty.

We believe that we currently qualify as a Preferred Technology Enterprise under the 2017 Amendment.

Taxation of Non-Israeli Resident Shareholders

Capital Gains Tax

Israeli capital gains tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. Israeli tax law distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12- month period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person regarding the material affairs of the company on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate, currently at a rate of 23%.

A non-Israeli resident who derives capital gains from the sale of shares of an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli capital gains tax so long as the shares were not held through or attributable to a permanent establishment that the non-Israeli resident maintains in Israel. However, a non-Israeli “body of persons” (as defined in the Ordinance, which includes corporate entities, partnerships and other entities) will not be entitled to the foregoing exemption if Israeli residents (i) have a controlling interest of more than 25% in any of the means of control of such non-Israeli body of persons or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli body of persons, whether directly or indirectly.

In addition, such exemption is not applicable to a person whose gains from selling or disposing the shares are deemed to be business income.

Additionally, a sale of shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the tax treaty between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States-Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange, or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange, or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange, or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable.

Regardless of whether non-Israeli shareholders may be liable for Israeli capital gains tax on the sale of our ordinary shares, the payment of the consideration for such sale may be subject to withholding of Israeli tax at source and holders of our ordinary shares may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, the Israel Tax Authority may require shareholders who are not liable for Israeli capital gains tax on such a sale to sign declarations on forms specified by the Israel Tax Authority, provide documents (including, for example, a certificate of residency) or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli residents (and, in the absence of such declarations or exemptions, the Israel Tax Authority may require the purchaser of the shares to withhold tax at source).

Taxation on Receipt of Dividends

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in an applicable tax treaty between Israel and the shareholder’s country of residence. However, if the shareholder who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding 12-month period, the applicable tax rate will be 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not).

However, a reduced tax rate may be provided under the Investments Law, as described above, or under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. If dividends are distributed from income that was subject to reduced corporate tax rate under the Investments Law and the foregoing conditions are met, such dividends are subject to a withholding tax rate of 15% for a shareholder that is a United States corporation. If the dividend is attributable partly to income derived under the Investments Law and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. The aforementioned rates under the United States-Israel Tax Treaty will not apply if the dividend income was derived through or attributed to a permanent establishment of the Treaty U.S. Resident in Israel. Application for this reduced tax rate requires appropriate documentation presented to and specific instruction received from the Israel Tax Authority. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

A non-Israeli resident who receives dividends from which tax was duly withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer; (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and (iii) the taxpayer is not liable to surtax (as further explained below).

Surtax

Individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional surtax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 721,560 for 2024, which amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

U.S. Federal Income Tax Considerations

The following summary describes certain United States federal income tax considerations generally applicable to United States Holders (as defined below) of our Class A ordinary shares. This summary deals only with our Class A ordinary shares held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own our Class A ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, United States expatriates, holders whose functional currency is not the U.S. dollar, holders subject to the alternative minimum tax, holders that acquired our Class A ordinary shares in a compensatory transaction, holders subject to special tax accounting rules as a result of any item of gross income with respect to our Class A ordinary shares being taken into account in an applicable financial statement, holders which are entities or arrangements treated as partnerships for United States federal income tax purposes or holders that actually or constructively through attribution own 10% or more of the total voting power or value of our outstanding shares.

This summary is based upon the Code, applicable United States Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service (the “IRS”) regarding the tax consequences described herein, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any United States federal tax consequences other than United States federal income tax consequences (such as the estate and gift tax or the Medicare tax on net investment income).

As used herein, the term “United States Holder” means a beneficial owner of our Class A ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Section 7701(a)(30) of the Code, or (b) that has a valid election in effect under applicable United States Treasury regulations to be treated as a “United States person.”

If an entity or arrangement treated as a partnership for United States federal income tax purposes acquires our Class A ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership considering an investment in our Class A ordinary shares should consult their tax advisors regarding the United States federal income tax consequences of acquiring, owning and disposing of our Class A ordinary shares.

THE SUMMARY OF UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF OUR CLASS A ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Dividends

Although we do not anticipate paying any dividends in the foreseeable future, if we do make any distributions, subject to the discussion below under “Passive Foreign Investment Company,” the amount of dividends paid to a United States Holder with respect to our Class A ordinary shares before reduction for any Israeli taxes withheld therefrom generally will be included in the United States Holder’s gross income as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of the United States Holder’s adjusted tax basis in those Class A ordinary shares and thereafter as capital gains. However, we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, United States Holders should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. If a dividend is paid in currency other than the U.S. dollar, the amount of dividend income will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date such distribution is included in the United States Holder’s income, regardless of conversion and exchange gain or loss upon conversion.

Foreign withholding tax paid on dividends on our Class A ordinary shares at the rate applicable to a United States Holder (taking into account any applicable income tax treaty) will, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s United States federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s United States federal taxable income. Dividends paid on our Class A ordinary shares generally will constitute “foreign source income” and “passive category income” for purposes of the foreign tax credit. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our United States source earnings and profits may be re-characterized as United States source. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. If we are treated as a “United States-owned foreign corporation,” and if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on the Class A ordinary shares allocable to our United States source earnings and profits will be treated as United States source, and, as such, the ability of a United States Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. Certain Treasury regulations finalized in 2022 (the “2022 Regulations”) further restrict the availability of any such credit based on the nature of the withholding tax imposed by the foreign jurisdiction. The IRS recently released Notice 2023-55 and Notice 2023-80, which together indicate that the U.S. Treasury Department and the IRS are considering amendments to the 2022 Regulations and provide relief from certain of their provisions for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in the relevant notice or other guidance). In order to qualify for this relief, you are required to apply Notice 2023-55 and Notice 2023-80 consistently to all foreign taxes paid during the relevant taxable year. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors about the impact of these rules in their particular situation.

Dividends received by certain non-corporate United States Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that (i) either our Class A ordinary shares are readily tradable on an established securities market in the United States or we are eligible for benefits under a comprehensive United States income tax treaty that includes an exchange of information program and which the United States Treasury Department has determined is satisfactory for these purposes, (ii) we are neither a PFIC (as discussed below) nor treated as such with respect to the United States Holder for either the taxable year in which the dividend is paid or the preceding taxable year, and (iii) the United States Holder satisfies certain holding periods and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Class A ordinary shares are. United States Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends paid with respect to our Class A ordinary shares. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other United States corporations.

Disposition of Class A Ordinary Shares

Subject to the discussion below in the section titled “Passive Foreign Investment Company,” a United States Holder generally will recognize capital gains or loss for United States federal income tax purposes on the sale or other taxable disposition of our Class A ordinary shares equal to the difference, if any, between the amount realized and the United States Holder’s adjusted tax basis in those Class A ordinary shares. If any Israeli tax is imposed on the sale, exchange or other disposition of our Class A ordinary shares, a United States Holder’s amount realized generally will include the gross amount of the proceeds before deduction of the Israeli tax. In general, capital gains recognized by a non-corporate United States Holder, including an individual, are subject to a lower rate under current law if such United States Holder held shares for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as United States source income or loss for purposes of the foreign tax credit limitation. The 2022 Regulations generally will preclude a United States Holder from claiming a foreign tax credit with respect to any non-U.S. tax imposed on gains from the sale or disposition of our Class A ordinary shares unless the tax is creditable under an applicable income tax treaty. However, IRS Notice 2023-55 and IRS Notice 2023-80 together provide temporary relief from certain of the provisions of the 2022 Regulations for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in the relevant notice or other guidance). In order to qualify for this relief, you are required to apply Notice 2023-55 and Notice 2023-80 consistently to all foreign taxes paid during the relevant taxable year. The applicability of these rules is complex and United States Holders should consult their tax advisors as to the foreign tax credit and other U.S. federal income tax implications if any Israeli taxes are imposed on a sale, exchange or other taxable disposition of the Class A ordinary shares in their particular circumstances, including whether such taxes are deductible and the applicability of the United States-Israel Tax Treaty.

Passive Foreign Investment Company

We would be a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets, and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets, and operations, we believe that we are not a PFIC for the year ended December 31, 2023 and do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the aggregate value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our Class A ordinary shares, which could fluctuate significantly. In addition, it is possible that the IRS may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we were not a PFIC for the year ended December 31, 2023 or will not be classified as a PFIC for the current taxable year or in the future. Certain adverse United States federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds our Class A ordinary shares. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds our Class A ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules.

If we are a PFIC for any taxable year that a United States Holder holds our Class A ordinary shares, unless the United States Holder makes certain elections, any gain recognized by the United States Holder on a sale or other disposition of our Class A ordinary shares would be allocated pro-rata over the United States Holder’s holding period for the Class A ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or the highest rate in effect for corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a United States Holder on our Class A ordinary shares exceeds 125% of the average of the annual distributions on the Class A ordinary shares received during the preceding three years or the United States Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of our Class A ordinary shares if we were a PFIC, described above. If we are treated as a PFIC with respect to a United States Holder for any taxable year, the United States Holder will be deemed to own equity in any of the entities in which we hold equity that also are PFICs. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the Class A ordinary shares. In addition, a timely election to treat us as a qualified electing fund under the Code would result in an alternative treatment. However, we do not intend to prepare or provide the information that would enable United States Holders to make a qualified electing fund election. If we are considered a PFIC, a United States Holder also will be subject to annual information reporting requirements. United States Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in the Class A ordinary shares.

Information Reporting and Backup Withholding

Distributions on and proceeds paid from the sale or other taxable disposition of our Class A ordinary shares may be subject to information reporting to the IRS. In addition, a United States Holder (other than an exempt holder who establishes its exempt status if required) may be subject to backup withholding on dividend payments and proceeds from the sale or other taxable disposition of our Class A ordinary shares paid within the United States or through certain U.S.-related financial intermediaries.

Backup withholding will not apply, however, to a United States Holder who furnishes a correct taxpayer identification number, makes other required certification and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the United States Holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Financial Asset Reporting

Certain United States Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts. Our Class A ordinary shares are expected to constitute foreign financial assets subject to these requirements unless the Class A ordinary shares are held in an account at certain financial institutions. United States Holders should consult their tax advisors regarding the application of these reporting requirements.

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. As a foreign private issuer, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we expect to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act.

The SEC maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I.Subsidiary Information

For a list of our subsidiaries, see the section titled “Item 4.C. Information on the Company—Organizational Structure.”

J.Annual Report to Security Holders

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in foreign currency, interest rates and credit risk.

Foreign Currency Exchange Risk

Our consolidated financial statements are presented in U.S. dollars, and our functional currency is the U.S. dollar. Since the majority of our sales are denominated in U.S. dollars, our revenue is not currently subject to significant foreign currency risk. However, a portion of our operating costs, consisting principally of personnel-related costs, are denominated in NIS. In addition, some of our foreign operating expenses are denominated in the currencies of the countries and territories in which our third-party vendors are located and may be subject to fluctuations due to changes in foreign currency exchange rates. Fluctuations in foreign currency exchange rates, in particular with respect to the NIS, may cause us to recognize transaction gains and losses in our results of operations.

Interest Rate Risk

At December 31, 2023, we had no outstanding borrowings under our credit facilities. However, if we borrow under our credit facilities, the borrowings will bear interest at a variable rate under the terms of the credit facilities; therefore, we may be exposed to market risks relating to changes in interest rates on such borrowings. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

Our investments in marketable securities are subject to changes in interest rates, which may affect our interest income and fair market value of our investments. To minimize this risk, our marketable securities consist of investments in government and corporate debentures, and our investment policy, approved by our board of directors, sets forth credit quality standards.

Credit Risk

We are exposed to credit risk as a result of our operating and investing activities. With respect to our operating activities, our exposure to credit risk arises from the online commerce environment, credit card fraud and the interpretation of state and local laws and regulations in regards to the collection and remittance of sales and use taxes. However, we are not exposed to increased credit risk from our operations because we do not have significant vendor concentrations. With respect to our investing activities, our marketable securities consist of investments in government and corporate debentures. Our investment policy, approved by our board of directors, limits the amount that we may invest in any one type of investment or issuer and sets forth credit quality standards, thereby reducing credit risk concentrations.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On July 19, 2023, in connection with our initial public offering, we amended and restated our articles of association, a copy of which is filed as an exhibit to this Annual Report.

Use of Proceeds

Our initial public offering of our Class A ordinary shares on Nasdaq occurred on July 19, 2023. In connection with our initial public offering, we sold 1,754,385 Class A ordinary shares at an initial public offering price of $35.00 per share and the selling shareholders sold 12,166,665 Class A ordinary shares at such price. The shares offered and sold in the initial public offering were registered under the Securities Act pursuant to our registration statement on Form F-1 (File No. 333-272890), which was declared effective by the SEC on July 18, 2023.

Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Allen & Company LLC acted as joint lead book-running managers for the offering. BofA Securities, Barclays Capital Inc., Truist Securities, Inc., JMP Securities, a Citizens Company, and KeyBanc Capital Markets Inc. acted as joint book-running managers.

The IPO generated net proceeds to us of approximately $50.3 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. For the period from the effective date of the registration statement for our initial public offering to December 31, 2023, we did not use any of such proceeds. As of the date of this Annual Report, there have been no material changes in the use of proceeds as disclosed in the registration statement for our initial public offering.

ITEM 15.CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Our management has evaluated, as of December 31, 2023, our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, our disclosure controls and procedures are effective. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

C.	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

D.	Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.[RESERVED]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Information related to members of our audit committee is set forth under the section titled “Item 6.C. Directors, Senior Management and Employees—Board Practices—Audit Committee.”

ITEM 16B.CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics applicable to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our Code of Business Conduct and Ethics is posted on our website at https://investors.oddity.com. The information contained on our website is not a part of this Annual Report.

We intend to post on our website all disclosures that are required by the rules and regulations of the SEC or by applicable Nasdaq listing rules concerning any amendments to, or waivers of, any provision of our Code of Business Conduct and Ethics.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by EY.

	For the Year Ended	For the Year Ended
	December 31, 2023	December 31, 2022
Audit Fees	$1,398	$684
Tax Fees	$239	$137
Total	$1,637	$821

Audit Fees

Audit fees for the years ended December 31, 2023 and 2022 include fees for audit of our financial statements, review of our quarterly financial results, audit services provided in connection with statutory filings, services provided in connection with comfort letters and consents, and review of documents filed with the SEC, including services provided in connection with our initial public offering.

Tax Fees

Tax fees for the years ended December 31, 2023 and 2022 were related to tax compliance, tax planning, ongoing tax advisory, tax advice on actual or contemplated transactions and tax consulting associated with international transfer pricing.

All Other Fees

EY did not provide any other products or services for the years ended December 31, 2023 and 2022.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee has the authority to review and pre-approve all audit services and permissible non-audit services provided to us that are performed by EY. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to pre-approval policies established by the audit committee. All of the above-listed services provided by EY were pre-approved by our audit committee.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our audit committee currently consists of Lilach Payorski, Ohad Chereshniya and Michael Farello. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of Nasdaq. Our board of directors has determined that Ohad Chereshniya and Lilach Payorski each qualifies as an audit committee financial expert as defined by the SEC rules and that each is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act. We intend to have a fully independent audit committee within one year from our initial public offering, as permitted by Rule 10A-3 under the Exchange Act and the Nasdaq listing standards.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the fiscal year ended December 31, 2023.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE.

Oddity is considered a “foreign private issuer” under the securities laws of the U.S. and the rules of Nasdaq. Under the applicable securities laws of the U.S., “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled issuers. Under Nasdaq’s rules, a “foreign private issuer” is subject to less stringent corporate governance and compliance requirements and subject to certain exceptions, Nasdaq permits a “foreign private issuer” to follow its home country’s practice in lieu of the listing requirements of Nasdaq. Oddity relies on the “foreign private issuer exemption” with respect to the requisite quorum at our general meetings. See the section titled “Item 6.C. Directors, Senior Management and Employees—Board Practices—Corporate Governance Practices” for more information. We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may, however, in the future decide to use the “foreign private issuer exemption” and opt out of some or all of the other corporate governance rules applicable to U.S. domestic companies listed on Nasdaq, including, for example, exemption from Nasdaq Listing Rule 5635(d), which in certain circumstances requires an issuer to obtain shareholder approval prior to the issuance (or potential issuance) of securities equaling 20% or more of the issuer’s outstanding ordinary shares or 20% or more of the outstanding voting power. Accordingly, if, in the future, we choose to follow this or other home country practices, Oddity’s shareholders may not receive the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

Oddity intends to take all actions necessary for it to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards.

Because Oddity is a foreign private issuer, its directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They are, however, subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

ITEM 16H.MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES.

Not applicable.

ITEM 16K.CYBERSECURITY.

Cybersecurity Risk Management and Strategy

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K. These risks include, among other things: operational risks, intellectual property theft, fraud, extortion, harm to our employees, customers or third-party vendors and service providers and violation of data privacy or security laws.

Identifying and assessing cybersecurity risk is integrated into our overall risk management systems and processes. Cybersecurity risks related to our business, technical operations, privacy and compliance issues are identified and addressed through our cybersecurity risk management program, which includes third-party assessments, internal IT audits conducted by our Audit Committee and IT security, governance, risk and compliance reviews.

We have implemented a multi-layered cybersecurity approach which includes three primary elements: perimeter and intra-network defense, proactive monitoring and security training. We have in place safety and security measures designed to protect our systems against cybersecurity incidents. Our measures for assessing, identifying and managing material risks from cybersecurity threats and security incidents include:

●	Our information is encrypted and securely stored in the cloud, following Amazon’s Well Architected framework, and adhering to recognized security and privacy standards like the NIST-CSF, GDPR and CPRA.
●	We employ advanced tools and services for data protection, including WAF, CSPM, CWP, ZT, and EDR, among others.
●	We conduct periodic internal and external assessments, such as penetration testing and vulnerability scans.
●	We implement system safeguards, including email filtering and access control.
●	We ensure continuous threat surveillance and have incident response plans in place for prompt identification, reporting, and resolution, all managed by our 24/7 Security Operations Center.
●	We provide comprehensive cybersecurity and privacy training to our employees regularly.
●	We monitor our compliance with data protection regulations.
●	We maintain policies for handling third-party data.
●	We regularly update and review our internal cybersecurity policies.

We have also implemented incident response and breach management policies and procedures. Such incident response processes are overseen by leaders from our Information Security, Product Security, Compliance and Legal teams regarding matters of cybersecurity. As part of these processes, we engage external auditors and consultants to assess our internal cybersecurity programs and compliance with applicable practices and standards.

Our risk management program also assesses third-party cybersecurity risks and threats. We perform third-party risk assessments to identify and mitigate risks from third parties such as vendors, suppliers, and other business partners associated with our use of third-party service providers. Such cybersecurity risks are evaluated when selecting and overseeing applicable third-party service providers and potential fourth-party risks that may handle and/or process our employee, business or customer data. Our evaluations include security questionnaires and legal review and oversight of contracts, including, but not limited to, contractual clauses related to cybersecurity and data privacy. In addition to new vendor onboarding, we have procedures in place to perform risk management during third-party cybersecurity compromise incidents to identify and mitigate risks to us from third-party incidents. Although we have continued to invest in our due diligence, onboarding, and monitoring capabilities over critical third parties with whom we do business, including our third-party vendors and service providers, our control over the security posture of, and ability to monitor the cybersecurity practices of, such third parties remains limited, and there can be no assurance that we can prevent, mitigate, or remediate the risk of any compromise or failure in the cybersecurity infrastructure owned or controlled by such third parties. When we do become aware that a third-party vendor or service provider has experienced such compromise or failure, we attempt to mitigate our risk, including by terminating such third party’s connection to our information systems and networks where appropriate.

For a description of how risks from cybersecurity threats and security incidents could materially affect us, including our business strategy, results of operations or financial condition, see the sections titled “Item 3.D. Key Information—Risk Factors—Risks Related to Data Privacy and Security, Information Technology, and Intellectual Property—We rely significantly on the use of information technology, including technology provided by third-party service providers. Any failure, error, defect, inadequacy, interruption, or data breach or other security incident of our information technology systems, or those of our third-party service providers, could have an adverse effect on our business, reputation, financial condition, and results of operations” and “Item 3.D. Key Information—Risk Factors—Risks Related to Data Privacy and Security, Information Technology, and Intellectual Property—If sensitive or personal information about our customers is disclosed, or if we or our third-party service providers are subject to real or perceived cyberattacks or other security incidents, our customers may curtail use of our website, we may be exposed to liability and our reputation could suffer,” which are incorporated by reference into this Item 16.K.

Cybersecurity Governance

Cybersecurity is an important part of our risk management processes and an area of focus for our board of directors and management. Our Audit Committee is responsible for the oversight of risks from cybersecurity threats and responses to incidents, should they arise. Members of the Audit Committee receive updates on a quarterly basis from senior management, including leaders from our Information Security, Technology and Legal teams, collectively known as the Security and Privacy Committee, regarding matters of cybersecurity. The Chief Legal Officer communicates this information to the Audit Committee on behalf of the Security and Privacy Committee. This includes existing and new cybersecurity risks, status on how management is addressing and/or mitigating those risks, cybersecurity and data privacy incidents (if any) and status on key information security initiatives.

Our cybersecurity risk management and strategy processes are overseen by leaders from our Information Security, Technology and Legal teams. These individuals are informed about, and monitor the prevention, mitigation, detection and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above, including the operation of our incident response plan, and report to the Audit Committee on any appropriate items. The key management committee responsible for assessing and managing material risks from cybersecurity threats is the Security and Privacy Committee, which includes among others, Niv Price (Chief Technology Officer) and Dr. Omer Shwartz (Vice President of Information Security). Before joining Oddity, Mr. Price co-founded and served as director and Chief Executive Office of Voyage81 and prior to that served for over 20 years in the Intelligence Directorate of the Israeli Defense Forces in various technological and managerial positions. Mr. Price holds an M.Sc. in Electrical Engineering from Tel Aviv University and a Masters in Public Administration from Harvard University. Dr. Shwartz holds a PhD in Information Systems Engineering and Cybersecurity and has over 13 years of industry experience.

Upon receiving an alert regarding a potential cybersecurity threat or incident in the Security Operations Center, the Vice President of Information Security is notified to coordinate the investigation and disseminate the information to the appropriate teams. Based on the alert’s severity, the Vice President may either monitor its resolution closely or escalate the situation by declaring a security incident and activating the incident response protocol, including appropriate escalation to senior management and the Audit Committee as appropriate. Despite our efforts to improve prevent, detect, mitigate, and remediate cybersecurity incidents, complete protection in the field of cybersecurity cannot be guaranteed and we can make no assurances that we have not experienced an undetected cybersecurity incident, including an incident that may have been material. For more information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Data Privacy and Security, Information Technology, and Intellectual Property—If sensitive or personal information about our customers is disclosed, or if we or our third-party service providers are subject to real or perceived cyberattacks or other security incidents, our customers may curtail use of our website, we may be exposed to liability and our reputation could suffer.”

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18 of this Report.

ITEM 18.FINANCIAL STATEMENTS

The Company’s financial statements are filed as part of this Report beginning on page F-1.

ITEM 19.EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Amended and Restated Articles of Association of Oddity Tech Ltd.
2.1	Specimen Oddity Tech Ltd. Class A Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the Form F-1 filed on June 23, 2023 (File no. 333-272890)).
2.2*	Description of Securities.
4.1

Registration Rights Agreement, dated June 2, 2017, by and among Il Makiage Cosmetics (2013) Ltd. and LCGP3 PRO MAKEUP, L.P., Oran Shilo Investments LP and Il Makiage Investments L.P. (incorporated by reference to Exhibit 4.2 to the Form F-1 filed on July 10, 2023 (File no. 333-272890)).

4.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Form F-1 filed on June 23, 2023 (File no. 333-272890)).
4.3†	Il Makiage Cosmetics (2013) Ltd. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Form F-1 filed on June 23, 2023 (File no. 333-272890)).
4.4†	United States Sub-Plan to the Il Makiage Cosmetics (2013) Ltd. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Form F-1 filed on June 23, 2023 (File no. 333-272890)).
4.5†	2023 Incentive Award Plan (incorporated by reference to Exhibit 10.4 to the Form F-1 filed on June 23, 2023 (File no. 333-272890)).
4.6†	Form of Share Option Grant Notice (incorporated by reference to Exhibit 10.5 to the Form F-1 filed on June 23, 2023 (File no. 333-272890)).
4.7†	Form of Restricted Share Unit Grant Notice (incorporated by reference to Exhibit 10.6 to the Form F-1 filed on June 23, 2023 (File no. 333-272890)).
4.8†	2023 Employee Share Purchase Plan (incorporated by reference to Exhibit 10.7 to the Form F-1/A filed on July 10, 2023 (File no. 333-272890)).
4.9†	Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.8 to the Form F-1 filed on June 23, 2023 (File no. 333-272890)).
4.10†	Compensation Policy for Directors and Officers (incorporated by reference to Exhibit 10.9 to the Form F-1 filed on June 23, 2023 (File no. 333-272890)).
4.11

Holdback Agreement, dated July 29, 2021, by and among Il Makiage Cosmetics (2013) Ltd. and Niv Price (incorporated by reference to Exhibit 10.10 to the Form F-1 filed on June 23, 2023 (File no. 333-272890)).

4.12∧#

Share Purchase Agreement, dated July 9, 2021, by and among Il Makiage Cosmetics (2013) Ltd., Voyage81 Ltd., the Shareholders of Voyage81 Ltd., and Nate Jaret, as the Shareholder Representative (incorporated by reference to Exhibit 10.11 to the Form F-1 filed on June 23, 2023 (File no. 333-272890)).

4.13#

Agreement and Plan of Mergers, dated April 4, 2023, by and among ODDITY Labs, LLC, Revela Inc., IM Pro Makeup NY L.P., IM Pro Makeup NY Merger Sub, Inc. and Evan Zhao, as representative (incorporated by reference to Exhibit 10.12 to the Form F-1 filed on June 23, 2023 (File no. 333-272890)).

4.14*†	Nominee and Indemnity Agreement, dated November 27, 2023, by and among ODDITY Tech Ltd., Catterton Management Company, L.L.C. and Michael Farello.
4.15*	English Translation of the 2024 Credit Facility–Letter of Intent, dated January 31, 2024, by and among Oddity Tech Ltd. and Bank Leumi.
4.16*	English Translation of the 2024 Credit Facility–Approval of Credit Facility, dated January 31, 2024, by and among Oddity Tech Ltd. and Bank Hapoalim.
8.1*	List of subsidiaries of Oddity Tech Ltd.
12.1*	Rule 13a-14(a)/15d-14(a) - Section 302 - Certification of Chief Executive Officer.
12.2*	Rule 13a-14(a)/15d-14(a) - Section 302 - Certification of Chief Financial Officer.
13.1*	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Executive Officer.
13.2*	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Financial Officer.
15.1*	Consent of Kost Forer Gabbay & Kasierer, an independent registered public accounting firm.

97.1*	Policy for Recovery of Erroneously Awarded Compensation.
101.INS	Inline XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).
*	Filed herewith.
†	Indicates a management contract or compensatory plan.
∧

Certain portions of this exhibit (indicated by “[***]”) have been omitted in accordance with Instruction 4(a) of Item 19—Exhibits of Form 20-F because the omitted information is both not material and is the type that the Registrant treats as private or confidential. The Registrant undertakes to furnish supplemental unredacted copies of the exhibit upon request by the SEC.

#

Schedules have been omitted in accordance with the Instructions to Item 19—Exhibits of Form 20-F. The Registrant undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

ODDITY TECH LTD.

March 5, 2024	By:	/s/ Oran Holtzman
Name: Oran Holtzman
Title: Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

ODDITY TECH LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

- - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ODDITY TECH LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Oddity Tech Ltd. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, Redeemable A shares and shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER

A Member of EY Global

We have served as the Company’s auditor since 2019.

Tel-Aviv, Israel

March 5, 2024

ODDITY TECH LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands

	December 31,
	2023	2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$36,538	$40,955
Short-term deposits	78,000	18,000
Marketable securities	1,108	—
Trade receivables	9,916	7,576
Inventories	84,106	70,230
Prepaid expenses and other current assets	14,144	9,172
Total current assets	223,812	145,933
LONG-TERM ASSETS:
Marketable securities	50,507	—
Property, plant and equipment, net	9,245	9,468
Deferred tax asset, net	3,924	2,334
Intangible assets, net	36,001	26,800
Goodwill	64,904	16,237
Operating lease right-of-use assets	13,557	13,278
Other assets	2,956	2,358
Total long-term assets	181,094	70,475
Total assets	$404,906	$216,408

The accompanying notes are an integral part of the consolidated financial statements.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands (except for number of shares and par value)

	December 31,
	2023	2022
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$56,185	$44,807
Other accounts payable and accrued expenses	49,325	37,792
Short-term debt and current maturities of long-term debt	—	3,917
Operating lease liabilities, current	3,802	3,890
Total current liabilities	109,312	90,406
LONG-TERM LIABILITIES:
Operating lease liabilities, non-current	8,712	8,076
Digital securities liability	—	648
Other long-term liabilities	3,775	6,298
Total liabilities	121,799	105,428
COMMITMENTS AND CONTINGENCIES (Note 11)
Redeemable A shares of NIS 0.001 par value each - Authorized: zero and 2,000,000 shares at December 31, 2023 and 2022 respectively; Issued and outstanding: zero and 983,861 shares at December 31, 2023 and 2022, respectively (**)	—	12,275
SHAREHOLDERS’ EQUITY: (**)
Class A Ordinary shares of NIS 0.001 par value each - Authorized (*): 200,000,000 and 10,000,000 shares at December 31, 2023 and 2022 respectively; Issued and outstanding: 45,319,675 and 38,384,577 shares at December 31, 2023 and 2022, respectively	14	12
Class B Ordinary shares of NIS 0.001 par value each – Authorized (*): 40,000,000 and 2,000,000 shares at December 31, 2023 and 2022 respectively; Issued and outstanding: 11,547,000 and 14,022,549 shares at December 31, 2023 and 2022, respectively	3	4
Additional paid-in capital	178,910	53,707
Accumulated other comprehensive income	2,402	1,738
Retained earnings	101,778	43,244
Total shareholders’ equity	283,107	98,705
Total liabilities and shareholders’ equity	$404,906	$216,408
(*)	Effective as of July 7, 2023, the authorized number of Class A ordinary shares was increased to 200,000,000 and the authorized number of Class B ordinary shares was increased to 40,000,000.
(**)	Issued and outstanding share information is adjusted for the share split effected by way of issuance of bonus shares (Note 13).

The accompanying notes are an integral part of the consolidated financial statements.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollar in thousands (except per share data)

	Year ended
	December 31,
	2023	2022	2021
Net revenue	$508,685	$324,520	$222,555
Cost of revenue	150,456	106,470	69,374
Gross profit	358,229	218,050	153,181
Selling, general and administrative	283,911	190,385	133,669
Operating income	74,318	27,665	19,512
Financial (income) expenses, net	(4,283)	(1,247)	877
Income before taxes on income	78,601	28,912	18,635
Taxes on income	20,067	7,184	4,715
Net income	$58,534	$21,728	$13,920
Earnings per share attributable to Class A and Class B Ordinary and Redeemable A stockholders:
Basic (**)	$1.06	$0.41	$0.26

Diluted (**)	$1.00	$0.39	$0.26
(**)	The results have been adjusted for the issuance of Class B ordinary shares and additional Redeemable A shares and for the share split effected by way of issuance of bonus shares (Note 13).

The accompanying notes are an integral part of the consolidated financial statements.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended
	December 31,
	2023	2022	2021

Net income	$58,534	$21,728	$13,920
Other comprehensive income:
Change in unrealized gains on marketable securities:
Unrealized gains arising during the period, net of tax	664	—	—
Other comprehensive income, net of tax	664	—	—
Comprehensive income	$59,198	$21,728	$13,920

The accompanying notes are an integral part of the consolidated financial statements.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

STATEMENTS OF REDEEMABLE A SHARES AND SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except for number of shares)

									Accumulated
	Redeemable A shares		Class A Ordinary shares		Class B Ordinary shares		Additional		other	Total
	(**)		(**)		(**)		paid-in	Retained	comprehensive	shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	earnings	income	equity
Balance as of January 1, 2021	—	$—	26,130,090	$8	26,130,090	$8	$42,999	$7,596	$1,738	$52,349
Issuance of Redeemable A shares	983,861	12,275	—	—	—	—	—	—	—	—
Share based compensation	—	—	—	—	—	—	2,380	—	—	2,380
Vesting of RSUs	—	—	1,705	(*) —	1,705	(*) —	—	—	—	—
Net income	—	—	—	—	—	—	—	13,920	—	13,920
Balance as of December 31, 2021	983,861	$12,275	26,131,795	$8	26,131,795	$8	$45,379	$21,516	$1,738	$68,649
Conversion of Class B Ordinary shares to Class A Ordinary shares	—	—	12,166,519	4	(12,166,519)	(4)	—	—	—	—
Share based compensation	—	—	—	—	—	—	8,253	—	—	8,253
Exercise of options and vesting of RSUs	—	—	86,263	(*) —	57,273	(*) —	75	—	—	75
Net income	—	—	—	—	—	—	—	21,728	—	21,728
Balance as of December 31, 2022	983,861	$12,275	38,384,577	$12	14,022,549	$4	$53,707	$43,244	$1,738	$98,705
Issuance of Class A Ordinary shares in connection with business combination	—	—	1,313,847	(*) —	—	—	34,895	—	—	34,895
Issuance of Class A Ordinary shares in connection with Initial Public Offering, net	—	—	1,754,385	1	—	—	50,298	—	—	50,299
Issuance of Class A Ordinary shares in connection with digital securities conversion	—	—	23,142	(*) —	—	—	810	—	—	810
Conversion of Redeemable A shares	(983,861)	(12,275)	983,861	(*) —	—	—	12,275	—	—	12,275
Conversion of Class B Ordinary shares to Class A Ordinary shares	—	—	2,503,183	1	(2,503,183)	(1)	—	—	—	—
Exercise of options and vesting of RSUs	—	—	356,680	(*) —	27,634	(*) —	1,747	—	—	1,747
Share based compensation	—	—	—	—	—	—	25,178	—	—	25,178
Other comprehensive income	—	—	—	—	—	—	—	—	664	664
Net income	—	—	—	—	—	—	—	58,534	—	58,534
Balance as of December 31, 2023	—	$—	45,319,675	$14	11,547,000	$3	$178,910	$101,778	$2,402	$283,107
(*)	Represents an amount lower than $1.
(**)	Adjusted for the issuance of Class B and additional Redeemable A shares and for the share split effected by way of issuance of bonus shares (Note 13).

The accompanying notes are an integral part of the consolidated financial statements.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollar in thousands

	Year ended
	December 31,
	2023	2022	2021
Cash flows from operating activities:
Net income	$58,534	$21,728	$13,920
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,605	4,408	4,006
Share-based compensation	24,111	6,697	2,107
Accretion of discount of marketable securities	(547)	—	—
Deferred income taxes	(1,256)	(1,515)	(903)
Increase in trade receivables	(2,340)	(2,435)	(588)
Increase in prepaid expenses and other receivables	(4,299)	(1,802)	(1,306)
Increase in inventories	(13,599)	(18,773)	(35,732)
Increase in trade payables	9,278	7,788	21,087
Increase in other accounts payable and accrued expenses	8,654	23,651	7,103
Change in operating lease right-of-use assets	4,618	5,009	—
Change in operating lease liability	(4,349)	(6,321)	—
Other	45	597	530
Net cash provided by operating activities	87,455	39,032	10,224
Cash flows from investing activities:
Purchase of property, plant and equipment	(2,101)	(2,347)	(2,371)
Capitalization of software development costs	(3,518)	(5,051)	(3,354)
Loan to shareholder	—	—	(3,000)
Repayment of loan to shareholder	—	—	3,000
Investment in marketable securities	(50,012)	—	—
Investment in short term deposits, net	(60,000)	(18,000)	—
Acquisition of businesses, net of cash acquired	(23,173)	—	(11,787)
Other investing activities	(1,187)	(382)	(1,270)
Net cash used in investing activities	(139,991)	(25,780)	(18,782)
Cash flows from financing activities:
Repayment of loans and borrowings	(4,313)	(362)	(318)
Proceeds from Initial Public Offering, net of issuance costs	53,006	(607)	—
Proceeds from issuance of digital securities	—	648	—
Proceeds from exercise of options	1,747	75	—
Other financing activities	(1,629)	—	—
Net cash provided by (used in) financing activities	48,811	(246)	(318)
Effect of exchange rate fluctuations on cash and cash equivalents	(623)	(781)	(359)
Net (decrease) increase in cash, cash equivalents and restricted cash	(4,348)	12,225	(9,235)
Cash, cash equivalents and restricted cash at the beginning of the year	43,114	30,889	40,124
Cash, cash equivalents and restricted cash at the end of the year	$38,766	$43,114	$30,889
Components of cash, cash equivalents, and restricted cash:
Cash and cash equivalents	$36,538	$40,955	$28,827
Restricted cash included within prepaid expenses and other current assets	2,228	2,159	2,062
Total cash, cash equivalents and restricted cash	$38,766	$43,114	$30,889
Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$(73)	$(210)	$(168)
Cash paid during the year for income tax	$(11,228)	$(1,945)	$(696)
Supplemental disclosures of non-cash investing and financing activities:
Offering costs accrued but not yet paid	$2,100	$—	$—
Issuance of shares in connection with business combination	$34,895	$—	$12,275
Conversion of Redeemable A shares and digital securities into Class A ordinary shares upon Initial Public Offering	$13,085	$—	$—
Non-cash compensation capitalized as part of capitalization of software development costs	$1,067	$1,577	$397
Lease liabilities arising from obtaining right-of-use assets	$4,667	$1,079	$—

The accompanying notes are an integral part of the consolidated financial statements.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: - GENERAL

a.	Oddity Tech Ltd., an Israeli corporation, together with its subsidiaries (the “Company”) is a consumer-tech company which builds and scales digital-first brands designed to disrupt the offline-dominated beauty and wellness industries. The Company leverages data science, machine learning and computer vision capabilities to identify consumer needs and develop solutions in the form of beauty, wellness and tech products.
b.	On May 12, 2023, the Company completed the acquisition of 100% of the shares of Revela Inc. (“Revela”), a US biotechnology company engaged in molecule discovery. Refer to Note 3.
c.	On July 19, 2023, the Company completed its Initial Public Offering (“IPO”), in which it issued 1,754,385 shares of Class A Ordinary shares at an offering price of $35.00 per share. The Company raised net proceeds of $50,299. Refer to Note 13.

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

a.	Basis of presentation and principles of consolidation:

These consolidated financial statements have been prepared in accordance with U.S. GAAP as set forth in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). The consolidated financial statements include accounts of the Company’s wholly owned subsidiaries which the Company controls. All intercompany account balances and transactions are eliminated upon consolidation.

b.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they were made.

These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

c.Financial statements in U.S. dollars:

The functional currency for the Company and its subsidiaries is determined based on the primary economic environment in which the companies operate that is U.S. dollar (the “functional currency”). Accordingly, transactions denominated in currencies other than the functional currency are re-measured to the functional currency in accordance with ASC No. 830, “Foreign Currency Matters”. All transaction gains and losses from the re-measured monetary balance sheet items are reflected in the statements of income as financial income or expenses, as appropriate.

d.	Cash equivalents:

Cash equivalents are short-term unrestricted highly liquid investments that are readily convertible into cash, with original maturities of three months or less at the date of deposit.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Restricted cash:

Restricted cash consists of deposits used as security for the Company’s credit facilities, credit cards and lease agreements. As of December 31, 2023 and 2022, restricted cash amounted to $2,228 and $2,159, respectively, and is included within prepaid expenses and other current assets.

f.	Short-term deposits:

Short-term deposits are deposits with an original maturity of more than three months but less than one year from the date of purchase. Accrued interest in deposits is classified as other current assets. As of December 31, 2023 and 2022, the Company’s bank deposits were denominated in U.S. dollars and bore interest at weighted-average interest rates of 6.7% and 5.1%, respectively.

g.	Trade receivables:

The Company records trade receivables for amounts invoiced. The Company makes estimates of expected credit losses based upon its assessment of various factors, including historical experience, the age of the trade receivables balances, and other factors that may affect its ability to collect from customers. The estimated credit loss allowance is recorded as general and administrative expenses on the Company’s consolidated statements of income. For the year ended December 31, 2023 credit losses were immaterial.

h.Marketable securities:

The Company accounts for investments in marketable debt securities in accordance with ASC No. 320, “Investments - Debt Securities”. The Company determines the appropriate classification of its investments at the time of purchase and reevaluates such designation at each balance sheet date. The Company classifies all of its debt marketable securities as available-for-sale as the Company may sell these securities at any time for use in its current operations or for other purposes, even prior to maturity. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive income (loss) in shareholders’ equity.

Realized gains and losses on sale of investments are included in financial expenses (income), net and are derived using the specific identification method for determining the cost of securities sold. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in financial expenses (income), net.

For debt securities in an unrealized loss position, the Company determines whether a credit loss exists. The credit loss is estimated by considering available information relevant to the collectability of the security and information about past events, current conditions, and reasonable and supportable forecasts. Any credit loss is recorded as a charge to financial expenses (income), net, not to exceed the amount of the unrealized loss. Unrealized losses other than the credit loss are recognized in OCI. If the Company has an intent to sell, or if it is more likely than not that it will be required to sell a debt security in an unrealized loss position before recovery of its amortized cost basis, the Company will write down the security to its fair value and record the corresponding charge as a component of financial expenses (income), net.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company classifies its marketable securities as either short-term or long-term based on each instrument’s underlying contractual maturity date as well as the intended time of realization. Marketable securities with maturities of 12 months or less are classified as short-term and marketable securities with maturities greater than 12 months are classified as long-term.

The Company did not recognize an allowance for credit losses on marketable securities as the expected losses were not material for the year ended December 31, 2023.

i.Fair value of financial instruments:

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value are classified and disclosed in the following three categories:

Level 1-	Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at measurement date.
Level 2-	Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3-

Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The carrying amounts of cash and cash equivalents, restricted cash, short-term deposits, trade receivables, prepaid expenses and other current assets, trade payables and other accounts payables approximate their fair value due to the short-term maturity of such instruments.

j.Inventories:

Inventory costs include costs incurred to bring inventory to its current condition, including materials, manufacturing costs, inbound freight, duties and other costs. The Company values its inventory at cost, using an average costing method. Net realizable value is estimated based upon assumptions made about future demand and market conditions. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, a charge to cost of revenue is recorded to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of revenue in the period in which such a determination was made.

k.Property, plant and equipment:

Property, plant and equipment are stated at cost, net of accumulated depreciation. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated statements of income in the period realized. Maintenance and repairs are expensed as incurred.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Property, plant and equipment items are depreciated on a straight-line basis over the estimated useful lives of the assets, as follows:

Years
Computers and electronic equipment	3 – 7
Office furniture and equipment	7 – 15
Molds and others	7
Leasehold improvements	Shorter of lease term or estimated useful life

l.	Impairment of long-lived assets and intangible assets subject to amortization, including right-of-use (“ROU”) lease asset:

Long-lived assets held and used by the Company are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured as the amount of which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2023, 2022 and 2021, no impairment was identified.

m.	Business combination:

The Company applies the provisions of ASC 805, “Business Combination” and allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill.

When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets.

Significant estimates in valuing certain intangible assets include but are not limited to future expected cash flows from acquired technology from a market participant perspective, useful lives and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred (see also Note 3).

n.Goodwill:

Goodwill reflects the excess of the consideration transferred, including the fair value of any contingent consideration, over the assigned fair values of the identifiable net assets acquired at the acquisition date. Goodwill is not amortized, and is tested for impairment at least on an annual basis. The Company operates as one reporting unit. The Company tests goodwill for impairment annually in the fourth quarter and whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable. When testing goodwill for impairment, the Company may first perform a qualitative assessment. If the Company determines it is not more likely than not that the reporting unit’s fair value is less than its carrying amount, then no further analysis is necessary. If the Company determines that it is more likely than not that the reporting unit’s fair value is less than its carrying amount, then the quantitative impairment test will be performed.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company may elect to bypass the qualitative assessment and proceed directly to performing a quantitative analysis. Under the quantitative impairment test, if the carrying amount of the Company’s reporting unit exceeds its fair value, the Company will recognize an impairment loss in an amount equal to that excess but limited to the total amount of goodwill.

During the years ended December 31, 2023, 2022 and 2021, no impairment of goodwill has been identified.

o.Internal use software costs:

The Company capitalizes certain costs associated with the development of its online platforms and its proprietary technology after the preliminary project stage is complete and until the software is ready for its intended use. Costs incurred during the preliminary project stage or costs incurred for data conversion activities, training, maintenance, and general and administrative or overhead costs are expensed as incurred. Capitalization begins when the preliminary project stage is complete, management authorizes and commits to the funding of the software project with the required authority, it is probable the project will be completed, the software will be used to perform the functions intended and certain functional and quality standards have been met.

Qualified costs incurred during the operating stage of the Company’s software applications relating to upgrades and enhancements are capitalized to the extent it is probable that they will result in added functionality, while costs that cannot be separated between maintenance and minor upgrades and enhancements to websites and internal use software are expensed as incurred. Capitalized website and software development costs are amortized on a straight-line basis over their estimated useful life beginning with the time when it is ready for intended use. Amortization expenses are included under selling, general and administrative expenses in the consolidated statements of income. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

During the years ended December 31, 2023, 2022 and 2021, the Company capitalized $4,585, $6,628 and $3,751 of website and software development costs, respectively.

p.Intangible assets:

Intangible assets are amortized over their estimated useful lives using the straight-line method, at the following annual period ranges:

Years
Internal-used software	3 – 5
Technology	3 – 10
Other intangibles	5 – 20

q.Concentration of credit risk:

The Company is subject to certain risks, including exposure to risks associated with the online commerce environment, credit card fraud, as well as the interpretation of state and local laws and regulations in regard to the collection and remittance of sales and use taxes. The Company does not have significant vendor concentrations.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, short-term deposits, marketable securities and trade receivables.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s cash and cash equivalents, restricted cash and short-term deposits are invested in major banks in the United States and Israel. The Company is exposed to credit risk in the event of default by the financial institutions to the extent of the amounts recorded on the accompanying consolidated balance sheets exceed federally insured limits. The Company places its cash and cash equivalents, restricted cash and short-term deposits with financial institutions with high-quality credit ratings and has not experienced any losses in such accounts.

The Company’s marketable securities consist of investments in government and corporate debentures. The Company’s investment policy, approved by the Board of Directors, limits the amount that the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

The Company’s trade receivables are derived mainly from sales to customers in the United States, Canada, the UK, Europe, Australia and Israel. The Company’s sales are primarily based on credit card transactions and therefore bear minimal credit risk.

The Company performs ongoing credit evaluations of its customers and records allowance for credit losses accounts to the extent that the amount is not collectible. For each of the years ended December 31, 2023, 2022 and 2021 there was no individual customer that accounted for 10% or more of the Company’s revenue.

r.Digital securities:

The Company accounts for securities issued as either equity-classified or liability-classified instruments based on an assessment of the digital securities specific terms and applicable authoritative guidance. The assessment considers whether the digital securities are freestanding financial instruments, meeting the definition of a liability under ASC 480, “Distinguishing Liabilities from Equity” or meeting all the requirements for equity classification, including whether the digital securities are indexed to the Company’s stock and whether the digital securities holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification under ASC 815-40. This assessment, which requires the use of professional judgment, is conducted at the time of issuance and as of each subsequent reporting period end.

Digital securities that meet all the criteria for equity classification are required to be recorded as a component of additional paid-in capital. Digital securities that do not meet all the criteria for equity classification, are required to be recorded as liabilities at their initial fair value on the date of issuance and remeasured to fair value at each balance sheet date thereafter.

As of December 31, 2022, all the outstanding digital securities (see Note 18) were classified as liabilities. Changes in the estimated fair value of the digital securities are recognized in financial expenses (income), net in the consolidated statements of income. Digital securities are classified within Level 3 as the valuation inputs are based on unobservable inputs. Changes in fair value were immaterial during 2022 and 2023.

With the closing of the Company’s Initial Public Offering as described in Note 13, all digital securities were converted to Class A Ordinary shares. As of December 31, 2023, there was no outstanding liability with respect to the digital securities.

s.Severance pay:

Israeli parent:

Severance liability is calculated (pursuant to Israeli severance pay law for all Israeli employees) based on the most recent salary of each employee multiplied by the number of years of employment as of the balance sheet date.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company makes monthly deposits with certain insurance companies and pension funds on behalf of each employee. The value of these deposits was recorded as an asset in the Company’s balance sheet. The deposited funds made for those employees include profits accumulated up to the balance sheet date. The deposited funds could be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds was based on the cash surrendered value of these deposits and include profits.

The Company’s liability for severance pay is partially covered by the provisions of Section 14 of the Severance Pay Law (“Section 14”). Under Section 14 employees are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, deposited on their behalf to their insurance funds.

Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. As a result, the Company does not recognize any liability for severance pay due to these employees and the deposits under Section 14 are not recorded as an asset in the Company’s consolidated balance sheets.

During the years ended December 31, 2023, 2022 and 2021, severance expenses were $893, $959 and $647, respectively.

t.Defined benefit plan:

U.S. subsidiary:

The U.S. subsidiary has a defined benefit plan (the “Benefit Plan”) under the provisions of Section 401(k) of the Internal Revenue Code (the “Code”), which covers eligible U.S. employees as they are defined in the Benefit Plan. Participants may elect to contribute up to a maximum amount as prescribed by the Code. The U.S. subsidiary, at its discretion, makes matching contributions of up to 4% of the participant’s compensation. During the years ended December 31, 2023, 2022 and 2021, the expenses were immaterial.

u.Leases:

On January 1, 2022, the Company adopted Accounting Standards Update (“ASU”) No. 2016-02, Leases (“Topic 842”) using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2022 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with the historical accounting requirements under Topic 840.

The Company elected the package of practical expedients permitted under the transition guidance, which allowed it to carry forward the historical lease classification, the assessment on whether a contract was or contains a lease, and the initial direct costs for any leases that existed prior to January 1, 2022.

Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: the lease transfers ownership of the asset by the end of the lease term, the lease contains an option to purchase the asset that is reasonably certain to be exercised, the lease term is for a major part of the remaining useful life of the asset, the present value of the lease payments equals or exceeds substantially all of the fair value of the asset, or the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

A lease is classified as an operating lease if it does not meet any one of these criteria. Since all the Company’s lease contracts do not meet any of the criteria above, the Company concluded that all its lease contracts should be classified as operating leases.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Under Topic 842, the Company determined if an arrangement is a lease at inception. ROU assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considered only payments that are fixed and determinable at the time of commencement. As most of the Company’s leases do not provide an implicit rate, the Company used its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. Variable lease costs are expensed as incurred on the consolidated statements of income.

Operating leases are included in operating lease ROU assets, operating lease liabilities, current, and operating lease liabilities, non-current on the consolidated balance sheets.

v.Revenue recognition:

The Company recognizes revenue in accordance with ASC No. 606, “Revenue from Contracts with Customers” (“ASC 606”). Under ASC 606, the Company recognizes revenue when its customers obtain control of promised goods or services in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company determines revenue recognition through the following steps:

1.	Identification of the contract, or contracts, with a customer;
2.	Identification of the performance obligations in the contract;
3.	Determination of the transaction price;
4.	Allocation of the transaction price to the performance obligations in the contract; and
5.	Recognition of revenue when, or as, the performance obligations are satisfied.

The Company derives its revenue primarily from the sale of beauty and wellness products through its online direct-to-consumer model based on its proprietary technology. Revenue is recognized when the control of the products is transferred to the customer, which is when the products are shipped to the customer. The Company also offers a “Try Before You Buy” program, which allows some of its customers to order certain products and pay for the products after the trial period ends. Under ASC 606 the Company recognizes revenue for orders placed under the program when the trial period lapses.

The Company recognizes revenue in an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer. Sales and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. Shipping fees charged to customers are reported within revenue.

The Company accounts for shipping and handling costs as fulfillment costs which are classified as part of cost of revenue.

The Company records a reserve for estimated product returns in each reporting period. This reserve is calculated using historical return trends and is recorded within other accounts payable and accrued expenses. Any difference between the actual returns and previous estimates is adjusted in the period in which such returns occur. The sales refund reserve as of December 31, 2023, 2022 and 2021 was immaterial.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For the years ended December 31, 2023, 2022 and 2021 the Company recognized $4,488, $1,638 and $1,615 of revenue that was deferred as of December 31, 2022, 2021 and 2020, respectively. Deferred revenue as of December 31, 2023 amounted to $13,920 and is expected to be recognized within the twelve-month period when the performance obligation is satisfied.

w.Cost of revenue:

Cost of revenue consists principally of the costs to procure the Company’s products, including the amounts invoiced by third-party contract manufacturers and suppliers for inventory, as well as inbound and outbound shipping costs, duties and other related costs and inventory write-offs. Cost of revenue also includes third-party fulfillment costs, warehousing, depreciation and amortization and packaging costs.

x.Operating expenses:

Selling, general and administrative expenses primarily consist of marketing and advertising expenses, employee-related costs including salaries, benefits and share-based compensation, rents, software and product research and development costs, depreciation and amortization expense, professional fees, payment processing fees and other general expenses.

Advertising costs are expensed as incurred and were $125,625, $92,048 and $63,771 for the years ended December 31, 2023, 2022 and 2021, respectively.

y.Accounting for share-based compensation:

The Company accounts for share-based compensation in accordance with ASC No. 718, “Compensation - Stock Compensation” (“ASC 718”) which requires companies to estimate the fair value of equity-based payment awards on the grant date using an option-pricing model. The Company recognizes forfeitures of awards as they occur.

For stock options awards which are subject to service conditions, the Company selected the Black-Scholes option pricing model as the most appropriate model for determining the fair value of the options. For restricted stock units and performance stock units the Company determines the fair value of the awards based on the closing market value of the underlying shares at the date of grant. For stock awards subject to market conditions, the fair value of such awards is estimated on the grant date using Monte Carlo simulations.

The Company recognizes compensation expenses for the value of its awards granted based on the straight-line attribution method over the requisite service period of each of the awards. For performance-based awards, stock-based compensation expense is recognized over the expected performance achievement period of individual performance milestones when the achievement of each individual performance milestone becomes probable. For stock awards with a vesting schedule based on time vesting and market conditions, stock-based compensation expense associated with each tranche is recognized over the expected achievement period for the related milestone and time vesting for each tranche.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.Income taxes:

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes” (“ASC 740”). ASC 740 prescribes the use of the liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value, if it is more likely than not that a portion or all of the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions in accordance with ASC 740-10. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative probability) likely to be realized upon ultimate settlement.

The Company establishes reserves for uncertain tax positions based on the evaluation of whether or not the Company’s uncertain tax position is “more likely than not” to be sustained upon examination. The Company records interest and penalties pertaining to its uncertain tax positions in the financial statements as income tax expense.

aa.Basic and diluted earnings per share:

The Company computes earnings per share using the two-class method. Basic earnings per share is computed using the weighted-average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. Potentially dilutive securities consist of share-based compensation awards. The dilutive effect of share-based compensation awards is reflected in diluted earnings per share by application of the treasury stock method.

The distribution rights of Class A and Class B ordinary shares and Redeemable A shares are identical. As a result, the undistributed earnings are allocated based on the contractual participation rights of Class A and Class B ordinary shares and Redeemable A shares as if the earnings for the year had been distributed. As the dividend rights are identical, the undistributed earnings are allocated on a proportionate basis.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ab.Operating segments:

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to make operating decisions, allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer. The Company operates in one operating segment and this segment comprises the only reporting unit.

ac.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC No. 220, “Comprehensive Income”. Other comprehensive income consists of unrealized net gains and losses on marketable securities and foreign currency translation adjustments that have been excluded from the determination of net income.

The following table shows the components of accumulated other comprehensive income, net of taxes:

	Year ended December 31, 2023
	Unrealized	Foreign
	gains (losses)	currency
	on marketable	translation
	securities	adjustments	Total
Beginning balance	$—	$1,738	$1,738
Other comprehensive income	664	—	664

Ending balance	$664	$1,738	$2,402

ad.Recently issued and recently adopted accounting pronouncements:

As an “emerging growth company”, the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act and as a result of this election, the financial statements may not be comparable to companies that comply with public company effective dates. The adoption dates discussed below reflect this election.

On January 1, 2022, the Company adopted Topic 842, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding ROU assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The Company adopted the new guidance using the modified retrospective transition approach by applying the new standard to all leases existing on the date of initial application and not restating comparative periods. Upon adoption, the Company recognized total ROU assets and corresponding liabilities of $17,208 on the consolidated balance sheets. The ROU assets include adjustments for prepayments and accrued lease payments. The adoption did not impact the beginning balance of retained earnings, or prior year consolidated statements of income and statements of cash flows.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance is effective for the Company beginning January 1, 2023. The adoption did not have a significant impact on the consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”). ASU 2021-08 requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606, Revenue from Contracts with Customers, as if it had originated the contracts. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023. ASU 2021-08 is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 is intended to improve transparency of income tax disclosure by requiring income tax disclosures to contain consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. This standard affects the disclosure of income taxes, not the accounting for income taxes. This standard is effective for the Company for the annual period beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact of the adoption of ASU 2023-09.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. This standard is effective for the Company for annual periods beginning after December 15, 2023 and interim periods beginning after December 15, 2024. The Company is currently evaluating the impact of the adoption of ASU 2023-07.

NOTE 3: - ACQUISITIONS

On May 12, 2023, the Company completed the acquisition of 100% of the shares of Revela Inc. (“Revela”), a U.S. biotechnology company, in order to merge its technology into the Company’s product development process.

The consideration transferred included (i) cash consideration of $32,514, (ii) 701,591 of the Company’s Class A Ordinary shares (valued at closing at $19,042) and (iii) equity classified contingent consideration of 612,256 Class A Ordinary shares which are subject to certain performance milestones and restrictions as specified in the agreement (valued at closing at $15,853). The total consideration transferred in respect of the acquisition was $67,409. In addition, the transaction includes additional consideration related to compensation for post-combination services.

The results of Revela’s operations have been included in the consolidated financial statements since May 12, 2023. Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company’s consolidated statements of income.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3: - ACQUISITIONS (Cont.)

The Company accounted for the transaction using the acquisition method, which requires, among other things, that the assets acquired, and liabilities assumed, in a business combination be recognized at their respective estimated fair values as of the acquisition date. The following table summarizes the fair values of the assets acquired and liabilities assumed:

Tangible assets (including receivables, property and equipment and other)	$9,418
Deferred tax liability, net	(1,251)
Intangible assets:
Technology	10,575
Goodwill	48,667
Total purchase price	$67,409

The acquired technology was valued using the multi-period excess earnings method under the income approach. This method reflects the present value of the projected cash flows that are expected to be generated by the acquired technology after making adjustments for the cash flow contributions of other assets, which are also known as contributory asset charges.

The weighted-average useful life for the Technology purchased is 8 years.

Goodwill generated from the above business combinations is attributed to synergies between the Company’s and the acquired business and is not deductible for income tax purposes. The acquisition- related costs were immaterial.

NOTE 4: -	CASH AND CASH EQUIVALENTS, RESTRICTED CASH, SHORT-TERM DEPOSITS AND MARKETABLE SECURITIES

	December 31,
	2023	2022
Cash, cash equivalents and restricted cash:

Cash	$25,594	$25,955
Short-term deposits	—	15,000
Restricted cash (included within prepaid expenses and other current assets)	2,228	2,159
Money market funds	10,944	—
Total cash, cash equivalents and restricted cash	38,766	43,114

Short-term deposits	78,000	18,000
Marketable securities	51,615	—

Total cash and cash equivalents, restricted cash, short-term deposits and marketable securities	$168,381	$61,114

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4: -	CASH AND CASH EQUIVALENTS, RESTRICTED CASH, SHORT-TERM DEPOSITS AND MARKETABLE SECURITIES (Cont.)

The following table classifies the Company’s marketable securities by contractual maturities:

	December 31,
	2023		2022
	Amortized		Amortized
	Cost	Fair Value	Cost	Fair Value
Contractual maturity year:
Within one year	$1,143	$1,108	$—	$—
After one year through five years	49,609	50,507	—	—
Total	$50,752	$51,615	$—	$—

As of December 31, 2023, interest receivable amounted to $535 and is included within prepaid expenses and other current assets on the consolidated balance sheet.

As of December 31, 2023, no continuous unrealized losses for 12 months or greater were identified.

As of December 31, 2023, the amortized cost and fair value of marketable securities were as follows:

	December 31, 2023
		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Government bonds	$8,367	$37	$(49)	$8,355
Corporate bonds	42,385	999	(124)	43,260
Total	$50,752	$1,036	$(173)	$51,615

NOTE 5: - FAIR VALUE MEASUREMENT

In accordance with ASC No. 820, the Company measures its money market funds, short-term deposits and marketable securities contracts at fair value. Money market funds and marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

The following tables set forth the fair value of the Company’s financial assets measured at fair value as of:

	December 31,
	2023			2022
	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash	$25,594	$—	$25,594	$25,955	$—	$25,955
Restricted cash	2,228	—	2,228	2,159	—	2,159
Cash equivalents
Money market funds	10,944	—	10,944	—	—	—
Short term deposits	—	—	—	15,000	—	15,000
Short-term deposits	78,000	—	78,000	18,000	—	18,000
Marketable securities	10,585	41,030	51,615	—	—	—
Total	$127,351	$41,030	$168,381	$61,114	$—	$61,114

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6: - INVENTORIES

	December 31,
	2023	2022
Raw materials and work in progress	$26,703	$27,307
Finished goods	57,403	42,923
Total	$84,106	$70,230

Write down to reduce inventories to net realizable value as of December 31, 2023 and 2022 amounted to $2,965 and $2,236, respectively.

NOTE 7: - PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2023	2022
Cost:
Computers, software and electronic equipment	$4,101	$2,827
Office, furniture and equipment	1,854	1,690
Molds and others	2,778	2,446
Leasehold improvements	16,584	16,161
	25,317	23,124
Less - accumulated depreciation	(16,072)	(13,656)
Property, plant and equipment, net	$9,245	$9,468

Depreciation and amortization expenses for the years ended December 31, 2023, 2022 and 2021 amounted to $2,458, $2,535 and $2,803, respectively.

NOTE 8: - GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill:

	2023	2022
Balance as of January 1,	$16,237	$16,237
Acquisition	48,667	—
Balance as of December 31,	$64,904	$16,237

b.	Other intangible assets, net:

	December 31, 2023
	Gross		Net
	carrying	Accumulated	carrying
	amount	amortization	amount
Internal-used software	$20,297	$(6,078)	$14,219
Technology	23,153	(3,145)	20,008
Other intangibles	2,798	(1,024)	1,774
Total intangible assets	$46,248	$(10,247)	$36,001

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: - GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

	December 31, 2022
	Gross		Net
	carrying	Accumulated	carrying
	amount	amortization	amount
Internal-used software	$15,711	$(3,089)	$12,622
Technology	13,033	(311)	12,722
Other intangibles	2,147	(691)	1,456
Total intangible assets	$30,891	$(4,091)	$26,800

c.	Amortization expenses for the years ended December 31, 2023, 2022 and 2021 amounted to $6,147, $1,873 and $1,203 respectively.
d.The estimated future amortization expense of other intangible assets as of December 31, 2023 is as follows:

2024	$6,869
2025	7,181
2026	7,542
2027	6,924
2028	3,652
Thereafter	3,833
$36,001

NOTE 9: - OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2023	2022
Employees and related accruals	$6,388	$19,370
Government authorities	24,743	12,904
Deferred revenue	13,920	4,488
Other	4,274	1,030
Total	$49,325	$37,792

NOTE 10: - LOANS

2016 Credit Line Agreement:

On May 10, 2016, the Company entered into a credit line agreement with a bank (the “2016 Credit Line Agreement”), denominated in New Israeli Shekels (“NIS”), pursuant to which the Company may withdraw an aggregate principal amount of up to NIS 25,000,000 ($6,893 according to the applicable exchange rate as of December 31, 2023). The 2016 Credit Line has a maturity date of one year which is automatically renewed on an annual basis. The principal amount will bear interest at a floating per annum rate equal to prime plus 1.4% and additional annual fee of 0.4% of the unused credit line. During the year ended December 31, 2023, the Company repaid the outstanding balance in the amount of $3,569. Interest expense was immaterial for the years ended December 31, 2023, 2022 and 2021.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:  - CONTINGENCIES

Litigation:

From time to time, the Company is party to various legal proceedings, claims and litigation that arise in the normal course of business. In the opinion of management, the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows. Accruals for loss contingencies are recorded when a loss is probable, and the amount of such loss can be reasonably estimated.

NOTE 12: - LEASES

The Company has entered into various non-cancelable operating lease agreements for certain office spaces, stores and motor vehicles. The leases have remaining lease terms of up to 5 years, some of which may include options to extend the leases for up to an additional 5 years. The Company does not assume renewals in its determination of the lease term unless the renewals are considered as reasonably assured.

The components of operating lease cost recorded under operating expenses were as follows:

	December 31,
	2023	2022
Fixed cost and variable cost that depend on index	$5,216	$5,133
Short-term lease cost	1,063	364
	$6,279	$5,472

Supplemental balance sheet information related to operating leases is as follows:

	December 31,
	2023	2022
Operating lease ROU assets	$13,557	$13,278
Operating lease liabilities, current	3,802	3,890
Operating lease liabilities, non-current	8,712	8,076
Weighted-average remaining lease term (in years)	4.47	4.23
Weighted-average discount rate	3.30%	1.67%

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2023, were as follows:

2024	$4,146
2025	3,497
2026	1,815
2027	1,263
2028	987
Thereafter	1,860
Total undiscounted lease payments	13,568
Less: imputed interest	(1,054)
Present value of lease liabilities	$12,514

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: - SHAREHOLDERS’ EQUITY

a.	Ordinary shares:

In February 2022, the Company amended its articles of association to include a dual class ordinary share structure pursuant to which the Company will have two classes of ordinary shares outstanding: Class A Ordinary shares and Class B Ordinary shares. The rights of the holders of Class A Ordinary shares and Class B Ordinary shares are identical, except with respect to voting rights, conversion rights, and transfer rights. Immediately after the effectiveness of the dual class structure, the Company issued and distributed Class B Ordinary shares to the holders of Class A Ordinary shares on a one-for-one ratio, such that each holder of one Class A Ordinary share received one Class B Ordinary share. In addition, Redeemable A shareholders received additional Redeemable A shares on a one-for-one ratio. Holders of the Class A Ordinary shares and Class B Ordinary shares will vote together as a single class on all matters submitted to a vote of shareholders except as otherwise provided in the Company’s amended and restated articles of association or as required by applicable law.

These consolidated financial statements have been retroactively adjusted to give effect to the dual class share structure for all periods presented.

During 2023 and 2022, a total of 2,503,183 and 12,166,519 Class B Ordinary shares were converted to Class A Ordinary shares, respectively.

On July 7, 2023, a 15.396 forward share split of the Company’s then-outstanding ordinary shares was effected by way of issuance of 14.396 bonus shares on each one outstanding ordinary share. All information related to the Company’s Class A and Class B Ordinary shares, Redeemable A shares, share options and restricted share units, including in notes 13 and 14, have been retroactively adjusted to give effect to the issuance of bonus shares for all periods presented.

1.Class A Ordinary shares:

Confer upon their holders voting rights, rights to receive dividends and certain other rights as described in the Company’s articles of association and under the applicable law.

2.	Class B Ordinary shares:

Confer upon their holders identical rights as Class A Ordinary shares, except with respect to voting rights, conversion rights, and transfer rights. Each holder of Class B Ordinary shares shall be entitled to ten votes for each Class B Ordinary share. Each Class B Ordinary share is convertible at any time at the option of the holder into one Class A Ordinary share. In addition, each Class B Ordinary share will convert automatically on a one-for-one basis into a Class A Ordinary share upon the sale or transfer of such Class B Ordinary share, other than excluded transfers as further described in the Company’s amended and restated articles of association.

b.	Redeemable A shares:

Redeemable A shares confer upon their holders rights to receive dividends and certain other rights as described in the Company’s articles of association and under the applicable law with no voting rights. The holder of such shares has a redemption right in the case that the Company does not consummate a Deemed Liquidation Event (as defined in the Company’s articles of association) prior to the second anniversary of the date of the issuance of the Redeemable A shares for an aggregated redemption value of $12,000.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: - SHAREHOLDERS’ EQUITY (Cont.)

The deemed liquidation preference provisions of the Redeemable A shares are considered contingent redemption provisions that are not solely within the Company’s control. Accordingly, the Redeemable A shares were presented outside of permanent equity in the temporary equity (mezzanine) section of the consolidated financial statements.

During the years ended December 31, 2023 and 2022, the Company did not adjust the carrying values of the redeemable shares to the deemed liquidation values of such shares since the Redeemable A shares carrying amount exceeds the redemption value. On July 19, 2023, in connection with the IPO, the conversion conditions of Redeemable A shares were met and all Redeemable A shares were converted to 983,861 Class A Ordinary shares.

c.	Initial Public Offering:

On July 19, 2023, the Company completed its IPO, in which it issued 1,754,385 shares of its Class A Ordinary shares at an offering price of $35.00 per share. The Company raised net proceeds of $50,299 after deducting underwriting discounts and commissions and other issuance costs.

Immediately prior to the closing of the IPO, all the outstanding Redeemable A shares and the digital securities were automatically converted into Class A Ordinary shares.

d.	Share based compensation:

On April 1, 2020, the Company’s board of directors adopted the IL Makiage Cosmetics (2013) Ltd. 2020 Equity Incentive Plan (the “2020 Plan”).

The 2020 Plan provides for the grant of share options, share awards and restricted shares to the Company’s and its affiliates’ respective employees, non-employee directors and consultants.

The options generally vest over four years and have 5-10 years contractual terms. Following the IPO, the Company ceased granting new awards under the 2020 Plan.

Prior to the IPO, all holders of options and RSUs, which were exercisable for one Class A and one Class B Ordinary share, notified the Company that they wished to convert their right to Class B Ordinary shares to Class A Ordinary shares. In addition, adjustments resulting from the issuances of the bonus shares were made to the number of the outstanding options and RSUs and their exercise price in accordance with the terms of the Company’s 2020 Plan and the award agreements. All other terms of such options and RSUs have remained without change and as set forth in the award agreement of each respective option or RSU holder. Awards granted under the 2020 plan after February 2022 are exercisable only to Class A Ordinary shares. The change in the underlying shares was reflected in the tables below.

On June 22, 2023, the Company’s board of directors adopted the 2023 Incentive Award Plan (the “2023 Plan”).

The 2023 Plan provides for the grant of share options, share awards and restricted shares to the Company’s and its affiliates’ respective employees, non-employee directors and consultants. The options generally vest over four years and have 5-10 years contractual terms. Any option that is forfeited or canceled before expiration becomes available for future grants under the 2023 Plan. As of December 31, 2023, the number of Ordinary shares reserved and available for grant and issuance pursuant to the 2023 Plan was 4,307,070.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: - SHAREHOLDERS’ EQUITY (Cont.)

Share Options

A summary of the Company’s stock options that are exercisable for Class A Ordinary shares is as follows:

			Weighted
			average
		Weighted	remaining
		average	contractual	Aggregate
	Number	exercise	terms	intrinsic
	of options	price	(in years)	value
Outstanding at beginning of year	5,533,693	$9.61	5.37	$84,968
Granted (*)	6,622,625	27.29
Exercised	(258,633)	6.75
Forfeited	(71,138)	8.57
Outstanding at end of year	11,826,547	$19.58	4.68	$318,680
Exercisable at end of year	4,502,511	$9.54	4.23	$166,542

(*)includes 6,462,003 options subject to market conditions.

The weighted-average grant date fair value of options granted during the years ended December 31, 2023, 2022 and 2021 was $8.59, $14.47 and $3.51, respectively.

As of December 31, 2023, there were $50,789 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the 2020 Plan and 2023 Plan. This expense is expected to be recognized over a period of approximately 4 years.

The weighted-average assumptions used in the Black-Scholes model for the fair value of stock options granted during the years ended December 31, 2023, 2022 and 2021 are as follows:

	Year ended December 31,
	2023	2022	2021
Risk-free interest rate	3.60%-3.89%	1.35%-4.13%	0.46%-1.18%
Expected term (in years)	3.31-4.00	3.31-3.61	2.5-6.13
Expected volatility	40%	40%	40%
Expected dividend yield	0%	0%	0%

The risk-free interest rate is based on the U.S. Treasury yield for notes with maturities approximating each grant’s expected life. The expected term of the grants was determined based on the simplified method permitted by Staff Accounting Bulletin No. 110 which is the average of the vesting period and the contractual term of the options. As there is insufficient historical data for the Company, the expected volatility determination was based on comparable companies’ share volatility as defined in ASC 718.

The expected dividend yield assumption is based on the Company’s historical experience and expectation of no future dividend payouts. The Company has historically not paid cash dividends and has no foreseeable plans to pay cash dividends in the future. Commencing July 19, 2023, the Company’s shares are publicly traded and the fair value of ordinary shares underlying the options is based on the market value of the shares. Prior to the IPO, the fair value of the shares has been determined by management with the assistance of a third-party valuation firm and was approved by the Company’s board of directors.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: - SHAREHOLDERS’ EQUITY (Cont.)

Restricted Share Units

The following table summarizes the activities for unvested RSUs that settle upon vesting into one Class A Ordinary share for the year ended December 31, 2023:

	Number of	Number of
	RSUs	PSUs (*)	Total
Outstanding as of January 1, 2023	315,341	—	315,341
Granted	661,203	364,758	1,025,961
Vested	(125,681)	—	(125,681)
Forfeited	(15,683)	—	(15,683)
Outstanding as of December 31, 2023	835,180	364,758	1,199,938

(*)restricted share units which are subject to certain performance conditions.

The weighted average fair values at the grant date of RSUs and PSUs granted for the year ended December 31, 2023 were $27.98.

As of December 31, 2023, there were $27,966 of total unrecognized compensation costs related to RSUs granted under the 2020 Plan and 2023 Plan. This expense is expected to be recognized over a period of approximately 4 years.

e.	Employee Share Purchase Plan:

Immediately prior to the IPO, the Company adopted the 2023 Employee Share Purchase Plan (the “ESPP”). As of December 31, 2023, a total of 1,131,000 shares were reserved for issuance under the ESPP.

NOTE 14: - EARNINGS PER SHARE

The Company computes earnings per share of Class A Ordinary, Class B Ordinary and Redeemable A shares using the two-class method. Basic earnings per share is computed using the weighted-average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. Potentially dilutive securities consist of employee stock options and restricted stock units. The dilutive effect of outstanding employee stock options and restricted stock units is reflected in diluted earnings per share by application of the treasury stock method.

The rights, including the liquidation and dividend rights, of the holders of the Company’s Class A Ordinary, Class B Ordinary and Redeemable A shares are identical, except with respect to voting. As a result, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A Ordinary, Class B Ordinary and Redeemable A shares as if the earnings for the year had been distributed.

In the years ended December 31, 2023, 2022 and 2021, the earnings per share amounts are the same for Class A Ordinary, Class B Ordinary and Redeemable A shares because the holders of each class are entitled to equal per share dividends or distributions in liquidation in accordance with the Company’s articles of association.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: - EARNINGS PER SHARE (Cont.)

The following tables set forth the computation of basic and diluted earnings per share attributable to Class A Ordinary, Class B Ordinary and Redeemable A shares (described above):

	Year ended December 31, 2023
	Class A	Class B
	Ordinary	Ordinary	Redeemable
	shares (*)	shares	A shares
Basic earnings per share:
Numerator:
Allocation of undistributed earnings	$44,434	$13,530	$570
Denominator:
Number of shares used in per share computation	41,922,656	12,764,081	537,880
Basic earnings per share	$1.06	$1.06	$1.06
Diluted earnings per share:
Numerator:	$44,434	$13,530	$570
Allocation of undistributed earnings for basic computation
Reallocation of undistributed earnings	60	(27)	(33)
Allocation of undistributed earnings	$44,494	$13,503	$537
Denominator:
Number of shares used in basic computation	41,922,656	12,764,081	537,880
Weighted-average effect of dilutive securities:
Employee stock options and RSUs	2,695,094	775,382	—
Number of shares used in per share computation	44,617,750	13,539,463	537,880
Diluted earnings per share	$1.00	$1.00	$1.00
(*)	Includes 391,911 Class A Ordinary shares subject to certain restrictions issued in connection with the Revela acquisition (refer to Note 3).

	Year ended December 31, 2022
	Class A	Class B
	Ordinary	Ordinary	Redeemable A
	shares	shares	shares
Basic earnings per share:
Numerator:
Allocation of undistributed earnings	$14,563	$6,764	$401
Denominator:
Number of shares used in per share computation	35,734,097	16,596,104	983,861
Basic earnings per share	$0.41	$0.41	$0.41
Diluted earnings per share:
Numerator:
Allocation of undistributed earnings for basic computation	$14,563	$6,764	$401
Reallocation of undistributed earnings	(198)	220	(22)
Allocation of undistributed earnings	$14,365	$6,984	$379
Denominator:
Number of shares used in basic computation	35,734,097	16,596,104	983,861
Weighted-average effect of dilutive securities:
Employee stock options and RSUs	1,520,745	1,514,128	—
Number of shares used in per share computation	37,254,842	18,110,232	—
Diluted earnings per share	$0.39	$0.39	$0.39

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: - EARNINGS PER SHARE (Cont.)

	Year Ended December 31, 2021
	Class A	Class B	Redeemable A
	Ordinary shares	Ordinary shares	shares
Basic earnings per share:
Numerator:
Allocation of undistributed earnings	$6,905	$6,905	$110
Denominator:
Number of shares used in per share computation	26,130,190	26,130,190	417,806
Basic earnings per share	$0.26	$0.26	$0.26
Diluted earnings per share:
Numerator:
Allocation of undistributed earnings for basic computation	$6,905	$6,905	$110
Reallocation of undistributed earnings	1	1	(2)
Allocation of undistributed earnings	6,906	6,906	108
Denominator:
Number of shares used in basic computation	26,130,190	26,130,190	417,806
Weighted-average effect of dilutive securities:
Employee stock options and RSUs	394,728	394,728	—
Number of shares used in per share computation	26,524,918	26,524,918	417,806
Diluted earnings per share	$0.26	$0.26	$0.26

An aggregate of 182,823, 414,993 and 270,536 employee stock options to purchase the Company’s Ordinary shares were excluded from the calculation during 2023, 2022 and 2021, respectively, because the effect would be anti-dilutive. The basic and diluted earnings per share were adjusted to reflect the issuance of Class B Ordinary shares and additional Redeemable A shares (Note 13) and for the issuance of 14.396-for-1 Bonus shares (described above).

NOTE 15: - GEOGRAPHICAL INFORMATION

Revenues from sales to customers:

	Year ended
	December 31,
	2023	2022	2021
United States	$414,105	$241,123	$161,925
Others	94,580	83,397	60,630
Total net revenue	$508,685	$324,520	$222,555

Total revenue is attributed to geographic areas based on the location of the end customer.

The following table summarizes long-lived assets by geographic area, which consist of property, plant and equipment, net and right-of-use assets:

	December 31,
	2023	2022
Israel	$17,601	$18,665
United States	5,201	4,081
Total long-lived assets	$22,802	$22,746

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16: - TAXES ON INCOME

a.	Tax rates applicable to the Company:

Israeli parent and Israeli subsidiaries:

The tax rate applicable to the Israeli companies in 2023, 2022 and 2021 is -23%.

Applicable benefits to the Company:

1.	“Preferred Technology Enterprises” (“PTE”) granting a 12% tax rate in central Israel on qualified income deriving from Benefited Intellectual Property, subject to a number of conditions being fulfilled, including a minimal amount or ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual income derived from exports to large markets.
2.	A withholding tax rate of 20% for dividends paid from PTE income (with an exemption from such withholding tax applying to dividends paid to an Israeli company). Such rate may be reduced to 4% on dividends paid to a foreign resident company, subject to certain conditions regarding percentage of foreign ownership of the distributing entity.

The Company elected to apply the PTE regime in 2023 and 2022 for its qualified income and believes it meets the required conditions.

Income taxes on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

The Company does not provide deferred tax liabilities when it intends to reinvest earnings of foreign subsidiaries indefinitely or, if distributed, no tax liability will be imposed. Undistributed earnings of foreign subsidiaries that are not distributed amounted to $18,116 and unrecognized deferred tax liability related to such earnings amounted to $4,167 as of December 31, 2023.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16: - TAXES ON INCOME (Cont.)

b.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

	December 31,
	2023	2022
Deferred tax assets:
Research and development costs	$333	$661
Depreciation and amortization	534	519
Employees and other accruals	1,989	1,457
Operating lease liabilities	2,870	2,691
Share-based compensation	2,922	1,177
Net operating losses	1,958	908
Other	—	467
Deferred tax assets	10,606	7,880
Valuation allowance	(861)	(1,010)
Net deferred tax assets	9,745	6,870
Deferred tax liabilities:
Property and equipment	(281)	(182)
Marketable securities	(198)	—
Operating lease right-of-use assets	(3,100)	(2,980)
Intangible assets	(3,698)	(1,529)
Total deferred tax liabilities	(7,277)	(4,691)
Total deferred tax assets, net	$2,468	$2,179

As of December 31, 2023 unrecognized tax benefit in the amounts of $966 was presented net from deferred tax asset.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16: - TAXES ON INCOME (Cont.)

c.	A reconciliation of the Company’s effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended
	December 31,
	2023	2022	2021
Income before taxes on income, as reported in the consolidated statements of income	$78,601	$28,912	$18,635
Statutory tax rate in Israel	23%	23%	23%
Theoretical taxes on income	$18,078	$6,650	$4,286
Foreign currency measurement differences (*)	—	662	(172)
Preferred Enterprise tax (**)	(5,695)	(1,996)	(388)
Subsidiaries taxed at different tax rate	(74)	418	61
Non-deductible expenses	5,871	732	414
Uncertain tax positions	2,015	858	90
Other	(128)	(140)	424
Actual tax expenses	$20,067	$7,184	$4,715
(*)

Results for tax purposes are measured under the “Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985”, in terms of earnings in NIS. As explained in Note 2c, the financial statements are measured in U.S. dollars. The difference between the annual changes in the NIS/dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements. In accordance with ASC 740-10-25-3(F), the Company has not provided deferred income taxes in respect of the difference between the functional currency and the tax bases of assets and liabilities.

		Year ended December 31,
		2023	2022	2021
(**)	Basic earnings per share amounts of the benefit resulting from the Technological Preferred or Preferred Enterprise status, adjusted for the issuance of bonus shares as described in Note 13	$0.10	$0.04	$0.01
	Diluted earnings per share amounts of the benefit resulting from the Technological Preferred or Preferred Enterprise status, adjusted for the issuance of bonus shares as described in Note 13	$0.10	$0.04	$0.01

d.	Income before taxes on income is comprised as follows:

	Year ended
	December 31,
	2023	2022	2021
Domestic (Israel)	$63,895	$22,205	$18,045
Foreign	14,706	6,707	590
Total	$78,601	$28,912	$18,635

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16: - TAXES ON INCOME (Cont.)

e.	Actual tax expenses are comprised as follow:

	Year ended
	December 31,
	2023	2022	2021
Current:
Domestic (Israel)	$12,672	$4,528	$4,463
Foreign	8,651	4,171	1,155
Total current income tax expense	$21,323	$8,699	$5,618
Deferred:
Domestic	391	(181)	(276)
Foreign	(1,647)	(1,334)	(627)
Total deferred income tax expense	(1,256)	(1,515)	(903)
Total taxes on income	$20,067	$7,184	$4,715

f.	A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits are as follows:

	2023	2022
Uncertain tax positions, beginning of year	$1,782	$1,081
Decrease related to previous years’ tax positions	(385)	(247)
Increase related to previous years’ tax positions	—	41
Increases in tax positions for current year	2,831	907
Uncertain tax positions, end of year	$4,228	$1,782

The Company currently does not expect uncertain tax positions to change significantly over the next 12 months, except in the case of settlements with tax authorities, the likelihood and timing of which is difficult to estimate. Timing of the resolution of audits is highly uncertain and therefore as of December 31, 2023, the Company cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

Substantially all the balance of unrecognized tax benefits, if recognized, would reduce the Company’s annual effective tax rate.

The Company adjusts the unrecognized tax benefit liability and income tax expense in the period in which the uncertain tax position is effectively settled, the statute of limitations expires or when new information is available.

During the years ended December 31, 2023, 2022 and 2021, interest expense related to uncertain tax positions was immaterial. As of December 31, 2023 and 2022, accrued interest liability related to uncertain tax positions was immaterial and is included within income tax accrual on the balance sheets. The Company did not accrue penalties during the years ended December 31, 2023 and 2022.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16: - TAXES ON INCOME (Cont.)

The Company believes that it has adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. The final tax outcome of its tax audits could be different from that which is reflected in the Company’s income tax provisions and accruals. Such differences could have a material effect on the Company’s income tax provision and net income in the period in which such determination is made.

The Company believes it had adequately provided for all of its uncertain tax positions, including those items currently under dispute.

As of December 31, 2023, the Company had open tax years for the periods between 2017 and 2023 in Israel and for the periods between 2020 and 2023 for the U.S. subsidiaries.

NOTE 17: - RELATED PARTY TRANSACTIONS

On October 4, 2020, the Company provided its co-founders, the Chief Executive Officer and Chief Product Officer (the “Co-founders”), with an incentive plan (the “Incentive Plan”) in connection with certain revenue thresholds over an agreed period. Under the Incentive Plan, the Chief Executive Officer and Chief Product Officer are eligible to earn up to $20,000 and $10,000 of incremental incentive bonuses, respectively, subject to certain revenue thresholds and other conditions. During the years ended December 31, 2023 and 2022, the Company recognized an expense of $17,357 and $12,643, respectively.

On June 22, 2023, the Board of Directors granted the Company’s co-founders option awards to purchase 2,327,428 Class A Ordinary shares, at an exercise price of $27.74 per share. These awards vest upon the satisfaction of both time-based and market-based vesting conditions. As of December 31, 2023, the Company recognized an expense of $2,481 in respect of this grant. As of December 31, 2023, none of the vesting conditions have been met.

NOTE 18: - DIGITAL SECURITIES

On April 26, 2022, the Company launched an offering of digital securities (the “Digital Securities”). The Digital Securities are represented by a blockchain-based digital token using the Ethereum blockchain. Each Digital Security will automatically convert into a Class A Ordinary share of the Company immediately prior to the closing of an initial public offering by the Company of its Class A Ordinary shares at a conversion price equal to 80% of the initial price per Class A Ordinary share to the public in an IPO, subject to customary adjustments in the event of any stock dividend, stock split, combination or similar recapitalization affecting such shares. Holders of the Digital Securities do not have any voting rights, are not entitled to any dividends or other distributions, and do not have any right to the Company’s assets in the event of a liquidation, dissolution or winding-up of the Company. Upon conversion of the Digital Securities into Class A Ordinary shares, the digital token previously representing such Digital Securities will be decommissioned. The Class A Ordinary shares will have the rights and preferences set forth in the Company’s articles of association. This offer has been prepared solely for the benefit of “accredited investors” (as such term is defined under Regulation D) and certain parties that are not “U.S. persons”. The Company issued an aggregate of 648 digital securities at a purchase price per digital security of $1,000.

The Digital Securities will be redeemable, in whole or in part, at the Company’s option at a cash redemption price equal to the original purchase price per Digital Security to be redeemed.

The Company concluded that the digital securities are not indexed to the Company’s own stock and should be recorded as a liability measured at fair value with changes in fair value recognized in earnings.

The Digital Securities’ change in the fair value during the years ended December 31, 2023 and 2022 was immaterial.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18: - DIGITAL SECURITIES (Cont.)

As part of the closing of the Company’s IPO, as described in Note 13, all digital securities were automatically converted to 23,142 Class A Ordinary shares based on the IPO offering price of $35.00, representing a conversion price of 80% of the IPO price per share.

As of December 31, 2023 there was no outstanding liability with respect to the digital securities.

NOTE 19: - SUBSEQUENT EVENTS

2024 Facility Agreements:

On January 31, 2024, the Company entered into two separate credit facility agreements with two banks (the “2024 Facility Agreements”), pursuant to which the Company may withdraw an aggregate amount of up to $100,000. Borrowings under the 2024 Facility Agreements will bear interest at an annual rate as defined in the agreement. The obligations of the Company under the 2024 Facility Agreements include a negative pledge by the Company and are guaranteed by certain of the Company’s subsidiaries.

The 2024 Facility Agreements also contain customary affirmative and negative covenants, as well as certain financial covenants.

- - - - - - - - - - -