Form 20-F
period 2024-12-31
Oddity Tech Ltd
filed 2025-02-25
CIK 1907085

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Adv. Yehoshua Gurtler

8 HaHarash Street

Tel Aviv-Jaffa, 6761304, Israel

Telephone Number: +972 54 5466424

Email: yehoshuag@oddity.com

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

Outstanding as of December 31, 2024: 44,281,291 Class A Ordinary Shares and 11,547,000 Class B Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

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

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

BASIS OF PRESENTATION

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We present our consolidated financial statements in U.S. dollars. Our fiscal year ends on December 31 of each year. Our most recent fiscal year ended on December 31, 2024. Certain monetary amounts, percentages and other figures included elsewhere in this Annual Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

ODDITY LABS’ PRODUCT DEVELOPMENT PROCESS

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

TRADEMARKS

We own certain trademarks and trademark applications that are important to our business, including, among others, ODDITY, IL MAKIAGE and SpoiledChild. Solely for convenience, our trademarks and trade names referred to in this Annual Report may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trademarks, trade names, or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name, or service mark of any other company appearing in this Annual Report is the property of its respective holder.

FREQUENTLY USED TERMS

Unless otherwise stated or the context otherwise requires, for the purposes of this Annual Report, “ODDITY”, “Oddity”, “we”, “us”, “our”, or the “Company” refer to the business of Oddity Tech Ltd. and its subsidiaries.

In addition, unless the context otherwise requires, references in this Annual Report to:

●	“AI” are to “artificial intelligence”;
●	“Board” are to our board of directors;
●	“Companies Law” are to the Israeli Companies Law, 5759-1999, as amended from time to time, including any regulations promulgated thereunder;
●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;
●	“EY” are to our independent registered public accounting firm, Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global.
●	“GAAP” are to “generally accepted accounting principles”;
●	“initial public offering” are to our initial public offering of Class A Ordinary Shares on July 19, 2023;
●	“Nasdaq” are to The Nasdaq Stock Market LLC;
●	“NIS” are to the New Israeli Shekel;
●	“ODDITY LABS” are to our biotechnology center formed in conjunction with our acquisition of Revela;
●	“Revela” are to Revela Inc.;
●	“RSUs” are to “restricted share units” or “restricted stock units”
●	“Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002, as amended;
●	“SEC” are to the Securities and Exchange Commission; and
●	“Securities Act” are to the Securities Act of 1933, as amended.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.

B.	Advisors

Not applicable.

C.	Auditors

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

Summary

An investment in our securities involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our company include, among other things, the following:

●	Our brands are critical to our success, and the value of our brands may be adversely impacted by negative publicity. If we fail to maintain the value of our brands or our marketing efforts are not successful, our business, financial condition, and results of operations would be adversely affected.
●	Our inability to anticipate and respond to market trends and changes in consumer preferences could adversely affect our business, financial condition, and results of operations.
●	If we fail to attract new customers, retain existing customers, or fail to maintain or increase sales to those customers, our business, financial condition, and results of operations will be adversely affected.
●	Our business depends on our ability to maintain a strong base of engaged customers and content creators, including through the use of social media. We may not be able to maintain and enhance our brand if we experience negative publicity related to our marketing efforts or use of social media, fail to maintain and grow our network of content creators, or otherwise fail to meet our customers’ expectations.

●	We rely on single source suppliers for certain component materials of our products and the loss of suppliers or shortages or disruptions in the supply of raw materials or finished products could adversely affect our business, financial condition, and results of operations.
●	If we are unable to accurately forecast customer demand, manage our inventory and plan for future expenses, our business, financial condition, and results of operations could be adversely affected.
●	Our recent rapid growth may not be sustainable or indicative of future growth, and we expect our growth rate to ultimately slow over time.
●	If we do not continue to successfully introduce and effectively market new brands, or develop and introduce new, innovative, and updated products, our ability to continue to grow may be adversely affected and we may not be able to maintain or increase our sales and profitability. Difficulty in forecasting may also adversely affect our business, financial condition, and results of operations.
●	Changes in data privacy and security laws, rules, regulations, and standards, including laws, rules, and regulations governing our collection, use, disclosure, retention, transfer, storage, and other processing of personal information, including payment card data, and our actual or perceived failure to comply with such obligations may have an adverse effect on our business, financial condition, and results of operations.
●	We rely significantly on the use of information technology, including technology provided by third-party service providers. Any failure, error, defect, inadequacy, interruption, or data breach or other security incident of our information technology systems, or those of our third-party service providers, could have an adverse effect on our business, reputation, financial condition, and results of operations.
●	Any failure to obtain, maintain, protect, defend, or enforce our intellectual property rights could impair our ability to protect our proprietary technology and our brand.
●	The share price of our Class A ordinary shares may be volatile, and you may lose all or part of your investment.
●	The dual class structure of our ordinary shares has the effect of concentrating voting power with our co-founder and Chief Executive Officer, which will limit your ability to influence the outcome of important transactions, including a change in control.
●	The other risks and uncertainties are discussed in this “Risk Factors” section.

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

Conversely, the relaxation or revocation of regulatory restrictions, changes to platform rules including the relaxation or abolishment of content moderation tools, or secular changes in consumer sentiment towards social media could reduce the efficacy of our existing or in-production campaigns, place us at a competitive disadvantage, reduce consumer exposure to our marketing materials or change the demographic of users exposed to them, or damage our brand image and reputation, all of which could have an adverse effect on our business, financial conditions, and results of operations.

Legislative and regulatory action is emerging in the area of AI, which could increase costs or restrict opportunity. For example, in the EU, the AI Act (the “EU AI Act”), on which the European Council and Parliament reached political agreement in December 2023, entered into force on August 1, 2024, and certain regulations had to be complied with as early as February 2, 2025. The EU AI Act classifies various types of AI systems based on risk, establishes corresponding compliance obligations (including transparency and risk assessment requirements), restricts certain uses of AI systems and imposes fines for violations. The EU AI Act could require us to alter or restrict our use of AI in our business as well as entail increased compliance costs, and could result in an increased risk of civil claims or regulatory actions against us, which could adversely affect our business, financial condition and results of operations. Further, regulators are increasingly focused on companies that use, or hold themselves out as using, AI and related technologies, and related enforcement actions may increase, including outside the financial sector. Additionally, analysts and proxy advisory firms have begun adopting guidelines for evaluating companies that integrate AI tools or hold themselves out as doing so, which could result in the adoption of stricter industry standards in this regard, and may have an adverse effect on our ability to implement our business’s AI strategy.

We rely on single source suppliers for certain component materials of our products and the loss of suppliers or shortages or disruptions in the supply of raw materials or finished products could adversely affect our business, financial condition, and results of operations.

Certain of the component materials used in our products rely on a single or a limited number of suppliers. We acquire raw material and packaging from third-party suppliers and our finished products are assembled by third-party suppliers. In the past, we have been able to obtain an adequate supply of our finished products on a purchase order basis and currently believe we have an adequate supply for virtually all components of our products. However, we may encounter supply issues with raw materials due to increases in global demand and limited supply capacity. If our finished product suppliers are unable to perform, or our relationship with a supplier is terminated, and we are required to find alternative sources of supply, these new suppliers may have to be qualified under applicable industry, governmental, and our own vendor standards, which could require additional investment and be time-consuming. We cannot guarantee that we will be able to establish alternative relationships with suppliers on similar terms, without delay or at all, that they will be able to supply the same product formulations, or that those alternative relationships will provide an adequate supply.

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

In addition, third parties have in the past and may in the future procure, possibly illegally, or purchase and resell our products via unauthorized channels, including unauthorized third-party websites. These third parties have in the past and may in the future sell our products at a discount, or make unauthorized use of our trademarks and other IP, which may adversely affect our reputation or divert customers away from our website thereby reducing our net revenue.

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

We have expanded our operations rapidly since our founding. To manage our growth effectively, we must continue to implement our operational plans and strategies, implement new brands and products, improve and expand our infrastructure of people and information systems, and expand, train and manage our employee base. To support our continued growth, we must effectively integrate, develop, and motivate a large number of new employees. We face significant competition for personnel, including in New York, Boston, Israel, and Ukraine. To attract top talent, we may need to increase our employee compensation levels to remain competitive in attracting and retaining talented employees. Additionally. changes in immigration or travel laws and regulations, or in their enforcement, in the United States or elsewhere, that unduly restrict or make it more difficult for employees and their families to work and live in the United States may adversely affect the employment status of our non-U.S. employees currently working and residing in the United States. Such changes may affect our ability to attract or hire qualified non-U.S. employees to our offices in New York and Boston, including employees with specialized technical expertise. Further, to support our growth, we could be required to continue to expand our sales and marketing, technology development, brand implementation, product development, and distribution functions, to upgrade our management information systems and other processes and technology and to obtain more space for our expanding workforce. Additionally, the growth of our business places significant demands on our existing management and other employees.

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

Our corporate culture is a key contributor to our success. Accordingly, we depend on our executive leadership team and other key employees, and the loss of the services of our co-founders, who are also our Chief Executive Officer and Chief Product Officer, or of other key employees, or an inability to attract and retain highly skilled employees could adversely affect our business, financial condition, and results of operations.

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

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for personnel is intense, especially for engineers experienced in designing and developing technology. Many of the companies with which we compete for experienced personnel, including companies outside our industry, have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources.

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

Additionally, our new products and innovations on existing and future products may not receive the same level of consumer acceptance as our products have in the past. Our failure to anticipate and respond in a timely manner to changing consumer preferences could lead to, among other things, lower sales, excess inventory or inventory shortages, markdowns and write-offs, and diminished brand loyalty. Even if we are successful in anticipating consumer needs and preferences, our ability to adequately address those needs and preferences will in part depend upon our continued ability to develop and introduce innovative, high quality products and maintain our distinctive brand identity as we expand the range of products we offer. Furthermore, with the diversification of our product portfolio via the introduction of new brands offering new products to different demographics, we may be subject to additional regulatory requirements, fall under the jurisdiction of additional regulators, or be required to comply with additional marketing and data protection requirements. This will require additional resources, may impact profitability, and may dictate the need to modify business practices, which in turn, could reduce our ability to fully benefit from economies of scale on a group-wide basis.

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

We may also encounter difficulty expanding into new markets because of limited brand recognition in those markets, leading to delayed acceptance of our products by consumers there. In particular, we have no assurance that our marketing efforts will prove successful outside of the Israel and the United States. The expansion into new markets may also present competitive, technological, forecasting, and distribution challenges that are different from or more severe than those we currently face. There are also other risks and costs inherent in doing business in international markets, including:

●	the need to adapt and localize products for specific countries to account for, among other things, different cultural tastes, size and fit preferences, or regulatory requirements;
●	difficulty establishing and managing international operations and the increased operations, travel, infrastructure, including establishment of local delivery service and customer service operations, and legal compliance costs associated with locations in different countries or regions;
●	increased shipping times to and from international markets;
●	the need to vary pricing and margins to effectively compete in international markets;
●	increased competition from local providers of similar products;
●	difficulty obtaining, maintaining, protecting, defending, and enforcing intellectual property rights abroad;
●	the need to offer customer services in various languages;
●	difficulties in understanding and complying with local laws, regulations, and customs in other jurisdictions;
●	compliance with anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act (the “FCPA”), relevant provisions of Israeli Penal Law 5737-1977 (the “Israeli Penal Law”), and the U.K. Bribery Act 2010 (the “U.K. Bribery Act”), by us, our employees, and our business partners;
●	complexity and other risks associated with current and future legal requirements in other countries, including legal requirements related to consumer advertising protection, consumer product safety, AI and data privacy and security frameworks, including, but not limited to, the EU General Data Protection Regulation 2016/679 (“GDPR”), the EU-U.S. Data Privacy Framework (“DPF”), and the EU AI Act;
●	varying business practices and customs related to the sale of beauty and wellness products;

●	varying levels of internet technology adoption and infrastructure, and increased or varying network and hosting service provider costs;
●	tariffs and other non-tariff barriers, such as quotas and local content rules, as well as tax consequences;
●	fluctuations in currency exchange rates and the requirements of currency control regulations, which might restrict or prohibit conversion of other currencies into U.S. dollars; and
●	political or social unrest or economic instability in a specific country or region in which we operate, including, for example, the effects of the United Kingdom’s (the “U.K.”) withdrawal from the EU (“Brexit”), which could have an adverse impact on our operations in that location. Our failure to successfully manage these risks could harm our international operations and have an adverse effect on our business, financial condition, and results of operations.

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

Although the majority of our expenses and revenue are incurred in U.S. dollars, some of our revenue and expenses are generated in other currencies, such as the New Israeli Shekel, Euro, Pound Sterling, or Australian dollar. Our exposure to foreign currencies may increase as we expand our business in foreign markets and as a result of our investments in marketable securities, some of which may be denominated in currencies other than U.S. dollars. As a result, our operating results are subject to fluctuations due to changes in currency exchange rates. In particular, our operating results may be adversely affected if the NIS fluctuates significantly against the U.S. dollar. If we are not able to successfully hedge against the risks associated with currency fluctuations, our operating results could be adversely affected. Although we may engage in transactions intended to reduce our exposure to foreign-currency fluctuations, including financial hedging instruments, there can be no assurance that these transactions will be effective. Complex global political and economic dynamics can affect exchange rate fluctuations. It is difficult to predict future fluctuations and the effect these fluctuations may have upon future reported results or our overall financial condition.

Our investment portfolio may be adversely affected by market conditions and interest rates.

We maintain balances of liquid investments for purposes of financing our operations. Our marketable securities totaled $70.7 million as of December 31, 2024 and consisted of investments in government and corporate debentures. We currently, and expect to continue to, follow an established investment policy and set of guidelines, approved by our board of directors, to monitor and help mitigate our exposure to liquidity and credit risks which set forth credit quality standards and limit our exposure to any one issuer. However, these investments are subject to general credit, liquidity, market and interest rate risks. We may realize losses in the fair value of these investments, which could include a complete loss of these investments, which would have an adverse effect on our results of operations and financial condition. In addition, should our investments cease paying or reduce the amount of interest paid to us, our interest income would decrease and may adversely affect our financial position and results.

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

Ethical business practices are also driven in part by legal developments and by groups active in publicizing and organizing public responses to perceived ethical shortcomings. In addition to evaluating the substance of companies’ practices, such groups also often scrutinize companies’ transparency as to such practices and the policies and procedures they use to ensure compliance by their suppliers and other business partners. If we do not meet the transparency standards expected by parties active in promoting ethical business practices, we may attract negative publicity, regardless of whether the actual labor and other business practices adhered to by us and our independent manufacturers are consistent with ethical business practices. We have been subject to negative publicity in the past which, even when based on inaccurate facts, could harm our brand image, and adversely affect our business, financial condition, and results of operations.

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

We are currently involved in, and may in the future from time to time become involved in, legal actions and proceedings arising in the ordinary course of our business. These include or may in future include actions, claims, suits, government investigations or other legal proceedings, including assertions by third parties relating to intellectual property infringement, breaches of contract or warranties, employment-related matters, securities laws, regulatory matters, data privacy and cybersecurity, commercial matters, competition, tax, pricing, discrimination and consumer protection. In general, claims made by us or against us in litigation, disputes, or other proceedings can be expensive and time consuming to bring or defend against and could result in settlements, injunctions, or damages that could significantly affect our business. It is not possible to predict the final resolution of the litigation, disputes, or proceedings to which we currently are or may in the future become party to. Regardless of the final resolution, such proceedings may have an adverse effect on our reputation, financial condition, and business, including by utilizing our resources and potentially diverting the attention of our management from the operation of our business. See the section titled “Item 4.B. Business Overview—Legal Proceedings.”

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

For a further discussion of regulation applicable to us, see also “If our products are not manufactured in compliance with applicable regulations, do not meet quality standards, or otherwise result in adverse health effects in customers, it could result in reputational harm, remedial costs, or regulatory enforcement.”

As we introduce additional product types to our portfolio and expand our offering into additional jurisdictions, we may become subject to a growing number of regulatory regimes and fall within the jurisdiction of a growing number of regulators. Failure to correctly apply and interpret the relevant regulatory requirements for each product and in each relevant jurisdiction could expose us to regulatory or legal action as well as potential civil liability. Our compliance obligations may also adversely affect the cost of our products, reducing our profit margins, and subject us to varying and more stringent marketing restrictions. In addition, some of the technology we currently employ or may develop or employ in the future could become subject to additional industry-specific regulations.

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

Our business relies on AI and automated decision making to improve our services and tailor our interactions with our customers. However, in recent years, use of these methods has come under increased regulatory scrutiny, and the regulatory framework for AI technology is evolving and remains uncertain. For example, several U.S. states have recently introduced consumer protection legislation imposing additional compliance requirements on companies using artificial intelligence in connection with their products and services, including those that involve automated decision making based on consumer information. If passed, these may increase costs and restrict our opportunities and the development or deployment of our products and technology in these states, and could result in liability for failure to comply with applicable laws. Given our global reach, we may also become subject to foreign regulation regarding AI, which could increase costs or restrict opportunity. For example, as noted above, implementation of the EU AI Act may subject us, our third-party suppliers, or technology we rely on to restrictions or compliance obligations, potentially resulting in increased costs or otherwise limiting opportunities for our products and technology.

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

As an example, the Organization for Economic Co-operation and Development (the “OECD”), has put forth two proposals—Pillar One and Pillar Two—that revise the existing profit allocation and nexus rules (profit allocation based on location of sales versus physical presence) and ensure a minimal level of taxation, respectively. As of the date of this Annual Report, more than 140 countries, including Israel and other countries in which we operate, have agreed to enact legislation on Pillar Two and to enforce a minimum global tax rate of 15%. Many countries implemented such legislation in 2024, and Israel is expected to do so in 2026. These changes, when enacted by various countries in which we do business, may increase our taxes in these countries. As the Pillar Two solution is subject to implementation by each member country, the timing and ultimate impact of any such changes on our tax obligations is uncertain. Such legislative initiatives may materially and adversely affect our plans to expand internationally and may negatively impact our tax liability, financial condition, and results of operations, and could increase our administrative expenses.

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

Moreover, consumer protection laws and regulations governing our business continue to expand. In some states such as California, class-action lawsuits may be based on similar standards regarding false and misleading advertising and other increasingly novel theories of liability. In addition, plaintiffs’ lawyers have filed class action or false advertising lawsuits against cosmetic companies based on their marketing claims. See the section titled “Item 4.B. Business Overview—Legal Proceedings.” Federal and state consumer protection agencies are expected to continue their active enforcement of applicable laws and regulations. Any inquiry into the regulatory status of our products and any related interruption in the marketing and sales of these products could damage our reputation and image in the marketplace, which could adversely affect our business, financial condition and results of operations.

If our products are not manufactured in compliance with applicable regulations, do not meet quality standards, or otherwise result in adverse health effects in customers, it could result in reputational harm, remedial costs, or regulatory enforcement.

In the United States, our products regulated as dietary supplements are subject to Good Manufacturing Practices regulations administered by the FDA (“GMPs”), which govern key aspects of the production of dietary supplements, including quality control, packaging and labeling. While the FDA has not promulgated regulations governing GMPs for cosmetics, adherence to recommended GMPs can reduce the risk that FDA finds such products have been rendered adulterated or misbranded in violation of applicable law. The FDA’s draft guidance on cosmetic GMPs, issued June 2013, provides recommendations related to process documentation, recordkeeping, building and facility design, equipment maintenance, and personnel. The FDA also recommends that manufacturers maintain product complaint and recall files and voluntarily report adverse events to the agency. Further, under the Modernization of Cosmetic Regulation Act of 2022, manufacturers of cosmetics are subject to more onerous FDA obligations, including adverse event reporting and record retention requirements, safety substantiation requirements, facility registration requirements, and will in the future be subject to more onerous good manufacturing practice requirements. The FDA has also been granted new enforcement authorities over cosmetics, such as mandatory recall authority, and there will be new cosmetic labeling requirements imposed. In Europe, cosmetic products must be manufactured in compliance with GMPs requirements. Details on compliance with GMPs must be included in the product information file, of the cosmetic product. Compliance with GMPs is presumed where the manufacture complies with the relevant harmonized standards, which is ISO 22716:2007 for cosmetic products.

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

As we operate in various locations around the world, our operations are subject to governmental scrutiny and may be adversely impacted by the results of such scrutiny. The regulatory environment with regard to our business is evolving, and government officials often exercise broad discretion in deciding how to interpret and apply applicable regulations. We have in the past received, and from time to time we may in the future receive, formal and informal inquiries from various government regulatory authorities, as well as self-regulatory organizations, about our business and compliance with local laws, regulations, or standards. Any determination that our operations or activities, or the activities of our employees, are not in compliance with existing laws, regulations, or standards could negatively impact us in a number of ways, including the imposition of substantial fines, civil and criminal penalties, interruptions of business, loss of supplier, vendor, or other third-party relationships, termination of necessary licenses and permits, modification of business practices and compliance programs, equitable remedies, including disgorgement, injunctive relief, and other sanctions or similar results, all of which could adversely our business, financial condition, and results of operations. Even if these reviews, inquiries, investigations, and actions do not result in any adverse determinations, they could create negative publicity, which could harm our business and give rise to third-party litigation or action.

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

We are currently involved in, and may in the future from time to time become involved in, litigation and other proceedings, including matters related to commercial disputes, product liability, intellectual property, data privacy and security, trade, customs laws and regulations, employment, regulatory compliance, and other claims related to our business. See the section titled “Item 4.B. Business Overview —Legal Proceedings” for additional information. An unfavorable outcome of any particular proceeding could exceed the limits of our insurance policies, or our insurance carriers may decline to fund such final settlements or judgments or all or part of the legal costs associated with the proceeding, which could have an adverse impact on our business, financial condition, and results of operations. Regardless of the final outcome, litigation can have an adverse impact on us due to defense and litigation costs, diversion of management resources, reputational harm and other factors.

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

We must comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which may include the FCPA, the U.K. Bribery Act, and Chapter 9 (sub-chapter 5) of the Israeli Penal Law, and the Israeli Prohibition on Money Laundering Law, 5760-2000 (the “Israeli Money Laundering Law” and together with the Israeli Penal Law, the “Israeli Anti-Corruption Laws”), as well as the laws of the countries where we do business. These laws and regulations apply to companies, individual directors, officers, employees, and agents. Where they apply, the FCPA, the U.K. Bribery Act, and the Israeli Anti-Corruption Laws prohibit us and our officers, directors, employees, and business partners acting on our behalf, including joint venture partners and agents, from corruptly offering, promising, authorizing, or providing anything of value, directly or indirectly, to public officials for the purposes of influencing official decisions or obtaining or retaining business or a business advantage or otherwise obtaining favorable treatment. The U.K. Bribery Act also prohibits non-governmental “commercial” bribery and accepting bribes. The U.K. Bribery Act also includes an offense applicable to corporate entities and partnerships which carry on part of their business in the U.K. that fail to prevent bribery, which can take place anywhere in the world, by persons who perform services for or on behalf of them, subject to a defense of having adequate procedures in place to prevent the bribery from occurring. The offense can render parties criminally liable for the acts of their agents, joint venture partners, or commercial partners even if done without their knowledge. As part of our business, we deal with governments and state-owned business enterprises, the employees and representatives of which may be considered public officials for purposes of anti-corruption laws, including the FCPA, the U.K. Bribery Act, and the Israeli Anti-Corruption Laws. We also are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and agents into contact with public officials responsible for issuing or renewing permits, licenses, or approvals or for enforcing other governmental regulations. In addition, some of the international locations in which we operate lack a developed legal system, are in emerging and less developed markets and have elevated levels of corruption and fraud.

Our business also must be conducted in compliance with applicable economic and financial sanctions, trade embargoes, and export controls, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, the State of Israel, the EU, His Majesty’s Treasury of the U.K., and other relevant sanctions and export control authorities.

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

U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. We have developed and are working to further enhance our internal controls, policies, procedures, and training to ensure compliance by us and our directors, officers, employees, representatives and agents with the FCPA, the Israeli Anti-Corruption Laws, the U.K. Bribery Act, and other applicable anti-corruption laws. Despite our compliance efforts and activities, we cannot assure that our controls, policies, and procedures, even if enhanced, have been or will be followed at all times or effectively detect and prevent all violations of the applicable laws and every instance of economic and financial sanctions, anti-money laundering laws, fraud, bribery, or corruption. A violation of these applicable laws could adversely affect our business, prospects, financial condition, and results of operations.

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

The U.S. government has in recent years imposed increased tariffs on imports from certain foreign countries, and the new U.S. administration has declared its intention to impose additional import tariffs to pursue its government policies (and has already done so with respect to imports from certain countries.) The U.S. administration has also declared its intention to impose retaliatory tariffs on imports from countries in which imports from the U.S. are subject to tariffs. Any imposition of additional tariffs by the U.S. could result in the adoption of retaliatory tariffs by other countries, leading to a global trade war. While the previous U.S. administration’s tariffs on certain imports from China only affected a small portion of our production, any such future tariffs imposed by the United States or other countries could have a significant impact on our business. Even if such tariffs do not directly apply to our supplies or products, they could indirectly affect our business if they result in a general increase in prices or an increase in prices by our third-party suppliers. While we may attempt to renegotiate prices with suppliers or diversify our supply chain in response to tariffs, such efforts may not yield immediate results or may be ineffective. We might also consider increasing the price of our products to offset increased production costs; however, this could reduce the competitiveness of our products and adversely affect our net revenue. If we fail to manage these dynamics successfully, gross margins and profitability could be adversely affected. As of December 31, 2024, tariffs had not had a material effect on our business, but increased tariffs or trade restrictions implemented by the United States or other countries in connection with a global trade war could have an adverse effect on our business, financial condition, and results of operations.

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

We are subject to federal, state, and international laws, rules, and regulations relating to the collection, use, disclosure, retention, security, transfer, storage, and other processing of personal information and consumer information, including payment card data. The regulatory framework worldwide for data privacy and security issues, particularly as they relate to the use of data in AI, is rapidly evolving and, as a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. For instance, the EU AI Act sets forth harmonized rules on AI; once implemented, the Act could, directly or indirectly, require us to modify our business practices or implement compliance measures, either of which could require us to incur substantial costs. Although we publicly post documentation regarding our practices concerning the use, disclosure, and other processing of data, and we strive to comply with such policies and all applicable laws, rules, regulations, standards, and other legal and contractual obligations, we may at times fail to do so or be perceived to have failed to do so. Our publication of our privacy policy and other statements we publish that provide promises and assurances about data privacy and security can subject us to potential federal, state, local, or foreign action if they are found to be deceptive, unfair, or misrepresentative of our actual practices. In addition, data privacy and security laws, rules, regulations, standards, and obligations are changing, have differing interpretations, and may be inconsistent between jurisdictions or conflict with other requirements or legal obligations. Any actual or perceived failure by us, our suppliers, or other parties with whom we do business, to comply with this documentation or with other federal, state, local, or foreign laws, rules, and regulations could result in proceedings against us by governmental entities or others. In many jurisdictions, enforcement actions and consequences for noncompliance are rising, which could damage our reputation, cause our customers to lose trust in us, cause us to cease or change our processing of data, and increase our exposure to liability, any of which could have an adverse effect on our business, financial condition, or results of operations. Additionally, if any third parties we work with violate applicable laws or our policies, such violations also may put personal information at risk and expose us to potential liability and reputational harm. Further, public scrutiny of, or complaints about, technology companies or their data processing or protection practices, even if unrelated to our business, industry, or operations, may lead to increased scrutiny and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities. Any of the foregoing could have an adverse effect on our business, financial condition, or results of operations.

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

As we expand our product portfolio and launch additional brands, we may collect data that qualifies for protection under additional regimes or legal frameworks due either to the nature of the data collected or to the type of product sold or service provided. This could result in the need to adjust our systems, implement additional safeguards, and comply with additional obligations; it could also affect the permitted use of the data we collect and our ability to leverage such data to retain customers, grow the business, and increase profitability.

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

We and our third-party service providers have been subject to attempted cyber, phishing, and social engineering attacks in the past and may continue to be subject to such attacks and other cybersecurity incidents in the future. If we gain greater visibility, we may face a higher risk of being targeted by cyberattacks that could result in a wide range of negative outcomes, including violations of applicable data privacy or security laws, rules, regulations, and standards, which can result in significant fines, governmental investigations or inquiries and enforcement actions, legal and financial exposure, contractual liability, and damage to our reputation, each of which could adversely affect our business, financial condition, and results of operations. Furthermore, the costs associated with the investigation, remediation, and potential notification of a data breach to counterparties and data subjects could be material, in addition to any payments required to resolve a ransomware attack. For example, laws in the EEA, the U.K., and all 50 U.S. states may require businesses to notify regulators within specific timeframes that a breach affecting personal information has occurred and/or to provide notice to individuals whose personal information has been impacted as a result of such breach. Failure to comply with these numerous and complex regulations could subject us to regulatory scrutiny and additional liability.

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

Our use of open-source software could compromise the proprietary nature of our software and expose us to other legal liabilities and technological risks.

Part of our platform and technology incorporates open-source software, and we expect to continue to incorporate open-source software in our business in the future. Few of the licenses applicable to open-source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. Certain open source licenses may give rise to requirements to disclose or license our proprietary source code or make available any derivative works or modifications of the open source code on unfavorable terms or at no cost, and we may be subject to such terms if such open source software is combined, linked, or otherwise integrated with our proprietary software which could allow third parties to offer services based on our proprietary software without compensation to us. We have implemented policies relating to our use of open-source software that are designed to mitigate the risk of subjecting our proprietary code to these restrictions. However, we cannot be certain that we use open-source software in a manner that is consistent with such policies. If we fail to comply with our policies, or if our policies are flawed, we may be subject to certain requirements, including requirements that we offer our software that incorporates or links to the open-source software at a reduced cost or for free, or that we make available the proprietary source code for such software to the general public. If a third party were to allege that we had not complied with the conditions of one or more of these licenses, we could incur significant legal expenses defending against such allegations and could be subject to significant damages and required to comply with onerous conditions or restrictions on the use of our proprietary software. In any of these events, we could be required to seek licenses from third parties and pay royalties in order to continue using the open-source software necessary to operate our business or we could be required to discontinue use of our website and other software in the event re-engineering cannot be accomplished on a timely basis. Any of the foregoing could require us to devote additional research and development resources to re-engineer our website, could result in customer dissatisfaction, could allow our competitors to create similar platforms with lower development effort and time and may adversely affect our business, financial condition, and results of operations.

In addition, the use of open-source software may entail greater risks than the use of third-party commercial software, as open-source licensors generally do not provide support, warranties, controls on origin of the software, indemnification, or other contractual protections regarding infringement claims or the quality of the code. We cannot ensure that the authors of such open-source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with usage of open-source software, such as the lack of warranties or assurance of title, cannot be eliminated and could, if not properly addressed, negatively affect our business. To the extent that our e-commerce capabilities and other business operations depend upon the successful and secure operation of the open-source software we use, any undetected errors or defects in this open-source software could prevent the deployment or impair the functionality of our software, delay the introduction of new technological capabilities, result in a failure of our technologies, and injure our reputation. For example, undetected errors or defects in open-source software could render it vulnerable to breaches or security attacks and make our systems more vulnerable to data breaches or security attacks. In addition, the public availability of such software may make it easier for others to compromise our platform. Any of the foregoing would have a negative effect on our business, financial condition, and results of operations.

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

On October 7, 2023, Hamas launched a series of terror attacks on civilian and military targets adjacent to the Gaza Strip in the southern part of Israel; Israel subsequently declared war and commenced a military campaign against Hamas. On January 19, 2025, the parties declared a temporary cease fire; however, it is uncertain whether the ceasefire in Gaza will hold or for how long, and whether or when hostilities will re-commence. In addition, since October 2023, Israel has also engaged in hostilities with Hezbollah along Israel’s northern border with Lebanon and on other fronts from various extremist groups in the region, such as rebel militia groups in Syria and Iraq. In addition, the Houthi movement, which controls parts of Yemen, launched attacks on Israeli-controlled or owned ships in the Red Sea, resulting in widespread rerouting of cargo ships and some shipping companies ceasing shipments to Israel, and has further launched missiles and drones towards Israel. Large-scale ground operations in Lebanon culminated in a cease fire agreement and an agreement for a reciprocal and gradual withdrawal of the IDF and Hezbollah forces from Southern Lebanon; however sporadic hostilities persist and the long-term prospects of the cease-fire are uncertain. In addition, Iran, on two occasions, launched direct attacks on Israel involving hundreds of drones and missiles, prompting Israeli air defenses and retaliatory strikes, and Iran has threatened to continue to attack Israel and may be developing nuclear weapons. In December 2024, opposition suni militant forces, spearheaded by Hay’at Tahrir al-Sham (HTS) and supported mainly by the Turkish-backed Syrian National Army, overthrew the Assad regime in Syria. As a result of these events and concern for any resulting instability, Israel, without experiencing any military opposition, captured ground adjacent to its border with Syria, including the Syrian side of Mount Hermon.

The war with Hamas and Hezbollah and some of the other hostilities described above were accompanied by missiles and drones being fired against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants and business partners are located, and negatively affected business conditions in Israel. Any major hostilities involving Israel, regional political instability, or the interruption or curtailment of trade between Israel and its trading partners could materially and adversely affect our business, financial condition, and results of operations. We are not able to predict the duration or severity of the ongoing conflicts that Israel is involved in and the degree to which they will affect Israel’s home front and civilian population. Although none of the ongoing conflicts have had a material impact on our day-to-day operations, such conflicts are rapidly evolving, may escalate in the future and could disrupt our business and operations and financial condition.

Similarly, we cannot predict how ongoing conflicts will affect Israel’s economy in general, which may involve additional credit rating agencies downgrading Israel’s credit rating score. In September 2024, the international rating agency Moody’s downgraded Israel’s credit rating from A2 to Baa1, reflecting heightened geopolitical risks. This and similar reductions by other international rating agencies could disrupt the business environment and make investors hesitant to invest or transact business in Israel, as well as make it more difficult and expensive for us to raise capital and negatively influence the market price of our ordinary shares.

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

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts and there have been recent attempts in some countries to ban Israeli companies from competing in certain industries, such as defense. Several countries restrict doing business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, our financial condition, or the expansion of our business. A campaign of boycotts, divestment, and sanctions has been undertaken against Israel, which could also adversely impact our business, financial condition, and results of operations.

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

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our Class A ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company, which can result in substantial costs and cause management’s attention and resources to be diverted. We are involved in securities class action proceedings; see “Risks Related to Legal, Regulatory, and Tax Matters—Disputes and other legal or regulatory proceedings could adversely affect our financial results” and the section titled “Item 8.A. Legal Proceedings.”

The dual class structure of our ordinary shares has the effect of concentrating voting power with our co-founder and Chief Executive Officer, which will limit your ability to influence the outcome of important transactions, including a change in control.

Our Class B ordinary shares have ten votes per share, and our Class A ordinary shares have one vote per share. As a result, our co-founder and Chief Executive Officer, Mr. Holtzman, who, as of December 31, 2024, beneficially owns all of our issued and outstanding Class B ordinary shares, beneficially owns approximately 76.2% of the voting power of our outstanding shares and, as such, will be able to significantly influence matters submitted to our shareholders for approval, including the election of directors, amendments of our organizational documents and any merger or other major corporate transactions that require shareholder approval. Mr. Holtzman may vote in a way with which you disagree and which may be adverse to your interests. This concentrated voting power may have the effect of delaying, preventing or deterring a change in control of our Company, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might ultimately materially and adversely affect the market price of our Class A ordinary shares. Future transfers by the holders of Class B ordinary shares will result in those shares converting into Class A ordinary shares, subject to limited exceptions.

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

We currently rely on these exemptions, which overlap with exemptions available to foreign private issuers. See the section titled “Item 3.D. Key Information—Risk Factors—Risks Related to Ownership of Our Class A Ordinary Shares—As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance rules of Nasdaq.” For an overview of our corporate governance principles, see the section titled “Item 6.C. Directors, Senior Management and Employees—Board Practices—Corporate Governance Practices.”

As a result of the above, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq and our status as a controlled company could make our ordinary shares less attractive to some investors or otherwise harm our share price.

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

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We rely on this “foreign private issuer exemption” with respect to Nasdaq rules for shareholder meeting quorums and the number of independent directors on our board of directors and committees thereof. See the section titled “Item 6.C. Directors, Senior Management and Employees—Board Practices—Corporate Governance Practices.” We may in the future elect to follow home country practices with regard to other matters, including, for example, exemption from Nasdaq Listing Rule 5635(d), which in certain circumstances requires an issuer to obtain shareholder approval prior to the issuance (or potential issuance) of securities equaling 20% or more of the issuer’s outstanding ordinary shares or 20% or more of the outstanding voting power. If, in the future, we choose to follow this or other home country practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance rules of Nasdaq.

There can be no assurance that we will not be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to United States Holders of our Class A ordinary shares.

We would be a passive foreign investment company (a “PFIC”), for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”)); or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets, and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets, and operations, we believe that we are not a PFIC for the year ended December 31, 2024 and do not expect to be a PFIC for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the aggregate value of our assets for purposes of the PFIC determination generally will be determined by reference to the public price of our Class A ordinary shares, which could fluctuate significantly. Accordingly, there can be no assurance that we will not be classified as a PFIC in the current taxable year or in the future. Certain adverse U.S. federal income tax consequences could apply to a United States Holder (as defined in the section titled “Item 10.E. Taxation—U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such United States Holder holds our Class A ordinary shares. United States Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our Class A ordinary shares. For further discussion, see the section titled “Item 10.E Taxation—Passive Foreign Investment Company.”

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

Certain of our operating metrics are subject to inherent challenges in measurement, and any real or perceived inaccuracies in our metrics or the underlying data may cause a loss of investor confidence in such metrics and the market price of our Class A ordinary shares may decline.

We track certain operating metrics using internal data analytics tools, which have certain limitations. In addition, we rely on data received from third parties, including third-party platforms, to track certain performance indicators, and we may be limited in our ability to verify such data. In addition, as our business evolves, we have altered and may in the future again alter, the metrics that we track, and our methodologies for tracking such metrics may change over time, which could result in changes to the metrics we report. If we undercount or overcount performance due to the internal data analytics tools we use or issues with the data received from third parties, or if our internal data analytics tools contain algorithmic or other technical errors, the data we report may not be accurate or comparable with prior periods. In addition, limitations, changes, or errors with respect to how we measure data may affect our understanding of certain details of our business, which could affect our longer-term strategies. If our performance metrics are not, or are not perceived to be, accurate representations of our business, if we discover material inaccuracies in our metrics or the data on which such metrics are based, or if we can no longer calculate any of our performance metrics with a sufficient degree of accuracy, investors could lose confidence in the accuracy and completeness of such metrics, which could cause the price of our Class A ordinary shares to decline.

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

Russia’s military action against Ukraine has led to an unprecedented expansion of sanction programs imposed by the United States, the European Union, the United Kingdom, Canada, Switzerland, Japan and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic regions of Ukraine, and the non-government controlled areas of the Zaporizhzhia and Kherson regions of Ukraine.

We are actively monitoring the situation in Ukraine and will continue to assess any impact it may have on our business. Although we have no physical presence in either Ukraine or Russia, as of December 31, 2024, we had contracts with approximately 100 Ukraine-based independent entrepreneurs who provide us with software development services. Although the conflict in Ukraine has not had any material impact on our operations to date, we have no way to predict the progress or outcome of the conflict or its impacts in Ukraine, Russia or Belarus, as the conflict and any resulting government reactions, are rapidly developing and beyond our control. The extent and duration of the military action, sanctions and resulting market disruptions could be significant and could potentially have substantial impact on the global economy and our business for an unknown period of time. Any of the abovementioned factors could affect our business, financial condition and results of operations. Any such disruptions may also magnify the impact of other risks described in this Annual Report.

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

We expect such expenses to further increase now that we are no longer an “emerging growth company.” We also expect these rules and regulations to make it more expensive for us to maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. In addition, some members of our management team may have limited experience managing a public company, and our management team must devote substantial attention interacting with public company analysts and investors and complying with the increasingly complex laws pertaining to public companies, which may divert attention away from the day-to-day management of our business. Increases in costs incurred or diversion of management’s attention resulting from our operations as a publicly traded company may adversely affect our business, financial condition, and results of operations.

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

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our business, financial condition, and results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our consolidated financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we are now required to include in our periodic reports filed with the SEC as we are no longer an emerging growth company. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A ordinary shares. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

We are subject to the requirements of Section 404 of the Sarbanes-Oxley Act. We are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, requiring management to certify financial and other information in our annual reports and, beginning with this Annual Report, to provide an annual management report on the effectiveness of control over financial reporting and an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. As a newly public company, we have not previously been required to conduct an internal control evaluation and assessment. If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, including if in the future we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. Furthermore, if in the future we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. Additionally, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. As a result, the market price of our Class A ordinary shares could be negatively affected, and we could become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.

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

ODDITY’s online, direct-to-consumer business was founded in 2018 with our launch of IL MAKIAGE in the United States, with a mission to transform the global beauty and wellness market through technology and entrepreneurial thinking. We have rapidly and profitably scaled since then and believe that today we are the world’s largest online, direct-to-consumer company in the beauty and wellness industry based on revenue.

In 2017 we secured an investment from L Catterton to support the launch of our technology platform and online business in the United States.

In 2020 we expanded our online platform to the U.K., followed by additional markets in continental Europe and Australia. Sales outside of the United States represented 15% of our net revenue for the year ended December 31, 2024.

In 2021, we acquired Voyage81, a leader in computer vision, AI-driven imaging, and hyperspectral technology.

In 2023, we acquired Revela, a Boston-based biotechnology company pioneering pharma-grade technology to discover molecules and formulations for beauty and wellness products. With this acquisition, we established ODDITY LABS and accelerated our investment in biotech, including AI-based molecule discovery.

Capital Expenditures

See the section titled “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

General Corporate Information

ODDITY Tech Ltd. (formerly known as Il Makiage Cosmetics (2013) Ltd.) was incorporated on June 23, 2013 in Israel under the Companies Law. Our common shares have been listed on the Nasdaq since July 2023.

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

B.Business Overview

Who We Are

We are a consumer tech platform that is built to transform the global beauty and wellness market. Our technology innovations, world-class physical product range, and compelling brands built to win online have enabled our accelerated global growth by delivering consumers what we believe to be a superior product and experience.

We operate in what we believe is one of the most attractive categories in the world and have built a rapidly scaling model that leads the industry in two powerful secular trends. First, the consumer migration online, where we are already a dominant direct-to-consumer platform. Second, the consumer shift to science-backed products that truly solve their pain points, where our investment in ODDITY LABS positions us to lead in developing high performing ingredients and formulations in the market.

Since launching in the United States in 2018, we have disrupted the way millions of consumers shop for beauty products by bringing them online and transforming their shopping experience, deploying algorithms and machine learning models to deliver a precise product match and seamless shopping experience.

Our online platform supports a portfolio of stand-alone brands and served approximately 60 million users as of December 31, 2024.

Our commitment to innovation through our proprietary technology is matched only by our commitment to developing empowering products of the highest quality, marrying the worlds of technology and physical beauty and wellness products for the benefit of consumers.

In 2023 we acquired Revela, a Boston-based biotechnology company pioneering pharma-grade technology to discover molecules and formulations for beauty and wellness applications. With this acquisition, we established ODDITY LABS to unleash the full force of advanced biotechnology and digital biology, including AI-based molecule discovery, for the development of high performing beauty and wellness products from proprietary molecules. We believe this technology and our accelerated investment has the potential to radically transform our industry for the benefit of consumers, delivering products that solve their toughest pain points.

We believe IL MAKIAGE, our first brand, is the largest online beauty brand in the United States as measured by revenue, with growing presence overseas. SpoiledChild, our second brand, which we launched in 2022, is a multicategory wellness brand, including hair and skin products. Our in-house New Ventures brand incubator has a mandate to pursue additional brands and product categories ripe for disruption, including Brand 3, a telehealth platform, and Brand 4, which are both currently in development. We believe we can drive significant growth and gain market leadership by developing additional standalone, digitally native brands for future launches.

Our business has a powerful and rare combination of scale, growth, and profitability. Since our launch, we have proven our ability to quickly achieve success in new brands, products, categories and international markets. In just 18 months following our U.S. launch in 2018, and simultaneous with our rapid revenue growth, we achieved profitability due to strong repeat rates. During the year ended December 31, 2024, we scaled to $647 million of net revenue, compared to $509 million and $325 million for the years ended December 31, 2023 and 2022, respectively. In addition, for the years ended December 31, 2024, 2023 and 2022, we achieved a net income margin of 15.7%, 11.5%, and 6.7%, and Adjusted EBITDA margin of 23.3%, 21.1%, and 12.2%, respectively. For a breakdown of our net revenue by geography, see Note 15 to our consolidated financial statements included elsewhere in this Annual Report.

Our asset light model supports significant cash generation. During the year ended December 31, 2024, we generated $137.8 million of net operating cash flow compared to $87.5 million and $39.0 million for the years ended December 31, 2023, and 2022. See the section titled “Item 5.A. Operating and Financial Review and Prospects—Operating Results” for more information.

We intend to sustain our high-growth and attractive margin profile that consistently delivers great outcomes for our stakeholders. To do this, we maintain a long-term growth strategy that guides our continued investments that support profitable growth and market share gains within a large and attractive global beauty and wellness market. These include growing our user base, converting users into customers, increasing customer loyalty and share of wallet, expanding our global footprint, growing our existing brands, and expanding our portfolio of brands and services.

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

We see two powerful pillars of transformation in the industry, and have positioned ODDITY to lead on both fronts:

●	Increased online adoption. We expect online will emerge as the largest and most important channel in the industry, growing to account for roughly 50% of sales. ODDITY is already leading on this front as the largest online direct-to-consumer platform in the industry by revenue due to its significant investments in data and technology tools.
●	Accelerated demand for high performance products. Consumers are migrating away from generic brands and products and towards highly effective products with active ingredients and formulations that truly solve their pain points. ODDITY LABS and our investment in AI-based molecule discovery looks to extend this lead in product performance by creating and launching the next generation of beauty and wellness products to solve consumers’ toughest pain points.

Our Platform

We operate a different model to that of the incumbents that have historically dominated the global beauty and wellness market. This distinctive approach is core to our competitive advantage and ability to disrupt the market and gain market share.

●Outsiders by Design. Disrupting a market requires outside thinking. Our organization is built entirely by beauty industry outsiders, who come with fresh thinking, a focus on innovation, and a desire to drive continuous improvement. Our founder-led management team saw an industry ripe for disruption after observing the disconnect between online beauty discovery and offline purchasing behavior. As our name suggests, our corporate DNA values the ability to be unconstrained by historical conventions. We are uncompromising in our mission to make the first move, set the pace for the industry, take big swings, and continuously raise the bar - a wild vision combined with hard work and a hands-on approach.
●Technology First. Our business model is centered on our in-house technology capabilities, with leading expertise in data science, machine learning, and computer vision. We operate a cutting-edge R&D and technology center in Tel Aviv that is fully integrated with our business operations in New York City, and a biotech lab in Boston. Our investments in and focus on recruiting top technology talent is a key component of our strategy, and we expect our technology roadmap will define the future of beauty.
●Data Drives Our Business. We deploy our technology to better understand customers and anticipate their wants and needs. Our data moat drives all aspects of our business, including revenue, product recommendations, marketing and retargeting, distribution, operations, and development of new products and brands. We bring visitors to our website, turn visitors into users by asking questions and learning about them, then leverage the data we have across the platform to convert them into paying customers and repeat customers. This data is also critical to training our collection of machine learning models which drive the user journey, across acquisition, purchase, and post purchase. We believe our data-centric model offers significant financial benefits, similar to other “land and expand” models in the tech industry which support faster growth at higher incremental returns than analog models. Once a user is onboarded, we are able to market additional products and services at lower incremental costs, supporting favorable returns on capital.
●Superior Product Performance. Our data-centric strategy enables us to create and deliver superior products for our customers. From inception, we construct each brand by thoughtfully leveraging data and employing an exhaustive testing process with our global user base to determine product-market fit and develop ingredients and formulations. We are committed to only launching a product when our user data shows there is a real consumer need and that our product quality gives us the ability to win. In addition to developing products with ingredients available to the broader industry, we are investing in proprietary ingredients with ODDITY LABS, our in-house biotechnology that deploys cutting edge technology, including AI-based molecule discovery, to identify and launch novel ingredients that deliver superior performance and outcomes for consumers.

Disrupting a Massive Market with Technology

ODDITY is powered by our vision and commitment to revolutionize the beauty and wellness industry through technological innovations and outside thinking. We have built a holistic, end-to-end customer journey, with each of our user touchpoints seeking to enhance and optimize the overall experience. Our integrated model aims to eliminate significant friction, bringing discovery, product matching, tutorial, purchase, and repeat engagement under a single platform. It requires significant investments in technology talent, capabilities, and products.

Technology Talent

We operate an elite technology organization and technology is at the center of everything we do. An ethos of innovation, creation, agility, and disruption permeates our entire company. Our dedicated workforce includes in-house engineers, data scientists, computer vision experts, and product teams that comprise over 40% of our online platform headcount. Based in Tel Aviv, one of the most advanced R&D hubs in the world, ODDITY’s R&D organization has attracted talent from elite Israeli technology centers including the Israeli Defense Forces’ Unit 81, its Special Operations Division’s technology unit.

Our tech team is integrated with the business teams, working hand-in-hand across areas like growth, customer experience, marketing, and product development to drive the business. Our operating method allows us to keep a strong pace of innovation and execution as we scale. Tech squads are devoted to key domains, each organized as a small standalone startup with dedicated project managers, software developers, and quality assurance teams. This allows all teams to push domains in parallel and avoid bottlenecks. We work in weekly sprints that include planning, coding, deploying, testing, analyzing performance, and optimizing.

Technology Products

Our platform delivers the future of beauty and wellness to consumers by addressing the complex demands they face when buying online. Our core technology products should and will serve multiple brands:

●	Artificial Intelligence. We deploy AI and machine learning models across a wide range of front- and back-end operations. These include marketing and customer acquisition, product matching and recommendation, customer experience, and operations. We additionally use AI to support molecule discovery and product development at ODDITY LABS.
●	Computer Vision. Our computer vision tools support customers in their online experience. These tools allow us to identify skin conditions like acne and hyperpigmentation, track those conditions over time, and anticipate how those conditions will progress. We acquired hyperspectral vision technology in 2021 through the purchase of Voyage81. For more information see Note 13 to our consolidated financial statements included elsewhere in this Annual Report.
●	PowerMatch / SpoiledBrain. Our proprietary algorithms and machine learning models match customers with accurate complexion and beauty products. Using artificial intelligence and computer vision, PowerMatch and SpoiledBrain help users identify the correct products, formulations, and shades, reducing the risk of incorrect selection and eliminating the need to physically try on products in-store. We use many real-time predictions drawn from our pool of user data and are constantly improving our models to increase accuracy and conversion.
●	Kenzza. Kenzza, our proprietary and patented platform, brings video-on-demand content and experiences that change the way users buy beauty online by providing content and education that leads to high user confidence and lower friction. This custom-built digital media platform allows us to scale content easily across a wide range of creators and geographies.

Our Powerhouse Brands

We build and scale digitally native prestige beauty and wellness brands with strong brand equities off of the ODDITY platform. We launched IL MAKIAGE in the United States in 2018 as an online beauty brand and SpoiledChild in 2022 as an online wellness brand, and plan to launch additional brands off of our platform in the future, with Brand 3 and 4 already in development. Our product portfolio spans categories including face and complexion, eye, brow and lip products, makeup tools, skincare, haircare, and supplements. These products are designed specifically for our direct-to-consumer and online customer base. Products are priced in a range of $20-$100 per item, with higher price points for the more elite performance products in our range. We have made significant R&D investments in support of developing exceptional quality beauty and wellness products that drive adoption, customer loyalty, and repeat purchasing behavior. Our in-house R&D center works directly with our third-party manufacturing partners to develop or identify the precise product formulas that best achieve our stringent data-centric performance and quality criteria.

IL MAKIAGE

IL MAKIAGE is a prestige, digital beauty brand powered by ODDITY’s consumer tech platform, which leverages data science, machine learning and computer vision capabilities to deliver high-quality online experiences for consumers.

IL MAKIAGE defines and builds the future of beauty by using ODDITY’s unparalleled technology to connect people with a superior, painstakingly tested, wide range of beauty products including face and complexion, skin, eyes and brows, and lips.

Since the brand’s launch in 2018, according to our customer surveys, IL MAKIAGE has converted millions of consumers from shopping for beauty products in stores to making purchases online and disrupted the industry in the process.

SpoiledChild

We launched our multi-category second brand, SpoiledChild, in February 2022 with the goal of disrupting the wellness industry. SpoiledChild is a prestige online-only wellness brand powered by ODDITY’s scalable technology platform, including its AI and machine learning capabilities. SpoiledChild offers a range of superior products and sustainable design including skincare products, haircare products, and supplements.

Empowering a new generation of consumers to redefine the rules of aging, SpoiledChild allows consumers to control their future by offering an individualized approach to age-control.

In addition, SpoiledChild seeks to promote sustainability with its patented refillable packaging, designed to reduce waste.

New Ventures

We established our New Ventures brand incubator in 2019 to support the in-house development of new brands. The New Ventures team operates with the mandate to build brands and their technology products from start to finish, while targeting the most attractive pockets of demand in the global beauty and wellness market. We see an abundance of opportunity to disrupt large categories within the global beauty and wellness markets, where customer satisfaction is low and pain points are high, and where legacy brands with offline distribution and insufficient technology capabilities create a compelling opportunity for us to disrupt.

ODDITY LABS to Power Product Discovery and Development

We established ODDITY LABS to bring biotechnology and AI-based molecule discovery to beauty and wellness. ODDITY LABS is designed to deepen our competitive advantage by supporting the development of proprietary, science-backed, and high performance products for the benefit of consumers all over the world.

ODDITY LABS operates a biotechnology research and development lab in Boston, at the center of biotechnology talent and innovation. We expect that it will power our product innovation for the future, with a focus on the discovery and development of novel products.

ODDITY LABS was formed in April 2023 in conjunction with our acquisition of Revela, a biotechnology company focused on the development of new molecules for beauty and wellness products.

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

We believe AI-based molecule discovery is a transformative frontier in product development for our industry, driven by the advancements of key enabling technologies including synthetic biology, genomic sequencing, robotics, and AI. The technological approach is already widely used in the field of biotechnology for drug discovery. ODDITY LABS is deploying these capabilities to build a next-generation platform, which we believe will have distinct advantages:

●	the ability to discover and develop high-performance products that meet consumer needs at speed and scale;
●	the biological pathway mapping data base to understand the mechanisms that drive cellular behavior, supporting future innovation of novel products and solutions;
●	the ability to attract world leading talent; and
●	the ability to support systematic and repeatable innovation through AI-based molecule discovery.

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

Our proprietary technologies and robust first-party database enable us to achieve cost-effective and data-driven digital marketing and user acquisition. We also design innovative marketing programs that help increase brand awareness.

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

In the United States, the FDA has not promulgated regulations establishing good manufacturing practices, or GMPs, for cosmetics. However, the FDA’s draft guidance on cosmetic GMPs, most recently updated in June 2013, provides recommendations related to process documentation, recordkeeping, building and facility design, equipment maintenance and personnel, and compliance with these recommendations can reduce the risk that the FDA finds such products have been rendered adulterated or misbranded in violation of applicable law. The FDA also recommends that manufacturers maintain product complaint and recall files and voluntarily report adverse events to the agency. Further, under the Modernization of Cosmetic Regulation Act of 2022, which amended the FDCA, manufacturers of cosmetics are subject to more onerous FDA obligations, including adverse event reporting and record retention requirements, safety substantiation requirements, and facility registration requirements. The FDA has also been granted new enforcement authorities over cosmetics, such as mandatory recall authority, and new cosmetic labeling requirements have been imposed. The FDA monitors compliance of cosmetic products through market surveillance and inspection of cosmetic manufacturers and distributors to ensure that the products are not manufactured under unsanitary conditions, or labeled in a false or misleading manner. Inspections also may arise from consumer or competitor complaints filed with the FDA. In the event the FDA identifies unsanitary conditions, false or misleading labeling, or any other violation of FDA regulation, the FDA may request, or a manufacturer may independently decide to conduct a recall or market withdrawal of a product or to make changes to its manufacturing processes or product formulations or labels.

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

Our primary trademark, IL MAKIAGE, and our logo have been registered in the United States as well as in a number of foreign jurisdictions, including Israel. We also own several trademarks for which applications for registration are pending including, among others, SpoiledChild. As of December 31, 2024, we owned approximately 236 trademark registrations and 52 applications for trademark registration worldwide. The registrations of our trademarks are effective for varying periods of time and may be renewed periodically provided we comply with all applicable renewal requirements, including, where necessary, the continued use of the trademarks in the applicable jurisdictions in connection with certain goods and services. We may consider pursuing trademark registrations for additional marks and in additional jurisdictions if and to the extent we believe such registrations would be beneficial to our business and cost-effective.

As of December 31, 2024, we have also registered various domain names that we use in the conduct of our business, including ilmakiage.co.il, ilmakiage.com and spoiledchild.com.

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

D. Property, Plants and Equipment

Our Facilities

We lease approximately 19,898 square feet in New York, New York, where we operate our U.S. headquarters, approximately 3,825 square feet in Boston, Massachusetts, where we operate ODDITY LABS, and approximately 9,365 square feet in Tel Aviv, Israel, where we operate our corporate headquarters. We believe that our existing facilities are sufficient for our current needs. We believe that suitable additional or substitute space will be available as needed to accommodate changes in our operations.

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

Company Overview

We are a consumer tech platform that is built to transform the global beauty and wellness market. Our technology innovations, world-class physical product range, and compelling brands built to win online have enabled our accelerated global growth by delivering consumers what we believe to be a superior product and experience.

Our platform supports a strong financial model that delivers a rare combination of scale, growth, and profitability. Our net revenue increased to $647 million in 2024 from $509 million and $325 million in 2023 and 2022. We achieved net income of $101.5 million, $58.5 million, and $21.7 million in 2024, 2023, and 2022 respectively. We achieved Adjusted EBITDA of $150.4 million in 2024 from $107.3 million and $39.5 million in 2023 and 2022.

Since our initial public offering in 2023 we have committed to a long-term financial algorithm that targets 20% annual revenue growth and 20% Adjusted EBITDA margin. We exceeded these targets every year as a public company, including 2024 and 2023.

A.Operating Results

Key Factors Affecting Our Performance

We believe that our continued success and growth are dependent on a number of factors that provide both significant areas of opportunity as well as potential challenges. We have outlined some of these factors below, as well as in the section titled “Item 3.D. Key Information—Risk Factors.”

Large and Attractive Addressable Market

We operate in the highly attractive over $600 billion global beauty and wellness market as defined by the global beauty, personal care and dietary supplements market per Euromonitor, which is characterized by its large size, secular tailwinds, high growth, and compelling gross margin profile.

Our Position at the Forefront of Industry Transformation

We see two powerful pillars of disruption in the industry, and have positioned ODDITY to lead on both fronts. First, the consumer shift online, which we expect will emerge as the industry’s largest channel, growing to account for roughly 50% of sales. Second, the accelerated demand for high performance, effective products that solve consumers’ pain points.

The ODDITY Technology and Data Platform

Our business model is centered on our in-house technology capabilities, with leading expertise in data science, machine learning, and computer vision. We expect our technology roadmap, combined with our user base of approximately 60 million users and our rich, proprietary data sets, will define the future of beauty. We define a user as a visitor on which we have collected at least 50 discrete data points as they engage and interact with our websites.

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

A Proven Brand Scaling Machine

We have an excellent track record of launching and scaling online brands, starting with IL MAKIAGE in 2018 and SpoiledChild in 2022. We have additional brands in development, including Brands 3 and 4, which we are building to lead in their respective markets.

Successful Product Launches

Our data-centric strategy and direct-to-consumer model allow us to create and deliver superior products for our customers. Product innovation across categories has been a key driver of our success. It drives our financial model through increased conversion, higher average order value, and repeat frequency. We believe our investment in molecule discovery with ODDITY LABS will deepen our competitive advantage in product development.

Expanding our Global Footprint

Our upfront investments in technology allow us to scale in new markets quickly and with limited asset intensity. We had net revenue outside of the United States of $100.3 million, $94.6 million and $83.4 million for the years ended December 31, 2024, 2023 and 2022, respectively, accounting for approximately 15%, 19% and 26% of our net revenue for the years then ended, respectively. This international penetration level is below that of our large global competitors and provides significant room for growth.

Attractive Unit Economics Supported by Efficient Customer Acquisition and Repeat Purchases

Through our technology platform we are able to efficiently bring visitors to our website, turn visitors into users by learning about them through engagement, leverage the data we have across the platform to convert those users into paying customers, and then convert customers into repeat customers.

Through this virtuous cycle we have successfully gained share of our industry while increasing our share of customer wallet. We continue to drive repeat behavior through strong customer satisfaction, improvements in data-driven personalization, product recommendations, customer service and engagement, in addition to new products and brand launches.

Investment in Innovation and Technology

Our success is dependent on our ability to sustain innovation and technology leadership to maintain our competitive advantage. We will continue to invest in our people, product and infrastructure to maintain and grow our consumer tech platform. We remain focused on developing our technology expertise across the full spectrum of engineering, architecture, infrastructure, data engineering, integrations, security, agile and project management, and information systems and planning.

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

Selling, General and Administrative Expenses

Selling, general and administrative expenses primarily consist of marketing and advertising expenses, employee-related costs, including salaries, benefits, and share-based compensation, depreciation, and amortization expenses, professional fees, payments processing fees, and other general expenses. We expect selling, general and administrative expense to continue to increase in absolute dollars as we grow our business, expand our workforce, implement new marketing strategies, and enhance our platform and product offerings, brands, and infrastructure. We also anticipate that we will incur additional costs for employees and third-party consulting services, including related to legal, accounting, insurance, and investor relations, in connection with our operations as a public company.

Financial Income, Net

Financial income, net consists primarily of interest income on our bank deposits and marketable securities as well as gain or loss on foreign currency, mainly driven by liabilities denominated in currencies other than U.S. dollars.

Taxes on Income

Taxes on income mainly consists of income taxes related to Israel and United States federal and state taxes, and changes in deferred tax assets.

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

	Year Ended December 31,
	2024		2023		2022
		% of net		% of net		% of net
	(in thousands)	revenue	(in thousands)	revenue	(in thousands)	revenue
Statements of Operations Data:
Net revenue	$647,040	100.0%	$508,685	100.0%	$324,520	100.0%
Cost of revenue	178,718	27.6	150,456	29.6	106,470	32.8
Gross profit	468,322	72.4	358,229	70.4	218,050	67.2
Selling, general and administrative expenses	352,722	54.5	283,911	55.8	190,385	58.7
Operating income	115,600	17.9	74,318	14.6	27,665	8.5
Financial income, net	(12,306)	(1.9)	(4,283)	(0.8)	(1,247)	(0.4)
Income before taxes on income	127,906	19.8	78,601	15.4	28,912	8.9
Taxes on income	26,415	4.1	20,067	3.9	7,184	2.2
Net income	$101,491	15.7%	$58,534	11.5%	$21,728	6.7%

Comparison of Year Ended December 31, 2024 and 2023

Net Revenue

	Year Ended December 31,
	2024	2023	$ Change	% Change

	(in thousands)
Net revenue	$647,040	$508,685	$138,355	27.2%

Net revenue increased by $138.4 million, or 27.2%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. The increase in net revenue was driven primarily by increased orders. The return rate decreased to 10.9% for the year ended December 31, 2024 compared to 12.0% for the year ended December 31, 2023. Online direct-to-consumer net revenue generated by ODDITY through its online platform represented 95% of net revenue for the year ended December 31, 2024, compared to 94% for the year ended December 31, 2023. Other net revenue, including revenue generated in Israel and through marketing affiliates, represented 5% of net revenue in 2024 and 6% of net revenue in 2023.

Cost of Revenue

	Year Ended December 31,
	2024	2023	$ Change	% Change

	(in thousands)
Cost of revenue	$178,718	$150,456	$28,262	18.8%

Cost of revenue increased by $28.3 million, or 18.8%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. The increase in cost of revenue was primarily attributable to increased orders partially offset by supply chain efficiencies and cost improvement efforts.

Gross Profit and Gross Margin

	Year Ended December 31,
	2024	2023	$ Change	% Change

	(in thousands)
Gross profit	$468,322	$358,229	$110,093	30.7%
Gross margin	72.4%	70.4%		2.0%

Our gross profit increased by $110.1 million, or 30.7%, for the year ended December 31, 2024 compared to the year ended December 31, 2023 as a result of the growth in our net revenue. Our gross margin increased 2.0% to 72.4% in the year ended December 31, 2024 compared to 70.4% in the year ended December 31, 2023. Our gross margin increase was largely driven by supply chain efficiencies and cost improvement efforts.

Selling, General and Administrative Expenses

	Year Ended December 31,
	2024	2023	$ Change	% Change

	(in thousands)
Selling, general, and administrative expenses	$352,722	$283,911	$68,811	24.2%

Selling, general and administrative expenses increased by $68.8 million, or 24.2%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. This increase was primarily due to an increase of $38.7 million in advertising costs to support sales growth. Selling, general and administrative expenses for the year ended December 31, 2024 were also impacted by increased investment related to growth initiatives, including ODDITY LABS and future brands. Stock-based compensation expense was $25.0 million for the year ended December 31, 2024, compared to stock-based compensation expense of $24.1 million for the year ended December 31, 2023.

Financial Income, Net

	Year Ended December 31,
	2024	2023	$ Change	% Change

	(in thousands)
Financial Income, net	$(12,306)	$(4,283)	$(8,023)	187.3%

Financial income, net increased by $8.0 million for the year ended December 31, 2024 compared to the year ended December 31, 2023. The increase was primarily attributable to interest on bank deposits and marketable securities. See the section titled “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources” below.

Taxes on Income

	Year Ended December 31,
	2024	2023	$ Change	% Change

	(in thousands)
Taxes on Income	$26,415	$20,067	$6,348	31.6%

Taxes on income increased by $6.3 million, or 31.6%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The increase was primarily driven by higher earnings before tax. The effective tax rate decreased to 20.7% for the year ended December 31, 2024 from 25.5% for the year ended December 31, 2023 due in part to a decrease in non-deductible expenses.

Comparison of Years Ended December 31, 2023 and 2022

Net Revenue

	Year Ended December 31,
	2023	2022	$ Change	% Change

	(in thousands)
Net revenue	$508,685	$324,520	$184,165	56.7%

Net revenue increased by $184.2 million, or 56.7%, for the year ended December 31, 2023, compared to the year ended December 31, 2022, primarily driven by a 40.2% increase in orders. Order billings increased 50.6% to $595.8 million for the year ended December 31, 2023 compared to the year ended December 31, 2022. The return rate decreased to 12.0% for the year ended December 31, 2023 compared to 14.8% for the year ended December 31, 2022.

Cost of Revenue

	Year Ended December 31,
	2023	2022	$ Change	% Change

	(in thousands)
Cost of revenue	$150,456	$106,470	$43,986	41.3%

Cost of revenue increased by $44.0 million, or 41.3%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase in cost of revenue was primarily attributable to increased orders partially offset by supply chain efficiencies and cost improvement efforts.

Gross Profit and Gross Margin

	Year Ended December 31,
	2023	2022	$ Change	% Change

	(in thousands)
Gross profit	$358,229	$218,050	$140,179	64.3%
Gross margin	70.4%	67.2%		3.2%

Our gross profit increased by $140.2 million, or 64.3%, for the year ended December 31, 2023, compared to the year ended December 31, 2022 as a result of the growth in our net revenue. Our gross margin increased 3.2% to 70.4% in the year ended December 31, 2023, compared to 67.2% in the year ended December 31, 2022. Our gross margin increase was largely driven by supply chain efficiencies and cost improvement efforts.

Selling, General and Administrative Expenses

	Year Ended December 31,
	2023	2022	$ Change	% Change

	(in thousands)
Selling, general, and administrative expenses	$283,911	$190,385	$93,526	49.1%

Selling, general and administrative expenses increased by $93.5 million, or 49.1%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. This increase was primarily due to an increase of $33.6 million in advertising costs to support sales growth. Selling, general and administrative expenses for the year ended December 31, 2023, were also impacted by increased investment related to growth initiatives, including ODDITY LABS and future brands. We also incurred increased expenses related to our IPO and public company costs. Stock-based compensation expense including expenses associated with accelerated vesting related to our IPO was $24.1 million for the year ended December 31, 2023, compared to stock-based compensation expense of $6.7 million for the year ended December 31, 2022. We incurred $17.4 million of one-time compensation expense to our founders related to the SpoiledChild incentive plan for the year ended December 31, 2023, compared to $12.6 million for the year ended December 31, 2022.

Financial Income, Net

	Year Ended December 31,
	2023	2022	$ Change	% Change

	(in thousands)
Financial Income, net	$(4,283)	$(1,247)	$(3,036)	243.5%

Financial income, net increased by $3.0 million for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase was primarily attributable to interest on bank deposits and marketable securities. See the section titled “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources” below.

Taxes on Income

	Year Ended December 31,
	2023	2022	$ Change	% Change

	(in thousands)
Taxes on Income	$20,067	$7,184	$12,883	179.3%

Taxes on income increased by $12.9 million, or 179.3%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase was primarily driven by higher earnings before tax.

Non-GAAP Financial Measures

We regularly review certain non-GAAP financial measures to evaluate our business, measure our performance, identify trends, prepare financial projections and make business decisions. The information set forth below should be considered in addition to, not as a substitute for or in isolation from, our financial measures prepared in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate these measures differently or not at all, which reduces their usefulness as comparative measures. A reconciliation of the non-GAAP financial measures, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted operating income and Adjusted net income to the most directly comparable financial measures calculated in accordance with U.S. GAAP is set forth below under “Non-GAAP Financial Measures.”

	Year Ended December 31,
	2024	2023	2022

Non-GAAP Financial Measures	(in thousands)
Adjusted EBITDA	$150,449	$107,334	$39,471
Adjusted EBITDA margin	23.3%	21.1%	12.2%
Adjusted operating income	$140,622	$98,729	$35,063
Adjusted net income	$121,345	$76,713	$27,298

Note Regarding the Disclosure of Order Billings

Since our IPO, we have disclosed Order billings, which represent amounts invoiced to customers during the period. However, going forward, we have decided not to report Order billings as we believe that this measure is no longer an appropriate metric to evaluate trends in our operating results and we no longer use it to contemporaneously assess and monitor our operating performance.

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA is defined as net income before financial income, net, taxes on income, and depreciation and amortization as further adjusted to exclude share-based compensation expense, and non-recurring adjustments. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by net revenue. We have provided below a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure presented in accordance with U.S. GAAP.

We believe Adjusted EBITDA and Adjusted EBITDA margin are useful for financial and operational decision-making and as a means to evaluate period-to-period comparisons. By excluding certain items that may not be indicative of our recurring core operating results, we believe that Adjusted EBITDA and Adjusted EBITDA margin provide meaningful supplemental information regarding our performance. In addition, Adjusted EBITDA and Adjusted EBITDA margin are widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as depreciation and amortization, interest expense, and interest income, which can vary substantially from company to company depending on their financing and capital structures and the method by which their assets were acquired. However, these non-GAAP measures also have limitations as analytical tools, and you should not consider these measures as a substitute for or in isolation from, our financial results prepared in accordance with U.S. GAAP. For example, Adjusted EBITDA does not reflect: (i) interest expense or income or the cash requirements necessary to service interest or principal payments on debt, which reduces the cash available to us, (ii) tax payments that may represent a reduction in cash available to us, (iii) non-cash charges for depreciation of property and equipment and amortization of intangible assets, even though the assets being depreciated and amortized may have to be replaced in the future and would require cash capital expenditure requirements for such replacements or for new capital expenditure requirements, or (iv) share-based compensation expense, which is expected to be a recurring expense for our business. Other companies, including companies in our industry, may calculate Adjusted EBITDA and Adjusted EBITDA margin differently or not at all, which reduces their usefulness as comparative measures.

	Year Ended December 31,
	2024	2023	2022

	(in thousands)
Net Income	$101,491	$58,534	$21,728
Financial income, net	(12,306)	(4,283)	(1,247)
Taxes on income	26,415	20,067	7,184
Depreciation and amortization	9,827	8,605	4,408
Share-based compensation	25,022	24,111	6,697
Non-recurring adjustments	—	300	701
Adjusted EBITDA	$150,449	$107,334	$39,471
Net income margin	15.7%	11.5%	6.7%
Adjusted EBITDA margin	23.3%	21.1%	12.2%

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

	Year Ended December 31,
	2024	2023	2022

	(in thousands)
Operating income	$115,600	$74,318	$27,665
Share-based compensation	25,022	24,111	6,697
Non-recurring adjustments	—	300	701
Adjusted operating income	$140,622	$98,729	$35,063

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

	Year Ended
	December 31,
	2024	2023	2022

	(in thousands)
Net income	$101,491	$58,534	$21,728
Share-based compensation	25,022	24,111	6,697
Non-recurring adjustments	—	300	701
Tax impact	(5,168)	(6,232)	(1,828)
Adjusted net income	$121,345	$76,713	$27,298

B.	Liquidity and Capital Resources

Since inception, we have financed operations primarily through revenue from operations. As of December 31, 2024, we had $169.1 million of cash and cash equivalents, restricted cash, short-term deposits and marketable securities

Indebtedness

2025 Credit Facilities

On January 30, 2025, we entered into separate credit facility arrangements with three Israeli banks, Bank Leumi, Discount Bank and Bank Hapoalim (the “2025 Credit Facilities”), denominated in U.S. dollars, pursuant to which we may withdraw an aggregate principal amount of up to $200 million. Borrowings under the 2025 Credit Facilities will accrue interest at a percentage rate per annum equal to SOFR + 3.1% for borrowings of up to $130,000,000; SOFR + 2.6% for fixed revolving loans provided for a period shorter than a year; and Prime + 0.1% for on-call borrowings made in NIS. An additional commitment fee of 0.29% will apply to any unused credit. The 2025 Credit Facilities are available for borrowing for a period of one year. The obligations of the Company under the 2025 Credit Facilities benefit from a negative pledge by the Company and are guaranteed by certain of the Company’s subsidiaries. The 2025 Credit Facilities contain customary affirmative and negative covenants, as well as certain financial covenants, including that the Company’s shareholder equity ratio (generally calculated by dividing total shareholders’ equity by total assets) shall not fall, at any given time, below 20% and that the net debt-to-EBITDA ratio of the Company does not exceed 3x of EBITDA; they are governed by Israeli law.

2024 Credit Facilities

In January 2024, we entered into separate credit facility arrangements with two Israeli banks, Bank Leumi and Bank Hapoalim (the “2024 Credit Facilities”), denominated in U.S. dollars, pursuant to which we were permitted to withdraw an aggregate principal amount of up to $100 million. Borrowings under the 2024 Credit Facilities accrued interest at a percentage rate per annum equal to SOFR + 2.7% for borrowings of up to $70 million; SOFR + 3.5% for fixed revolving loans provided for a period shorter than a year; and Prime + 0.1% for on-call borrowings made in NIS. An additional commitment fee of 0.32% applied to any unused credit. The obligations of the Company under the 2024 Credit Facilities included a negative pledge by the Company and were guaranteed by certain of the Company’s subsidiaries. The 2024 Credit Facilities also contained customary affirmative and negative covenants, as well as certain financial covenants, including that the Company’s shareholder equity ratio would not fall, at any given time, below 20% and that the net debt-to-EBITDA ratio of the Company would not exceed 3x of EBITDA. The 2024 Credit Facilities were not utilized by the Company and were replaced in full by the 2025 Credit Facilities in January 2025.

2020 Credit Facility

In April 2020, we entered into a loan agreement with Bank Hapoalim, denominated in NIS, pursuant to which we borrowed an aggregate principal amount of NIS 5 million (approximately $1.4 million according to the applicable exchange rate as of December 31, 2023) (the “2020 Credit Facility”). The principal amount of the 2020 Credit Facility bore interest at a floating per annum rate equal to prime plus 1.5%. The 2020 Credit Facility had a maturity date of April 2025. As of December 31, 2023, we had repaid all amounts outstanding under the 2020 Credit Facility and the facility was subsequently terminated.

2016 Credit Line

In May 2016, we entered into a credit line agreement with Bank Hapoalim (the “2016 Credit Line”), denominated in NIS, pursuant to which we could withdraw an aggregate principal amount of up to NIS 25 million (approximately $6.9 million according to the applicable exchange rate as of December 31, 2023). The principal amount bore interest at a floating per annum rate equal to prime plus 1.4%, and we paid an additional annual fee of 0.4% of the unused credit line. The 2016 Credit Line had a maturity date of one year which was automatically renewed on a yearly basis. As of December 31, 2023, we had repaid all amounts outstanding under the 2016 Credit Line and the agreement was subsequently terminated.

The loans made under the 2016 Credit Line and 2020 Credit Facility were secured by a floating charge on our assets and liens on deposit in the amount of $2.0 million. These credit facilities also included a requirement to report our financial statements and other financial information, as would be requested from time to time.

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

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31
	2024	2023	2022

	(in thousands)
Cash provided by operating activities	$137,764	$87,455	$39,032
Cash provided by (used in) investing activities	1,352	(139,991)	(25,780)
Cash (used in) provided by financing activities	(127,299)	48,811	(246)
Effect of exchange rate fluctuations on cash and cash equivalents	(236)	(623)	(781)
Net increase (decrease) in cash, cash equivalents and restricted cash	$11,581	$(4,348)	$12,225

Operating Activities

Our largest source of operating cash is cash collected from sales of our products to our customers. Our primary uses of cash from operating activities are for marketing expenses, personnel expenses, and general and administrative expenses.

Net cash provided by operating activities increased to $137.8 million for the year ended December 31, 2024, compared to $87.5 million for the year ended December 31, 2023, primarily due to an increase in net revenue and higher gross margins, leading to an increase in net income adjusted for certain non-cash expenses and change in working capital. Our net cash provided by operating activities for the year ended December 31, 2024 and 2023 consisted of $101.5 million and $58.5 million of net income, adjusted for $33.6 million and $32.2 million of non-cash expenses and $2.7 million and $(3.2) million of net cash provided (used in) as a result of changes in operating assets and liabilities, respectively. For the year ended December 31, 2024, the non-cash charges included principally $9.8 million of depreciation and amortization and $25.0 million of share-based compensation. For the year ended December 31, 2023, non-cash charges included principally $8.6 million of depreciation and amortization and $24.1 million of share-based compensation. The changes in operating assets and liabilities were primarily driven by an increase in trade payables and other accounts payable, partially offset by an increase in inventory and prepaid expenses and other receivables.

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

Investing Activities

Net cash provided by investing activities for the year ended December 31, 2024 was $1.4 million, compared to $140.0 million used in investing activities for the year ended December 31, 2023. The $1.4 million of net cash provided by investing activities in the year ended December 31, 2024 was primarily related to a $(30.0) million net change in short-term deposits, a $(18.5) million investment in marketable securities and $(3.3) million related to capital expenditures.

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

Financing Activities

Net cash used in financing activities was $127.3 million for the year ended December 31, 2024, compared to $48.8 million used in financing activities for the year ended December 31, 2023. The $127.3 million of net cash used in financing activities was primarily related to $147.3 million purchase of treasury shares, partially offset by $19.0 million proceeds from exercise of options.

Net cash provided by financing activities was $48.8 million for the year ended December 31, 2023, compared to $0.2 million used in financing activities for the year ended December 31, 2022. The $48.8 million of net cash provided by financing activities was primarily related to net proceeds of $53.0 million from our initial public offering.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2024:

		Less			More
		than			than
	Total	1 Year	1 - 3 Years	3 - 5 Years	5 Years

Operating lease commitments	$29,803	$9,006	$10,559	$7,054	$3,184
Severance pay obligations(1)	2,254	—	—	—	—
Total contractual obligations	$32,057	$9,006	$10,559	$7,054	$3,184
(1)	Severance pay obligations to our Israeli employees, as required under Israeli labor law, are payable only upon termination, retirement or death of the respective employee. See the section titled “Item 6.C. Directors, Senior Management and Employees—Board Practices—Employment and Consulting Agreements with Executive Officers.” These obligations are partially funded through accounts maintained with financial institutions and recognized as an asset on our balance sheet. Of this amount, $0.5 million is unfunded.

Off-Balance Sheet Obligations

As of December 31, 2024, we had not entered into any off-balance sheet arrangements.

Capital Expenditures

Our capital expenditures amounted to approximately $3.3 million for the year ended December 31, 2024, approximately $2.1 million for the year ended December 31, 2023 and approximately $2.3 million for the year ended December 31, 2022. Our historical capital expenditures are primarily related to expenditures associated with our headquarters and other office expenses. We expect that cash from operating activities and financing activities will be used to meet our capital expenditure needs in the foreseeable future.

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

Under Topic 606, we recognize revenue when our customers obtain control of promised goods or services. Net revenue reflects the consideration that we expect to receive in exchange for those goods or services, net of promotional discounts and estimated returns. Shipping fees charged to customers are reported within net revenue. Sales and other taxes we collect concurrent with revenue-producing activities are excluded from revenue. We recognize revenue at the time control of the products passes to the customer, which is at the time of shipment. The Company also offers a “Try Before You Buy” program, which allows some of its customers to order certain products and pay for the products after the trial period ends. Under ASC 606 we recognize revenue for orders placed under the program when the trial period lapses. Our shipping and handling costs are fulfillment costs and such amounts are classified as part of cost of sale.

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

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers and members of our board of directors as of the date of this Annual Report:

Name	Age	Position
Executive Officers
Oran Holtzman	41	Co-Founder, Chief Executive Officer and Director
Shiran Holtzman-Erel	37	Co-Founder, Chief Product Officer and Director
Lindsay Drucker Mann	44	Global Chief Financial Officer
Niv Price	51	Chief Technology Officer
Non-Employee Directors
Michael Farello	60	Director
Lilach Payorski	51	Director
Ohad Chereshniya	45	Director
Yehoshua (Shuki) Nir	55	Director

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

Niv Price has served as our Chief Technology Officer since July 2021. Prior to joining us, Mr. Price co-founded and served as director and Chief Executive Office of Voyage81 LTD from April 2018 until our acquisition of Voyage81 LTD in July 2021. Mr. Price also served in the Intelligence Directorate of the Israeli Defense Forces from October 1995 to December 2016. Mr. Price holds an M.Sc. in Electrical Engineering from Tel Aviv University and an M.A. in Public Administration from Harvard University.

Non-Employee Directors

Michael Farello has served as a member of our board of directors since June 2017. Mr. Farello has served as Managing Partner of L Catterton since January 2006. Mr. Farello has also served on the board of directors of multiple companies over the years and currently serves on the board of directors of, among others, Vroom since July 2015 and Better Mortgage since September 2020. Mr. Farello holds a B.S. in Industrial Engineering from Stanford University and a Master of Business Administration from Harvard Business School.

Lilach Payorski has served as a member of our board of directors since March 2022; she chairs the Audit Committee and is classified as an external director under the Companies Law. Ms. Payorski currently serves as director and member of the audit and compensation committees of Kamada Ltd. and as director and member of the audit committee of Gauzy Ltd. Ms. Payorski also served as the chief financial officer of Stratasys Ltd., a developer and manufacturer of 3D printers and additive solutions, from January 2017 to February 2022. Prior to that, from December 2012 until December 2016, Ms. Payorski served as Senior Vice President, Corporate Finance at Stratasys Ltd. Ms. She previously held key finance management positions with PMC- Sierra Inc (NASDAQ: PMC), Checkpoint Software Technologies (NASDAQ:CHKP), WindRiver Systems (NASDAQ:WIND), and Ernst & Young. Payorski holds a B.A. in Accounting and Economics from Tel-Aviv University. Ms. Payorski also completed the Board of Directors and Senior Corporate Officers Program at LAHAV, School of Management, Tel Aviv University.

Ohad Chereshniya has served as a member of our board of directors since July 2023. Mr. Chereshniya currently serves as director of the audit committee of Itim Ensemble, an Israeli non-profit organization, and was Chief Financial Officer at Elementor Ltd. from January 2020 through January 2025. Mr. Chereshniya served as the Chief Financial Officer of Context Based 4casting Ltd. from July 2017 to December 2019. Prior to that, from June 2013 until May 2017, Mr. Chereshniya served as our Chief Financial Officer. Mr. Chereshniya holds an M.B.A. and a B.A. in Accounting from Tel Aviv University.

Yehoshua (Shuki) Nir has served as a member of our board of directors since July 2024. Mr. Nir is Chief Executive Officer of SolarEdge Technologies, Inc. He is also a director of Kornit Digital Ltd. and of Cardo Systems Ltd., and was formerly a director of ironSource Ltd. Mr. Nir has held strategic and leadership roles in various tech companies, and was also the co-founder and CEO of MindEcho, Inc. He holds an M.B.A, an L.L.B. and a B.A (Accounting) from the Tel Aviv University.

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

Compensation of our directors is governed by the terms of our compensation policy as follows: (i) to the external directors (as defined below), in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Whose Securities are Traded on a Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time, which compensation may include share-based compensation, and (ii) to the non-employee directors, in accordance with the amounts determined in our compensation policy. Additionally, each of our external directors is entitled to coverage under our directors and officers liability insurance policies and under the letter of indemnification we provided to such directors.

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

Our compensation policy also provides for compensation to the members of our board of directors as follows: (i) to the external directors, in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Whose Securities are Traded on a Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time, which compensation may include share-based compensation, and (ii) to the non-employee directors, in accordance with the amounts determined in our compensation policy.

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

Aggregate Compensation of Executive Officers and Directors

The aggregate compensation recorded by us and our subsidiaries to our directors and executive officers identified in the section titled “Item 6.A. Executive Officers and Directors,” including share-based compensation expenses recorded in our financial statements, for the year ended December 31, 2024, was approximately $16.2 million. This amount includes deferred or contingent compensation accrued for such year (and excludes deferred or contingent amounts accrued for during the year ended December 31, 2023 and paid during the year ended December 31, 2024). We did not have any amounts set aside or accrued to provide pension, severance, retirement or similar benefits or expenses to our directors and executive officers as of December 31, 2024. During the year ended December 31, 2024, our directors and executive officers were granted 361,233 restricted share units under our 2023 Incentive Award Plan.

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

Covered Executives

The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2024 (the “Covered Executives”). All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2024.

●	Mr. Oran Holtzman, Co-Founder and Chief Executive Officer. Compensation expenses recorded in 2024 of $0.2 million in salary expenses and social benefits costs.
●	Ms. Shiran Holtzman-Erel, Co-Founder and Chief Product Officer. Compensation expenses recorded in 2024 of $0.3 million in salary expenses and social benefits costs.
●	Ms. Lindsay Drucker Mann, Global Chief Financial Officer. Compensation expenses recorded in 2024 of $0.7 million in salary expenses and social benefits costs.

●	Mr. Dmitri Kaplun, Chief Executive Officer, IL Makiage. Compensation expenses recorded in 2024 of $0.9 million in salary expenses and social benefits costs.
●	Mr, Niv Price, Chief Technology Officer. Compensation expenses recorded in 2024 of $0.2 million in salary expenses and social benefits costs.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy, pension fund or 401(K) fund.

During 2024, we granted our directors and executive officers 361,233 RSUs and PSUs (restricted share units subject to certain performance conditions) under our 2023 Incentive Award Plan. The executive officers’ equity grants were subject to a vesting schedule between one and four years from the date of grant, with the PSUs also being subject to predetermined Company performance criteria set by our compensation committee and board of directors. In connection with outstanding awards to our Covered Executives, we recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2024 for Mr. Oran Holtzman, Ms. Shiran Holtzman-Erel, Ms. Lindsay Drucker Mann, Mr. Dmitri Kaplun and Mr. Niv Price of $2.7 million, $2.4 million, $2.0 million, $3.6 million and $0.6 million, respectively.

All equity-based compensation grants to our Covered Executives were made in accordance with our compensation policy and were approved by our compensation committee and board of directors. Assumptions and key variables used in the calculation of such amounts are described in Note 13 to our audited consolidated financial statements included elsewhere in this Annual Report.

During the year ended December 31, 2024, we also recorded a one-time bonus expense in respect of Mr. Niv Price, of $2.0 million.

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

Share Option Plans

2020 Equity Incentive Plan

The 2020 Equity Incentive Plan (the “2020 Plan”), was adopted by our board of directors on April 1, 2020. The 2020 Plan creates alignment between the compensation and benefits of the individuals and entities providing us or our affiliates services with our success and long-term shareholder value, while also creating a long-term retention vehicle. The 2020 Plan enabled us to grant equity-based awards consisting of options to purchase our Class A ordinary shares, restricted shares and RSUs, all of which are referred to as “awards.” As of December 31, 2024, options to purchase 9,154,612 Class A ordinary shares were outstanding under the 2020 Plan. The 2020 Plan was replaced by the 2023 Plan on September 28, 2023, but awards outstanding as of that date will continue in full force and in accordance with the terms under which they were granted.

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

The below summary of the Israeli Sub-Plan is qualified in its entirety by reference to the 2023 Plan, which is filed as an exhibit to this Annual Report.

Eligibility

The Israeli Sub-Plan applies to awards granted to our employees, directors or officers or to the employees, directors or officers of any of our Israeli resident subsidiaries (the “Approved Israeli Participants”), or to an Israeli Participant who is not an Approved Israeli Participant, including a consultant or any of our Controlling Shareholders within the meaning of Section 32(9) of the Ordinance (the “Unapproved Israeli Participants”). Only Approved Israeli Participants may be granted awards pursuant to Section 102(b) of the Ordinance, according to which the awards must be held in trust by a trustee for the benefit of the Approved Israeli Participant pursuant to Section 102(b) of the Ordinance (the “Trustee 102 Awards”). We have filed the 2023 Plan and the Israeli Sub-Plan with the Israel Tax Authority including our election to grant Capital Gain Awards (the “Election”). The Election obligates us to grant only Capital Gain Awards to all Israeli Participants who are granted Trustee 102 Awards, all in accordance with the provisions of Section 102(g) of the Ordinance. The Election does not prevent us from granting simultaneously awards pursuant to Section 102(c) of the Ordinance which are not held in trust by a trustee. Awards granted to Unapproved Israeli Participants are not subject to the trustee arrangement, and are instead subject to Section 3(i) or 2 of the Ordinance.

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

2023 Employee Share Purchase Plan

Our 2023 Employee Share Purchase Plan (the “ESPP”) was adopted by our board of directors on June 22, 2023 and is designed to allow our and our designated subsidiary’s employees to purchase Class A ordinary shares, at periodic intervals, with their accumulated payroll deductions. The ESPP consists of two components: a Section 423 component and a non-Section 423 component. As of December 31, 2024, no offerings have been made under the ESPP. We do not intend to make any offerings under the ESPP at this time.

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

We are a “foreign private issuer” (as such term is defined in Rule 405 under the Securities Act). As a foreign private issuer we are permitted to comply with Israeli corporate governance practices instead of certain requirements of the corporate governance rules of Nasdaq, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. We currently rely, and intend to continue to rely, on this “foreign private issuer exemption” with respect to the following rules:

●	the majority independent director requirement under Section 5605(b)(1) of Nasdaq listing rules;
o	The Companies Law mandates that the board must have at least two external directors but does not require that the board must have a majority of independent directors, as such term is defined in the Companies Law.
●	the requirement under Section 5605(d) of Nasdaq listing rules that a compensation committee be comprised solely of independent directors;
o	The Companies Law requires that all external directors must be members and constitute the majority of the compensation committee. Furthermore, the Companies Law imposes certain independence obligations on its members, but, other than these specific requirements, does not mandate that all members be independent directors, as such term is defined in the Companies Law.
●	the requirement under Section 5605(e) of Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors;
o	The Companies Law does not require that a board have a nominations committee so does not mandate that all members of the nominations committee be independent directors, as such term is defined in the Companies Law, except that any board committee authorized to exercise board power must include at least one external director.
●	the requirement under Section 5620(c) of Nasdaq listing rules that a quorum for meetings of shareholders consist of at least 33-1/3% of the total outstanding voting rights of our shares.
o	Pursuant to our amended and restated articles of association, and as permitted under the Companies Law, the quorum required for a general meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold or represent at least 33-1/3% of the total outstanding voting rights; provided, however, that with respect to any general meeting of shareholders that was convened pursuant to a resolution adopted by the board of directors and if at the time of such general meeting we qualify to use the forms and rules of a “foreign private issuer,” the requisite quorum will consist of two or more shareholders present in person, or by proxy, who hold or represent at least 25% of the total outstanding voting power (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders).

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

Our directors who are not external directors are divided among the three classes as follows:

●	the Class I directors are Michael Farello and Yehoshua (Shuki) Nir, and their terms expire at our annual general meeting of shareholders to be held in 2027;
●	the Class II director is Shiran Holtzman-Erel, and her term expires at our annual meeting of shareholders to be held in 2025; and
●	the Class III director is Oran Holtzman, and his term expires at our annual meeting of shareholders to be held in 2026.

Lilach Payorski and Ohad Chereshniya serve as our external directors and each have a term of three years. Lilach Payorski was initially appointed to our board of directors on March 1, 2022 and Ohad Chereshniya was initially appointed to our board of directors on July 18, 2023. Our shareholders subsequently ratified the appointment of Lilach Payorski and Ohad Chereshniya as our external directors on September 28, 2023. On November 13, 2024, our shareholders re-elected Lilach Payorski as an external director of the Company, for a period of three years commencing on March 1, 2025.

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

Controlled Company Status

Our co-founder and Chief Executive Officer, Mr. Holtzman, currently beneficially owns a majority of the voting power of our outstanding ordinary shares. As a result, we are a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may, subject to the requirements of applicable Israeli law, elect not to comply with certain corporate governance requirements, including (i) the requirement that a majority of the board of directors be comprised of independent directors; (ii) the requirement that our compensation committee be comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (iii) the requirement that director nominees be selected, or recommended for the board of directors’ selection, either by a majority vote of the board of directors’ independent directors or a nominations committee comprised solely of independent directors. We currently rely on these exemptions, which overlap with exemptions available to “foreign private issuers.” See the section titled “Item 6.C. Directors, Senior Management and Employees—Board Practices—Corporate Governance Practices” for more information.

We may in the future decide to use more exemptions available to “foreign private issuers” and opt out of some or all of Nasdaq’s other corporate governance rules.

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

Our audit committee currently consists of Lilach Payorski, Ohad Chereshniya and Yehoshua (Shuki) Nir. Lilach Payorski currently serves as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of Nasdaq. Our board of directors has determined that Ohad Chereshniya and Lilach Payorski each qualifies as an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of Nasdaq.

Rule 10A-3 of the Exchange Act and Nasdaq rules require that our audit committee be composed entirely of independent members within one year of the date of our initial public offering. Our board of directors has determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members, as well as being independent under the corporate governance rules of Nasdaq.

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

Listing Requirements

Under the corporate governance rules of Nasdaq, we are permitted to follow home country practice with respect to the composition of our compensation committee.

Our compensation committee consists of Ohad Chereshniya, Lilach Payorski and Michael Farello, with Ohad Chereshniya serving as chair. Our board of directors has determined that Ohad Chereshniya and Lilach Payorski are each independent under the corporate governance rules of Nasdaq, including the additional independence requirements applicable to the members of a compensation committee.

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

Nominating, Governance and Sustainability Committee

Companies Law Requirements

The Companies Law does not require that a board have a nominations committee so does not mandate that all members of the nominations committee must be independent directors, except that any board committee authorized to exercise board power must include at least one external director.

Listing Requirements

Under the corporate governance rules of Nasdaq, we are permitted to follow home country practice with respect to the composition of our nominations committee.

Our nominating, governance and sustainability committee consists of Ohad Chereshniya, Lilach Payorski and Michael Farello, with Ohad Chereshniya serving as chair. Our board of directors has determined that Ohad Chereshniya and Lilach Payorski are each independent under the corporate governance rules of Nasdaq.

Nominating, Governance and Sustainability Committee Role

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

As of December 31, 2024, we had a corporate workforce of 489 individuals across our organization, compared to 342 individuals and 271 individuals as of December 31, 2023 and 2022, respectively. As of December 31, 2024, approximately 44% and 56% of this workforce was located in the United States and outside of the United States, respectively, compared to 41% and 59% and 40% and 60% as of December 31, 2023 and 2022, respectively. None of our employees are represented by labor unions, or works council or are subject to any collective bargaining agreements. Extension orders issued by the Israeli Ministry of Economy and Industry apply to us and affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses and pension rights. We have not experienced any work stoppages, and we believe that our employee relations are strong.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2024 by each person or group of affiliated persons known by us to own beneficially more than 5% of our outstanding ordinary shares, each of our executive officers and directors individually and all of our executive officers and directors as a group.

The number of ordinary shares beneficially owned by each entity, person, or director is determined in accordance with the SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which a person has sole or shared voting power or investment power, or the right to receive economic benefit of ownership, as well as any ordinary shares subject to options, warrants or other rights that are currently exercisable or exercisable within 60 days. For purposes of the table below, we deem ordinary shares subject to options, RSUs, warrants or other rights that are currently exercisable or exercisable within 60 days of December 31, 2024 to be outstanding and to be beneficially owned by the person holding the options, RSUs, or warrants for the purposes of computing the ownership and percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of outstanding ordinary shares is computed on the basis of 44,281,291 Class A ordinary shares and 11,547,000 Class B ordinary shares outstanding as of December 31, 2024.

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

As of December 31, 2024, we had 29 holders of record of our Class A ordinary shares in the United States, holding, in the aggregate 37,299,661, or 84.2%, of our outstanding Class A ordinary shares. However, our U.S. holders of record include CEDE & CO., a nominee of The Depository Trust Company, which held 31,570,415 of our Class A ordinary shares as of December 31, 2024, and Equiniti Trust Company, LLC (f/k/a American Stock Transfer & Trust Company), which held 16,594 of our Class A ordinary shares pursuant to escrow arrangements related to the Revela Merger Agreement as of December 31, 2024. Accordingly, we believe that the shares held by CEDE & CO. and Equiniti Trust Company, LLC include Class A ordinary shares beneficially owned by U.S. holders and non-U.S. holders. There are no U.S. holders of record of our Class B ordinary shares.

Unless otherwise noted below, each shareholder’s address is 110 Greene Street, New York, New York 10012.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates within the past three years is included in the section titled “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions.”

	Shares Beneficially Owned
	Class A		Class B
	Ordinary		Ordinary		% of Voting
	Shares	%	Shares	%	Power
Name of Beneficial Owner
Principal Shareholders
L Catterton(1)	4,037,472	9.1%	—	—	2.5%
Baillie Gifford & Co(2)	5,969,581	13.5%	—	—	3.7%
FMR LLC(3)	3,877,635	8.8%	—	—	2.4%
Directors and Executive Officers
Oran Holtzman(4)	6,852,450	15.5%	11,547,000	100%	76.2%
Shiran Holtzman-Erel	—	—	—	—	—
Lindsay Drucker Mann(5)	756,735	1.7%	—	—	*
Shuki Nir	—	—	—	—	—
Niv Price(6)	72,936	*	—	—	*
Michael Farello(7)	57,143	*	—	—	*
Lilach Payorski(8)	5,912	*	—	—	*
Ohad Chereshniya(9)	2,956	*	—	—	*
All executive officers and directors as a group (8 persons)	7,748,132	17.5%	11,547,000	100%	76.8%
*	Indicates holdings of less than 1%
1)	Based on a Schedule 13G filing made on November 18, 2024. Consists of Class A ordinary shares beneficially owned by LCGP3 Pro Makeup, L.P. CGP3 Managers, L.L.C. is the general partner of LCGP3 Pro Makeup, L.P. and the management of CGP3 Managers, L.L.C. is controlled by its managing members. Scott A. Dahnke and J. Michael Chu are the managing members of CGP3 Managers, L.L.C. and as such may be deemed to share voting control and investment power over such shares that are held by CGP3 Managers, L.L.C. The address of LCGP3 Pro Makeup, L.P. is 599 W. Putnam Avenue, Greenwich, CT 06830.
2)	Based on information reported by Baillie Gifford & Co on Form 13F-HR filed with the SEC on January 31, 2025. Consists of Class A ordinary shares beneficially owned by Baillie Gifford & Co., Baillie Gifford Overseas LTD and Baillie Gifford Investment Management (Europe) Ltd. The address of Baillie Gifford & Co is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, U.K.
3)	Based on information reported by FMR LLC on Form 13F-HR filed with the SEC on February 13, 2025. Consists of Class A ordinary shares beneficially owned by Fidelity Management & Research Co. LLC, Fidelity Management Trust Co., Strategic Advisers LLC, Fidelity Institutional Asset Management Trust Co. and FIAM LLC. The address of FMR LLC is 245 Summer Street, Boston, MA 02210.
4)	Based on a Schedule 13G filing made on February 12, 2024. Consists of 6,852,450 Class A ordinary shares and 11,547,000 Class B ordinary shares beneficially owned by Oran Shilo Investments LP (“Shilo”). Shilo is controlled by Oran Holtzman, our founder and Chief Executive Officer, and Mr. Holtzman has voting control and investment power over our shares that are held by Shilo.
5)	Consists of 34,729 Class A ordinary shares and 722,006 underlying options exercisable within 60 days of December 31, 2024.
6)	Consists of 72,936 Class A ordinary shares.
7)	Consists of 57,143 Class A ordinary shares.
8)	Consists of 5,912 Class A ordinary shares.
9)	Consists of 2,956 Class A ordinary shares.

Significant Changes in Ownership

Our initial public offering on Nasdaq occurred on July 19, 2023. In connection with our initial public offering, the Company issued and sold 1,754,385 Class A ordinary shares, LCGP3 sold 5,068,969 Class A ordinary shares and Oran Holtzman sold 7,097,696 Class A ordinary shares.

During 2024, LCGP3 sold via (i) an underwritten secondary offering, (ii) a repurchase by the Company, and (iii) a brokered private sale a total of 9,102,885 Class A ordinary shares, reducing its holdings to 4,037,472 Class A ordinary shares.

According to Schedule 13G filings made with the SEC on November 4, 2024 and November 12, 2024, Baillie Gifford & Co and FMR LLC each respectively beneficially own greater than 5% of our Class A ordinary shares.

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

For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see the section titled “Item 6.B. Directors, Senior Management and Employees—Compensation—Compensation of Directors.”

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

Repurchase Agreement with LCGP3 Pro Makeup, L.P. (“LCGP3”)

On November 12, 2024, we entered into an agreement for the repurchase of certain of its Class A ordinary shares owned by LCGP3 for a total consideration of approximately $100 million (the “Share Repurchase”). The Share Repurchase closed on November 18, 2024, at which time the Company repurchased from LCGP3 and retired approximately 2.35 million shares at a price per share of $42.501.

Registration and Resale of Class A Ordinary Shares of the Company by LCGP3

On March 15, 2024, we announced the pricing of an underwritten secondary offering (the “March Secondary Offering”) of 4.78 million of our Class A ordinary shares by LCGP3 at a price to the public of $43.50 per share. We did not receive any proceeds in the March Secondary Offering. The March Secondary Offering was conducted pursuant to the registration rights agreement with LCGP3, as described below under “Registration Rights”.

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

No services were rendered and we did not pay Catterton Management any amounts under the Indemnification and Expense Agreement for the years ended December 31, 2024, 2023 and 2022, respectively. This agreement terminated in connection with the closing of our initial public offering.

Registration Rights

On June 2, 2017, we entered into a registration rights agreement with Oran Shilo Investments LP and Il Makiage Investments L.P., each of which is controlled by Oran Holtzman, our founder and Chief Executive Officer, and LCGP3 (together, the “RRA Investors”). As of December 31, 2024, there were 10,889,922 Class A ordinary shares and 11,547,000 Class B ordinary shares subject to the registration rights agreement. Our registration rights agreement entitles the RRA Investors to certain registration rights, as set forth below.

Form F-1 Demand Rights

Any RRA Investor may request that we register all or a portion of their shares. Following the receipt of such request, we may file such registration statement within 60 days but are entitled to refuse such registration under the terms of the registration rights agreement. We will not be required to effect more than two registrations on Form F-1 that have been declared effective. We have the right to defer such registration under certain circumstances.

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

Holdback Agreement

On July 9, 2021, we entered into a holdback agreement (the “Holdback Agreement”), with Mr. Price as a condition for the consummation of the acquisition of Voyage81. Pursuant to the Holdback Agreement, we withheld from Mr. Price a portion of the consideration due to him on account of the sale of his holdings in Voyage81 and agreed to pay him such deferred consideration in two equal installments of $0.8 million on each of the second and third anniversary dates of the closing of the acquisition of shares under the stock purchase agreement. The first of such installment payments was made to Mr. Price on July 26, 2023, and the second installment payment was made to Mr. Price on July 26, 2024.

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

Legal Proceedings

We are currently involved in, and may in the future from time to time become involved in, legal actions and proceedings arising in the ordinary course of our business. These include or may in future include actions, claims, suits, government investigations or other legal proceedings, including assertions by third parties relating to intellectual property infringement, breaches of contract or warranties, employment-related matters, securities laws, regulatory matters, data privacy and cybersecurity, commercial matters, competition, tax, pricing, discrimination and consumer protection.

In July 2024, a putative class action lawsuit titled Hoare v. Oddity Tech Ltd., et al., Case No. 1:24-cv-05037-RER, was brought by Oddity shareholder Brian Hoare in the United States District Court for the Eastern District of New York against the Company and certain of its current officers and directors. On August 22, 2024, the case was transferred to the United States District Court for the Southern District of New York, where it is currently pending as Case No. 1:24-cv-06571-MMG. On December 5, 2024, the District Court issued an order appointing Alex Gordon as Lead Plaintiff. On February 18, 2025, Lead Plaintiff and Brian Hoare filed an Amended Complaint on behalf of certain Oddity shareholders alleging that defendants made false or misleading statements and omissions of purportedly material facts, in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and Sections 11 and 15 of the Securities Act of 1933 in connection with and following the Company’s initial public offering. The Amended Complaint seeks unspecified damages and an award of costs and expenses. The Company and its officers and directors believe they have meritorious defenses and plan to vigorously defend this action.

The results of any current or future legal proceedings, claims or government investigations are inherently unpredictable and subject to significant judgment to determine the likelihood and amount of loss related to such matters. Regardless of the final outcome, litigation can have an adverse impact on us due to defense and litigation costs, diversion of management resources, reputational harm and other factors. See the section titled “Item 3.D. Key Information—Risk Factors—Risks Related to Legal, Regulatory, and Tax Matters—Disputes and other legal or regulatory proceedings could adversely affect our financial results.”

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

As of December 31, 2024, there were issued and outstanding 44,281,291 Class A ordinary shares held by 39 holders of record and 11,547,000 Class B ordinary shares held by 1 holder of record (Oran Holtzman, who is our co-founder and Chief Executive Officer).

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

Pursuant to the Companies Law, subject to certain exceptions with respect to the buyback of its ordinary shares by the Company, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements (less the amount of previously distributed dividends, if not reduced from the earnings), provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, then we may distribute dividends only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and, if applicable, the court determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

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

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year and no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our amended and restated articles of association as special general meetings. Our board of directors may call special general meetings of our shareholders whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting of our shareholders upon the written request of (i) any two or more of our directors, (ii) one-quarter or more of the serving members of our board of directors or (iii) one or more shareholders holding, in the aggregate, either (a) 10% or more of our outstanding issued shares and 1% or more of our outstanding voting power, or (b) 10% or more of our outstanding voting power (except that the 10% thresholds in (a) and (b) above would be 5% in each case had the Company been incorporated in the U.S. and applicable U.S. requirements called for less than 10%).

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting of the shareholders may request that the board of directors include a matter in the agenda of a general meeting of the shareholders to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting (except with respect to the election or removal of a director, in which case at least 5% of the voting rights is required to permit a shareholder to request that the board of directors include such matter on the agenda). Our amended and restated articles of association contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for general meetings.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings of shareholders are the shareholders of record on a date to be decided by the board of directors, which, as a company listed on an exchange outside Israel, may be between four and 60 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of shareholders:

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

Transfer Agent and Registrar

The transfer agent and registrar for our Class A ordinary shares and Class B ordinary shares is Equiniti Trust Company, LLC (f/k/a American Stock Transfer & Trust Company). Its address is 48 Wall Street, Floor 23, New York, NY 10005.

C.	Material Contracts

Below are the material contracts to which the Company or its subsidiaries have been a party within the two years immediately preceding this Annual Report, other than material contracts entered into in the ordinary course of business.

See the section titled “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—2024 Credit Facilities”.

See the following subsections of the section titled “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions”:

●	“—Repurchase Agreement with LCGP3 Pro Makeup, L.P. (“LCGP3”).”
●	“—Registration Rights.”
●	“—Agreements with Niv Price—Stock Purchase Agreement.”
●	“—Agreements with Niv Price—Holdback Agreement.”

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

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except that such restrictions may exist with respect to shareholders who are deemed enemies of the State of Israel under Israeli law.

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

The following corporate tax benefits, among others, are available to Industrial Companies:

●	amortization of the cost of purchased patent, rights to use a patent, and know-how, which are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;
●	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and
●	expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

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

Dividends distributed from income which is attributed to a “Preferred Technology Enterprise” will be subject to Israeli tax at the following rates: (i) Israeli resident corporations—0% (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, a tax rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply), (ii) Israeli resident individuals—20% and potentially a 3% or 5% surtax, as discussed below, and (iii) non-Israeli residents (individuals and corporations)—20%, and for non-Israeli individuals, potentially a 3% or 5% surtax, as discussed below, subject to a reduced tax rate under the provisions of an applicable tax treaty. Claims of tax benefits afforded by an applicable tax treaty are subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate. If such dividends are distributed to a foreign corporation or corporations (holding directly at least 90% in the Preferred Company which owns the Preferred Technological Enterprise or holding indirectly such 90% in the Preferred Company which owns the Preferred Technological Enterprise, subject to certain conditions) and other conditions are met, the applicable tax rate will be 4%, or such lower rate as may be provided in an applicable tax treaty.

We believe that we currently qualify as a Preferred Technology Enterprise under the 2017 Amendment.

Taxation of Non-Israeli Resident Shareholders

Capital Gains Tax

Israeli capital gains tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. Israeli tax law distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25% and potentially a 3% or 5% surtax, as discussed below. However, if the shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30% and potentially a 3% or 5% surtax, as discussed below. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person regarding the material affairs of the company on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate, currently at a rate of 23%.

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

Taxation on Receipt of Dividends

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, and for non-Israeli individuals, potentially a 3% or 5% surtax, as discussed below, which tax will be withheld at source, unless relief is provided in an applicable tax treaty between Israel and the shareholder’s country of residence. However, if the shareholder who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding 12-month period, the applicable tax rate will be 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not).

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

Surtax

Individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional surtax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 721,560 for 2025, which amount is linked to the annual change in the Israeli consumer price index. If the individual’s passive income (such as income derived from dividends, interest and capital gains) exceeds said threshold, the individual will be subject to an additional 2% surtax on the excess amount.

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

Foreign withholding tax paid on dividends on our Class A ordinary shares at the rate applicable to a United States Holder (taking into account any applicable income tax treaty) will, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s United States federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s United States federal taxable income. Dividends paid on our Class A ordinary shares generally will constitute “foreign source income” and “passive category income” for purposes of the foreign tax credit. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our United States source earnings and profits may be re-characterized as United States source. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. If we are treated as a “United States-owned foreign corporation,” and if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on the Class A ordinary shares allocable to our United States source earnings and profits will be treated as United States source, and, as such, the ability of a United States Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. Certain Treasury regulations finalized in 2022 (the “2022 Regulations”) further restrict the availability of any such credit based on the nature of the withholding tax imposed by the foreign jurisdiction. The IRS released Notice 2023-55 and Notice 2023-80, which together indicate that the U.S. Treasury Department and the IRS are considering amendments to the 2022 Regulations and provide relief from certain of their provisions for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in the relevant notice or other guidance). In order to qualify for this relief, you are required to apply Notice 2023-55 and Notice 2023-80 consistently to all foreign taxes paid during the relevant taxable year. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors about the impact of these rules in their particular situation.

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

Passive Foreign Investment Company

We would be a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets, and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets, and operations, we believe that we are not a PFIC for the year ended December 31, 2024, and do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the aggregate value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our Class A ordinary shares, which could fluctuate significantly. In addition, it is possible that the IRS may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we were not a PFIC for the year ended December 31, 2024, or will not be classified as a PFIC for the current taxable year or in the future. Certain adverse United States federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds our Class A ordinary shares. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds our Class A ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules.

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

Interest Rate Risk

At December 31, 2024, we had no outstanding borrowings under our credit facilities. However, if we borrow under our credit facilities, the borrowings will bear interest at a variable rate under the terms of the credit facilities; therefore, we may be exposed to market risks relating to changes in interest rates on such borrowings. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

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

The IPO generated net proceeds to us of approximately $50.3 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. For the period from the effective date of the registration statement for our initial public offering to December 31, 2024, we did not use any of such proceeds. As of the date of this Annual Report, there have been no material changes in the use of proceeds as disclosed in the registration statement for our initial public offering.

ITEM 15.CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As of December 31, 2024, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2024, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms, and that such information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our management recognizes that there are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and the circumvention or override of internal control.

Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation, and may not prevent or detect all misstatements. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In conducting its assessment of internal control over financial reporting, management used the framework and criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (the 2013 Framework) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

Our financial statements and internal control over financial reporting have been audited by Kost Forer Gabbay & Kasierer (A Member of EY Global), an independent registered public accounting firm, which has issued an attestation report on our internal control over financial reporting included elsewhere in this Annual Report.

C.	Attestation Report of the Registered Public Accounting Firm

The attestation report of EY is included with our consolidated financial statements included elsewhere in this Annual Report and is incorporated herein by reference.

D.	Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report, no changes in our internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by EY.

	For the Year Ended	For the Year Ended
	December 31, 2024	December 31, 2023
Audit Fees	1,208	1,398
Tax Fees	171	239
All Other Fees	59	—
Total	$1,438	$1,637

Audit Fees

Audit fees for the years ended December 31, 2024 and 2023 include fees for audit of our financial statements, review of our quarterly financial results, audit services provided in connection with statutory filings, services provided in connection with comfort letters and consents, and review of documents filed with the SEC, including services provided in connection with our initial public offering.

Tax Fees

Tax fees for the years ended December 31, 2024 and 2023 were related to tax compliance, tax planning, ongoing tax advisory, tax advice on actual or contemplated transactions and tax consulting associated with international transfer pricing.

All Other Fees

All other fees in the year ended December 31, 2024 were related to services in connection with non-audit compliance and review work. EY did not provide any other products or services for fees in the year ended December 31, 2023.

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

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our audit committee currently consists of Lilach Payorski, Ohad Chereshniya and Yehoshua (Shuki) Nir. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of Nasdaq. Our board of directors has determined that Ohad Chereshniya and Lilach Payorski each qualifies as an audit committee financial expert as defined by the SEC rules and that each is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act. With the resignation of Michael Farello from the audit committee effective July 16, 2024, we have a fully independent audit committee and no longer rely on the previously applicable exemption from Rule 10A-3 of the Exchange Act and the Nasdaq listing standards.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table presents repurchases of our Class A ordinary shares made by us during the fiscal year ended December 31, 2024.

					Maximum dollar
				Total number of	value of Class A
				Class A Ordinary	Ordinary Shares yet
	Number of Class A		Average price paid	Shares purchased as	to be purchased
	Ordinary Shares		per Class A	part of our publicly	under the
	purchased		Ordinary Share	announced programs	programs(1)

Jan-24	—		$—	—	$—
Feb-24	—		—	—	—
Mar-24	—		—	—	—
Apr-24	—		—	—	—
May-24	—		—	—	—
Jun-24	250,000		41.43	250,000	139,644
Jul-24	—		—	—	139,644
Aug-24	701,642		37.68	701,642	113,203
Sep-24	301,892		34.74	301,892	102,716
Oct-24	—		—	—	102,716
Nov-24	2,352,885	(2)	42.50	—	102,716
Dec-24	—		—	—	102,716
Total	3,606,419		40.84	1,253,534	102,716
1)	On June 7, 2024, we announced that our board of directors had approved a share buyback program authorizing the repurchase on the open market of a maximum of $150 million of our Class A ordinary shares (the “Buyback Plan”), subject to market conditions, legal and regulatory constraints, the terms of the Buyback Plan, and other strategic priorities. The Buyback Plan will expire on June 30, 2027 or once the allocated funds have been fully deployed, subject to any future modifications by our board of directors.
2)	On November 12, 2024, we entered into the Share Repurchase with LCGP3. The Share Repurchase closed on November 18, 2024, at which time the Company repurchased from LCGP3 and retired approximately 2.35 million shares at a price per share of $42.501.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

Oddity is considered a “foreign private issuer” under the securities laws of the U.S. and the rules of Nasdaq. Under the applicable securities laws of the U.S., “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled issuers. Under Nasdaq’s rules, a “foreign private issuer” is subject to less stringent corporate governance and compliance requirements and subject to certain exceptions, Nasdaq permits a “foreign private issuer” to follow its home country’s practice in lieu of the listing requirements of Nasdaq. Oddity relies on the “foreign private issuer exemption” with respect to Nasdaq rules for shareholder meeting quorums and the number of independent directors on our board of directors and committees thereof. See the section titled “Item 6.C. Directors, Senior Management and Employees—Board Practices—Corporate Governance Practices” for more information. We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may, however, in the future decide to use more of the exemptions available to “foreign private issuers” and opt out of some or all of the other corporate governance rules applicable to U.S. domestic companies listed on Nasdaq, including, for example, exemption from Nasdaq Listing Rule 5635(d), which in certain circumstances requires an issuer to obtain shareholder approval prior to the issuance (or potential issuance) of securities equaling 20% or more of the issuer’s outstanding ordinary shares or 20% or more of the outstanding voting power. Accordingly, if, in the future, we choose to follow this or other home country practices, Oddity’s shareholders may not receive the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

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

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

We have adopted an insider trading compliance policy (the “Insider Trading Policy”) that governs the trading in our securities by our directors, officers and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and Nasdaq listing standards. A copy of the Insider Trading Policy is filed as an exhibit to this Annual Report.

ITEM 16K.CYBERSECURITY

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

Cybersecurity Governance

Cybersecurity is an important part of our risk management processes and an area of focus for our board of directors and management. Our Audit Committee is responsible for the oversight of risks from cybersecurity threats and responses to incidents, should they arise. Members of the Audit Committee receive updates on a quarterly basis from senior management, including leaders from our Information Security, Technology and Legal teams, collectively known as the Security and Privacy Committee, regarding matters of cybersecurity. The Chief Technology Officer communicates this information to the Audit Committee on behalf of the Security and Privacy Committee. This includes existing and new cybersecurity risks, status on how management is addressing and/or mitigating those risks, cybersecurity and data privacy incidents (if any) and status on key information security initiatives.

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

ITEM 18.FINANCIAL STATEMENTS

The Company’s financial statements are filed as part of this Report beginning on page F-1.

ITEM 19.EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of Oddity Tech Ltd. (incorporated by reference to Exhibit 1.1 to the Form 20-F filed on March 6, 2024 (File no. 001-41745)).
2.1	Specimen Oddity Tech Ltd. Class A Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the Form F-1 filed on June 23, 2023 (File no. 333-272890)).
2.2*	Description of Securities.
4.1

Registration Rights Agreement, dated June 2, 2017, by and among Il Makiage Cosmetics (2013) Ltd. and LCGP3 PRO MAKEUP, L.P., Oran Shilo Investments LP and Il Makiage Investments L.P. (incorporated by reference to Exhibit 4.2 to the Form F-1 filed on July 10, 2023 (File no. 333-272890)).

4.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Form F-1 filed on June 23, 2023 (File no. 333-272890)).
4.3†	Il Makiage Cosmetics (2013) Ltd. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Form F-1 filed on June 23, 2023 (File no. 333-272890)).
4.4†	United States Sub-Plan to the Il Makiage Cosmetics (2013) Ltd. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Form F-1 filed on June 23, 2023 (File no. 333-272890)).
4.5†	2023 Incentive Award Plan (incorporated by reference to Exhibit 10.4 to the Form F-1/A filed on July 10, 2023 (File no. 333-272890)).
4.6†	Form of Share Option Grant Notice (incorporated by reference to Exhibit 10.5 to the Form F-1 filed on June 23, 2023 (File no. 333-272890)).
4.7†	Form of Restricted Share Unit Grant Notice (incorporated by reference to Exhibit 10.6 to the Form F-1 filed on June 23, 2023 (File no. 333-272890)).
4.8†	2023 Employee Share Purchase Plan (incorporated by reference to Exhibit 10.7 to the Form F-1/A filed on July 10, 2023 (File no. 333-272890)).
4.9†	Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.8 to the Form F-1 filed on June 23, 2023 (File no. 333-272890)).
4.10†	Compensation Policy for Directors and Officers (incorporated by reference to Exhibit 10.9 to the Form F-1 filed on June 23, 2023 (File no. 333-272890)).
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

4.14†

Nominee and Indemnity Agreement, dated November 27, 2023, by and among ODDITY Tech Ltd., Catterton Management Company, L.L.C. and Michael Farello (incorporated by reference to Exhibit 4.14 to the Form 20-F filed on March 6, 2024 (File no. 001-41745)).

4.15*	Repurchase Agreement, dated November 12, 2024, by and among ODDITY Tech Ltd. and LCGP3 Pro Makeup, L.P.

4.16*	English Translation of Letter of Approval for 2025 Credit Facility, dated January 30, 2025, by and among Oddity Tech Ltd. and Bank Leumi.
4.17*	Letter of Approval for 2025 Credit Facility, dated January 30, 2025, by and among Oddity Tech Ltd. and Bank Hapoalim.
4.18*	Addendum to Letter of Approval for 2025 Credit Facility, dated January 30, 2025, by and among Oddity Tech Ltd. and Bank Hapoalim.
4.19*	English Translation of Credit Agreement for 2025 Credit Facility, dated January 30, 2025, by and among Oddity Tech Ltd. and Bank Discount.
8.1*	List of subsidiaries of Oddity Tech Ltd.
11.1*	Insider Trading Compliance Policy and Procedures
12.1*	Rule 13a-14(a)/15d-14(a) - Section 302 - Certification of Chief Executive Officer.
12.2*	Rule 13a-14(a)/15d-14(a) - Section 302 - Certification of Chief Financial Officer.
13.1*	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Executive Officer.
13.2*	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Financial Officer.
15.1*	Consent of Kost Forer Gabbay & Kasierer, an independent registered public accounting firm.
97.1	Policy for Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Form 20-F filed on March 6, 2024 (File no. 001-41745)).
101.INS	Inline XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).
*	Filed herewith.
†	Indicates a management contract or compensatory plan.
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

ODDITY TECH LTD.

February 25, 2025	By:	/s/ Oran Holtzman
Name: Oran Holtzman
Title: Chief Executive Officer

ODDITY TECH LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

- - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

ODDITY TECH LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Oddity Tech Ltd. and its subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, Redeemable A shares and shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 25, 2025, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue transactions associated with the Try Before You Buy (“TBYB”) program

Description of the Matter

As discussed in Note 2 to the consolidated financial statements, the Company offers a Try Before You Buy (TBYB) program, which allows its customers to order certain products and pay for the products after the trial period ends. Under ASC 606, the Company recognizes revenue for TBYB program orders once the trial period lapses. The revenue recognition process for identifying these transactions involves manual adjustments to ensure the accuracy and completeness of recorded revenue.

We identified manual revenue adjustments as a critical audit matter due to the substantial reliance on a manually compiled database using end-user computing applications. Auditing these transactions required significant effort to identify potential errors inherent in the process by validating the completeness and accuracy of the system-generated data used as inputs for the calculations.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s process to calculate the manual adjustments, including the review of the results of calculations and assessment of completeness and accuracy of the underlying data.

To evaluate the Company’s calculations for the manual adjustments, we engaged IT audit specialists to identify and review key reports used in the calculations. We validated completeness of the reports used and performed detailed testing of a sample of transaction-level documents to ensure accuracy. Additionally, we used technological tools to recalculate the manual adjustments and compared our recalculation to the Company’s recorded revenue.

/s/ KOST FORER GABBAY & KASIERER

A Member of EY Global

We have served as the Company’s auditor since 2020.

Tel-Aviv, Israel

February 25, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

ODDITY TECH LTD.

Opinion on Internal Control over Financial Reporting

We have audited Oddity Tech Ltd. and its subsidiaries’ internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Oddity Tech Ltd. and its subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, Redeemable A shares and shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes, and our report dated February 25, 2025, expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KOST FORER GABBAY & KASIERER

A Member of EY Global

Tel-Aviv, Israel

February 25, 2025

ODDITY TECH LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands

	December 31,
	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$50,340	$36,538
Short-term deposits	48,000	78,000
Marketable securities	1,880	1,108
Trade receivables	9,188	9,916
Inventories	99,810	84,106
Prepaid expenses and other current assets	14,151	14,144
Total current assets	223,369	223,812
LONG-TERM ASSETS:
Marketable securities	68,831	50,507
Property, plant and equipment, net	9,817	9,245
Deferred tax asset, net	8,786	3,924
Intangible assets, net	36,458	36,001
Goodwill	64,904	64,904
Operating lease right-of-use assets	23,567	13,557
Other assets	3,150	2,956
Total long-term assets	215,513	181,094
Total assets	$438,882	$404,906

The accompanying notes are an integral part of the consolidated financial statements.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands (except for number of shares and par value)

	December 31,
	2024	2023
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$79,130	$56,185
Other accounts payable and accrued expenses	38,566	49,325
Operating lease liabilities, current	7,106	3,802
Total current liabilities	124,802	109,312
LONG-TERM LIABILITIES:
Operating lease liabilities, non-current	15,604	8,712
Other long-term liabilities	16,172	3,775
Total liabilities	156,578	121,799
CONTINGENCIES (Note 11)
SHAREHOLDERS’ EQUITY:
Class A Ordinary shares of NIS 0.001 par value each – Authorized: 200,000,000 shares at December 31, 2024 and 2023; Issued and outstanding: 44,281,291 and 45,319,675 shares at December 31, 2024 and 2023, respectively	14	14
Class B Ordinary shares of NIS 0.001 par value each – Authorized: 40,000,000 and 40,000,000 shares at December 31, 2024 and 2023 respectively; Issued and outstanding: 11,547,000 shares at December 31, 2024 and 2023	3	3
Additional paid-in capital	76,912	178,910
Accumulated other comprehensive income	2,106	2,402
Retained earnings	203,269	101,778
Total shareholders’ equity	282,304	283,107
Total liabilities and shareholders’ equity	$438,882	$404,906

The accompanying notes are an integral part of the consolidated financial statements.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollar in thousands (except per share data)

	Year ended
	December 31,
	2024	2023	2022
Net revenue	$647,040	$508,685	$324,520
Cost of revenue	178,718	150,456	106,470
Gross profit	468,322	358,229	218,050
Selling, general and administrative	352,722	283,911	190,385
Operating income	115,600	74,318	27,665
Financial income, net	(12,306)	(4,283)	(1,247)
Income before taxes on income	127,906	78,601	28,912
Taxes on income	26,415	20,067	7,184
Net income	$101,491	$58,534	$21,728
Earnings per share attributable to Class A and Class B Ordinary and Redeemable A shareholders:
Basic (**)	$1.77	$1.06	$0.41

Diluted (**)	$1.64	$1.00	$0.39
(**)	The results have been adjusted for the issuance of Class B ordinary shares and additional Redeemable A shares and for the share split effected by way of issuance of bonus shares (Note 13).

The accompanying notes are an integral part of the consolidated financial statements.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollar in thousands

	Year ended
	December 31,
	2024	2023	2022

Net income	$101,491	$58,534	$21,728
Other comprehensive income:
Change in unrealized gains on marketable securities:
Unrealized (loss) gains arising during the period, net of tax	(590)	664	—
Gains reclassified into earnings, net of tax	294	—	—
Other comprehensive income, net of tax	(296)	664	—
Comprehensive income	$101,195	$59,198	$21,728

The accompanying notes are an integral part of the consolidated financial statements.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

STATEMENTS OF REDEEMABLE A SHARES AND SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except for number of shares)

									Accumulated
	Redeemable A shares		Class A Ordinary shares		Class B Ordinary shares		Additional		other	Total
	(**)		(**)		(**)		paid-in	Retained	comprehensive	shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	earnings	income	equity
Balance as of January 1, 2022	983,861	$12,275	26,131,795	$8	26,131,795	$8	$45,379	$21,516	$1,738	$68,649
Conversion of Class B Ordinary shares to Class A Ordinary shares.	—	—	12,166,519	4	(12,166,519)	(4)	—	—	—	—
Share based compensation	—	—	—	—	—	—	8,253	—	—	8,253
Exercise of options and vesting of RSUs	—	—	86,263	(*)	57,273	(*)	75	—	—	75
Net income	—	—	—	—	—	—	—	21,728	—	21,728
Balance as of December 31, 2022	983,861	$12,275	38,384,577	$12	14,022,549	$4	$53,707	$43,244	$1,738	$98,705

Issuance of Class A Ordinary shares in connection with business combination	—	—	1,313,847	(*)	—	—	34,895	—	—	34,895
Issuance of Class A Ordinary shares in connection with Initial Public Offering, net	—	—	1,754,385	1	—	—	50,298	—	—	50,299
Issuance of Class A Ordinary shares in connection with digital securities conversion	—	—	23,142	(*)	—	—	810	—	—	810
Conversion of Redeemable A shares	(983,861)	(12,275)	983,861	(*)	—	—	12,275	—	—	12,275
Conversion of Class B Ordinary shares to Class A Ordinary shares.	—	—	2,503,183	1	(2,503,183)	(1)	—	—	—	—
Exercise of options and vesting of RSUs	—	—	356,680	(*)	27,634	(*)	1,747	—	—	1,747
Share based compensation	—	—	—	—	—	—	25,178	—	—	25,178
Other comprehensive income	—	—	—	—	—	—	—	—	664	664
Net income	—	—	—	—	—	—	—	58,534	—	58,534
Balance as of December 31, 2023	—	$—	45,319,675	$14	11,547,000	$3	$178,910	$101,778	$2,402	$283,107

Repurchase and retirement of common stock	—	—	(3,606,419)	(1)	—	—	(147,282)	—	—	(147,283)
Exercise of options and vesting of RSUs	—	—	2,568,035	1	—	—	19,008	—	—	19,009
Share based compensation	—	—	—	—	—	—	26,276	—	—	26,276
Other comprehensive income	—	—	—	—	—	—	—	—	(296)	(296)
Net income	—	—	—	—	—	—	—	101,491	—	101,491
Balance as of December 31, 2024	—	$—	44,281,291	$14	11,547,000	$3	$76,912	$203,269	$2,106	$282,304
(*)	Represents an amount lower than $1.
(**)	Adjusted for the issuance of Class B and additional Redeemable A shares and for the share split effected by way of issuance of bonus shares (Note 13).

The accompanying notes are an integral part of the consolidated financial statements.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended
	December 31,
	2024	2023	2022
Cash flows from operating activities:
Net income	$101,491	$58,534	$21,728
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,827	8,605	4,408
Share-based compensation	25,022	24,111	6,697
Accretion of discount of marketable securities, net	(1,304)	(547)	—
Deferred income taxes	(4,350)	(1,256)	(1,515)
Decrease (increase) in trade receivable	728	(2,340)	(2,435)
Increase in prepaid expenses and other receivables	(1,857)	(4,299)	(1,802)
Increase in inventories	(15,704)	(13,599)	(18,773)
Increase in trade payables	23,248	9,278	7,788
Increase in other accounts payable and accrued expenses and other long - term liabilities	2	8,654	23,651
Change in operating lease right-of-use assets	6,300	4,618	5,009
Change in operating lease liability	(5,712)	(4,349)	(6,321)
Other	73	45	597
Net cash provided by operating activities	137,764	87,455	39,032
Cash flows from investing activities:
Purchase of property, plant and equipment	(3,270)	(2,101)	(2,347)
Capitalization of software development costs	(4,733)	(3,518)	(5,051)
Investment in marketable securities	(59,710)	(50,012)	—
Proceeds from sales of marketable securities	36,277	—	—
Proceeds from maturities of marketable securities	4,939	—	—
Proceeds from maturities of short-term deposits	87,189	38,000	—
Investment in short-term deposits	(57,189)	(98,000)	(18,000)
Acquisition of businesses, net of cash acquired	—	(23,173)	—
Other investing activities	(2,151)	(1,187)	(382)
Net cash provided by (used in) investing activities	1,352	(139,991)	(25,780)
Cash flows from financing activities:
Repurchase and retirement of common stock	(147,283)	—	—
Repayment of loans and borrowings	—	(4,313)	(362)
Proceeds from Initial Public Offering, net of issuance costs	(303)	53,006	(607)
Proceeds from issuance of digital securities	—	—	648
Proceeds from exercise of options	19,009	1,747	75
Tax withholding in connection with employees’ exercises of share options and vested RSUs	2,907	—	—
Other financing activities	(1,629)	(1,629)	—
Net cash (used in) provided by financing activities	(127,299)	48,811	(246)
Effect of exchange rate fluctuations on cash and cash equivalents	(236)	(623)	(781)
Net increase (decrease) in cash, cash equivalents and restricted cash	11,581	(4,348)	12,225
Cash, cash equivalents and restricted cash at the beginning of the year	38,766	43,114	30,889
Cash, cash equivalents and restricted cash at the end of the year	$50,347	$38,766	$43,114
Components of cash, cash equivalents, and restricted cash:
Cash and cash equivalents	$50,340	$36,538	$40,955
Restricted cash included within prepaid expenses and other current assets	7	2,228	2,159
Total cash, cash equivalents and restricted cash	$50,347	$38,766	$43,114
Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$—	$(73)	$(210)
Cash paid during the year for income tax	$(35,698)	$(11,228)	$(1,945)
Supplemental disclosures of non-cash investing and financing activities:
Offering costs accrued but not yet paid	$—	$2,100	$—
Issuance of shares in connection with business combination	$—	$34,895	$—
Conversion of Redeemable A shares and digital securities into Class A Ordinary shares upon Initial Public Offering	$—	$13,085	$—
Non-cash compensation capitalized as part of capitalization of software development costs	$1,254	$1,067	$1,577
Lease liabilities arising from obtaining right-of-use assets	$15,908	$4,667	$1,079

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

c.Financial statements in U.S. dollars:

The functional currency for the Company and its subsidiaries is determined based on the primary economic environment in which the companies operate is the U.S. dollar (the “functional currency”). Accordingly, transactions denominated in currencies other than the functional currency are re-measured to the functional currency in accordance with ASC No. 830, “Foreign Currency Matters”. All transaction gains and losses from the re-measured monetary balance sheet items are reflected in the statements of income as financial income or expenses, as appropriate.

d.	Cash equivalents:

Cash equivalents are short-term unrestricted highly liquid investments that are readily convertible into cash, with original maturities of three months or less at investment.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Restricted cash:

Restricted cash consists of deposits used as security for the Company’s credit facilities, credit cards and lease agreements. As of December 31, 2023, restricted cash amounted $2,228 and is included within prepaid expenses and other current assets. Restricted cash as of December 31, 2024 is immaterial.

f.	Short-term deposits:

Short-term deposits are deposits with an original maturity of more than three months but less than one year from the date of purchase. Accrued interest on deposits is classified as other current assets. As of December 31, 2024 and 2023, the majority of the Company’s bank deposits were denominated in U.S. dollars and bore interest at weighted-average interest rates of 5.9% and 6.7%, respectively.

g.	Trade receivables:

The Company records trade receivables for amounts invoiced. The Company makes estimates of expected credit losses based upon its assessment of various factors, including historical experience, the age of the trade receivable balances, and other factors that may affect its ability to collect from customers. The estimated credit loss allowance is recorded as general and administrative expenses on the Company’s consolidated statements of income. For the years ended December 31, 2024, 2023 and 2022 credit losses were immaterial.

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

Realized gains and losses on sale of investments are included in financial income, net and are derived using the specific identification method for determining the cost of securities sold. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in financial income, net.

For debt securities in an unrealized loss position, the Company determines whether a credit loss exists. The credit loss is estimated by considering available information relevant to the collectability of the security and information about past events, current conditions, and reasonable and supportable forecasts. Any credit loss is recorded as a charge to financial income, net, not to exceed the amount of the unrealized loss. Unrealized losses other than the credit loss are recognized in OCI. If the Company has an intent to sell, or if it is more likely than not that it will be required to sell a debt security in an unrealized loss position before recovery of its amortized cost basis, the Company will write down the security to its fair value and record the corresponding charge as a component of financial income, net.

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

The Company did not recognize an allowance for credit losses on marketable securities as the expected losses were not material for the years ended December 31, 2024 and 2023.

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

The carrying amounts of cash and cash equivalents, restricted cash, short-term deposits, trade receivables, prepaid expenses and other current assets, trade payables and other accounts payable approximate their fair value due to the short-term maturity of such instruments.

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

The Company purchases components from a variety of suppliers and uses several contract manufacturers to provide manufacturing services for its products. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate supply, the Company enters into agreements with contract manufacturers and suppliers for certain components. The Company has certain non - cancellable purchase commitments arising from these agreements. These commitments are based on forecasted customer demand. If it reduces these commitments, the Company may incur additional costs.

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

Long-lived assets held and used by the Company are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured as the amount of which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2024, 2023 and 2022, no impairment was identified.

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

During the years ended December 31, 2024, 2023 and 2022, no impairment of goodwill has been identified.

o.Internal-use software costs:

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

During the years ended December 31, 2024, 2023 and 2022, the Company capitalized $5,987, $4,585 and $6,628 of website and software development costs, respectively.

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

The Company performs ongoing credit evaluations of its customers and records allowance for credit losses accounts to the extent that the amount is not collectible. For each of the years ended December 31, 2024, 2023 and 2022 there was no individual customer that accounted for 10% or more of the Company’s revenue.

r.Severance pay:

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

During the years ended December 31, 2024, 2023 and 2022, severance expenses were immaterial.

s.Defined benefit plan:

U.S. subsidiary:

The U.S. subsidiary has a defined benefit plan (the “Benefit Plan”) under the provisions of Section 401(k) of the Internal Revenue Code (the “Code”), which covers eligible U.S. employees as they are defined in the Benefit Plan. Participants may elect to contribute up to a maximum amount as prescribed by the Code. The U.S. subsidiary, at its discretion, makes matching contributions of up to 4% of the participant’s compensation. During the years ended December 31, 2024, 2023 and 2022, the expenses were immaterial.

t.Leases:

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

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.Revenue recognition:

The Company recognizes revenue in accordance with ASC No. 606, “Revenue from Contracts with Customers” (“ASC 606”). Under ASC 606, the Company recognizes revenue when its customers obtain control of promised goods or services in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. Payment terms are short - term in nature.

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

The Company recognizes revenue in an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer. Sales and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. Shipping fees charged to customers are reported within revenue when the related performance obligation is satisfied.

The Company accounts for shipping and handling costs as fulfillment costs which are classified as part of cost of revenue. The Company elected to not disclose information about remaining performance obligations that have original expected durations of one year or less. The Company has elected to apply the practical expedient such that it does not evaluate payment terms of one year or less for the existence of a significant financing component.

The Company records a reserve for estimated product returns in each reporting period. This reserve is calculated using historical return trends and is recorded within other accounts payable and accrued expenses. Any difference between the actual returns and previous estimates is adjusted in the period in which such returns occur. The sales refund reserve as of December 31, 2024, 2023 and 2022, was immaterial.

Deferred revenue is recorded when payments are received or due in advance of shipping the products and is recognized when the products are shipped. Deferred revenue primarily relates to prepayments of prepaid annual plans. Deferred revenue is expected to be recognized within the twelve-month period when the performance obligation is satisfied.

v.Cost of revenue:

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

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.Operating expenses:

Selling, general and administrative expenses primarily consist of marketing and advertising expenses, employee-related costs including salaries, benefits and share-based compensation, rent, software and product research and development costs, depreciation and amortization expense, professional fees, payment processing fees and other general expenses.

Advertising costs are expensed as incurred and were $164,370, $125,625 and $92,048 for the years ended December 31, 2024, 2023 and 2022, respectively.

x.Accounting for share-based compensation:

The Company accounts for share-based compensation in accordance with ASC No. 718, “Compensation - Stock Compensation” (“ASC 718”) which requires companies to estimate the fair value of equity-based payment awards on the grant date using an option-pricing model. The Company recognizes forfeitures of awards as they occur.

For stock options awards which are subject to service conditions, the Company selected the Black-Scholes option pricing model as the most appropriate model for determining the fair value of the options. For restricted stock units and performance stock units the Company determines the fair value of the awards based on the closing market value of the underlying shares at the date of grant. For stock awards subject to market conditions, the fair value of such awards is estimated on the grant date using Monte Carlo simulation.

The Company recognizes compensation expenses for the value of its awards granted based on the straight-line attribution method over the requisite service period of each of the awards. For performance-based awards, stock-based compensation expense is recognized using the accelerated method when the achievement of each individual performance milestone becomes probable. For stock awards with a vesting schedule based on time vesting and market conditions, stock-based compensation expense are recognized using the accelerated method.

y.Income taxes:

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

z.Basic and diluted earnings per share:

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

aa.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC No. 220, “Comprehensive Income”. Other comprehensive income consists of unrealized net gains and losses on marketable securities and foreign currency translation adjustments that have been excluded from the determination of net income.

ab.	Stock buy-back

The Company repurchases its common stock from time to time pursuant to a board-authorized share repurchase program. Stock repurchases are accounted under ASC 505-30, Treasury Stock. The Company’s policy is to retire all stock repurchased immediately after the transaction is completed. The Company records the amounts repurchased in excess of par value as a reduction to additional paid in capital.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ac.Recently issued and recently adopted accounting pronouncements:

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. The Company adopted ASU 2023-07 during the year ended December 31, 2024 on a retrospective basis which resulted in updated segment disclosures. See Note 15.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 is intended to improve transparency of income tax disclosure by requiring income tax disclosures to contain consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. This standard affects the disclosure of income taxes not the accounting for income taxes. This standard is effective for the Company for the annual period beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact of the adoption of ASU 2023-09.

In November 2024, the FASB ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). which enhances the disclosures required for expense disaggregation in the Company’s annual and interim consolidated financial statements. ASU 2024-03 is effective for the Company for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements disclosures.

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

NOTE 3: -ACQUISITIONS (Cont.)

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

NOTE 4: -	CASH AND CASH EQUIVALENTS, RESTRICTED CASH, SHORT-TERM DEPOSITS AND MARKETABLE SECURITIES

	December 31,
	2024	2023
Cash, cash equivalents and restricted cash:

Cash	$31,122	$25,594
Short-term deposits	1,400	—
Restricted cash (included within prepaid expenses and other current assets)	7	2,228
Money market funds	17,818	10,944
Total cash, cash equivalents and restricted cash	50,347	38,766

Short-term deposits	48,000	78,000
Marketable securities	70,711	51,615

Total cash and cash equivalents, restricted cash, short-term deposits and marketable securities	$169,058	$168,381

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4: -	CASH AND CASH EQUIVALENTS, RESTRICTED CASH, SHORT-TERM DEPOSITS AND MARKETABLE SECURITIES (Cont.)

The following table classifies the Company’s marketable securities by contractual maturities as of December 31, 2024:

	Amortized
	Cost	Fair Value
Contractual maturity year:
Within one year	$1,892	$1,880
After one year through five years	68,340	68,831
Total	$70,232	$70,711

As of December 31, 2024 and 2023, interest receivable is immaterial and is included within prepaid expenses and other current assets on the consolidated balance sheets.

As of December 31, 2024 and 2023, no continuous unrealized losses for 12 months or greater were identified.

As of December 31, 2024, the amortized cost and fair value of marketable securities were as follows:

	December 31, 2024
		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Government bonds	$8,939	$24	$(72)	$8,892
Corporate bonds	61,293	914	(387)	61,819
Total	$70,232	$938	$(459)	$70,711

As of December 31, 2023, the amortized cost and fair value of marketable securities were as follows:

	December 31, 2023
		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Government bonds	$8,367	$37	$(49)	$8,355
Corporate bonds	42,385	999	(124)	43,260
Total	$50,752	$1,036	$(173)	$51,615

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

The following tables set forth the fair value of the Company’s financial assets measured at fair value as of:

	December 31,
	2024			2023
	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash equivalents
Money market funds	$17,818	—	$17,818	$10,944	—	$10,944
Marketable securities	16,811	53,900	70,711	10,585	41,030	51,615
Total	$34,629	$53,900	$88,529	$21,529	$41,030	$62,559

NOTE 6: - INVENTORIES

	December 31,
	2024	2023
Raw materials and work in progress	$30,847	$26,703
Finished goods	68,963	57,403
Total	$99,810	$84,106

NOTE 7: - PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2024	2023
Cost:
Computers, software and electronic equipment	$6,086	$4,101
Office, furniture and equipment	2,225	1,854
Molds and others	3,231	2,778
Leasehold improvements	17,045	16,584
	28,587	25,317
Less - accumulated depreciation	(18,770)	(16,072)
Property, plant and equipment, net	$9,817	$9,245

Depreciation and amortization expenses for the years ended December 31, 2024, 2023 and 2022 amounted to $2,698, $2,458 and $2,535, respectively.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: - GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill:

	2024	2023
Balance as of January 1,	$64,904	$16,237
Acquisition	—	48,667
Balance as of December 31,	$64,904	$64,904

b.	Other intangible assets, net:

	December 31, 2024
	Gross		Net
	carrying	Accumulated	carrying
	amount	amortization	amount
Internal-used software	$26,284	$(9,544)	$16,740
Technology	23,153	(6,390)	16,763
Other intangibles	4,397	(1,442)	2,955
Total intangible assets	$53,834	$(17,376)	$36,458

	December 31, 2023
	Gross		Net
	carrying	Accumulated	carrying
	amount	amortization	amount
Internal-used software	$20,297	$(6,078)	$14,219
Technology	23,153	(3,145)	20,008
Other intangibles	2,798	(1,024)	1,774
Total intangible assets	$46,248	$(10,247)	$36,001

c.	Amortization expenses for the years ended December 31, 2024, 2023 and 2022 amounted to $7,129, $6,147 and $1,873 respectively.
d.The estimated future amortization expense of other intangible assets as of December 31, 2024 is as follows:

2025	$8,408
2026	8,332
2027	7,096
2028	5,716
2029	3,192
Thereafter	3,714
$36,458

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: - OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2024	2023
Employees and related accruals	$10,721	$6,388
Government authorities	6,446	24,743
Deferred revenue	18,945	13,920
Other	2,454	4,274
Total	$38,566	$49,325

NOTE 10: - CREDIT LINE

2024 Facility Agreements:

During January 2024, the Company entered into two separate credit facility agreements with two banks (the “2024 Facility Agreements”), pursuant to which the Company may withdraw an aggregate amount of up to $100,000.

Borrowings under the 2024 Facility Agreements will accrue interest at a percentage rate per annum as specified in the Facility Agreements. An additional commitment fee of 0.32% will apply to any unused credit. The obligations of the Company under the 2024 Facility Agreements benefit from a negative pledge by the Company and are guaranteed by certain of the Company’s subsidiaries.

As of December 31, 2024, the Company did not withdraw any amounts in respect of the 2024 Facility Agreements.

The 2024 Facility Agreements ended and were and replaced with the 2025 Facility Agreements – refer to Note 19.

NOTE 11: - CONTINGENCIES

Litigation:

The Company, certain of its directors and officers, and the IPO underwriters, are the defendants in a putative class action lawsuit in the United States Southern District of New York. An amended complaint was filed on February 18, 2025, alleging certain violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 in connection with and following the Company’s initial public offering. The Company and its officers and directors believe they have meritorious defenses and plan to vigorously defend this action.

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

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: - LEASES (Cont.)

The components of operating lease cost recorded under operating expenses were as follows:

	December 31,
	2024	2023
Fixed cost and variable cost that depend on index	$7,806	$5,216
Short-term lease cost	900	1,063
	$8,706	$6,279

Supplemental balance sheet information related to operating leases is as follows:

	December 31,
	2024	2023
Operating lease ROU assets	$23,567	$13,557
Operating lease liabilities, current	7,106	3,802
Operating lease liabilities, non-current	15,604	8,712
Weighted-average remaining lease term (in years)	4.50	4.47
Weighted-average discount rate	4.52%	3.30%

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2024, were as follows:

2025	$7,947
2026	5,434
2027	3,288
2028	2,926
2029	2,599
Thereafter	2,619
Total undiscounted lease payments	24,813
Less: imputed interest	(2,103)
Present value of lease liabilities	$22,710

NOTE 13: - SHAREHOLDERS’ EQUITY

a.	Ordinary shares:

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

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: - SHAREHOLDERS’ EQUITY (Cont.)

During 2023, a total of 2,503,183 Class B Ordinary shares were converted to Class A Ordinary shares. No shares were converted during 2024.

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

During the year ended December 31, 2023, the Company did not adjust the carrying values of the redeemable shares to the deemed liquidation values of such shares since the Redeemable A shares carrying amount exceeds the redemption value. On July 19, 2023, in connection with the IPO, the conversion conditions of Redeemable A shares were met and all Redeemable A shares were converted to 983,861 Class A Ordinary shares.

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

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: - SHAREHOLDERS’ EQUITY (Cont.)

d.	Share - based compensation:

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

Prior to the IPO, all holders of options and RSUs, which were exercisable for one Class A and one Class B Ordinary shares, notified the Company that they wished to convert their right for Class B Ordinary shares to Class A Ordinary shares. In addition, adjustments resulting from the issuances of the bonus shares were made to the number of the outstanding options and RSUs and their exercise price in accordance with the terms of the Company’s 2020 Plan and the award agreements. All other terms of such options and RSUs have remained without change and as set forth in the award agreement of each respective option or RSU holder. Awards granted under the 2020 plan after February 2022 are exercisable only to Class A Ordinary shares.

On June 22, 2023, the Company’s board of directors adopted the 2023 Incentive Award Plan (the “2023 Plan”).

The 2023 Plan provides for the grant of share options, share awards and restricted shares to the Company’s and its affiliates’ respective employees, non-employee directors and consultants. The options generally vest over four years and have 5-10 years contractual terms. Any option that is forfeited or canceled before expiration becomes available for future grants under the 2023 Plan. As of December 31, 2024, the number of Ordinary shares reserved and available for grant and issuance pursuant to the 2023 Plan was 4,307,070.

Share Options

A summary of the Company’s stock options that are exercisable for Class A Ordinary shares is as follows:

			Weighted
			average
		Weighted	remaining
		average	contractual	Aggregate
	Number	exercise	terms	intrinsic
	of options	price	(in years)	value
Outstanding at beginning of year	11,826,547	$19.58	4.68	$318,680
Granted	23,009	$8.84
Exercised	(2,261,516)	$8.39
Forfeited	(745,319)	$27.17
Outstanding at end of year	8,842,721	$21.78	3.81	$186,567
Exercisable at end of year	2,803,019	$10.41	3.54	$91,018

The weighted-average grant date fair value of options granted during the years ended December 31, 2024, 2023 and 2022 was $34.97, $8.59 and $14.47, respectively.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: -SHAREHOLDERS’ EQUITY (Cont.)

As of December 31, 2024, there were $29,348 of total unrecognized compensation costs related to non-vested options granted under the 2020 Plan and 2023 Plan. This expense is expected to be recognized over a period of approximately 4 years.

The weighted-average assumptions used in the Black-Scholes model for the fair value of stock options granted during the years ended December 31, 2024, 2023 and 2022 are as follows:

	Year ended December 31,
	2024	2023	2022
Risk-free interest rate	4.06%-4.60%	3.60%-3.89%	1.35%-4.13%
Expected term (in years)	3.23-3.96	3.31-4.00	3.31-3.61
Expected volatility	40.0%-42.5%	40.0%	40.0%
Expected dividend yield	0%	0%	0%

The risk-free interest rate is based on the U.S. Treasury yield for notes with maturities approximating each grant’s expected life.

The expected term is determined based on the simplified method permitted by Staff Accounting Bulletin No. 110, which is the average of the vesting period and the contractual term of the options, as there is insufficient exercise historical data.

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

Commencing July 19, 2023, the Company’s shares are publicly traded and the fair value of ordinary shares underlying the options is based on the market value of the shares. Prior to the IPO, the fair value of the shares has been determined by management.

Restricted Share Units

The following table summarizes the activities for unvested RSUs that settle upon vesting into one Class A Ordinary share for the year ended December 31, 2024:

	Number of	Number of
	RSUs	PSUs (*)	Total
Outstanding as of January 1, 2024	835,180	364,758	1,199,938
Granted	480,555	325,702	806,257
Vested	(306,519)	—	(306,519)
Forfeited	(284,964)	(144,214)	(429,178)
Outstanding as of December 31, 2024	724,252	546,246	1,270,498

(*)restricted share units which are subject to certain performance conditions.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: - SHAREHOLDERS’ EQUITY (Cont.)

The weighted average fair values at the grant date of RSUs and PSUs granted for the year ended December 31, 2024, were $33.14.

As of December 31, 2024, there were $32,390 of total unrecognized compensation costs related to RSUs granted under the 2020 Plan and 2023 Plan. This expense is expected to be recognized over a period of approximately 4 years.

e.	Employee Share Purchase Plan:

Immediately prior to the IPO, the Company adopted the 2023 Employee Share Purchase Plan (the “ESPP”). As of December 31, 2024 and 2023, a total of 1,131,000 shares were reserved for issuance under the ESPP. No grants were granted under this plan as of December 31, 2024.

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

In the years ended December 31, 2024, 2023 and 2022, the earnings per share amounts are the same for Class A Ordinary, Class B Ordinary and Redeemable A shares because the holders of each class are entitled to equal per share dividends or distributions in liquidation in accordance with the Company’s articles of association.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: - EARNINGS PER SHARE (Cont.)

The following tables set forth the computation of basic and diluted earnings per share attributable to Class A Ordinary, Class B Ordinary and Redeemable A shares (described above):

	Year ended December 31, 2024
	Class A	Class B
	Ordinary	Ordinary
	shares (*)	shares
Basic earnings per share:
Numerator:
Allocation of undistributed earnings	$81,057	$20,434
Denominator:
Number of shares used in per share computation	45,805,237	11,547,000
Basic earnings per share	$1.77	$1.77
Diluted earnings per share:
Numerator:
Allocation of undistributed earnings for basic computation	$81,057	$20,434
Reallocation of undistributed earnings	1,462	(1,462)
Allocation of undistributed earnings	$82,519	$18,972
Denominator:
Number of shares used in basic computation	45,805,237	11,547,000
Weighted-average effect of dilutive securities:
Employee stock options and RSUs	4,420,786	—
Number of shares used in per share computation	50,226,023	11,547,000
Diluted earnings per share	$1.64	$1.64
(*)	Includes 313,529 Class A Ordinary shares subject to certain restrictions issued in connection with the Revela acquisition (refer to Note 3)

	Year ended December 31, 2023
	Class A	Class B
	Ordinary	Ordinary	Redeemable A
	shares(*)	shares	shares
Basic earnings per share:
Numerator:
Allocation of undistributed earnings	$44,434	$13,530	$570
Denominator:
Number of shares used in per share computation	41,922,656	12,764,081	537,880
Basic earnings per share	$1.06	$1.06	$1.06
Diluted earnings per share:
Numerator:
Allocation of undistributed earnings for basic computation	$44,434	$13,530	$570
Reallocation of undistributed earnings	60	(27)	(33)
Allocation of undistributed earnings	$44,494	$13,503	$537
Denominator:
Number of shares used in basic computation	41,922,656	12,764,081	537,880
Weighted-average effect of dilutive securities:
Employee stock options and RSUs	2,695,094	775,382	—
Number of shares used in per share computation	44,617,750	13,539,463	537,880
Diluted earnings per share	$1.00	$1.00	$1.00

(*)Includes 391,911 Class A Ordinary shares subject to certain restrictions issued in connection with the Revela acquisition (refer to Note 3)

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: - EARNINGS PER SHARE (Cont.)

	Year ended December 31, 2022
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

An aggregate of 11,194, 182,823 and 414,993 employee stock options to purchase the Company’s Ordinary shares were excluded from the calculation during 2024, 2023 and 2022, respectively, because the effect of including them would be anti-dilutive. The basic and diluted earnings per share were adjusted to reflect the issuance of Class B Ordinary shares and additional Redeemable A shares (Note 13) and for the issuance of 14.396-for-1 Bonus shares (described above).

NOTE 15: - SEGMENT AND GEOGRAPHIC INFORMATION

The Company operates as one operating segment. The Company’s chief operating decision maker (“CODM”) is its Chief Executive Officer and Chairman of the board of directors, who reviews financial information presented on a consolidated basis. The CODM uses consolidated net income to assess financial performance and allocate resources.

	Year ended
	December 31,
	2024	2023	2022

Net revenue	$647,040	$508,685	$324,520
Less:
Cost of revenue	178,718	150,456	106,470
Marketing	163,624	125,076	91,544
Other segment items [1]	189,098	158,835	98,841
Financial income, net	(12,306)	(4,283)	(1,247)
Taxes on income	26,415	20,067	7,184
Net income	$101,491	$58,534	$21,728

[1] Other segment items primarily consist of all remaining costs necessary for the operation of the business, including, employees related expenses, share based compensation, depreciation and amortization, professional services and other administrative expenses. These expenses are classified as selling, general and administrative expenses reported in the consolidated statements.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15: - SEGMENT AND GEOGRAPHIC INFORMATION (Cont.)

Revenues from sales to customers:

	Year ended
	December 31,
	2024	2023	2022
United States	$546,790	$414,105	$241,123
Others	100,250	94,580	83,397
Total net revenue	$647,040	$508,685	$324,520

Total revenue is attributed to geographic areas based on the location of the end customer.

The following table summarizes long-lived assets by geographic area, which consist of property, plant and equipment, net and right-of-use assets:

	December 31,
	2024	2023
Israel	$18,423	$17,601
United States	14,961	5,201
Total long-lived assets	$33,384	$22,802

NOTE 16: -FINANCIAL INCOME, NET

	Year ended
	December 31,
	2024	2023	2022

Bank charges and other financial expenses	$(99)	$(76)	$(1)
Exchange rate gain (loss), net	23	(1,550)	1,151
Accretion of discount of marketable securities, net	1,304	547	—
Interest income, net	11,078	5,362	97
	$12,306	$4,283	$1,247

NOTE 17: - TAXES ON INCOME

a.	Tax rates applicable to the Company:

Israeli parent and Israeli subsidiaries:

The tax rate applicable to the Israeli companies in 2024, 2023 and 2022 is 23%.

Applicable benefits to the Company:

1.	“Preferred Technology Enterprises” (“PTE”) granting a 12% tax rate in central Israel on qualified income deriving from Benefited Intellectual Property, subject to a number of conditions being fulfilled, including a minimal amount or ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual income derived from exports to large markets.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17: - TAXES ON INCOME (Cont.)

2.	A withholding tax rate of 20% for dividends paid from PTE income (with an exemption from such withholding tax applying to dividends paid to an Israeli company). Such rate may be reduced to 4% on dividends paid to a foreign resident company, subject to certain conditions regarding percentage of foreign ownership of the distributing entity.

The Company elected to apply the PTE regime starting in 2022 for its qualified income and believes it meets the required conditions.

Income taxes on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

The Company does not provide deferred tax liabilities when it intends to reinvest earnings of foreign subsidiaries indefinitely or, if distributed, no tax liability will be imposed. Undistributed earnings of foreign subsidiaries that are not distributed amounted to $37,278 and unrecognized deferred tax liability related to such earnings amounted to $8,574 as of December 31, 2024.

b.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

	December 31,
	2024	2023
Deferred tax assets:
Research and development costs	$3,107	$333
Depreciation and amortization	537	534
Employees and other accruals	1,863	1,989
Operating lease liabilities	5,347	2,870
Share-based compensation	4,718	2,922
Net operating losses	1,616	1,958
Deferred tax assets	17,188	10,606
Valuation allowance	(839)	(861)
Net deferred tax assets	16,349	9,745
Deferred tax liabilities:
Property and equipment	(292)	(281)
Marketable securities	(110)	(198)
Operating lease right-of-use assets	(5,445)	(3,100)
Intangible assets	(3,112)	(3,698)
Total deferred tax liabilities	(8,959)	(7,277)
Total deferred tax assets, net	$7,390	$2,468

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17: - TAXES ON INCOME (Cont.)

c.	A reconciliation of the Company’s effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended
	December 31,
	2024	2023	2022
Income before taxes on income, as reported in the consolidated statements of income	$127,906	$78,601	$28,912
Statutory tax rate in Israel	23%	23%	23%
Theoretical taxes on income	$29,418	$18,078	$6,650
Stock-based compensation	(2,627)	—	—
Foreign currency measurement differences (*)	—	—	662
Preferred Technological Enterprise tax (**)	(10,403)	(5,695)	(1,996)
Subsidiaries taxed at different tax rate	145	(74)	418
Non-deductible expenses	2,440	5,871	732
Uncertain tax positions	7,820	2,015	858
Other	(378)	(128)	(140)
Actual tax expenses	$26,415	$20,067	$7,184
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

		Year ended December 31,
		2024	2023	2022
(**)	Basic earnings per share amounts of the benefit resulting from the Technological Preferred or Preferred Enterprise status, adjusted for the issuance of bonus shares as described in Note 13	$0.18	$0.10	$0.04
	Diluted earnings per share amounts of the benefit resulting from the Technological Preferred or Preferred Enterprise status, adjusted for the issuance of bonus shares as described in Note 13	$0.17	$0.10	$0.04

d.	Income before taxes on income is comprised as follows:

	Year ended
	December 31,
	2024	2023	2022
Domestic (Israel)	$107,385	$63,895	$22,205
Foreign	20,521	14,706	6,707
Total	$127,906	$78,601	$28,912

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17: - TAXES ON INCOME (Cont.)

e.	Actual tax expenses are comprised as follow:

	Year ended
	December 31,
	2024	2023	2022
Current:
Domestic (Israel)	$26,016	$12,672	$4,528
Foreign	4,749	8,651	4,171
Total current income tax expense	$30,765	$21,323	$8,699
Deferred:
Domestic	(2,883)	391	(181)
Foreign	(1,467)	(1,647)	(1,334)
Total deferred income tax expense	(4,350)	(1,256)	(1,515)
Total taxes on income	$26,415	$20,067	$7,184

f.	A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits are as follows:

	2024	2023
Uncertain tax positions, beginning of year	$4,228	$1,782
Decrease related to previous years’ tax positions	(41)	(385)
Increases in tax positions for current year	8,332	2,831
Uncertain tax positions, end of year	$12,519	$4,228

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

During the years ended December 31, 2024, 2023 and 2022, interest expense related to uncertain tax positions was immaterial. As of December 31, 2024 and 2023, accrued interest liability related to uncertain tax positions was immaterial and is included within income tax accrual on the balance sheets. The Company did not accrue penalties during the years ended December 31, 2024 and 2023.

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

As of December 31, 2024, the Company had open tax years for the periods between 2021 and 2024 in Israel and for the periods between 2021 and 2024 for the U.S. subsidiaries.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18: - RELATED PARTY TRANSACTIONS

On October 4, 2020, the Company provided its co-founders, the Chief Executive Officer and Chief Product Officer (the “Co-founders”), with an incentive plan (the “Incentive Plan”) in connection with certain revenue thresholds over an agreed period. Under the Incentive Plan, the Chief Executive Officer and Chief Product Officer are eligible to earn up to $20,000 and $10,000 of incremental incentive bonuses respectively, subject to certain revenue thresholds and other conditions. During the years ended December 31, 2023 and 2022, the Company recognized an expense of $17,357 and $12,643, respectively.

On June 22, 2023, the Board of Directors granted the Company’s co-founders option awards to purchase 2,327,428 Class A Ordinary shares, at an exercise price of $27.74 per share. These awards vest upon the satisfaction of both time-based and market-based vesting conditions. During the years ended December 31, 2024, and 2023 the Company recognized an expense of $5,034 and $2,481 in respect of this grant, respectively.

On November 13, 2024, the Company entered into a transaction with one of its shareholders, a fund managed by L Catterton (“L Catterton”) to repurchase approximately 2.35 million Class A Ordinary shares of the Company for a total cash consideration of approximately $100,000, at a purchase price of $42.501 per share which approximates the fair value of the share as of the transaction date.

NOTE 19: - SUBSEQUENT EVENTS

2025 Facility Agreements:

On January 30, 2025, the Company entered into three separate credit facility agreements with three banks (the “2025 Facility Agreements”), pursuant to which the Company may withdraw an aggregate amount of up to $200,000. Borrowings under the 2025 Facility Agreements will accrue interest as specified in the agreements. The obligations of the Company under the 2025 Facility Agreements benefit from a negative pledge by the Company and are guaranteed by certain of the Company’s subsidiaries.

The 2025 Facility Agreements also contain customary affirmative and negative covenants, as well as certain financial covenants. The 2025 Facility Agreements replace the Company’s previous $100,000 credit line provided under the 2024 Facility Agreements (refer to Note 10).

- - - - - - - - - - -