Form 20-F
period 2025-12-31
Oddity Tech Ltd
filed 2026-03-17
CIK 1907085

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Adv. Sarit Rosenberg

8 HaHarash Street

Tel Aviv-Jaffa, 6761304, Israel

Telephone Number: +972 52 501 4724

Email: saritr@oddity.com

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

Outstanding as of December 31, 2025: 46,028,100 Class A Ordinary Shares and 11,547,000 Class B Ordinary Shares.

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

In addition, forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

●	our ability to acquire new customers cost-efficiently (including by responding to changes to algorithms used by advertising platforms) and retain a large number of customers;
●	our ability to execute our business model, including our ability to successfully launch new products and brands;
●	our expectations regarding our financial and business performance;
●	the size of our addressable market, market share, and market trends;
●	our ability to anticipate the needs and wants of consumers;
●	our ability to compete effectively;
●	anticipated trends, developments, and challenges in our industry;
●	the sufficiency of our cash and cash equivalents;
●	our ability to repay outstanding indebtedness;
●	our future capital requirements and sources and uses of cash;
●	our ability to effectively manage our supply chain;
●	our ability to attract and retain key personnel;
●	our business, expansion plans, and opportunities, including our ability to scale our operations and manage our future growth effectively;
●	our expectations related to the imposition of additional or increased tariffs by the U.S. and its trading partners and other potential impediments to international trade;
●	our expectations regarding our ability to obtain, maintain, protect, defend, and enforce our intellectual property rights and operate without infringing, misappropriating, or otherwise violating the intellectual property rights of others;
●	our ability to comply with and adapt to changes in laws and regulatory requirements applicable to our business, including with respect to data privacy and security; and
●	our expectation regarding any litigation, regulatory proceedings, complaints, product liability claims, and/or adverse publicity.

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

BASIS OF PRESENTATION

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We present our consolidated financial statements in U.S. dollars. Our fiscal year ends on December 31 of each year. Our most recent fiscal year ended on December 31, 2025. Certain monetary amounts, percentages and other figures included elsewhere in this Annual Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

We discuss ODDITY LABS’ “science-backed” products in this Annual Report to mean a product development process where ingredients are developed by scientists using a methodology that combines advanced biological models and machine learning-based tools to find new molecules for beauty and wellness applications; this includes applying algorithmic solutions to facilitate virtual screening of vast ingredient spaces (e.g., millions of molecules) and subsequent molecule prediction, allowing us to model both the intended responses and molecule structure concurrently. None of the products developed by ODDITY LABS are required to be approved by U.S. Food and Drug Administration (the “FDA”), and therefore the FDA has not approved or determined such products to be safe and effective for any intended uses.

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

TRADEMARKS

We own certain trademarks and trademark applications that are important to our business, including, among others, ODDITY, IL MAKIAGE, the IL MAKIAGE logo and SpoiledChild, as well as several sub-brands. Solely for convenience, our trademarks and trade names referred to in this Annual Report may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trademarks, trade names, or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name, or service mark of any other company appearing in this Annual Report is the property of its respective holder.

FREQUENTLY USED TERMS

Unless otherwise stated or the context otherwise requires, for the purposes of this Annual Report, “ODDITY,” “Oddity,” “we,” “us,” “our,” or the “Company” refer to the business of Oddity Tech Ltd. and its subsidiaries.

In addition, unless the context otherwise requires, references in this Annual Report to:

●	“AI” are to “artificial intelligence”;
●	“Board” are to our board of directors;
●	“Companies Law” are to the Israeli Companies Law, 5759-1999, as amended from time to time, including any regulations promulgated thereunder;
●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;
●	“Exchangeable Notes” are to our 0% Exchangeable Senior Notes due 2030 issued by Oddity Finance LLC, one of our wholly-owned subsidiaries;
●	“EY” are to our independent registered public accounting firm, Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global;
●	“GAAP” are to “generally accepted accounting principles”;
●	“initial public offering” are to our initial public offering of Class A ordinary shares on July 19, 2023;
●	“Nasdaq” are to The Nasdaq Stock Market LLC;
●	“NIS” are to the New Israeli Shekel;
●	“ODDITY LABS” are to our biotechnology center formed in conjunction with our acquisition of Revela;
●	“Revela” are to Revela Inc.;
●	“RSUs” are to “restricted share units” or “restricted stock units”;
●	“Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002, as amended;
●	“SEC” are to the Securities and Exchange Commission; and
●	“Securities Act” are to the Securities Act of 1933, as amended.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.

B.	Advisors

Not applicable.

C.	Auditors

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

Summary

An investment in our securities involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our company include, among other things, the following:

●	The success of our business depends on our ability to attract new customers, retain existing customers, and maintain or increase sales to those customers. We have recently experienced difficulty acquiring new customers cost-efficiently and, if this difficulty continues, our business, financial condition, and results of operations will be adversely affected.
●	Our business depends on our ability to maintain a strong base of engaged customers and content creators, including through the use of social media platforms. We may not be able to maintain and enhance our brands if we experience negative publicity related to our marketing efforts or use of social media, fail to maintain and grow our network of content creators, or otherwise fail to meet our customers’ expectations.
●	Our brands are critical to our success, and the value of our brands may be adversely impacted by negative publicity. If we fail to maintain the value of our brands or our marketing efforts are not successful or become too costly, our business, financial condition, and results of operations would be adversely affected.

●	Our inability to anticipate and respond to market trends and changes in consumer preferences could adversely affect our business, financial condition, and results of operations.
●	We rely on single source suppliers for certain component materials of our products and the loss of suppliers or shortages or disruptions in the supply of raw materials or finished products could adversely affect our business, financial condition, and results of operations.
●	If we are unable to accurately forecast customer demand, manage our inventory and plan for future expenses, our business, financial condition, and results of operations could be adversely affected.
●	Our historical rapid growth may not be sustainable or indicative of future results, and we expect to encounter challenges to our business in 2026.
●	If we do not continue to successfully introduce and effectively market new brands, or develop and introduce new, innovative, and updated products, our ability to continue to grow may be adversely affected and we may not be able to maintain or increase our sales and profitability. Difficulty in forecasting may also adversely affect our business, financial condition, and results of operations.
●	Changes in data privacy and security laws, rules, regulations, and standards, including laws, rules, and regulations governing our collection, use, disclosure, retention, transfer, storage, and other processing of personal information, including payment card data, and our actual or perceived failure to comply with such obligations may have an adverse effect on our business, financial condition, and results of operations.
●	We rely significantly on the use of information technology, including technology provided by third-party service providers. Any failure, error, defect, inadequacy, interruption, or data breach or other security incident of our information technology systems, or those of our third-party service providers, could have an adverse effect on our business, reputation, financial condition, and results of operations.
●	Any failure to obtain, maintain, protect, defend, or enforce our intellectual property rights could impair our ability to protect our proprietary technology and our brands.
●	The share price of our Class A ordinary shares has been, and may in the future be, volatile, and you may lose all or part of your investment.
●	The dual class structure of our ordinary shares has the effect of concentrating voting power with our co-founder and Chief Executive Officer, which will limit your ability to influence the outcome of important transactions, including a change in control.
●	The other risks and uncertainties are discussed in this “Risk Factors” section.

Risks Related to Our Business and Industry

The success of our business depends on our ability to attract new customers, retain existing customers, and maintain or increase sales to those customers. We have recently experienced difficulty acquiring new customers cost-efficiently and, if this difficulty continues, our business, financial condition, and results of operations will be adversely affected.

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

We have made significant investments in enhancing our brands and attracting new customers, and we expect to continue to make significant investments to promote our products. Marketing campaigns are expensive and recently have not, and may not in the future, efficiently or reliably result in new customers or increased sales of our products. For example, our largest advertising partner deploys algorithms to determine which ads are shown to users on its platforms. These algorithms and their weightings and inputs change from time to time as the platforms evolve, so the price we pay to acquire new customers via advertising is not entirely in our control. We have recently experienced difficulty responding to the latest change, which has negatively impacted our ability to acquire new customers efficiently. We believe these negative effects occurred due to our use of our “Try Before You Buy” model to acquire customers, which we believe was down-weighted after this latest algorithm change because of its higher product return rates. As a result, we have recently experienced significant increases in customer acquisition costs and lower levels of customer acquisition.

Although we believe we have both recently identified the root cause of the problem and implemented actions that will allow us to redirect our ads to a more desirable audience and return our customer acquisition costs to historical levels, we can provide no assurance that our remedial actions will be successful. We expect the increase in customer acquisition costs will have an adverse impact on our results of operations for the fiscal year ended December 31, 2026, with the most significant impact expected in the first half of the year. Further, even if our customer acquisition costs normalize, lower levels of customer acquisition in the first half of the year will result in lower repeat sales. If we are not successful in remedying the issue, our ability to cost-efficiently acquire new customers will be impaired and our business, results of operations and growth prospects will be adversely affected.

Further, as our brands become more widely known, we may not increase our revenue at the same rates as we have in the past. If we are unable to acquire new customers who purchase products in numbers sufficient to grow our business, we may not be able to generate the scale necessary to drive beneficial network effects with our suppliers, our revenue may decrease, and our business, financial condition, and results of operations will be adversely affected.

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

Our business depends on our ability to maintain a strong base of engaged customers and content creators, including through the use of social media platforms. We may not be able to maintain and enhance our brands if we experience negative publicity related to our marketing efforts or use of social media, fail to maintain and grow our network of content creators, or otherwise fail to meet our customers’ expectations.

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

We and our content creators use third-party social media platforms to raise awareness of our brands and engage with our customers. As existing social media platforms evolve and new platforms develop, we and our content creators must continue to maintain a presence on these platforms and establish a presence on emerging popular social media platforms. When we are unable to cost-efficiently use these evolving social media platforms as marketing tools, our ability to acquire new customers and our financial condition suffer. For example, as a result of a recent change in the algorithms deployed by our largest advertising partner to determine which ads are shown to users on its platforms, we have been diverted to a less desirable audience, leading to a significant increase in our customer acquisition costs. For so long as these elevated acquisition costs persist despite ongoing remediation actions, they will significantly adversely impact our business, results of operations and growth prospects. See “The success of our business depends on our ability to attract new customers, retain existing customers, and maintain or increase sales to those customers. We have recently experienced difficulty acquiring new customers cost-efficiently and, if this difficulty continues, our business, financial condition, and results of operations will be adversely affected.”

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

We also do not prescribe what content creators post on social media, and our content creators could engage in behavior or use their platforms in a manner that reflects poorly on our brands or is in violation of applicable regulations or platform terms of service, and all these actions may be attributed to us. Negative commentary regarding us, our products, our content creators, or other third parties, whether accurate or not, may be posted on social media platforms at any time and may adversely affect our reputation, brands, and business. The harm may be immediate, without affording us an opportunity for redress or correction and could adversely affect our business, financial condition, and results of operations.

In addition, customer complaints or negative publicity related to our website, products, product delivery times, customer data handling, marketing efforts, data privacy or security practices, or customer support, especially on blogs and social media websites, could diminish customer loyalty and customer engagement.

Further, laws and regulations, including associated enforcement priorities, rapidly evolve to govern social media platforms and other internet-based communications, and any failure by us, our ambassadors, or other third parties acting at our direction or on our behalf to abide by applicable laws and regulations in the use of these platforms could subject us to regulatory investigations, class action lawsuits, liability, fines, or other penalties. Other risks associated with the use of social media and internet-based communication include improper disclosure of proprietary information, negative comments about our brands or products, exposure of confidential or personal information, fraud, hoaxes, or malicious dissemination of false information. Damage to our brand image and reputation could have an adverse effect on our business, financial condition, and results of operations.

Conversely, the relaxation or revocation of regulatory restrictions, changes to platform rules including the relaxation or abolishment of content moderation tools, or secular changes in consumer sentiment towards social media could reduce the efficacy of our existing or in-production campaigns, place us at a competitive disadvantage, reduce consumer exposure to our marketing materials or change the demographic of users exposed to them, or damage our brand image and reputation, all of which could have an adverse effect on our business, financial condition, and results of operations.

Our brands are critical to our success, and the value of our brands may be adversely impacted by negative publicity. If we fail to maintain the value of our brands or our marketing efforts are not successful or become too costly, our business, financial condition, and results of operations would be adversely affected.

Our success depends on the value of our brands, which are integral to our business, as well as to the implementation of our strategies for expanding our business. Maintaining, promoting, and positioning our brands will depend largely on the success of our marketing efforts (especially digital advertising), our technology, and our ability to provide consistent, high quality products. Our brands could be adversely affected if we fail to achieve these objectives or if our public image or reputation were to be tarnished by negative publicity through traditional or social media platforms, including negative publicity about our products, technology, customer service, personnel, marketing efforts, or suppliers. We have experienced instances of negative publicity in the past and can make no assurances that we will not experience negative publicity in the future. Content that is adverse to our interests, whether or not accurate or truthful, can be posted to social media platforms and other platforms and immediately disseminated to broad audiences without any filter or verification of such content. Even isolated incidents involving us, suppliers or third-party service providers, or the products we sell, can erode the trust and confidence of our customers and damage the strength of our brands, especially if such incidents result in adverse publicity, governmental investigations, product recalls, or litigation. We cannot guarantee that our brand development strategies will prevent or mitigate the occurrence of such incidents, accelerate the recognition of our brands, or increase revenue. In addition, the importance of our brands may increase to the extent we experience increased competition, which could require additional expenditures on our brand promotion activities. Maintaining and enhancing the image of our brands also requires us to make ongoing investments in areas such as marketing and online operations. These investments are substantial and may not ultimately be successful. Moreover, if we are unsuccessful in obtaining, maintaining, protecting, defending, and enforcing our intellectual property rights in our brands, the value of our brands may be harmed. Any harm to our brands or reputation could adversely affect our ability to attract and engage customers and adversely affect our business, financial condition, and results of operations.

Our inability to anticipate and respond to market trends and changes in consumer preferences could adversely affect our business, financial condition, and results of operations.

Our continued success depends on our ability to anticipate, gauge, and react in a timely and cost-effective manner to changes in consumer tastes for beauty and wellness products, attitudes toward our industry and brands, as well as to where and how consumers shop. We must continually work to maintain and enhance the recognition of our brands, develop, manufacture, and market new technologies and products, maintain and adapt to existing and emerging distribution channels, successfully manage our inventories, and modernize and refine our approach as to how and where we market and sell our products. Consumer tastes and preferences cannot be predicted with certainty and can change rapidly. This issue is compounded by the increasing use of digital and social media by consumers and the speed by which information and opinions are shared. If we are unable to anticipate and respond to sudden challenges that we may face in the marketplace, trends in the market for our products, and changing consumer demands and sentiment, our business, financial condition, and results of operations will be adversely affected. In addition, from time to time, sales growth or profitability may be concentrated in a relatively small number of our products or countries. If such a situation persists or a number of products or countries fail to perform as expected, there could be an adverse effect on our business, financial condition, and results of operations.

We rely on single source suppliers for certain component materials of our products and the loss of suppliers or shortages or disruptions in the supply of raw materials or finished products could adversely affect our business, financial condition, and results of operations.

Certain of the component materials used in our products rely on a single or a limited number of suppliers. We acquire raw materials, product formulations and packaging from third-party suppliers and our finished products are assembled by third-party suppliers. In the past, we have been able to obtain an adequate supply of our finished products on a purchase order basis and currently believe we have an adequate supply for virtually all components of our products. However, we may encounter supply issues with raw materials, product formulations and packaging due to increases in global demand and limited supply capacity. If our finished product suppliers are unable to perform, or our relationship with a supplier is terminated, and we are required to find alternative sources of supply, these new suppliers may have to be qualified under applicable industry, governmental, and our own vendor standards, which could require additional investment and be time-consuming. We cannot guarantee that we will be able to establish alternative relationships with suppliers on similar terms, without delay or at all, that they will be able to supply the same raw materials, product formulations and packaging, or that those alternative relationships will provide an adequate supply.

We are also subject to other risks inherent in the manufacturing of our products and their supply chain, including industrial accidents, natural disasters (including as a result of climate change), environmental events, strikes and other labor disputes, capacity constraints, disruptions in ingredient, material, or packaging supplies, as well as global shortages, disruptions in supply chain or information technology, loss or impairment of key manufacturing sites or suppliers, product quality control, safety, increase in commodity prices and energy costs, licensing requirements and other regulatory issues, as well as other external factors over which we have no control. If such an event were to occur, it could have an adverse effect on our business, financial condition, and results of operations.

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

Our historical rapid growth may not be sustainable or indicative of future results, and we expect to encounter challenges to our business in 2026.

We have historically experienced significant and rapid growth. Our historical rate of growth may not be sustainable or indicative of our future rate of growth, and in future periods, we expect that our revenue will grow more slowly or decline. We believe that continued growth in revenue, as well as our ability to improve or maintain margins and profitability, will depend upon, among other factors, our ability to address the challenges, risks, and difficulties described elsewhere in this “Risk Factors” section. We cannot provide assurance that we will be able to successfully manage any such challenges or risks to our future growth. Any of these factors could cause our revenue growth to slow or decline and may adversely affect our margins and profitability. For example, we expect to encounter challenges to our business in 2026 due to difficulty acquiring new customers cost-efficiently and, although we are actively working to respond, we can provide no assurance that our remedial actions will help restore our growth to historical rates in the longer term. See “The success of our business depends on our ability to attract new customers, retain existing customers, and maintain or increase sales to those customers. We have recently experienced difficulty acquiring new customers cost-efficiently and, if this difficulty continues, our business, financial condition, and results of operations will be adversely affected.” Even if we address our challenges in customer acquisition, we expect that our growth rate may slow for a number of other reasons, including if there is a slow-down in the growth of demand for our products, increased competition, a decrease in the growth or reduction in the size of our overall market, or if we cannot capitalize on growth opportunities. Failure to grow our revenue or improve or maintain margins would adversely affect our business, financial condition, and results of operations. You should not rely on our historical rate of growth as an indication of our future performance.

We operate in highly competitive categories.

We face competition from beauty and wellness companies throughout the world, including multinational consumer product companies. Most of our competitors have greater resources than we do, some others are newer companies and some are competing in distribution channels or territories where we are not yet active or are less represented. Our competitors also may be able to advertise at more favorable prices or terms and respond to changing business and economic conditions more quickly than we can due to larger research and development operations, manufacturing capabilities, and sales forces. Competition in the beauty and wellness industry is based on a variety of factors, including innovation, technology, effectiveness of beneficial attributes, accessible pricing, service to the consumer, promotional activities, direct-to-consumer marketing (a large portion of which is carried out on a small number of digital marketing platforms), special events, new brand and product introductions, e-commerce initiatives, and other activities. It is difficult for us to predict the timing and scale of our competitors’ actions in these areas.

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

Third parties have in the past and may in the future illegally distribute and sell counterfeit versions of our products. These counterfeit products may be inferior in terms of quality and other characteristics compared to our authentic products and/or the counterfeit products could pose safety risks that our authentic products would not otherwise present to consumers. Consumers could confuse counterfeit products with our authentic products, which could damage or diminish the image, reputation and/or value of our brands, and cause consumers to refrain from purchasing our products in the future, which could adversely affect our reputation, business, financial condition, and results of operations.

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

The shipping industry is also currently experiencing issues with port congestion, port closures and ship diversions. Labor disputes among freight carriers and at ports of entry are common, and we expect labor unrest and its effects on shipping our products to be a challenge for us. A port worker strike, work slow-down, or other transportation disruption at ports of entry could significantly disrupt our business. We have in the past experienced shipping disruptions due to multiple factors, such as supply and demand imbalance, a shortage of truck drivers, transport equipment (tractors and trailers), and other causes, which have resulted in heightened congestion, bottleneck, and gridlock, leading to abnormally high transportation delays. Delays in e-commerce shipping could also cause some customers to stop shopping with us and instead make purchases with our competitors that have larger physical retail footprints. If significant disruptions continue, we could experience significant disruptions in our business, delays in shipments, and profitability shortfalls, which could adversely affect our business, financial condition, and results of operations.

The global shipping industry is also experiencing disruptions due to various factors, including the rerouting of shipping away from the Strait of Hormuz due to the recent conflict in Iran and the Suez Canal due to attacks by Houthi militants from Yemen on commercial shipping vessels in the Gulf of Aden and the Red Sea, which have caused a substantial increase in rates for some shipping routes. Similarly, supply chain disruptions such as those described in the preceding paragraphs may lead to an increase in transportation costs. If the products ordered by our customers are not delivered in a timely fashion, including to international customers, or are damaged or lost during the delivery process, our customers could become dissatisfied and cease buying products from us, which would adversely affect our business, financial condition, and results of operations.

If we are unable to manage our growth effectively, including our employee base and hiring needs, our business, financial condition, and results of operations could be harmed.

We have expanded our operations rapidly since our founding. To manage our growth effectively, we must continue to implement our operational plans and strategies, implement new brands and products, improve and expand our infrastructure of people and information systems, and expand, train and manage our employee base. To support our continued growth, we must effectively integrate, develop, and motivate a large number of new employees. We face significant competition for personnel, including in New York, Boston, Israel, and Ukraine. To attract top talent, we may need to increase our employee compensation levels to remain competitive in attracting and retaining talented employees. Additionally, changes in immigration or travel laws and regulations, or in their enforcement, in the United States or elsewhere, that unduly restrict or make it more difficult for employees and their families to work and live in the United States may adversely affect the employment status of our non-U.S. employees currently working and residing in the United States. Such changes may affect our ability to attract or hire qualified non-U.S. employees to our offices in New York and Boston, including employees with specialized technical and scientific expertise. Further, to support our growth, we could be required to continue to expand our sales and marketing, technology development, brand implementation, product development, and distribution functions, to upgrade our management information systems and other processes and technology and to obtain more space for our expanding workforce. Additionally, the growth of our business places significant demands on our existing management and other employees.

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

The general level of consumer spending is affected by a number of factors, including general economic conditions, inflation, interest rates, energy costs, and consumer confidence generally, all of which are beyond our control. Consumer purchases of discretionary items tend to decline during recessionary periods, when disposable income is lower. Consumers could also choose to delay purchases, reduce spending, or trade down to lower-priced alternatives, which could negatively impact our revenue, margins, and inventory turnover.

Sudden disruptions in local or global business conditions from events such as a pandemic or other health issues, geo-political or local conflicts, civil unrest, terrorist attacks, adverse weather conditions, climate changes, or seismic events, can have a short-term and, sometimes, long-term impact on consumer spending, which in turn could adversely affect our business, financial condition, and results of operations. Moreover, a downturn in the economies of, or continuing recessions in, the countries where we manufacture or sell our products, or a sudden disruption of business conditions in those countries, could adversely affect consumer confidence, the financial strength of our customers, and, in turn, our sales and profitability.

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

Furthermore, our success depends in part on our ability to anticipate and react to changing consumer demands for existing products in a timely manner. All of our products are subject to changing consumer preferences that cannot be predicted with certainty. If we do not continue to introduce new products or innovations on existing products in a timely manner or our new brands or products are not accepted by our customers, or if our competitors introduce similar products before we do, our brands or our market position could be harmed.

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

If we fail to accommodate increased volumes during peak seasons and events, our business, financial condition, and results of operations may be adversely affected. Our revenue is typically highest in the first quarter of the calendar year, and our revenue will generally decline in the third and fourth quarter of each calendar year relative to the first and second quarter of each calendar year. Any disruption in our products, especially during the first quarter, could have a negative effect on our financial condition and results of operations. Surges in volumes during peak periods may strain our technological infrastructure and support activities which may reduce our revenue and the attractiveness of our products. Any disruption to our operations can lead to a material decrease in revenue relative to our expectations for the first quarter, which could result in a significant shortfall in revenue and operating cash flows for the full year, and may have an adverse effect on our business, financial condition, and results of operations. For example, we expect that reduced customer acquisition in the first half of 2026 due to our recent significant increase in customer acquisition costs will impair our ability to generate repeat revenue over the balance of the year and have an adverse effect on our business, financial condition, and results of operations. See “The success of our business depends on our ability to attract new customers, retain existing customers, and maintain or increase sales to those customers. We have recently experienced difficulty acquiring new customers cost-efficiently and, if this difficulty continues, our business, financial condition, and results of operations will be adversely affected.”

We may be unable to maintain profitability.

We began our U.S. operations in 2018 and achieved profitability in 2020. We expect our operating expenses to increase in the future as we increase our sales and marketing efforts, continue to invest in launching new brands and developing new products, hire additional personnel, expand our operating infrastructure, and expand into new geographies. Further, as a public company, we incur additional legal, accounting, and other expenses that we did not incur as a private company. These efforts and additional expenses may be more costly than we expect, and we cannot guarantee that we will be able to increase our revenue to offset our increased operating expenses. Our revenue growth may slow for a number of other reasons, including if we experience reduced demand for our products, increased competition, increased customer acquisition costs, a decrease in the growth or reduction in the size of our overall market, or if we cannot capitalize on growth opportunities. If our revenue does not increase at a greater rate than our operating expenses, we will not be able to maintain our current level of profitability.

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

Our future growth depends in part on our expansion efforts into new international markets. We also have limited experience with regulatory environments and market practices outside of Israel, the United Kingdom (the “U.K.”), the European Union (the “EU”) and the United States and cannot guarantee that we will be able to penetrate or successfully operate in any market outside of Israel, the U.K., the EU and the United States. In connection with our expansion efforts, we may encounter obstacles we do not currently face, including cultural and linguistic differences, differences in regulatory environments and market practices, difficulties in keeping abreast of market, business, and technical developments, and foreign consumers’ tastes and preferences.

We may also encounter difficulty expanding into new markets because of limited brand recognition in those markets, leading to delayed acceptance of our products by consumers there. In particular, we have no assurance that our marketing efforts will prove successful outside of Israel, the U.K., the EU and the United States. The expansion into new markets may also present competitive, technological, forecasting, and distribution challenges that are different from or more severe than those we currently face. There are also other risks and costs inherent in doing business in international markets, including:

●	the need to adapt and localize products for specific countries to account for, among other things, different cultural tastes, size and fit preferences, or regulatory requirements;

●	difficulty establishing and managing international operations and the increased operations, travel, infrastructure, including establishment of local delivery service and customer service operations, and legal compliance costs associated with locations in different countries or regions;
●	increased shipping times to and from international markets;
●	the need to vary pricing and margins to effectively compete in international markets;
●	increased competition from local providers of similar products;
●	difficulty obtaining, maintaining, protecting, defending, and enforcing intellectual property rights abroad;
●	the need to offer customer services in various languages;
●	difficulties in understanding and complying with local laws, regulations, and customs in other jurisdictions;
●	compliance with anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act (the “FCPA”), relevant provisions of Israeli Penal Law 5737-1977 (the “Israeli Penal Law”), and the U.K. Bribery Act 2010 (the “U.K. Bribery Act”), by us, our employees, and our business partners;
●	complexity and other risks associated with current and future legal requirements in other countries, including legal requirements related to consumer advertising protection, consumer product safety, AI and data privacy and security frameworks, including, but not limited to, the EU’s General Data Protection Regulation 2016/679 (“GDPR”), the EU-U.S. Data Privacy Framework (“DPF”), and the EU Artificial Intelligence Act (the “EU AI Act”);
●	varying business practices and customs related to the sale of beauty and wellness products;
●	varying levels of internet technology adoption and infrastructure, and increased or varying network and hosting service provider costs;
●	tariffs and other non-tariff barriers, such as quotas and local content rules, as well as tax consequences;
●	fluctuations in currency exchange rates and the requirements of currency control regulations, which might restrict or prohibit conversion of other currencies into U.S. dollars; and
●	political or social unrest or economic instability in a specific country or region in which we operate, which could have an adverse impact on our operations in that location. Our failure to successfully manage these risks could harm our international operations and have an adverse effect on our business, financial condition, and results of operations.

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

Although the majority of our expenses and revenue are incurred in U.S. dollars, some of our revenue and expenses are generated in other currencies, such as the New Israeli Shekel, Euro, Pound Sterling, or Australian dollar. Our exposure to foreign currencies may increase as we expand our business in foreign markets and as a result of our investments in marketable securities, some of which may be denominated in currencies other than U.S. dollars. As a result, our operating results are subject to fluctuations due to changes in currency exchange rates. In particular, our operating results may be adversely affected if the NIS fluctuates significantly against the U.S. dollar. If we are not able to successfully hedge against the risks associated with currency fluctuations, our operating results could be adversely affected. Although we may engage in transactions intended to reduce our exposure to foreign currency fluctuations, including financial hedging instruments, there can be no assurance that these transactions will be effective. Complex global political and economic dynamics can affect exchange rate fluctuations. It is difficult to predict future fluctuations and the effect these fluctuations may have upon future reported results or our overall financial condition.

Our investment portfolio may be adversely affected by market conditions and interest rates.

We maintain balances of liquid investments for purposes of financing our operations. Our marketable securities totaled $374 million as of December 31, 2025 and consisted of investments in government and corporate debentures. We currently, and expect to continue to, follow an established investment policy and set of guidelines, approved by our board of directors, to monitor and help mitigate our exposure to liquidity and credit risks which set forth credit quality standards and limit our exposure to any one issuer. However, these investments are subject to general credit, liquidity, market and interest rate risks. We may realize losses in the fair value of these investments, which could include a complete loss of these investments, which would have an adverse effect on our results of operations and financial condition. In addition, should our investments cease paying or reduce the amount of interest paid to us, our interest income would decrease and may adversely affect our financial position and results.

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

We anticipate the need to add additional distribution center capacity and lease new warehouse space to serve as distribution centers as our business continues to grow and as we launch new brands. If we continue to add distribution and warehouse capabilities, add product categories with different fulfillment requirements, or change the mix in products that we sell, our distribution network will become increasingly complex and operating it will become more challenging. The expansion of our distribution center capacity may put pressure on our managerial, financial, operational, and other resources. We cannot assure you that we will be able to locate suitable facilities on commercially acceptable terms in accordance with our expansion plans, nor can we assure you that we will be able to recruit qualified managerial and operational personnel to support our expansion plans. If we are unable to secure new facilities for the expansion of our operations, recruit qualified personnel to support any such facilities, or effectively control expansion-related expenses, our order fulfillment and shipping times may be delayed and our business, financial condition, and results of operations could be adversely affected. Furthermore, we cannot predict the effect inflation, including wage inflation, may have on our distribution network and our ability to maintain operating efficiencies.

Our distribution centers, which are operated by our warehousing vendors, include computer-controlled and automated equipment and rely on warehouse management systems to manage supply chain fulfillment operations, which means our operations are complicated and may be subject to a number of risks related to cybersecurity, the proper operation of software and hardware, electronic or power interruptions, or other system failures. In addition, our operations could also be interrupted by labor difficulties, or by floods, fires, or other natural disasters near our distribution centers. We maintain business interruption insurance, but it may not adequately protect us from the adverse effects that could result from significant disruptions to our distribution system, such as the long-term loss of customers or an erosion of our brand image. Moreover, if we or our third-party logistics providers are unable to adequately staff our distribution centers to meet demand or if the cost of such staffing is higher than it has been historically or projected costs increase due to mandated wage increases, regulatory changes, hazard pay, international expansion, or other factors, our results of operations could be harmed. In addition, operating distribution centers comes with potential risks, such as workplace safety issues and employment claims for the failure or alleged failure to comply with labor laws or laws respecting union organizing activities. Our distribution capacity is also dependent on the timely performance of services by third parties, including the shipping of our products from our suppliers to our distribution facilities. We may need to operate additional distribution centers in the future to keep pace with the growth of our business, and we cannot assure you that we will be able to locate suitable facilities on commercially acceptable terms in accordance with our expansion plans, nor can we assure you that we will be able to recruit qualified managerial and operational personnel to support our expansion plans. If we encounter problems with our distribution and warehouse management systems, our ability to meet customer expectations, manage inventory and fulfillment capacity, complete sales, fulfill orders in a timely manner, and achieve objectives for operating efficiencies could be harmed, which could also harm our reputation, and our relationship with our customers.

Product returns could harm our business.

We allow our customers to return our products, subject to our return policy. We generally accept product returns for refund or exchange if returned within the applicable return policy deadline. We also have a “Try Before You Buy” program whereby customers choose products for a trial and initially pay only shipping costs, paying only for the products they keep after the trial period. Our net revenue is reported net of discounts and estimated returns. We estimate our liability for product returns based on historical return trends and an evaluation of current economic and market conditions. We record the expected customer refund liability as a reduction to revenue. The introduction of new products, changes in consumer confidence or shopping habits, or other competitive and general economic conditions could cause actual returns to exceed our estimates. If actual return costs differ from previous estimates, the amount of the liability and corresponding revenue are adjusted in the period in which such costs occur. In addition, from time to time, our products may be damaged in transit, which can also increase return rates. Moreover, due to the nature of our products, we do not resell returned goods. Competitive pressures could cause us to alter our return policies or our shipping policies, which could result in an increase in damaged products and an increase in product returns. If the rate of product returns increases significantly or if product return economics become less efficient, our business, financial condition, and results of operations could be adversely affected.

Any failure by us or our suppliers to comply with ethical business practices or product safety, labor, or other laws, provide safe conditions for our or their workers, or use or be transparent about ethical business practices may damage our reputation and brands and harm our business.

Operating with integrity is core to our values, which makes our reputation sensitive to allegations of unethical or improper business practices, whether real or perceived. The failure of any of our suppliers to provide safe and humane factory conditions and oversight at their facilities could damage our reputation and brands or result in legal claims against us. We rely on our suppliers’ compliance reporting in order to comply with regulations applicable to our products. This is further complicated by the fact that expectations of ethical business practices continually evolve and may be substantially more demanding than applicable legal requirements.

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

The sales prices for our products may be subject to change for a variety of reasons, including competitive pricing pressures, discounts, anticipation of the introduction of new products, general economic conditions, or changes in our marketing, consumer acquisition, and technology costs and, as a result, we anticipate that we will need to change our pricing model from time to time. In the past, we have sometimes adjusted our prices in certain situations, and expect to do so from time to time in the future. Moreover, demand for our offerings is price-sensitive. Competition continues to increase in the beauty and wellness industry, and we expect competition to further increase in the future, thereby leading to increased pricing pressures. Larger competitors with more diverse offerings may reduce the price of offerings that compete with ours or may bundle them with other offerings. Similarly, certain competitors may use marketing strategies that enable them to acquire consumers more rapidly or at a lower cost than us, or both, and we may be unable to attract new customers or grow and retain our customer base based on our historical pricing. As we develop and introduce new brands and products, as well as integrations, capabilities, and other enhancements, we may need to, or choose to, revise our pricing. We may also face challenges setting prices for new and existing products in any new geographies into which we expand. There can be no assurance that we will not be forced to engage in price-cutting initiatives or to increase our marketing and other expenses to attract customers in response to competitive or other external pressures. Any decrease in the sales prices for our products, without a corresponding decrease in costs, increase in volume or increase in revenue from our other products, would adversely affect our revenue and gross profit. We cannot assure you that we will be able to maintain our prices and gross profits at levels that will allow us to achieve and maintain profitability.

Our technology platform is at the core of our business, and any decline in demand for our technology occasioned by malfunction, inferior performance, increased competition, or otherwise, will adversely affect our business, financial condition, and results of operations.

Our proprietary technology is at the core of our business. Accordingly, market acceptance of our technology platform is critical to our success. If demand for our technology declines, the demand for the associated products will also decline. Demand for our technology is affected by a number of factors, many of which are beyond our control, such as marketing, continued market acceptance of beauty and wellness technologies by consumers, the timing of new brands and products, alternatives introduced by our competitors, and growth or contraction in our addressable markets. If we are unable to continue to meet consumer demand, or if our technology platform fails to compete effectively, achieve more widespread market acceptance, or meet applicable requirements, then our business, financial condition, and results of operations would be adversely affected.

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

We believe that our future revenue growth depends, in part, on our ability to provide customers with quality service that meets or exceeds our customers’ evolving needs and expectations, and is conducive to our ability to continue to sell new products to customers. The importance of high quality customer support will increase as we expand our business. We are not always able to provide our customers with this level of service, and our customers occasionally encounter challenges in our customer support, including as a result of human error, outages, errors, or bugs in our software or third-party software. If we do not help our customers quickly resolve issues and provide effective ongoing support, or we are unable to achieve or maintain a high level of customer satisfaction, we can experience more complaints from customers, lower than expected repeat purchases, disputes and additional costs, or negative publicity, any of which could have an adverse effect on our business, financial condition, and results of operations.

We may need additional capital, and we cannot be sure that additional financing will be available on favorable terms, if at all.

Historically, we have funded our operations and capital expenditures primarily through equity or exchangeable debt issuances, borrowings under our credit facilities and cash generated from our operations. Although we currently anticipate that our available funds and cash flow from operations will be sufficient to meet our cash needs for the foreseeable future, we may require additional financing and we may not be able to obtain such financing on favorable terms, or at all. Our ability to obtain financing will depend on, among other things, our development efforts, business plans, operating performance, and the condition of capital markets at the time we seek financing. If we raise additional funds through the issuance of equity, equity-linked, exchangeable or convertible debt securities, to fund operations, or on an opportunistic basis, those securities may have rights, preferences, or privileges senior to the rights of our Class A ordinary shares, or may require us to agree to more restrictive covenants than those to which we are currently subject or unfavorable terms, and our existing shareholders may experience significant dilution of their ownership interests. Any debt financing we may secure in the future could involve restrictive covenants that may impose significant operating and financial restrictions on us, and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to incur indebtedness, incur liens, enter into mergers or consolidations, dispose of assets, pay dividends, make acquisitions, and make investments, loans, and advances. These restrictions may affect our ability to grow in accordance with our strategy, limit our ability to raise additional debt or equity financing to operate our business, including during economic or business downturns, and limit our ability to compete effectively or take advantage of new business opportunities. We may not be able to obtain additional financing on terms favorable to us, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth, scale our infrastructure, develop product enhancements, and respond to business challenges could be significantly impaired, and our business, financial condition, and results of operations may be adversely affected.

We may not have the ability to raise the funds necessary to settle exchanges of our Exchangeable Notes or to repurchase the Exchangeable Notes upon a fundamental change.

Holders of our Exchangeable Notes will have the right, subject to certain conditions and limited exceptions contained in the indenture, dated June 12, 2025 (the “Indenture”), by and among Oddity Finance LLC, ODDITY Tech Ltd., IM Pro Makeup NY L.P. and U.S. Bank Trust Company, National Association, as trustee, pursuant to which the Exchangeable Notes were issued, to require us to repurchase all or a portion of their Exchangeable Notes upon the occurrence of a fundamental change at a fundamental change repurchase price equal to 100% of the principal amount of the Exchangeable Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date. In addition, upon exchange of our Exchangeable Notes, we will be required to make cash payments in an amount at least equal to the principal amount thereof (or, if less, the exchange value thereof). However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of Exchangeable Notes surrendered therefor or pay cash with respect to Exchangeable Notes being exchanged (or at the time any guarantor is required to pay such amounts due under the applicable guarantee). In addition, our ability to repurchase the Exchangeable Notes or to pay cash upon exchange of the Exchangeable Notes may be limited by law, by regulatory authority or by agreements governing our indebtedness. Our failure to repurchase Exchangeable Notes at a time when the repurchase is required by the Indenture or to pay any cash payable on future exchanges of the Exchangeable Notes as required by the Indenture would constitute a default under the Indenture. A default under the Indenture or the fundamental change itself could also lead to a default under agreements governing our future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness, we may not have sufficient funds to repurchase the Exchangeable Notes and/or make cash payments upon exchanges thereof.

The conditional exchange feature of our Exchangeable Notes, if triggered, may adversely affect our liquidity and financial condition.

In the event the conditional exchange feature of our Exchangeable Notes is triggered, holders of our Exchangeable Notes will be entitled to exchange their Exchangeable Notes at any time during specified periods at their option. If one or more holders elect to exchange their Exchangeable Notes, we would be required to settle any exchanged principal through the payment of cash, which could adversely affect our liquidity and financial condition.

Exchange of the Exchangeable Notes may dilute the ownership interest of our shareholders or may otherwise depress the share price of our Class A ordinary shares.

The exchange of some or all of the Exchangeable Notes may dilute the ownership interests of our shareholders. Upon exchange of the Exchangeable Notes, we have the option to pay, or pay and deliver (or cause the delivery of), as the case may be, cash, Class A ordinary shares or a combination of cash and Class A ordinary shares in respect of the portion, if any, of our exchange obligation in excess of the aggregate principal amount of the Exchangeable Notes being exchanged. If we elect to settle the portion, if any, of our exchange obligation in excess of the aggregate principal amount of the Exchangeable Notes being exchanged in Class A ordinary shares or a combination of cash and Class A ordinary shares, any sales in the public market of the Class A ordinary shares deliverable upon such exchange could adversely affect prevailing market prices of our Class A ordinary shares. In addition, the existence of the Exchangeable Notes may encourage short selling by market participants because the exchange of the Exchangeable Notes could be used to satisfy short positions, or anticipated exchange of the Exchangeable Notes for Class A ordinary shares could depress the share price of our Class A ordinary shares.

Risks Related to Legal, Regulatory, and Tax Matters

Disputes and other legal or regulatory proceedings could adversely affect our financial results.

We are currently involved in, and may in the future from time to time become involved in, legal actions and proceedings arising in the ordinary course of our business. These include or may in future include actions, claims, suits, government investigations or other legal proceedings, including assertions by third parties relating to intellectual property infringement, breaches of contract or warranties, employment-related matters, securities laws, regulatory matters, data privacy and cybersecurity, commercial matters, competition, tax, pricing, discrimination and consumer protection. In general, claims made by us or against us in litigation, disputes, or other proceedings can be expensive and time consuming to bring or defend against and could result in settlements, injunctions, or damages that could significantly affect our business. It is not possible to predict the final resolution of the litigation, disputes, or proceedings to which we currently are or may in the future become party to. Regardless of the final resolution, such proceedings may have an adverse effect on our reputation, financial condition, and business, including by utilizing our resources and potentially diverting the attention of our management from the operation of our business. See the section titled “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

Our products are subject to U.S. federal, state, and international laws, regulations, and policies that could have an adverse effect on our business, financial condition, and results of operations.

Our business is subject to numerous laws, regulations, and policies around the world, including but not limited to, the United States, Israel, the U.K., the EU, and Australia. Many of these laws and regulations have a high level of subjectivity, are subject to interpretation and vary significantly from market to market. These laws and regulations can have several impacts on our business, including:

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

Before we can market and sell our products in certain jurisdictions, the applicable local governmental authority may require evidence of the safety of our products, which may include testing of individual ingredients at relevant levels. For example, the use of dihydroxyacetone (“DHA”) as a color additive in self-tanning products must comply with the FDA regulations that impose strict limitations on impurities. Similarly in the EU, further to an opinion of the Scientific Committee on Consumer Safety, DHA was added on July 5, 2021 to the list of restricted substances. The use of DHA is not prohibited in self-tanning products (i.e., lotion and face cream) subject to a maximum concentration of 10%. Since January 26, 2022, self-tanning products containing DHA that do not comply with the restrictions can no longer be placed on the EU market and since April 22, 2022, such products can no longer remain on the EU market. Delays in or prohibition of selling our products, or the need to reformulate the ingredients used in our products, could have an adverse effect on our existing business and future growth.

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

Our business relies on AI and automated decision making to improve our services and tailor our interactions with our customers. However, in recent years, use of these methods has come under increased regulatory scrutiny, and the regulatory framework for AI technology is evolving and remains uncertain. A growing number of AI-related laws, regulations and guidelines are being adopted or considered worldwide that would impose additional compliance requirements on companies using AI in connection with their products and services. These measures increase requirements relating to, for example, transparency, accountability, data governance, human oversight and record-keeping, and may apply to AI systems used in consumer-facing products, personalization, analytics, or automated decision-making. Given our global reach, we may also become subject to foreign regulation regarding AI, which could increase costs or restrict opportunity. For example, the EU AI Act, on which the European Council and Parliament reached political agreement in December 2023, entered into force on August 1, 2024, and certain regulations had to be complied with as early as February 2, 2025. The EU AI Act classifies various types of AI systems based on risk, establishes corresponding compliance obligations (including transparency and risk assessment requirements), restricts certain uses of AI systems and imposes fines for violations. The EU AI Act could require us to alter or restrict our use of AI in our business as well as entail increased compliance costs, and could result in an increased risk of civil claims or regulatory actions against us, which could adversely affect our business, financial condition and results of operations.

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

Compliance with existing and future AI-related requirements could result in significant costs, operational constraints or limitations on how we use certain technologies, and may require adjustment to our data practices, restrict our opportunities and the development or deployment of our products and technology in these states, disclosures and governance processes. While we continue to monitor these developments, their full impact remains uncertain.

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

As an example, on July 4, 2025, the U.S. adopted tax legislation referred to as the “One Big Beautiful Bill Act,” which, among other provisions, made permanent certain provisions of the 2017 Tax Cuts and Jobs Act, such as certain adjustments to the limitations on the deductibility of business interest expense. Additionally, the Organization for Economic Co-operation and Development, has put forth two proposals—Pillar One and Pillar Two—that revise the existing profit allocation and nexus rules (profit allocation based on location of sales versus physical presence) and ensure a minimal level of taxation, respectively. As of the date of this Annual Report, more than 140 countries, including Israel and other countries in which we operate, have agreed to enact legislation on Pillar Two and to enforce a minimum global tax rate of 15%. Many countries implemented such legislation in 2024 and 2025. Israel has enacted certain of the required measures, effective for tax years beginning on or after January 1, 2026, and is considering additional legislation to align its tax regime with evolving international minimum tax standards; however, not all such measures have been adopted, and future legislative developments, if any, remain uncertain. These changes, when enacted by various countries in which we do business, may increase our taxes in these countries. As the Pillar Two solution is subject to implementation by each member country, the timing and ultimate impact of any such changes on our tax obligations is uncertain. Such legislative initiatives may materially and adversely affect our plans to expand internationally and may negatively impact our tax liability, financial condition, and results of operations, and could increase our administrative expenses.

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

We operate currently in several jurisdictions in addition to Israel, including the United States and the U.K. In the event that our business expands to additional jurisdictions, our effective tax rates may fluctuate widely in the future. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under U.S. GAAP, changes in deferred tax assets and liabilities, or changes in tax laws. Factors that could materially affect our future effective tax rates include, but are not limited to: (i) changes in tax laws or the regulatory environment, (ii) changes in accounting and tax standards or practices, (iii) changes in the composition of operating income by tax jurisdiction, (iv) the imposition of, or changes in laws regarding, indirect taxes such as digital tax, sales tax, and VAT and (v) pre-tax operating results of our business.

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

A number of our products are sold as over‐the‐counter (“OTC”) drug products, which are subject to FDA OTC drug regulatory requirements because they are intended to be used as sunscreen or to treat acne. The FDA regulates the formulation, manufacturing, packaging and labeling of OTC drug products. Our sunscreen and acne drug products are regulated pursuant to FDA OTC drug monographs that specify acceptable active drug ingredients and acceptable product claims that are generally recognized as safe and effective for particular uses. If any of these products that are marketed as OTC drugs are not in compliance with the applicable FDA monograph, we may be required to reformulate the product, stop making claims relating to such product or stop selling the product until we are able to obtain costly and time‐consuming FDA approvals. We are also required to submit adverse event reports to the FDA for our OTC drug products, and failure to comply with this requirement may subject us to FDA regulatory action.

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

In addition, we are subject to review by self-regulatory organizations, such as the Council of Better Business Bureaus’ National Advertising Division (“NAD”). NAD monitors national advertising in all media, enforces high standards of truth and accuracy, and resolves disputes to build consumer trust and support fair competition. NAD reviews advertising based on challenges from businesses, complaints from consumers, or on its own initiative covering a wide variety of both industries and issues. If our advertising claims are challenged before the NAD, we would incur costs associated with responding to the challenge and could be required to modify our claims, which could have a negative impact on our business.

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

Moreover, consumer protection laws and regulations governing our business continue to expand. In some states such as California, class-action lawsuits may be based on similar standards regarding false and misleading advertising and other increasingly novel theories of liability. In addition, plaintiffs’ lawyers have filed class action or false advertising lawsuits against cosmetic companies based on their marketing claims. See the section titled “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” Federal and state consumer protection agencies are expected to continue their active enforcement of applicable laws and regulations. Any inquiry into the regulatory status of our products and any related interruption in the marketing and sales of these products could damage our reputation and image in the marketplace, which could adversely affect our business, financial condition and results of operations.

If our products are not manufactured in compliance with applicable regulations, do not meet quality standards, or otherwise result in adverse health effects in customers, it could result in reputational harm, remedial costs, or regulatory enforcement.

In the United States, our products regulated as dietary supplements are subject to Good Manufacturing Practices regulations administered by the FDA (“GMPs”), which govern key aspects of the production of dietary supplements, including quality control, packaging and labeling. While the FDA has not yet established GMPs for cosmetics, it will be required to do so pursuant to the Modernization of Cosmetics Regulation Act of 2022 (“MoCRA”). Under MoCRA, manufacturers of cosmetics are subject to adverse event reporting and record retention requirements, safety substantiation requirements, facility registration requirements, and ingredient labeling requirements. MoCRA also granted the FDA new enforcement authorities over cosmetics, such as mandatory recall authority. In Europe, cosmetic products must be manufactured in compliance with GMPs requirements. Details on compliance with GMPs must be included in the product information file of the cosmetic product. Compliance with GMPs is presumed where the manufacture complies with the relevant harmonized standards, which is ISO 22716:2007 for cosmetic products.

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

As we operate in various locations around the world, our operations are subject to governmental scrutiny and may be adversely impacted by the results of such scrutiny. The regulatory environment with regard to our business is evolving, and government officials often exercise broad discretion in deciding how to interpret and apply applicable regulations. We have in the past received, and from time to time we may in the future receive, formal and informal inquiries from various government regulatory authorities, as well as self-regulatory organizations, about our business and compliance with local laws, regulations, or standards. Any determination that our operations or activities, or the activities of our employees, are not in compliance with existing laws, regulations, or standards could negatively impact us in a number of ways, including the imposition of substantial fines, civil and criminal penalties, interruptions of business, loss of supplier, vendor, or other third-party relationships, termination of necessary licenses and permits, modification of business practices and compliance programs, equitable remedies, including disgorgement, injunctive relief, and other sanctions or similar results, all of which could adversely affect our business, financial condition, and results of operations. Even if these reviews, inquiries, investigations, and actions do not result in any adverse determinations, they could create negative publicity, which could harm our business and give rise to third-party litigation or action.

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

We are currently involved in, and may in the future from time to time become involved in, litigation and other proceedings, including matters related to commercial disputes, product liability, intellectual property, data privacy and security, trade, customs laws and regulations, employment, regulatory compliance, and other claims related to our business. See the section titled “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings” for additional information. An unfavorable outcome of any particular proceeding could exceed the limits of our insurance policies, or our insurance carriers may decline to fund such final settlements or judgments or all or part of the legal costs associated with the proceeding, which could have an adverse impact on our business, financial condition, and results of operations. Regardless of the final outcome, litigation can have an adverse impact on us due to defense and litigation costs, diversion of management resources, reputational harm and other factors.

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

The majority of our products are currently manufactured outside of the United States. The United States and the countries in which our products are produced or sold internationally have imposed and may impose additional quotas, duties, tariffs, or other restrictions or regulations, or may adversely adjust prevailing quota, duty, or tariff levels. Countries impose, modify, and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it impossible for us to predict future developments regarding tariffs and other trade restrictions. In recent years, the U.S. government has taken steps to address allegations of forced labor in the Xinjiang Uyghur Autonomous Region of China (the “XUAR”), including issuing a number of specific Withhold Release Orders (which ban imports from certain entities or certain categories of items into the United States) and implementing the Uyghur Forced Labor Prevention Act, which creates a rebuttable presumption banning imports into the United States of items “mined, produced, or manufactured wholly or in part” in the XUAR, as well as additional presumptive bans that will be announced later this year. Although we do not knowingly import items from the XUAR, we have a limited number of suppliers based in China, and we do not know what additional items or suppliers may be subject to the presumptive ban in the future. Trade restrictions, including tariffs, quotas, export controls, trade sanctions, embargoes, safeguards, and customs restrictions, could increase the cost or reduce the supply of products available to us or may require us to modify our supply chain organization or other current business practices, any of which could adversely affect our business, financial condition, and results of operations.

The imposition of additional or increased tariffs by the U.S. and its trading partners and other potential impediments to international trade could increase the cost of our products, which could have an adverse effect on our business, financial condition, and results of operations.

Recent changes in U.S. trade policy, including new and increased tariffs, and responses by other countries to these changes, are creating and may continue to create uncertainty in global commerce. As of the date of this Annual Report, tariffs had not had, and we do not believe they are likely to have, a material effect on our business. A ruling by the U.S. Supreme Court in February 2026 invalidated many of the tariffs imposed by the U.S. administration in 2025. However, the U.S. administration immediately imposed new tariffs based on a different statutory authority, and is expected to continue to impose tariffs on its trading partners. Future tariffs imposed by the U.S. or other countries or other impediments to international trade could have a significant impact on our business, financial condition, and results of operations. Even if such tariffs do not directly apply to our supplies or products, they could indirectly affect our business if they result in a general increase in prices or an increase in prices charged by our third-party suppliers. While we may be able to offset these effects by renegotiating prices with suppliers or diversifying our supply chain, such efforts may not yield immediate results or may be ineffective. We might also consider increasing the price of our products to offset increased production costs; however, this could reduce the competitiveness of our products and adversely affect our net revenue. If we fail to manage these dynamics successfully, gross margins and profitability could be adversely affected.

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

Further, U.S. laws in this area are complex and developing rapidly. At the federal level, the United States Congress is also considering various proposals for comprehensive federal data privacy legislation and, while no comprehensive federal data privacy law currently exists, we are subject to applicable existing federal laws and regulations. Many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security, and data breaches. In recent years, a growing number of U.S. states have adopted comprehensive consumer privacy laws that regulate how businesses collect, use, disclose, and retain personal information. For example, the California Consumer Privacy Act (“CCPA”), as amended by the California Privacy Rights Act (“CPRA”), as well as the regulations and rules promulgated thereunder, provide California residents with enhanced rights regarding their personal information, including rights to access, delete, correct, and opt out of certain processing and disclosures of personal information, including for targeted advertising and certain forms of data sharing. The CPRA also imposes additional obligations on covered businesses, such as data minimization, purpose limitation, storage limitation, and enhanced contractual requirements with service providers and contractors, and is enforced by the California Privacy Protection Agency as well as the California Attorney General. Further, the regulations promulgated under the CCPA impose additional obligations, including risk assessments and cybersecurity audits. Violations of the CCPA and CPRA may result in significant civil penalties and, in certain circumstances, a private right of action relating to data security incidents. Other jurisdictions in the United States have already passed or are considering similar comprehensive privacy laws. These include, for example, the Virginia Consumer Data Protection Act (the “VCDPA”), the Colorado Privacy Act (the “CPA”), the Connecticut Data Privacy Act (the “CTDPA”) and the Utah Consumer Privacy Act (the “UCPA”). Similar laws have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States, and the enactment of such laws could impose potentially conflicting requirements that would make compliance challenging. These state statutes and other similar state or federal laws may require us to modify our data processing practices and policies and incur substantial compliance-related costs and expenses.

A number of U.S. states have also passed, or may pass in the future, laws that regulate the acquisition, use and storage of biometric information or health data. For example, Illinois’ Biometric Information Privacy Act (“BIPA”) prohibits the collection of certain biometric data without informed consent and provides for statutory damages of up to $5,000 per customer per violation for intentional violations. As a result, BIPA has been the subject of extensive class action litigation and very substantial settlements. Other examples include the Texas Biometric Identifier Privacy Act, which imposes similar restrictions on the collection and use of biometric identifiers and Washington’s My Health My Data Act (“MHMD”), which extends privacy protections not only to biometric data but also to health data by prohibiting its collection, use, or sharing without explicit consent. At the federal level, the Health Insurance Portability and Accountability Act (“HIPAA”) provides comprehensive protections for health data, focusing on the privacy and security of individuals’ medical information. If we collect, use or store such biometric or health data, we may be, or may become, subject to such laws and regulations, and we may face legal claims or proceedings, regulatory investigations or actions, or other liability in connection with any actual or perceived non-compliance, which could result in an adverse impact on our business, financial condition and results of operations.

Additionally, an increasing number of U.S. states have enacted, or are considering enacting, laws that regulate subscription services, automatic renewals, free-to-paid conversions, and continuity programs (collectively referred to as “auto-renewal laws”). These laws typically require businesses to, for example, provide clear and conspicuous disclosures of material subscription terms, obtain affirmative consumer consent prior to enrolment, offer cancellation mechanisms and provide advance notice of renewals or material changes. Non-compliance with these subscription or consumer protection laws may result in regulatory investigations, enforcement actions, litigation, fines or penalties, reputational damage, customer disputes or chargebacks, all of which could adversely impact our business, financial condition and results of operations.

Further, we currently accept payments using a variety of methods, including credit card, debit card, Amazon Pay, PayPal, and Alternative Payment Models (“APM”). We are subject to the Payment Card Industry Data Security Standard (“PCI Standard”), issued by the Payment Card Industry Security Standards Council, with respect to payment card information. The PCI Standard contains compliance guidelines with regard to our security surrounding the physical and electronic storage, processing, and transmission of cardholder data. Compliance with the PCI Standard and implementing related procedures, technology, and information security measures requires significant resources and ongoing attention. Our compliance with the PCI Standard is handled by our third-party payment processors since most of our customers’ payment information is not stored in our systems. However, we are subject to the risk of changes to or disruption in this provider’s service. We have in the past, and may in the future, experience problems and interruptions associated with the implementation of new or upgraded systems and technology, such as those necessary to achieve compliance with the PCI Standard or with maintenance or adequate support of existing systems that may also disrupt or reduce the efficiency of our operations. Any material interruptions or failures in our payment-related systems could have a material adverse effect on our business, financial condition, and results of operations. If there are amendments to the PCI Standard, the cost of re-compliance could also be substantial and we may suffer loss of critical data and interruptions or delays in our operations as a result. Additionally, despite our compliance efforts, we may become subject to claims that we have violated the PCI Standard, based on past, present, and future business practices, which could have an adverse impact on our business and reputation. In addition, as we offer new payment options (such as to customers), we may be subject to additional regulations, compliance requirements, fraud, and other risks. Furthermore, as our business changes, we may be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach or other security incident occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card payments from customers or facilitate other types of online payments. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could compromise or breach the algorithms that we use to protect our customers’ transaction data.

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

We are further subject to the U.K.’s General Data Protection Regulation (the “UK GDPR”), as supplemented by the UK Data Protection Act 2018, and the Privacy and Electronic Communications (EC Directive) Regulations 2003 (“PECR”), which together govern the processing of personal data and the use of electronic communications and tracking technologies in the U.K. These laws impose obligations relating to lawful bases for processing, transparency, data security, data subject rights, and restrictions on direct marketing, the use of cookies and similar technologies, and electronic communications. The UK GDPR grants individuals enhanced rights in respect of their personal data and imposes accountability and security requirements, while PECR regulates, among other things, consent and opt-out requirements for marketing communications and the placement and use of cookies and similar technologies. Compliance with these requirements requires us to implement and maintain technical, contractual, and organizational measures and to update our user interfaces, disclosures, and operational practices. These laws are enforced by the U.K.’s Information Commissioner’s Office, which has the authority to impose significant administrative fines of up to GBP 17.5 million or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, and other corrective measures. Any failure, or perceived failure, to comply with the UK GDPR or PECR could result in regulatory investigations or enforcement actions, fines, litigation, reputational harm, and increased compliance costs, which could adversely affect our business, financial condition, and results of operations.

We are also subject to the GDPR, which governs the processing of personal data within the EU. The GDPR imposes requirements for lawful processing, transparency, data security, and the protection of data subject rights. It obligates us to ensure that personal data is processed only with a valid legal basis, to uphold data subject rights, and to restrict the processing of sensitive data. The GDPR also regulates direct marketing, the use of cookies and similar tracking technologies, and requires the implementation of appropriate security measures to protect personal data. Additionally, we are subject to the ePrivacy Directive, which complements the GDPR by specifically regulating the use of electronic communications and tracking technologies, including the placement of cookies and similar technologies on users’ devices. Under the existing rules in the ePrivacy Directive, informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. In particular, under the GDPR, fines of up to EUR 20 million or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. The GDPR requirements apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information. Compliance with the GDPR and the ePrivacy Directive requires us to implement and maintain technical, organizational, and contractual measures, and to update our operational practices, disclosures, and data processing activities as necessary. Both regulations are enforced by national data protection authorities across the EU, which have the authority to impose significant fines, penalties, and corrective actions for non-compliance. Any failure, or perceived failure, to comply with the GDPR or the ePrivacy Directive could result in regulatory investigations, enforcement actions, reputational harm, and increased compliance costs, which could adversely affect our business, financial condition, and results of operations.

In addition, we are also subject to the Israeli Privacy Protection Law, 5741-1981 (the “PPL”), and its regulations, including the Israeli Privacy Protection Regulations (Data Security), 5777-2017 (the “Data Security Regulations”), which impose obligations with respect to the manner in which personal data is processed, maintained, transferred, disclosed, accessed, and secured, as well as the guidelines of the Israeli Privacy Protection Authority (the “PPA”). In this respect, the Data Security Regulations may require us to adjust our data protection and data security practices, information security measures, certain organizational procedures, applicable positions (such as an information security manager), and other technical and organizational security measures. Failure to comply with the PPL, its regulations, and guidelines issued by the Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and, in certain cases, criminal liability. Amendment 13 to the PPL, which came into effect in August 2025, represents the most comprehensive update to Israel’s data protection regime in decades and significantly affects all organizations that collect, store, or otherwise process personal data. Amendment 13 expands key definitions (e.g., “personal data” and “highly sensitive data”), broadens the scope of regulated processing activities, and aligns local standards more closely with international frameworks such as the GDPR. It introduces enhanced transparency and accountability requirements, obligating companies to provide clearer privacy notices, requiring notification to the PPA for large sensitive databases, and, for certain entities, appointing a qualified Data Protection Officer. At the same time, Amendment 13 substantially strengthens enforcement measures and sanctions which can be initiated and imposed by the PPA, as well as Israeli courts. The PPA may initiate administrative inspection proceedings, from time to time, without any suspicion of any particular breach of the PPL, as the PPA has done in the past with respect to Israeli companies in various business sectors. In addition, to the extent that any administrative supervision procedure is initiated by the PPA that reveals certain irregularities with respect to our compliance with the PPL, in addition to our exposure to administrative fines, civil claims (including class actions), and in certain exceptional cases criminal liability, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs.

In Israel, the Privacy Protection Regulations (Transfer of Information to Databases Outside State Borders), 5761-2001 (the “Israel Transfer Regulations”), require the data exporter, after ensuring that the transfer abroad is permitted pursuant to the legal bases for transfer abroad as provided in the Israel Transfer Regulations, to obtain from the data importer an undertaking to take sufficient measures in order to protect the personal data and not to transfer data to any third party (in a position published by the PPA, the latter noted that onward transfer would be permitted if: (i) such transfer is agreed to within the contract by the Israeli data exporter, (ii) the onward transfer is carried out lawfully as if it were conducted within Israel (e.g., based on consent), and (iii) each onward transfer would have been eligible under the Israel Transfer Regulations to receive personal data as the original recipient). While enforcement of a failure to comply with these restrictions has so far been very limited (as it also depends on the scope of the alleged violation), the enforcement standards and practices regarding this issue may change in the future. Additionally, any change in the way we share and store data collected in Israel on a cross-border basis may lead to additional or different obligations.

Internationally, we operate in several jurisdictions, including but not limited to Australia and Canada, each with its own data privacy and security regulations. These legal frameworks impose varying requirements regarding data processing, consent, security, and data subject rights. Compliance with these laws requires us to implement specific technical, organizational, and contractual measures. Non-compliance, or perceived non-compliance, could result in regulatory investigations, fines, litigation, reputational damage, and increased operational costs, which could adversely impact our business, financial condition, and results of operations. As we expand our product portfolio and launch additional brands, we may collect data that qualifies for protection under additional regimes or legal frameworks due either to the nature of the data collected or to the type of product sold or service provided. This could result in the need to adjust our systems, implement additional safeguards, and comply with additional obligations; it could also affect the permitted use of the data we collect and our ability to leverage such data to retain customers, grow the business, and increase profitability.

Complying with U.S. state data, biometric information and health privacy laws (including but not limited to the CCPA, CPRA, VCDPA, CPA, CTDPA, UCPA, BIPA and MHMD), HIPAA, UK GDPR, GDPR, ePrivacy Directive, PPL and its regulations, and other applicable data, biometric information and health privacy and security laws, rules, regulations, and standards may cause us to incur substantial operational costs or require us to change our business practices. Despite our efforts to bring our practices into compliance with such laws, rules, regulations, and standards (and any new laws, rules, regulations, or standards that may be passed or promulgated), we may not be successful in our efforts to achieve compliance either due to internal or external factors such as resource allocation limitations or a lack of vendor cooperation. Non-compliance with any of these data, biometric information and health privacy or security laws, rules, regulations, or standards could result in proceedings against us by governmental entities, data subjects, or others. We may find it necessary to establish additional systems and processes to maintain such data in various jurisdictions, including, among other things, the European Economic Area (the “EEA”), which may involve substantial expense and distraction from other aspects of our business.

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

Security incidents compromising the confidentiality, integrity, and availability of our confidential or personal information and our and our third-party service providers’ information technology systems, such as phishing and malware attempts, have occurred in the past and may occur in the future. Such security incidents could result from cyberattacks, computer malware, supply chain attacks, or malfeasance or error of our or our third-party service providers’ personnel. In particular, ransomware attacks, including those from organized criminal threat actors, nation-states, and nation-state supported actors, are becoming increasingly prevalent and severe, and can lead to significant interruptions in our or our third-party service providers’ operations, loss of data and income, reputational loss, diversion of funds, and may result in fines, litigation, and unwanted media attention. Extortion payments may alleviate the negative impact of a ransomware attack, but we or our third-party service providers may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting payments. Moreover, we and our third-party service providers may be more vulnerable to such attacks in remote work environments, which have become more common in recent years. As techniques used by cyber criminals evolve and change frequently, a disruption, cyberattack or other security breach of our information technology systems or infrastructure, including our AI models, or those of our third-party service providers, may go undetected for an extended period and could result in the theft, transfer, unauthorized access to, disclosure, modification, misuse, loss, or destruction of our employee, representative, customer, vendor, consumer, and/or other third-party data, including sensitive or confidential data, personal information, and/or intellectual property. We cannot guarantee that our security efforts will prevent breaches or breakdowns of our or our third-party service providers’ information technology systems. Further, and notwithstanding any contractual rights or remedies we may have, because we do not control our third-party service providers, including their security measures, we cannot ensure the adequacy of the measures they take to protect personal information and prevent data loss. Although we have not, to our knowledge, experienced a material breach compromising any of the confidential or personally identifiable information on our systems, if we suffer a material loss or disclosure of personal or confidential information as a result of a breach of our information technology systems, including those of our third-party service providers, we may suffer reputational, competitive, and/or business harm, incur significant costs, and be subject to government investigations, litigation, fines, and/or damages, which could have an adverse effect on our cash flows, business, financial condition, and results of operations.

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

Like other e-commerce companies, we are also vulnerable to damage from fire, floods, hurricanes, earthquakes, natural disasters and other adverse weather conditions, public health emergencies and other catastrophic events, military or political conflicts, power loss, terrorism, breaches, attacks by computer hackers, malicious code (such as malware, viruses and worms), ransomware attacks, insider threats, unauthorized activity or access, password-spraying, acts of vandalism, software or hardware vulnerabilities, employee or contractor theft, misplaced or lost data, fraud, misconduct or misuse, social engineering, phishing, denial-of-service attacks, organized cyberattacks, programming or human errors, telecommunication failures, or failures during the process of upgrading or replacing software, databases, or components. Cyberattacks could also result in the theft of our intellectual property, damage to our information technology systems, or disruption of our ability to make financial reports and other public disclosures required of public companies. Our service providers, vendors, and other partners are also subject to the foregoing risks, and we do not have any control over them.

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

Ultimately, any actual or perceived failure to maintain the performance, reliability, security, and availability of our platform and technical infrastructure to the satisfaction of our customers and certain regulators could harm our reputation and result in loss of revenue from the adverse impact to our reputation and brands, disruption to our business, and our decreased ability to attract and retain customers.

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

Our success depends on our ability to develop, obtain, maintain, protect, defend, and enforce our intellectual property and other proprietary rights in order to differentiate ourselves from our competitors. Any failure to obtain, maintain, protect, defend, or enforce our intellectual property rights could impair our ability to protect our proprietary technology and our brands.

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

We also rely on our trademarks, trade names, and brand names to distinguish our products and services from the products and services of our competitors, and have registered or applied to register many of these trademarks. If our trademarks and trade names are not adequately protected, we may not be able to maintain or build name recognition in our target markets and our business may be adversely affected. We cannot assure you that our trademark applications will be granted, and third parties may also oppose our trademark applications or otherwise challenge our use of the trademarks. If we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. In addition, competitors or other third parties have in the past adopted, and may in the future adopt, trade names, trademarks, or domain names similar to ours, which may impede our ability to build brand identity, possibly leading to market confusion and potentially requiring us to pursue legal action. We may not have adequate resources to enforce our trademarks against competitors or other third parties, and any such enforcement actions against third parties may not be successful. In addition, there could be trade name or trademark infringement, misappropriation, or other claims of trademark violation brought by owners of other registered trademarks or trademarks that incorporate variations of our unregistered trademarks or trade names. Our efforts to enforce or protect our trademarks, trade names, and domain names may be ineffective, may impact the public perception of our brands, may be expensive, may divert our resources, and, if our proprietary rights are challenged in connection with such enforcement efforts, could result in payment by us of monetary damages or injunctive relief against us that prevents us from using certain trademarks and trade names, all of which could adversely impact our financial condition or results of operations.

We may not be able to effectively obtain, maintain, protect, defend, and enforce our intellectual property rights throughout the world to the same extent as in the United States.

We pursue the registration of certain aspects of our intellectual property in the United States and certain other countries. Because of the differences in foreign trademark, trade secret, and other laws concerning intellectual property and proprietary rights, our intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain, and any changes in, or expected interpretations of, intellectual property laws may compromise our ability to enforce our intellectual property rights. Accordingly, many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. To the extent we expand our international activities, our exposure to unauthorized copying and use of intellectual property and proprietary information may increase. The legal systems of some countries, particularly developing countries, do not favor or may not be sufficiently robust for the meaningful enforcement of patents and other intellectual property rights. This could make it difficult for us to stop the infringement, misappropriation, or other violation of our intellectual property rights in all countries outside of the United States Consequently, we may not be able to prevent third parties from copying our technologies or trademarks in all jurisdictions in which we operate or intend to operate.

Trade secrets and know-how can be difficult to protect, and some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, and our competitive position would be materially and adversely harmed. Furthermore, we currently own trademarks that we use in connection with our business in the United States, Israel, and other markets. As we continue to expand into international markets, we may experience certain risks associated with protecting our brands and maintaining the ability to use our brands in the countries where we operate. In certain countries outside of the United States, trademark registration is required to enforce trademark rights. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would. Therefore, it is possible that our trademark applications may not be allowed for registration in a timely fashion or at all, and our registered trademarks may not be maintained or enforced. Additionally, there is a risk that our trademarks may conflict with the pre-existing trademarks of other companies, which may require us to rebrand or substantially change the branding of our product and service offerings, obtain costly licenses, or defend against third-party claims. Moreover, incumbent participants in such markets may oppose our trademark applications or trademark registrations or otherwise assert their intellectual property and other proprietary rights against us as a means of slowing our entry into such markets or as a means to extract substantial license and royalty payments from us. Further, we may not be able to acquire or maintain appropriate domain names in all countries in which we do business. Regulations governing domain names may not protect our trademarks and similar proprietary rights, and we may not be able to prevent third parties from acquiring domain names that are similar to, infringe upon, or diminish the value of our intellectual property. Any of the foregoing could adversely affect our business, financial condition, and results of operations.

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

Any such claims, even those without merit, can be expensive and time-consuming to defend and may divert management’s attention and resources, and an adverse result in any proceeding could put our ability to produce, market, and sell our products in jeopardy. We may be required to spend significant amounts of resources to defend against claims of infringement, misappropriation, or other violation, pay significant money damages, cease using certain processes, technologies, designs, trademarks, or other intellectual property, cease making, offering, and selling certain products, obtain a license (which may not be available on commercially reasonable terms or at all) or redesign our brands, our products, or our packaging (which could be costly, time-consuming, or impossible).

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

In October 2023, Hamas launched a series of terror attacks on civilian and military targets adjacent to the Gaza Strip in southern Israel; Israel subsequently declared war and commenced a military campaign against Hamas. The parties have at times entered into ceasefire arrangements, including a renewed framework reached in October 2025 that contemplates a potential permanent end to the war; however, there can be no assurance that any ceasefire will be sustained or will result in a lasting resolution. Since October 2023, Israel has also experienced hostilities on other fronts, including with Hezbollah along Israel’s northern border, attacks and threats from additional armed groups in the region, including the Houthis in Yemen, and disruptions to regional maritime routes, including in the Red Sea, that have contributed to rerouting and reduced shipping to Israel.

The security situation escalated significantly in late February 2026, when Israel and the United States preemptively attacked Iran in order to eliminate Iran’s nuclear and ballistic missile capabilities and to target the Islamic fundamentalist regime governing Iran, which has threatened Israel’s existence. As part of this conflict, Iran launched missile attacks throughout Israel and on other neighboring countries in the Middle East, including on U.S. military bases and assets in the region. This conflict escalated following hostilities in June 2025, April 2024, and October 2024, during which Iran launched ballistic missile attacks against Israel and Israel conducted strikes against Iranian military and nuclear infrastructure. In early March 2026, Hezbollah joined the conflict and carried out missile attacks against Israel. Israel retaliated with strikes on Hezbollah across Lebanon and with limited ground incursions. The escalation of the conflict between Israel, Iran, Hezbollah and other actors is currently ongoing and developing. As of the date of this Annual Report, military activity and hostilities continue to escalate in the Middle East, and the situation throughout the region remains volatile, with the potential for continued escalation into a broader and more sustained regional conflict.

The hostilities described above have included missiles and drones being fired against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants and business partners are located, and have negatively affected business conditions in Israel. The security situation in the Middle East remains fluid, and any escalation of hostilities, together with related restrictions or government-imposed measures, including limitations on movement, transportation, or commercial activity, could disrupt our operations and supply chain and materially adversely affect our business, financial condition, and results of operations. Although none of the conflicts since October 2023 has had a material impact on our day-to-day operations to date, the current hostilities with Iran and Hezbollah or future conflicts could disrupt our business.

In addition, many Israeli citizens, including many of our employees, are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40, or older, for reservists who are military officers or who have certain occupations and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity and the current conflict with Iran and Hezbollah, there have been periods of significant call-ups of military reservists. It is possible that there will be additional military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups and by the absence of a significant number of our employees related to military service or the absence for extended periods of military service of one or more of our key employees or members of our management. Such disruption could materially adversely affect our business, financial condition, and results of operations.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of certain direct damages that are caused by terrorist attacks or acts of war, such coverage would likely be limited, may not be applicable to our business, and may not reinstate our loss of revenue or economic losses more generally. Furthermore, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have an adverse effect on our business.

Similarly, we cannot predict whether and for how long the current and any future conflicts will affect Israel’s economy in general, which may involve additional credit rating agencies downgrading Israel’s credit rating. In September 2024, the international rating agency Moody’s downgraded Israel’s credit rating from A2 to Baa1, reflecting heightened geopolitical risks. In October 2024, Standard & Poor’s also downgraded Israel’s sovereign credit rating. These and similar actions by international rating agencies could disrupt the business environment and make investors hesitant to invest or transact business in Israel, as well as make it more difficult and expensive for us to raise capital and negatively influence the market price of our ordinary shares.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts, and there have been recent attempts in some countries to ban Israeli companies from competing in certain industries, such as defense. Several countries restrict doing business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results. A campaign of boycotts, divestment, and sanctions has been undertaken against Israel, which could also adversely impact our business.

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

Risks Related to Ownership of Our Class A Ordinary Shares

The share price of our Class A ordinary shares has been, and may in the future be, volatile, and you may lose all or part of your investment.

The market price of our Class A ordinary shares has been, and may in the future be, volatile, and may fluctuate substantially as a result of many factors, including the following:

●	actual or anticipated fluctuations in our revenue, financial condition, and results of operations;
●	variance in our financial performance from the expectations of securities analysts;
●	announcements by us or our direct or indirect competitors of significant business developments, changes in service provider relationships, acquisitions, or expansion plans;
●	changes or proposed changes in laws or regulations or differing interpretations or enforcement of laws or regulations affecting our business;
●	changes in our pricing model;
●	our involvement in litigation or regulatory actions;
●	sales of our Class A ordinary shares by us or our shareholders, including any sales of Class B ordinary shares, which will automatically convert into Class A ordinary shares upon transfer thereof;

●	dilution of our Class A ordinary shares due to exchanges of our Exchangeable Notes being settled in Class A ordinary shares, or from derivative transactions entered into by the counterparties to the Capped Call Transactions (as defined in this Annual Report);
●	market conditions in our industry;
●	changes in key personnel;
●	the trading volume of our ordinary shares;
●	publication of research reports or news stories about us, our competition, or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;
●	changes in the estimation of the future size and growth rate of our markets; and
●	general economic and market conditions.

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

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our Class A ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company, which can result in substantial costs and cause management’s attention and resources to be diverted. We are involved in securities class action proceedings; see “Risks Related to Legal, Regulatory, and Tax Matters—Disputes and other legal or regulatory proceedings could adversely affect our financial results” and the section titled “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

The dual class structure of our ordinary shares has the effect of concentrating voting power with our co-founder and Chief Executive Officer, which will limit your ability to influence the outcome of important transactions, including a change in control.

Our Class B ordinary shares have ten votes per share, and our Class A ordinary shares have one vote per share. As a result, our co-founder and Chief Executive Officer, Mr. Holtzman, who, based on our shares outstanding as of March 4, 2026, beneficially owns all of our issued and outstanding Class B ordinary shares, beneficially owns approximately 73.3% of the voting power of our outstanding shares and, as such, will be able to significantly influence matters submitted to our shareholders for approval, including the election of directors, amendments of our organizational documents and any merger or other major corporate transactions that require shareholder approval. Mr. Holtzman may vote in a way with which you disagree and which may be adverse to your interests. This concentrated voting power may have the effect of delaying, preventing or deterring a change in control of our Company, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might ultimately materially and adversely affect the market price of our Class A ordinary shares. Future transfers by the holders of Class B ordinary shares will result in those shares converting into Class A ordinary shares, subject to limited exceptions.

For information about our dual class structure, see the section titled “Item 10.B. Additional Information—Articles of Association—Voting Rights” and Note 12 to our Consolidated Financial Statements.

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

Our expectations for revenue and other results of operations have recently fallen below the expectations of public market analysts and investors and, as a result, the price of our Class A ordinary shares has declined significantly. If in the future we do not meet the expectations of securities analysts, if they cease to publish research or reports about our business, or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our Class A ordinary shares could decline.

The trading market for our Class A ordinary shares relies in part on the research and reports that securities analysts publish about us and our business. These analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. We do not have any control over these analysts. Our expectations for revenue and other results of operations have recently fallen below the estimates or expectations of public market analysts and investors. See “The success of our business depends on our ability to attract new customers, retain existing customers, and maintain or increase sales to those customers. We have recently experienced difficulty acquiring new customers cost-efficiently and, if this difficulty continues, our business, financial condition, and results of operations will be adversely affected.” As a result, the price of our Class A ordinary shares has declined significantly, and may decline in the future. Moreover, the price of our Class A ordinary shares could decline if one or more securities analysts downgrade our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

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

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime, increasing our regulatory and administrative burden.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. Under the current definition, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are held of record by U.S. residents and (ii) any of the following is true: (1) a majority of our directors or executive officers are U.S. citizens or residents; (2) more than 50% of our assets are located in the U.S.; or (3) our business is administered principally in the U.S. On June 4, 2025, the SEC published a Concept Release on Foreign Private Issuer Eligibility (the “Concept Release”), inviting public comment on potential amendments to the foreign private issuer definition. The Concept Release highlights possible approaches to amending the foreign private issuer definition, including updating the existing eligibility requirements, adding a foreign trading volume requirement, adding a major foreign exchange listing requirement, requiring that each foreign private issuer be incorporated in a jurisdiction that the SEC determines to have a robust regulatory and oversight framework, developing robust mutual recognition systems and adding an international cooperation arrangement requirement. If the SEC formally proposes and adopts any of the amendments discussed in the Concept Release, we may no longer continue to qualify as a foreign private issuer, even if we still meet the current definition described above. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and more than 10% shareholders will become subject to all the provisions of Section 16 of the Exchange Act, beyond the more limited share ownership and transaction reporting obligations of paragraph (a) of Section 16 of the Exchange Act that will apply to our officers and directors beginning on March 18, 2026, following the effectiveness of the Holding Foreign Insiders Accountable Act (the “HFIAA”). In addition, we will lose our ability to rely upon exemptions from certain corporate governance rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

We would be a passive foreign investment company (a “PFIC”), for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”)); or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties (unless eligible for the active rents or royalties exception, see 954(c)(2)(A) of the Internal Revenue Code and Proposed Treasury Regulations 1.1297-1(c)(1)(i)(A)), gains from the disposition of passive assets, and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets, and operations, we believe that we are not a PFIC for the year ended December 31, 2025 and do not expect to be a PFIC for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the aggregate value of our assets for purposes of the PFIC determination generally will be determined by reference to the public price of our Class A ordinary shares, which could fluctuate significantly. Accordingly, there can be no assurance that we will not be classified as a PFIC in the current taxable year or in the future. Certain adverse U.S. federal income tax consequences could apply to a United States Holder (as defined in the section titled “Item 10.E. Taxation—U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such United States Holder holds our Class A ordinary shares. United States Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our Class A ordinary shares. For further discussion, see the section titled “Item 10.E Taxation—Passive Foreign Investment Company.”

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

Certain investors, consumers, employees, and other stakeholders remain focused on corporate citizenship, climate change, and sustainability matters. From time to time, we may announce certain initiatives, including goals, regarding our focus areas, which include environmental matters, packaging, responsible sourcing, social investments, and inclusion and diversity. We could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could fail in accurately reporting our progress on such initiatives and goals. Such failures could be due to changes in our business (e.g., shifts in business among distribution channels). Moreover, the standards by which citizenship and sustainability efforts and related matters are measured are developing and evolving, and certain areas are subject to assumptions. These standards or assumptions have changed and could change in the future. For example, perspectives on corporate citizenship and sustainability matters increasingly vary across investors and other stakeholders. Some investment funds continue to focus on positive corporate citizenship and sustainability practices when making investment decisions. In other jurisdictions, the importance of corporate citizenship and sustainability practices has waned or has been the subject of backlash. As a result, companies’ corporate citizenship and sustainability practices have in recent years triggered both positive and negative engagement by investors and may continue to affect investors’ voting decisions or other actions in respect of such companies’ governance. We may have to address inconsistent regulatory requirements and stakeholder expectations across the jurisdictions in which we operate and could be criticized for the scope of any corporate citizenship and sustainability initiatives or goals or perceived as not acting responsibly in connection with these matters. Any such matters, or related corporate citizenship and sustainability matters, could lead to negative publicity and have an adverse effect on our business.

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

Our quarterly results of operations may fluctuate for a variety of reasons, many of which are beyond our control. These reasons include those described in these risk factors as well as the following:

●	our ability to effectively launch new brands and products;
●	fluctuations in the levels or quality of inventory;
●	fluctuations in capacity as we expand our operations;
●	our success in engaging existing customers and attracting new customers cost-efficiently;
●	the amount and timing of our operating expenses;
●	the timing and success of new product launches and expansion into new geographic markets;
●	the impact of competitive developments and our response to those developments;
●	our ability to manage our existing business and future growth; and
●	economic and market conditions, particularly those affecting our industry.

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

The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable consumers covered by our market opportunity estimates will purchase our products at all or generate any particular level of net revenue for us. In addition, our ability to expand in any of our target markets depends on a number of factors, including the cost, performance, and perceived value associated with our products and other skincare products. Even if the markets in which we compete meet the size estimates and growth we forecast, we expect that our business will fail to grow at historical rates in the first half of 2026, and could fail to grow at similar rates, or at all, in the future. See “The success of our business depends on our ability to attract new customers, retain existing customers, and maintain or increase sales to those customers. We have recently experienced difficulty acquiring new customers cost-efficiently and, if this difficulty continues, our business, financial condition, and results of operations will be adversely affected.” Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, forecasts of market growth we disclose should not be taken as indicative of our future growth.

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

We are actively monitoring the situation in Ukraine and will continue to assess any impact it may have on our business. Although we have no physical presence in either Ukraine or Russia, as of December 31, 2025, we had contracts with approximately 150 Ukraine-based independent entrepreneurs who provide us with software development services. Although the conflict in Ukraine has not had any material impact on our operations to date, we have no way to predict the progress or outcome of the conflict or its impacts in Ukraine, Russia or Belarus, as the conflict and any resulting government reactions, are rapidly developing and beyond our control. The extent and duration of the military action, sanctions and resulting market disruptions could be significant and could potentially have substantial impact on the global economy and our business for an unknown period of time. Any of the abovementioned factors could affect our business, financial condition and results of operations. Any such disruptions may also magnify the impact of other risks described in this Annual Report.

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

We expect these rules and regulations to make it more expensive for us to maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. In addition, some members of our management team may have limited experience managing a public company, and our management team must devote substantial attention interacting with public company analysts and investors and complying with the increasingly complex laws pertaining to public companies, which may divert attention away from the day-to-day management of our business. Increases in costs incurred or diversion of management’s attention resulting from our operations as a publicly traded company may adversely affect our business, financial condition, and results of operations.

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

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our business, financial condition, and results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our consolidated financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we are required to include in our periodic reports filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A ordinary shares. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

We are subject to the requirements of Section 404 of the Sarbanes-Oxley Act. We are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, requiring management to certify financial and other information in our annual reports and to provide an annual management report on the effectiveness of control over financial reporting and an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. As a public company, we are required to conduct an internal control evaluation and assessment. If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, including if in the future we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. Furthermore, if in the future we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. Additionally, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. As a result, the market price of our Class A ordinary shares could be negatively affected, and we could become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.

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

ODDITY’s online, direct-to-consumer business was established with a mission to transform the global beauty and wellness market through technology and entrepreneurial thinking. We have rapidly and profitably scaled since our launch of IL MAKIAGE in 2018 in the United States, and believe that today we are the world’s largest online, direct-to-consumer company in the beauty and wellness industry based on revenue.

In 2017 we secured an investment from L Catterton to support the launch of our technology platform and online business in the United States.

In 2020 we expanded our online platform to the U.K., followed by additional markets in continental Europe and Australia. Sales outside of the United States represented approximately 18% of our net revenue for the year ended December 31, 2025.

In 2021, we acquired Voyage81, a leader in computer vision, AI-driven imaging, and hyperspectral technology.

In 2022, we launched our second brand, SpoiledChild, as a multicategory wellness brand.

In 2023, we acquired Revela, a Boston-based biotechnology company pioneering pharma-grade technology to discover molecules and formulations for beauty and wellness products. With this acquisition, we established ODDITY LABS and accelerated our investment in biotech, including AI-based molecule discovery.

In 2025, we launched our third brand, METHODIQ, as a medical telehealth platform to deliver high-efficacy treatments at scale.

Capital Expenditures

See the section titled “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

General Corporate Information

ODDITY Tech Ltd. (formerly known as Il Makiage Cosmetics (2013) Ltd.) was incorporated on June 23, 2013 in Israel under the Companies Law. Our common shares have been listed on Nasdaq since July 2023.

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

Our online platform supports a portfolio of stand-alone brands and served approximately 68 million users as of December 31, 2025.

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

We believe IL MAKIAGE, our first brand, is the largest online beauty brand in the United States as measured by revenue, with growing presence overseas. SpoiledChild, our second brand, which we launched in 2022, is a multicategory wellness brand. We launched our third brand, METHODIQ, in 2025 as a medical telehealth platform to deliver high-efficacy treatments at scale, starting in dermatology. Our in-house New Ventures brand incubator has a mandate to pursue additional brands and product categories ripe for disruption, including Brand 4, which is currently in development. We believe we can drive significant growth and gain market leadership by developing additional standalone, digitally native brands for future launches.

Our business has a powerful and rare combination of scale, growth, and profitability. During the year ended December 31, 2025, we scaled to $810 million of net revenue, compared to $647 million and $509 million for the years ended December 31, 2024 and 2023, respectively. For a breakdown of our net revenue by geography, see Note 14 to our consolidated financial statements included elsewhere in this Annual Report.

Our Platform

We are powered by our vision and commitment to revolutionize the beauty and wellness industry through technological innovations and outside thinking. We have built a holistic, end-to-end customer journey, with each of our user touchpoints seeking to enhance and optimize the overall customer experience. Our integrated model aims to eliminate significant friction, bringing discovery, product matching, tutorials, purchase, and repeat engagement under a single platform. It requires significant investments in technology talent, capabilities, and products. Our distinctive approach relative to incumbents is core to our competitive advantage and ability to disrupt the market and gain market share.

●	Outsiders by Design. Disrupting a market requires outside thinking. Our organization is built by beauty industry outsiders, who come with fresh thinking, a focus on innovation, and a desire to drive continuous improvement. Our founder-led management team saw an industry ripe for disruption after observing the disconnect between online beauty discovery and offline purchasing behavior. As our name suggests, our corporate DNA values the ability to be unconstrained by historical conventions. We are uncompromising in our mission to make the first move, set the pace for the industry, take big swings, and continuously raise the bar - a wild vision combined with hard work and a hands-on approach.

●	Technology First. Our business model is centered on our in-house technology capabilities, with leading expertise in data science, machine learning, and computer vision. We operate a cutting-edge R&D and technology center in Tel Aviv that is fully integrated with our business operations in New York City, and a biotech lab in Boston. Our dedicated workforce includes in-house engineers, data scientists, computer vision experts, and product teams that comprise over 40% of our online platform headcount. Our investments in and focus on recruiting top technology talent is a key component of our strategy, and we expect our technology roadmap will define the future of beauty. We deploy AI and machine learning models across a wide range of front- and back-end operations. These include marketing and customer acquisition, product matching and recommendation, customer experience, and operations. Additionally, we use AI to support molecule discovery and product development at ODDITY LABS. Our computer vision tools support customers in their online experience. These tools allow us to identify skin conditions like acne and hyperpigmentation, track those conditions over time, and anticipate how those conditions will progress.
●	Data Drives Our Business. We deploy our technology to better understand customers and anticipate their wants and needs. Our data moat drives all aspects of our business, including revenue, product recommendations, marketing and retargeting, distribution, operations, and development of new products and brands. We bring visitors to our website, turn visitors into users by asking questions and learning about them, then leverage the data we have across the platform to convert them into paying customers and repeat customers. This data is also critical to training our collection of machine learning models which drive the user journey, across acquisition, purchase, and post purchase.
●	Superior Product Performance. Our data-centric strategy enables us to create and deliver superior products for our customers. From inception, we construct each brand by thoughtfully leveraging data and employing an exhaustive testing process with our global user base to determine product-market fit and develop ingredients and formulations. In addition to developing products with ingredients available to the broader industry, we are investing in proprietary ingredients with ODDITY LABS, our in-house biotechnology that deploys cutting edge technology, including AI-based molecule discovery, to identify and launch novel ingredients that aim to deliver superior performance and outcomes for consumers.

Our Powerhouse Brands

We build and scale digitally native prestige beauty and wellness brands with strong brand equities off of the ODDITY platform. We launched IL MAKIAGE in the United States in 2018 as an online beauty brand, SpoiledChild in 2022 as an online wellness brand, and METHODIQ in 2025 as a medical telehealth platform. We plan to launch additional brands off of our platform in the future, including Brand 4. Our product portfolio spans categories including face and complexion, skincare, haircare, bodycare, medical grade prescription and OTC products, supplements, color cosmetics, and makeup tools. These products are designed specifically for our direct-to-consumer and online customer base. Products are priced in a range of $20-$100 per item, with higher price points for the more elite performance products in our range. We have made significant R&D investments in support of developing exceptional quality beauty and wellness products that drive adoption, customer loyalty, and repeat purchasing behavior. Our in-house R&D center works directly with our third-party manufacturing partners to develop or identify the precise product formulas that best achieve our stringent data-centric performance and quality criteria.

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

Since the brand’s launch in 2018, based on our customer surveys, we believe that IL MAKIAGE has converted millions of consumers from shopping for beauty products in stores to making purchases online and disrupted the industry in the process.

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

METHODIQ

METHODIQ is a medical grade telehealth platform that delivers high-efficacy treatments at scale, starting in dermatology. We aim to help users cure their medical issues with fully customized treatments and the highest standards of care, based on precise online diagnosis and without needing to go to the doctor’s office or running the risk of getting lost in a drug store.

The user experience begins with an individualized assessment powered by a suite of computer vision and AI tools that observe visible skin features like acne and dark spots. Users receive continuous care through METHODIQ’s tracking app, which quantifies progress and delivers feedback to promote compliance and success.

METHODIQ addresses skin conditions with a breakthrough and proprietary product line that aims to maximize efficacy, minimize side effects, and deliver a best in class beauty product experience, including scent, texture, and feel.

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

We believe AI-based molecule discovery is a transformative frontier in product development for our industry, driven by the advancements of key enabling technologies including translational biology, organic chemistry, robotics, and AI. The technological approach is already widely used in the field of biotechnology for drug discovery. ODDITY LABS is deploying these capabilities to build a next-generation platform, which we believe will have distinct advantages:

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

Sales, Advertising and Marketing

Our sales, advertising and marketing capabilities represent a core and differentiated competency that is essential to the success of the ODDITY platform. We are focused on continuing to acquire new users efficiently, and building brand awareness and a demand generation engine.

We have invested heavily in building a talented in-house marketing team, while also developing proprietary technologies that enable us to build data-driven and highly personalized campaigns that can scale globally on digital platforms.

Our proprietary technologies and robust first-party database enable us to achieve cost-effective and data-driven digital marketing and user acquisition. We also design innovative marketing programs that help increase brand awareness and rely heavily on digital marketing platforms to conduct advertising campaigns.

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

We believe that our ability to compete successfully depends primarily on the following factors:

●	continuing to advance our technology platform;
●	leveraging our data and AI capabilities;
●	maintaining and attracting customers;
●	developing and launching new products and transformative brands;
●	responding to changing consumer demands in a timely manner;
●	maintaining the value and reputation of our brands;
●	attracting and retaining a team committed to innovation;
●	effectiveness of our products;
●	accessible pricing;
●	customer service; and
●	effectiveness and cost-effectiveness of our advertising and marketing strategies.

Government Regulation

Our products are subject to regulation by the FDA and the FTC in the United States, as well as various other federal, state, local and foreign regulatory authorities, including those in the EU, and other countries in which we operate. These laws and regulations principally relate to the ingredients, proper labeling, advertising, packaging, marketing, manufacture, safety, shipment and disposal of our products. None of our products to date have required FDA approval and as a result the FDA has not approved any of our products.

United States Regulation of Cosmetic Products

The Federal Food, Drug and Cosmetic Act (the “FDCA”), defines cosmetics as articles or components of articles intended for application to the human body to cleanse, beautify, promote attractiveness, or alter the appearance, with the exception of soap. The labeling of cosmetic products is subject to the requirements of the FDCA, the Fair Packaging and Labeling Act, the Poison Prevention Packaging Act and other FDA regulations. Cosmetics are not subject to pre-market approval by the FDA; however, certain ingredients, such as color additives, must be pre-approved for the specific intended use of the product and are subject to certain restrictions on their use. For example, the use of dihydroxyacetone as a color additive in self-tanning products must comply with FDA regulations that impose strict limitations on impurities.

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

Following the implementation of MoCRA in 2022, which amended the FDCA, the FDA has the authority to subject cosmetics manufacturers to more onerous obligations, including adverse event reporting and record retention requirements, safety substantiation requirements, facility registration requirements, and ingredient labeling requirements. MoCRA also granted the FDA new enforcement authorities over cosmetics, such as mandatory recall authority, and will require the FDA to establish GMPs for cosmetics. The FDA monitors compliance of cosmetic products through market surveillance and inspection of cosmetic manufacturers and distributors to ensure that the products are not manufactured under unsanitary conditions, or labeled in a false or misleading manner. Inspections also may arise from consumer or competitor complaints filed with the FDA. In the event the FDA identifies unsanitary conditions, false or misleading labeling, or any other violation of FDA regulation, the FDA may request, or a manufacturer may independently decide to conduct a recall or market withdrawal of a product or to make changes to its manufacturing processes or product formulations or labels.

We also market certain non-prescription drug products, including certain products that are intended to treat acne or be used as sunscreens, which are regulated as OTC drug products by the FDA. Certain OTC drug products are subject to regulation pursuant to the FDA’s “monographs,” which provide rules applicable to each therapeutic category of non-prescription drug, and establish conditions, such as active ingredients, uses (indications), doses, labeling, and testing procedures, under which an OTC drug within that particular category may be generally recognized as a safe and effective (“GRASE”), and therefore can be marketed without obtaining pre-market approval of a new drug application (“NDA”) or abbreviated new drug application (“ANDA”). To be legally marketed, among other things, OTC drug products marketed under an OTC monograph must be manufactured in compliance with the FDA’s GMPs for drug products, and the failure to maintain compliance with these requirements could lead to FDA enforcement action. Moreover, a failure to comply with the OTC monograph requirements could lead the FDA to determine that the drug is not GRASE, and therefore consider it to be both misbranded and an unapproved new drug, which could lead to an FDA enforcement action.

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

Although the Green Guides and Endorsement Guides do not operate directly with the force of law, they provide guidance about what the FTC generally believes the Federal Trade Commission Act (“FTC Act”) requires in the context of using “green” claims and endorsements and testimonials in advertising. Any practices inconsistent with the Green Guides and Endorsement Guides can result in violations of the FTC Act’s proscription against unfair and deceptive practices.

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

Data Privacy and Security

We collect, store, use, share, and otherwise process data, some of which contains personal information. Consequently, our business is subject to a number of foreign, federal, state, and local laws, rules, regulations and industry standards governing data privacy and security, including with respect to the collection, storage, use, transmission, sharing, protection, and other processing of personal information and other consumer data. Such laws, rules, and regulations are changing, have differing interpretations, and may be inconsistent between jurisdictions or conflict with other laws, rules or regulations, which may complicate our compliance efforts. In the United States, numerous federal and state laws, rules, and regulations, including data breach notification laws, and federal and state consumer protection laws and regulations (e.g., Section 5 of the FTC Act), that govern the collection, use, disclosure, protection, and other processing of personal information apply to our operations or the operations of our partners. For example, the CCPA, gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California consumers. Further, the CPRA significantly expands the CCPA, including by introducing additional obligations on covered companies, such as data minimization and storage limitations, and granting additional rights to consumers, such as correction of personal information and additional opt-out rights. Internationally, virtually every jurisdiction in which we operate has established its own data privacy and security legal framework with which we must comply, including but not limited to the EEA, the U.K., and Israel. For example, the GDPR and the UK GDPR impose robust obligations on controllers and processors for the collection, control, use, sharing, disclosure, and other processing of data relating to an identified or identifiable living individual (personal data) and contain documentation and accountability requirements for data protection compliance. Following the effectiveness of Amendment 13, Israel’s data protection regime imposes stricter obligations on organizations processing personal data, including enhanced transparency and accountability, while facing stricter enforcement powers and higher penalties for non-compliance.

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

Our primary trademark, IL MAKIAGE, the IL MAKIAGE logo and SpoiledChild have been registered in the United States as well as in numerous foreign jurisdictions, including the EU, the U.K. and Israel. The registrations of our trademarks are effective for varying periods of time and may be renewed periodically provided we comply with all applicable renewal requirements, including, where necessary, the continued use of the trademarks in the applicable jurisdictions in connection with certain goods and services. We may consider pursuing trademark registrations for additional marks and in additional jurisdictions if and to the extent we believe such registrations would be beneficial to our business and cost-effective.

As of December 31, 2025, we have also registered various domain names that we use in the conduct of our business, including oddity.com, ilmakiage.co.il, ilmakiage.com, spoiledchild.com and methodiq.com, as well as other brands, in numerous jurisdictions.

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

U.S. State or
Subsidiary Name	Other Jurisdiction of Incorporation or Organization
IM PRO MAKEUP NY L.P.	New York
SPOILEDCHILD INC.	Delaware
ODDITY LABS LLC	Delaware
ODDITY TECH US INC.	New York
Il MAKIAGE BEAUTY IL LTD	Israel
IL MAKIAGE GB LTD	United Kingdom
VOYAGE81 LTD	Israel
ODDITY Global LTD	United Kingdom
METHODIQ INC	Delaware
ODDITY Finance LLC	Delaware

D. Property, Plants and Equipment

Our Facilities

We lease approximately 23,674 square feet in New York, New York, where we operate our U.S. headquarters, approximately 3,825 square feet in Boston, Massachusetts, where we operate ODDITY LABS, and approximately 9,365 square feet in Tel Aviv, Israel, where we operate our corporate headquarters. We believe that our existing facilities are sufficient for our current needs. We believe that suitable additional or substitute space will be available as needed to accommodate changes in our operations.

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

Our platform supports a strong financial model that delivers a rare combination of scale, growth, and profitability. Our net revenue increased to $810 million in 2025 from $647 million and $509 million in 2024 and 2023. We achieved net income of $110.7 million, $101.5 million, and $58.5 million in 2025, 2024 and 2023, respectively. We achieved Adjusted EBITDA of $163.3 million in 2025, up from $150.5 million and $107.3 million in 2024 and 2023.

Since our initial public offering in 2023 we have maintained long-term financial targets of 20% annual revenue growth and 20% Adjusted EBITDA margin. We exceeded these targets every year as a public company, including 2025, 2024 and 2023. As previously disclosed, we have experienced a significant increase in customer acquisition costs that is adversely impacting our revenues and margins. We hope these elevated costs will eventually normalize and therefore we have not changed our long-term financial targets. However, we do not expect to achieve our long-term financial targets for so long as our customer acquisition costs remain elevated. See “Item 3.D. Key Information—Risk Factors— Risks Related to Our Business and Industry— The success of our business depends on our ability to attract new customers, retain existing customers, and maintain or increase sales to those customers. We have recently experienced difficulty acquiring new customers cost-efficiently and, if this difficulty continues, our business, financial condition, and results of operations will be adversely affected.”

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

The ODDITY Technology and Data Platform

Our business model is centered on our in-house technology capabilities, with leading expertise in data science, machine learning, and computer vision. We expect our technology roadmap, combined with our user base of approximately 68 million users and our rich, proprietary data sets, will define the future of beauty. We define a user as a visitor who has engaged with and interacted with our websites in a way that allows us to recognize their activity during a visit.

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

A Proven Brand Scaling Machine

We have an excellent track record of launching and scaling online brands, starting with IL MAKIAGE in 2018, SpoiledChild in 2022 and METHODIQ in 2025. We have additional brands in development which we are building to lead in their respective markets.

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

Expanding our Global Footprint

Our upfront investments in technology allow us to scale in new markets quickly and with limited asset intensity. We had net revenue outside of the United States of $142.1 million, $100.3 million and $94.6 million for the years ended December 31, 2025, 2024 and 2023, respectively, accounting for approximately 18%, 15% and 19% of our net revenue for the years then ended, respectively. This international penetration level is below that of our large global competitors and provides significant room for growth.

Attractive Unit Economics Dependent on Efficient Customer Acquisition and Repeat Purchases

Through our technology platform we aim to efficiently bring visitors to our website, turn visitors into users by learning about them through engagement, leverage the data we have across the platform to convert those users into paying customers, and then convert customers into repeat customers.

Through this virtuous cycle we have successfully gained share of our industry while increasing our share of customer wallet. We continue to aim to drive repeat behavior through strong customer satisfaction, improvements in data-driven personalization, product recommendations, customer service and engagement, in addition to new products and brand launches.

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

Gross Profit and Gross Margin

Gross profit is our net revenue less cost of revenue. Gross margin measures our gross profit as a percentage of net revenue. We expect that gross profit will fluctuate and continue to be affected by various factors in the future, including the timing and mix of product and brand launches, commodity prices and transportation rates, manufacturing costs, and cost efficiency efforts.

Selling, General and Administrative Expenses

Selling, general and administrative expenses primarily consist of marketing and advertising expenses, employee-related costs, including salaries, benefits, and share-based compensation, rent, software and product research and development costs, depreciation and amortization expenses, professional fees, payments processing fees, and other general expenses. We have recently incurred higher selling, general and administrative expenses due to a significant increase in our customer acquisition costs. If this trend continues, selling, general and administrative expenses will increase in absolute dollars more rapidly than they otherwise would.

Financial Income, Net

Financial income, net consists primarily of interest income on our bank deposits and marketable securities, offset by interest expense from the amortization of issuance costs related to the Exchangeable Notes, gains or losses on foreign currencies, mainly driven by liabilities denominated in currencies other than U.S. dollars, and realized gains and losses on the sale of investments.

Taxes on Income

Taxes on income mainly consist of current income taxes related to Israel and United States federal and state taxes, as well as changes in deferred tax assets and liabilities.

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

	Year Ended December 31,
	2025		2024		2023
		% of net		% of net		% of net
	(in thousands)	revenue	(in thousands)	revenue	(in thousands)	revenue
Statements of Operations Data:
Net revenue	$809,844	100%	$647,040	100.0%	$508,685	100.0%
Cost of revenue	221,138	27.3	178,718	27.6	150,456	29.6
Gross profit	588,706	72.7	468,322	72.4	358,229	70.4
Selling, general and administrative expenses	469,936	58.0	352,722	54.5	283,911	55.8
Operating income	118,770	14.7	115,600	17.9	74,318	14.6
Financial income, net	(16,935)	(2.1)	(12,306)	(1.9)	(4,283)	(0.8)
Income before taxes on income	135,705	16.8	127,906	19.8	78,601	15.4
Taxes on income	24,960	3.1	26,415	4.1	20,067	3.9
Net income	$110,745	13.7%	$101,491	15.7%	$58,534	11.5%

Comparison of Years Ended December 31, 2025 and 2024

Net Revenue

	Year Ended December 31,
	2025	2024	$ Change	% Change

	(in thousands)
Net revenue	$809,844	$647,040	$162,804	25.2%

Net revenue increased by $163 million, or 25.2%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. The increase in net revenue was driven primarily by higher order volume. The return rate of 11.0% for the year ended December 31, 2025 was in line with the return rate of 10.9% for the year ended December 31, 2024. Online direct-to-consumer net revenue generated by ODDITY through its online platform represented 97% of net revenue for the year ended December 31, 2025, compared to 95% for the year ended December 31, 2024. Other net revenue, including revenue generated in Israel mostly via retail and through marketing affiliates, represented 3% of net revenue in 2025 and 5% of net revenue in 2024.

Cost of Revenue

	Year Ended December 31,
	2025	2024	$ Change	% Change

	(in thousands)
Cost of revenue	$221,138	$178,718	$42,420	23.7%

Cost of revenue increased by $42 million, or 23.7%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. The increase in cost of revenue was primarily attributable to increased orders partially offset by supply chain efficiencies and cost improvement efforts.

Gross Profit and Gross Margin

	Year Ended December 31,
	2025	2024	$ Change	% Change

	(in thousands)
Gross profit	$588,706	$468,322	$120,384	25.7%
Gross margin	72.7%	72.4%		0.3%

Our gross profit increased by $120 million, or 25.7%, for the year ended December 31, 2025 compared to the year ended December 31, 2024 as a result of the growth in our net revenue. Our gross margin increased 0.3% to 72.7% in the year ended December 31, 2025 compared to 72.4% in the year ended December 31, 2024. Our gross margin increase was largely driven by supply chain efficiencies and cost improvement efforts.

Selling, General and Administrative Expenses

	Year Ended December 31,
	2025	2024	$ Change	% Change

	(in thousands)
Selling, general and administrative expenses	$469,936	$352,722	$117,214	33.2%

Selling, general and administrative expenses increased by $117 million, or 33.2%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. This increase was primarily due to an increase of $81 million in advertising costs to support sales growth. Selling, general and administrative expenses for the year ended December 31, 2025 were also impacted by increased investment related to growth initiatives, including ODDITY LABS and future brands. Stock-based compensation expense was $33.9 million for the year ended December 31, 2025, compared to stock-based compensation expense of $25.0 million for the year ended December 31, 2024.

Financial Income, Net

	Year Ended December 31,
	2025	2024	$ Change	% Change

	(in thousands)
Financial income, net	$(16,935)	$(12,306)	$(4,629)	37.6%

Financial income, net increased by $4.6 million, or 37.6%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. The increase was primarily attributable to interest on higher cash balances and marketable securities, partly offset by interest expense related to the amortization of issuance costs related to the Exchangeable Notes. See the section titled “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources” below.

Taxes on Income

	Year Ended December 31,
	2025	2024	$ Change	% Change

	(in thousands)
Taxes on income	$24,960	$26,415	$(1,455)	(5.5)%

Taxes on income decreased by $1.5 million, or 5.5%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. The decrease was primarily driven by a decrease in certain uncertain tax positions and a discrete tax benefit related to share-based compensation. As a result, the effective tax rate decreased to 18.4% for the year ended December 31, 2025 from 20.7% for the year ended December 31, 2024 primarily reflecting these items.

Comparison of Years Ended December 31, 2024 and 2023

Net Revenue

	Year Ended December 31,
	2024	2023	$ Change	% Change

	(in thousands)
Net revenue	$647,040	$508,685	$138,355	27.2%

Net revenue increased by $138.4 million, or 27.2%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. The increase in net revenue was driven primarily by increased orders.The return rate decreased to 10.9% for the year ended December 31, 2024 compared to 12.0% for the year ended December 31, 2023. Online direct-to-consumer net revenue generated by ODDITY through its online platform represented 95% of net revenue for the year ended December 31, 2024, compared to 94% for the year ended December 31, 2023. Other net revenue, including revenue generated in Israel and through marketing affiliates, represented 5% of net revenue in 2024 and 6% of net revenue in 2023.

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

Selling, General and Administrative Expenses

	Year Ended December 31,
	2024	2023	$ Change	% Change

	(in thousands)
Selling, general and administrative expenses	$352,722	$283,911	$68,811	24.2%

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

Financial income, net increased by $8.0 million, or 187.3%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. The increase was primarily attributable to interest on bank deposits and marketable securities. See the section titled “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources” below.

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

Non-GAAP Financial Measures

We regularly review certain non-GAAP financial measures to evaluate our business, measure our performance, identify trends, prepare financial projections and make business decisions. The information set forth below should be considered in addition to, not as a substitute for or in isolation from, our financial measures prepared in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate these measures differently or not at all, which reduces their usefulness as comparative measures. A reconciliation of the non-GAAP financial measures, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted operating income and Adjusted net income to the most directly comparable financial measures calculated in accordance with U.S. GAAP is set forth below.

	Year Ended December 31,
	2025	2024	2023

Non-GAAP Financial Measures	(in thousands)
Adjusted EBITDA	$163,348	$150,449	$107,334
Adjusted EBITDA margin	20.2%	23.3%	21.1%
Adjusted operating income	$152,661	$140,622	$98,729
Adjusted net income	$136,295	$121,345	$76,713

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

	Year Ended December 31,
	2025	2024	2023

	(in thousands)
Net Income	$110,745	$101,491	$58,534
Financial income, net	(16,935)	(12,306)	(4,283)
Taxes on income	24,960	26,415	20,067
Depreciation and amortization	10,687	9,827	8,605
Share-based compensation	33,891	25,022	24,111
Non-recurring adjustments	—	—	300
Adjusted EBITDA	$163,348	$150,449	$107,334
Net income margin	13.7%	15.7%	11.5%
Adjusted EBITDA margin	20.2%	23.3%	21.1%

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

	Year Ended December 31,
	2025	2024	2023

	(in thousands)
Operating income	$118,770	$115,600	$74,318
Share-based compensation	33,891	25,022	24,111
Non-recurring adjustments	—	—	300
Adjusted operating income	$152,661	$140,622	$98,729

Adjusted Net Income

Adjusted net income is defined as net income adjusted for the impact of share-based compensation, non-recurring adjustments, one-time tax gains/losses and the tax effect of Non-GAAP adjustments. We believe the presentation of Adjusted net income is useful because it is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe this measure is helpful in highlighting trends in our operating results, because it excludes the impact of items that are outside the control of management or not reflective of our ongoing operations and performance. However, this measure also has limitations, including that other companies (including those in our industry) may calculate adjusted net income differently or not at all, which reduces its usefulness as a comparative measure. You should not consider this measure as a substitute for or in isolation from, our financial results prepared in accordance with U.S. GAAP. We have provided below a reconciliation of Adjusted net income to net income, the most directly comparable financial measure presented in accordance with U.S. GAAP.

	Year Ended
	December 31,
	2025	2024	2023

	(in thousands)
Net income	$110,745	$101,491	$58,534
Share-based compensation	33,891	25,022	24,111
Non-recurring adjustments	—	—	300
Tax adjustments(1)	(8,341)	(5,168)	(6,232)
Adjusted net income	$136,295	$121,345	$76,713
(1)	Represents the tax impact of (a) the reconciling items above and (b) other discrete tax items.

B.	Liquidity and Capital Resources

Since inception, we have financed operations primarily through revenue from operations. As of December 31, 2025, we had $776 million of cash and cash equivalents, restricted cash, short-term deposits and marketable securities.

Indebtedness

2026 Credit Facilities

In January 2026, amendments to our existing agreements under the 2025 Credit Facilities became effective. Pursuant to these amendments, we secured aggregate credit facilities of $350 million, which provide for the drawdown of long-term loans maturing on January 14, 2031 (collectively, the “2026 Credit Facilities”). The 2026 Credit Facilities replace the 2025 Credit Facilities and are available for drawdown over a period of three years, through January 14, 2029. Borrowings under the 2026 Credit Facilities will accrue interest at a percentage rate per annum equal to SOFR + 2.7%. An annual commitment fee of 0.3% will apply to any unused portion of the 2026 Credit Facilities. The obligations of the Company under the 2026 Credit Facilities are subject to a negative pledge by the Company and are guaranteed by certain of the Company’s subsidiaries. The 2026 Credit Facilities contain customary affirmative and negative covenants, as well as a financial covenant requiring the Net Debt-to-EBITDA ratio of the Company to not exceed 4x. The 2026 Credit Facilities are governed by Israeli law.

The 2026 Credit Facilities are currently undrawn.

Exchangeable Notes

In June 2025, Oddity Finance LLC (“Oddity Finance”), one of our wholly-owned subsidiaries, completed a private offering of $600 million aggregate principal amount of 0% Exchangeable Senior Notes due 2030. The Exchangeable Notes are unsecured and fully and unconditionally guaranteed by ODDITY Tech Ltd. and IM Pro Makeup NY L.P., one of our wholly-owned subsidiaries and the direct parent of Oddity Finance. The Exchangeable Notes are scheduled to mature on June 15, 2030, unless earlier exchanged, redeemed or repurchased.

The Exchangeable Notes may be exchanged for our Class A ordinary shares at an initial exchange rate of 10.8655 Class A ordinary shares per $1,000 principal amount of Exchangeable Notes. The initial exchange rate is subject to adjustment, as provided in the Indenture. Prior to the close of business on the business day immediately preceding March 15, 2030, the Exchangeable Notes will be exchangeable at the option of the noteholders only upon the satisfaction of specified conditions and during certain periods. On or after March 15, 2030, until the close of business on the second scheduled trading day immediately preceding the maturity date, the Exchangeable Notes will be exchangeable at the option of the noteholders at any time regardless of these conditions or periods.

We may redeem for cash all or any portion of the Exchangeable Notes, at our option, on or after June 20, 2028, if the last reported sale price of our Class A ordinary shares has been at least 130% of the exchange price then in effect for at least 20 trading days (whether or not consecutive), during any 30 consecutive trading day period at a redemption price equal to 100% of the principal amount of the Exchangeable Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date. No sinking fund is provided for the Exchangeable Notes.

Subject to certain conditions and exceptions, holders of the Exchangeable Notes will have the right to require us to repurchase all or a portion of their Exchangeable Notes upon the occurrence of a fundamental change (as defined in the Indenture) at a repurchase price of 100% of their principal amount plus any accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date. In addition, following certain corporate events or if we deliver a notice of redemption with respect to the Exchangeable Notes, we will, under certain circumstances, increase the exchange rate for noteholders who elect to exchange their Exchangeable Notes in connection with any such corporate event or exchange their Exchangeable Notes called (or deemed called) for redemption in connection with such notice of redemption during the related redemption period. As of December 31, 2025, all $600 million aggregate principal amount of our Exchangeable Notes remained outstanding.

In connection with the pricing of the Exchangeable Notes and with the exercise in full by the initial purchasers of their option to purchase additional Exchangeable Notes, Oddity Finance entered into privately negotiated capped call transactions (the “Capped Call Transactions”) with certain of the initial purchasers or their respective affiliates and certain other financial institutions. The Capped Call Transactions are expected generally to reduce the potential dilution to our Class A ordinary shares upon any exchange of Exchangeable Notes and/or offset any cash payments we are required to make in excess of the principal amount of exchanged Exchangeable Notes, as the case may be, with such reduction and/or offset subject to a cap initially equal to $138.92 per Class A ordinary share and subject to certain adjustments under the terms of the Capped Call Transactions.

2025 Credit Facilities

In January 2025, we entered into credit facility agreements with a syndicate of three banks, Bank Leumi, Discount Bank and Bank Hapoalim, providing for aggregate credit facilities of up to $200 million (the “2025 Credit Facilities”). Borrowings under the 2025 Credit Facilities bore interest at a per annum rate equal to SOFR + 3.1% for borrowings of up to $130 million for a period of one year; SOFR + 2.6% for fixed revolving loans with a term of less than one year; and Prime + 0.1% for on-call borrowings denominated in NIS. An annual commitment fee of 0.29% applied to any unused portion of the 2025 Credit Facilities. The 2025 Credit Facilities replaced the 2024 Credit Facilities and were available for drawdown for a period of one year. The obligations of the Company under the 2025 Credit Facilities were subject to a negative pledge by the Company and were guaranteed by certain of the Company’s subsidiaries. The 2025 Credit Facilities contained customary affirmative and negative covenants, as well as financial covenants requiring the Company’s shareholders’ equity ratio to not fall below 20% at any time and the Company’s Net Debt-to-EBITDA ratio to not exceed 3.0x. The 2025 Credit Facilities were governed by Israeli law.

The 2025 Credit Facilities were not utilized and were replaced in full by the 2026 Credit Facilities in January 2026.

2024 Credit Facilities

In January 2024, we entered into credit facility agreements with two banks, Bank Leumi and Bank Hapoalim, providing for aggregate credit facilities of up to $100 million (the “2024 Credit Facilities”). Borrowings under the 2024 Credit Facilities bore interest at a per annum rate equal to SOFR + 2.7% for borrowings of up to $70 million for a period of one year; SOFR + 3.5% for fixed revolving loans with a term of less than one year; and Prime + 0.1% for on-call borrowings denominated in NIS. An annual commitment fee of 0.32% applied to any unused portion of the 2024 Credit Facilities. The obligations of the Company under the 2024 Credit Facilities were subject to a negative pledge by the Company and were guaranteed by certain of the Company’s subsidiaries. The 2024 Credit Facilities contained customary affirmative and negative covenants, as well as financial covenants requiring the Company’s shareholders’ equity ratio to not fall below 20% at any time and the Company’s Net Debt-to-EBITDA ratio to not exceed 3.0x. The 2025 Credit Facilities were governed by Israeli law.

The 2024 Credit Facilities were not utilized and were replaced in full by the 2025 Credit Facilities in January 2025.

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

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31
	2025	2024	2023

	(in thousands)
Cash provided by operating activities	$87,581	$137,764	$87,455
Cash (used in) provided by investing activities	(267,248)	1,352	(139,991)
Cash provided by (used in) financing activities	531,348	(127,299)	48,811
Effect of exchange rate fluctuations on cash and cash equivalents	251	(236)	(623)
Net increase (decrease) in cash, cash equivalents and restricted cash	$351,932	$11,581	$(4,348)

Operating Activities

Our largest source of operating cash is cash collected from sales of our products to our customers. Our primary uses of cash from operating activities are for marketing expenses, personnel expenses, and general and administrative expenses.

Net cash provided by operating activities decreased to $87.6 million for the year ended December 31, 2025, compared to $137.8 million for the year ended December 31, 2024, primarily due to inventory investments to support growth, inventory investments to support the launch of METHODIQ and increases in certain prepaid expenses, partially offset by increased net income. Our net cash provided by operating activities for the years ended December 31, 2025 and 2024 consisted of $110.7 million and $101.5 million of net income, adjusted for $45.1 million and $33.6 million of non-cash expenses and $(68.2) million and $2.7 million of net cash (used in) provided as a result of changes in operating assets and liabilities, respectively. For the year ended December 31, 2025, non-cash charges included principally $10.7 million of depreciation and amortization and $33.9 million of share-based compensation. For the year ended December 31, 2024, the non-cash charges included principally $9.8 million of depreciation and amortization and $25.0 million of share-based compensation. The changes in operating assets and liabilities were primarily driven by an increase in inventory and prepaid expenses and other receivables.

Net cash provided by operating activities increased to $137.8 million for the year ended December 31, 2024, compared to $87.5 million for the year ended December 31, 2023, primarily due to an increase in net revenue and higher gross margins, leading to an increase in net income adjusted for certain non-cash expenses and change in working capital. Our net cash provided by operating activities for the years ended December 31, 2024 and 2023 consisted of $101.5 million and $58.5 million of net income, adjusted for $33.6 million and $32.2 million of non-cash expenses and $2.7 million and $(3.2) million of net cash provided (used in) as a result of changes in operating assets and liabilities, respectively. For the year ended December 31, 2024, the non-cash charges included principally $9.8 million of depreciation and amortization and $25.0 million of share-based compensation. For the year ended December 31, 2023, non-cash charges included principally $8.6 million of depreciation and amortization and $24.1 million of share-based compensation. The changes in operating assets and liabilities were primarily driven by an increase in trade payables and other accounts payable, partially offset by an increase in inventory and prepaid expenses and other receivables.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2025 was $267.2 million, compared to $1.4 million provided by investing activities for the year ended December 31, 2024. The $267.2 million of net cash used in investing activities in the year ended December 31, 2025 was primarily related to a $298.9 million investment in marketable securities and $3.9 million related to capital expenditures, partially offset by a $48 million net change in short-term deposits.

Net cash provided by investing activities for the year ended December 31, 2024 was $1.4 million, compared to $140.0 million used in investing activities for the year ended December 31, 2023. The $1.4 million of net cash provided by investing activities in the year ended December 31, 2024 was primarily related to a $30.0 million net change in short-term deposits, partially offset by a $18.5 million investment in marketable securities and $3.3 million related to capital expenditures.

Financing Activities

Net cash provided by financing activities was $531.3 million for the year ended December 31, 2025, compared to $127.3 million used in financing activities for the year ended December 31, 2024. The $531.3 million of net cash provided by financing activities was primarily related to $582.5 million of net proceeds from the issuance of our Exchangeable Notes, and $12.2 million proceeds from exercise of options, partially offset by $63.4 million incurred to purchase the capped call options pursuant to the Capped Call Transactions, inclusive of related transaction costs.

Net cash used in financing activities was $127.3 million for the year ended December 31, 2024, compared to $48.8 million used in financing activities for the year ended December 31, 2023. The $127.3 million of net cash used in financing activities was primarily related to $147.3 million purchase of treasury shares, partially offset by $19.0 million proceeds from exercise of options.

Contractual Obligations

The following table summarizes our material contractual obligations as of December 31, 2025:

		Less			More
		than			than
	Total	1 Year	1 - 3 Years	3 - 5 Years	5 Years

	(in thousands)
Exchangeable Notes(1)	$600,000	$—	$—	$600,000	$—
Operating lease commitments	29,078	7,956	10,092	7,720	3,310
Severance pay obligations(2)	3,423	—	—	—	—
Total contractual obligations	$632,501	$7,956	$10,092	$607,720	$3,310
(1)	Consists of principal on our 0% Exchangeable Notes due June 15, 2030.
(2)	Severance pay obligations to our Israeli employees, as required under Israeli labor law, are payable only upon termination, retirement or death of the respective employee. See the section titled “Item 6.C. Directors, Senior Management and Employees—Board Practices—Employment and Consulting Agreements with Executive Officers.” These obligations are partially funded through accounts maintained with financial institutions and recognized as an asset on our balance sheet. Of this amount, $0.75 million is unfunded.

Other contract obligations include various non-cancelable purchase obligations and agreements with minimum spend commitments entered into in the ordinary course of business, each of which is individually immaterial.

Off-Balance Sheet Obligations

As of December 31, 2025, we had not entered into any material off-balance sheet arrangements.

Capital Expenditures

Our capital expenditures amounted to approximately $3.9 million for the year ended December 31, 2025, approximately $3.3 million for the year ended December 31, 2024 and approximately $2.1 million for the year ended December 31, 2023. Our historical capital expenditures are primarily related to expenditures associated with our headquarters, retail leasehold improvements, as well as other office expenses. We expect that cash from operating activities and financing activities will be used to meet our capital expenditure needs in the foreseeable future.

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

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers and members of our board of directors as of the date of this Annual Report:

Name	Age	Position
Executive Officers
Oran Holtzman	42	Co-Founder, Chief Executive Officer and Director
Shiran Holtzman-Erel	38	Co-Founder, Chief Product Officer and Director
Lindsay Drucker Mann	45	Global Chief Financial Officer
Niv Price	52	Chief Technology Officer
Non-Employee Directors
Michael Farello	61	Director
Lilach Payorski	52	Director
Ohad Chereshniya	47	Director
Yehoshua (Shuki) Nir	56	Director

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

Niv Price has served as our Chief Technology Officer since July 2021. Prior to joining us, Mr. Price co-founded and served as director and Chief Executive Officer of Voyage81 LTD from April 2018 until our acquisition of Voyage81 LTD in July 2021. Mr. Price also served in the Intelligence Directorate of the Israeli Defense Forces from October 1995 to December 2016. Mr. Price holds an M.Sc. in Electrical Engineering from Tel Aviv University and an M.A. in Public Administration from Harvard University.

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

Ohad Chereshniya has served as a member of our board of directors since July 2023. Mr. Chereshniya is Chief Financial Officer of Cynomi Ltd. (as of September 2025) and also serves as director of the audit committee of Itim Ensemble, an Israeli non-profit organization. Mr. Chereshniya served as the Chief Financial Officer at Elementor Ltd. from January 2020 through January 2025. He served as the Chief Financial Officer of Context Based 4casting Ltd. from July 2017 to December 2019. Prior to that, from June 2013 until May 2017, Mr. Chereshniya served as our Chief Financial Officer. Mr. Chereshniya holds an M.B.A. and a B.A. in Accounting from Tel Aviv University.

Yehoshua (Shuki) Nir has served as a member of our board of directors since July 2024. Mr. Nir is Chief Executive Officer of SolarEdge Technologies, Inc. He was formerly a director of Kornit Digital Ltd. and of Cardo Systems Ltd., as well as ironSource Ltd. Mr. Nir has held strategic and leadership roles in various tech companies, and was also the co-founder and CEO of MindEcho, Inc. He holds an M.B.A, an L.L.B. and a B.A (Accounting) from the Tel Aviv University.

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

Also, pursuant to this policy, each eligible non-employee director, and, subject to the requirements of applicable Israeli law, external director, is entitled to a grant of an annual equity award of restricted stock units (“RSUs”) that has a grant date value of $185,000 (with prorated awards made to directors who join on a date other than an annual meeting following the first annual meeting after our initial public offering), which will generally vest in full on the earlier of the day before the next annual meeting or the first anniversary of the date of grant, in each case subject to the director’s continued service on the board of directors. In the event of a change of control (as defined in the 2023 Incentive Award Plan), all outstanding equity awards held by such directors pursuant to this policy will accelerate and vest in full.

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

Aggregate Compensation of Executive Officers and Directors

The aggregate compensation recorded by us and our subsidiaries to our directors and executive officers identified in the section titled “Item 6.A. Executive Officers and Directors,” including share-based compensation expenses recorded in our financial statements, for the year ended December 31, 2025, was approximately $17.8 million. This amount includes deferred or contingent compensation accrued for such year (and excludes deferred or contingent amounts accrued for during the year ended December 31, 2024 and paid during the year ended December 31, 2025). We did not have any amounts set aside or accrued to provide pension, severance, retirement or similar benefits or expenses to our directors and executive officers as of December 31, 2025. During the year ended December 31, 2025, our directors and executive officers were granted 30,531 restricted share units under our 2023 Incentive Award Plan.

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

Covered Executives

The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2025 (the “Covered Executives”). All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2025.

●	Mr. Oran Holtzman, Co-Founder and Chief Executive Officer. Compensation expenses recorded in 2025 of $0.2 million in salary expenses and social benefits costs.
●	Ms. Shiran Holtzman-Erel, Co-Founder and Chief Product Officer. Compensation expenses recorded in 2025 of $0.3 million in salary expenses and social benefits costs.
●	Ms. Lindsay Drucker Mann, Global Chief Financial Officer. Compensation expenses recorded in 2025 of $0.8 million in salary expenses and social benefits costs.

●	Mr. Dmitri Kaplun, Chief Executive Officer, IL Makiage. Compensation expenses recorded in 2025 of $1.0 million in salary expenses and social benefits costs.
●	Mr. Niv Price, Chief Technology Officer. Compensation expenses recorded in 2025 of $0.2 million in salary expenses and social benefits costs.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy, pension fund or 401(K) fund.

During 2025, we granted our directors and executive officers 30,531 RSUs under our 2023 Incentive Award Plan. The executive officers’ equity grants were subject to a vesting schedule of one year from the date of grant. In connection with outstanding awards to our Covered Executives, we recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2025 for Mr. Oran Holtzman, Ms. Shiran Holtzman-Erel, Ms. Lindsay Drucker Mann, Mr. Dmitri Kaplun and Mr. Niv Price of $3.0 million, $2.6 million, $2.0 million, $4.1 million and $1.3 million, respectively.

All equity-based compensation grants to our Covered Executives were made in accordance with our compensation policy and were approved by our compensation committee and board of directors. Assumptions and key variables used in the calculation of such amounts are described in Note 13 to our audited consolidated financial statements included elsewhere in this Annual Report.

During the year ended December 31, 2025, we also recorded a one-time bonus expense in respect of Ms. Lindsay Drucker Mann, of $1.0 million.

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

Share Option Plans

2020 Equity Incentive Plan

The 2020 Equity Incentive Plan (the “2020 Plan”), was adopted by our board of directors on April 1, 2020. The 2020 Plan creates alignment between the compensation and benefits of the individuals and entities providing us or our affiliates services with our success and long-term shareholder value, while also creating a long-term retention vehicle. The 2020 Plan enabled us to grant equity-based awards consisting of options to purchase our Class A ordinary shares, restricted shares and RSUs, all of which are referred to as “awards.” As of December 31, 2025, RSUs and options to purchase 7,631,345 Class A ordinary shares were outstanding under the 2020 Plan. The 2020 Plan was replaced by the 2023 Incentive Award Plan on September 28, 2023, but awards outstanding as of that date will continue in full force and in accordance with the terms under which they were granted.

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

2023 Employee Share Purchase Plan

Our 2023 Employee Share Purchase Plan (the “ESPP”) was adopted by our board of directors on June 22, 2023 and is designed to allow our and our designated subsidiary’s employees to purchase Class A ordinary shares, at periodic intervals, with their accumulated payroll deductions. The ESPP consists of two components: a Section 423 component and a non-Section 423 component. As of December 31, 2025, no offerings have been made under the ESPP. We do not intend to make any offerings under the ESPP at this time.

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

Our directors who are not external directors are divided among the three classes as follows:

●	the Class I directors are Michael Farello and Yehoshua (Shuki) Nir, and their terms expire at our annual general meeting of shareholders to be held in 2027;
●	the Class II director is Shiran Holtzman-Erel, and her term expires at our annual meeting of shareholders to be held in 2028; and
●	the Class III director is Oran Holtzman, and his term expires at our annual meeting of shareholders to be held in 2026.

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

As of December 31, 2025, we had a corporate workforce of 658 individuals across our organization, compared to 489 individuals and 342 individuals as of December 31, 2024 and 2023, respectively. As of December 31, 2025, approximately 47% and 53% of this workforce was located in the United States and outside of the United States, respectively, compared to 44% and 56% and 41% and 59% as of December 31, 2024 and 2023, respectively. None of our employees are represented by labor unions, or works council or are subject to any collective bargaining agreements. Extension orders issued by the Israeli Ministry of Economy and Industry apply to us and affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses and pension rights. We have not experienced any work stoppages, and we believe that our employee relations are strong.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 6, 2026 by each person or group of affiliated persons known by us to own beneficially more than 5% of our outstanding ordinary shares, each of our executive officers and directors individually and all of our executive officers and directors as a group.

The number of ordinary shares beneficially owned by each entity, person, or director is determined in accordance with the SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which a person has sole or shared voting power or investment power, or the right to receive economic benefit of ownership, as well as any ordinary shares subject to options, warrants or other rights that are currently exercisable or exercisable within 60 days. For purposes of the table below, we deem ordinary shares subject to options, RSUs, warrants or other rights that are currently exercisable or exercisable within 60 days of December 31, 2025 to be outstanding and to be beneficially owned by the person holding the options, RSUs, or warrants for the purposes of computing the ownership and percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of outstanding ordinary shares is computed on the basis of 45,109,685 Class A ordinary shares and 11,547,000 Class B ordinary shares outstanding as of March 4, 2026.

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

As of December 31, 2025, we had 24 holders of record of our Class A ordinary shares in the U.S., holding, in the aggregate 44,589,045, or 96.9%, of our outstanding Class A ordinary shares. However, our U.S. holders of record include CEDE & CO., a nominee of The Depository Trust Company, which held 39,563,626 of our Class A ordinary shares as of December 31, 2025, and Equiniti Trust Company, LLC, which held 16,594 of our Class A ordinary shares pursuant to escrow arrangements related to the Revela Merger Agreement as of December 31, 2025. Accordingly, we believe that the shares held by CEDE & CO. and Equiniti Trust Company, LLC include Class A ordinary shares beneficially owned by U.S. holders and non-U.S. holders. There are no U.S. holders of record of our Class B ordinary shares.

Unless otherwise noted below, each shareholder’s address is 110 Greene Street, New York, New York 10012.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates within the past three years is included in the section titled “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions.”

	Shares Beneficially Owned
	Class A		Class B
	Ordinary		Ordinary		% of Voting
	Shares	%	Shares	%	Power
Name of Beneficial Owner
Principal Shareholders
L Catterton(1)	3,537,472	7.8%	—	—	2.2%
Baillie Gifford & Co(2)	7,122,641	15.8%	—	—	4.4%
FMR LLC(3)	3,090,460	6.9%	—	—	1.9%
Morgan Stanley(4)	4,692,531	10.4%	—	—	2.9%
Directors and Executive Officers
Oran Holtzman(5)	2,209,534	4.9%	11,547,000	100%	73.3%
Shiran Holtzman-Erel	—	—	—	—	—
Lindsay Drucker Mann(6)	732,107	1.6%	—	—	*
Shuki Nir(7)	4,049	*	—	—	*
Niv Price(8)	29,599	*	—	—	*
Michael Farello(9)	57,143	*	—	—	*
Lilach Payorski(10)	10,917	*	—	—	*
Ohad Chereshniya(11)	9,961	*	—	—	*
All executive officers and directors as a group (8 persons)	3,053,310	6.7%	11,547,000	100%	73.8%
*	Indicates holdings or voting of less than 1%, as applicable.
1)	Based on a Schedule 13G filing made on September 5, 2025. Consists of Class A ordinary shares beneficially owned by LCGP3 Pro Makeup, L.P. (“LCGP3”). CGP3 Managers, L.L.C. is the general partner of LCGP3 and the management of CGP3 Managers, L.L.C. is controlled by its managing members. Scott A. Dahnke and J. Michael Chu are the managing members of CGP3 Managers, L.L.C. and as such may be deemed to share voting control and investment power over such shares that are held by CGP3 Managers, L.L.C. The address of LCGP3 is 599 W. Putnam Avenue, Greenwich, CT 06830.
2)	Based on a Schedule 13G filing made on February 10, 2026. Consists of Class A ordinary shares beneficially owned by Baillie Gifford & Co. The address of Baillie Gifford & Co is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, U.K.
3)	Based on a Schedule 13G filing made on February 5, 2026. Consists of Class A ordinary shares beneficially owned by Fidelity Management & Research Company LLC, Fidelity Management Trust Company, and Strategic Advisers LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed to form a controlling group with respect to FMR LLC. The address of FMR LLC is 245 Summer Street, Boston, MA 02210.
4)	Based on a Schedule 13G filing made on March 6, 2026. Consists of Class A ordinary shares beneficially owned by Morgan Stanley and Morgan Stanley Investment Management Inc. The address of Morgan Stanley is 1585 Broadway, New York, NY 10036.
5)	Based on a Schedule 13G filing made on March 5, 2026. Consists of 1,352,450 Class A ordinary shares and 11,547,000 Class B ordinary shares held by Oran Shilo Investments LP (“Shilo”) and Oran Holtzman Ltd. (“Ltd.”), all of which are beneficially owned by Oran Holtzman, our co-founder and Chief Executive Officer. Shilo and Ltd. are controlled by Mr. Holtzman, and Mr. Holtzman has voting control and investment power over our shares that are held by Shilo and Ltd.
6)	Consists of 34,729 Class A ordinary shares and 697,378 Class A ordinary shares underlying options exercisable within 60 days of December 31, 2025.
7)	Consists of 4,049 Class A ordinary shares.
8)	Consists of 29,599 Class A ordinary shares.
9)	Consists of 57,143 Class A ordinary shares.
10)	Consists of 10,917 Class A ordinary shares.
11)	Consists of 9,961 Class A ordinary shares.

Significant Changes in Ownership

Our initial public offering on Nasdaq occurred on July 19, 2023. In connection with our initial public offering, the Company issued and sold 1,754,385 Class A ordinary shares, LCGP3 sold 5,068,969 Class A ordinary shares and Oran Holtzman sold 7,097,696 Class A ordinary shares.

During 2024 and 2025, LCGP3 sold via (i) an underwritten secondary offering, (ii) a repurchase by the Company, and (iii) multiple brokered private sales a total of 9,602,885 Class A ordinary shares, reducing its holdings to 3,537,472 Class A ordinary shares.

During 2025 and 2026, Oran Holtzman, our co-founder and Chief Executive Officer, (i) sold 5,500,000 Class A ordinary shares held by Shilo via a brokered private sale and (ii) purchased 857,084 shares now held by Ltd. via open market purchases, reducing his holdings to 2,209,534 Class A ordinary shares and 11,547,000 Class B ordinary shares.

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

Nominee and Indemnity Agreement with Catterton Management Company, L.L.C. and Michael Farello

On November 27, 2023, we entered into a Nominee and Indemnity Agreement with Catterton Management Company, L.L.C. (“Catterton Management”) as investment manager of LCGP3 and L Catterton Growth Partners III Offshore, L.P. and Michael Farello. Under the Nominee and Indemnity Agreement, Michael Farello agreed to hold any stock awards granted to him by us as compensation for his service as a member of our board of directors as nominee for Catterton Management and further agreed that any cash compensation granted to him by us for his service as a member of our board of directors be paid directly to Catterton Management. Catterton Management agreed to indemnify us and Michael Farello for all tax liabilities that may be incurred by us or Mr. Farello with respect to any cash fees or equity awards received in respect of Mr. Farello’s position as a member of the Company’s board of directors.

Registration Rights

On June 2, 2017, we entered into a registration rights agreement with Oran Shilo Investments LP and Il Makiage Investments L.P., each of which is controlled by Oran Holtzman, our co-founder and Chief Executive Officer, and LCGP3 (together, the “RRA Investors”). Based on Schedule 13G filings, there are 5,747,006 Class A ordinary shares and 11,547,000 Class B ordinary shares subject to the registration rights agreement. Our registration rights agreement entitles the RRA Investors to certain registration rights, as set forth below.

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

Letter Agreement with Cosmofill Industries Ltd.

On August 2, 2017, we signed a letter agreement with Cosmofill, certain other entities controlled by Mr. Holtzman and LCGP3. Pursuant to this side letter, LCGP3 is provided with the unilateral right to initiate a merger of Cosmofill with us at no cost to us, and Cosmofill is obligated to bear sole responsibility for all costs or expenses associated with such merger. As of the date of this Annual Report, Cosmofill is undergoing liquidation.

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

ITEM 8.FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The financial statements of the Company are set forth in the section titled “Item 18. Financial Statements” of this Annual Report.

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

In July 2024, a putative class action lawsuit titled Hoare v. Oddity Tech Ltd., et al., Case No. 1:24-cv-05037-RER, was brought by Oddity shareholder Brian Hoare in the United States District Court for the Eastern District of New York against the Company and certain of its current officers and directors. On August 22, 2024, the case was transferred to the United States District Court for the Southern District of New York, where it is currently pending as Case No. 1:24-cv-06571-MMG. On December 5, 2024, the District Court issued an order appointing Alex Gordon as Lead Plaintiff. On February 18, 2025, Lead Plaintiff and Brian Hoare (the “Plaintiffs”) filed an Amended Complaint on behalf of certain Oddity shareholders alleging that defendants made false or misleading statements and omissions of purportedly material facts, in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and Sections 11 and 15 of the Securities Act of 1933, in connection with and following the Company’s initial public offering. The Amended Complaint sought unspecified damages and an award of costs and expenses. On April 21, 2025, the Company and certain of its officers and directors (the “Defendants”) filed a Joint Motion to Dismiss the Amended Complaint. Plaintiffs subsequently filed a Second Amended Complaint on June 6, 2025, which added allegations under Sections 11 and 15 of the Securities Act of 1933 in connection with the Company’s secondary public offering of March 15, 2024. On June 26, 2025, the Defendants filed a Joint Motion to Dismiss the Second Amended Complaint. On July 28, 2025, Plaintiffs filed a brief in opposition to the Joint Motion to Dismiss the Second Amended Complaint. On August 27, 2025, the Defendants filed a reply brief in support of their Joint Motion to Dismiss the Second Amended Complaint. As of the date of this Annual Report, the Joint Motion to Dismiss the Second Amended Complaint remains pending for court decision. The Company and its officers and directors believe they have meritorious defenses and plan to continue to vigorously defend this action.

On March 12, 2026, a putative class action lawsuit titled Peters v. Oddity Tech Ltd., et al, Case No. 1:26-cv-02046, was brought by Oddity shareholder Travis Peters in the United States District Court for the Southern District of New York against the Company and certain of its current officers and directors. The complaint asserted violations of Section 10(b) and 20(a) of the Securities Exchange of 1934 and Rule 10b-5 promulgated thereunder alleging that defendants made false or misleading statements and omissions of purportedly material facts. The complaint sought unspecified damages and an award of costs and expenses. The Company intends to vigorously pursue its defenses.

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

As of December 31, 2025, there were issued and outstanding 46,028,100 Class A ordinary shares held by 31 holders of record and 11,547,000 Class B ordinary shares held by 1 holder of record (Oran Holtzman, who is our co-founder and Chief Executive Officer).

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

Voting Rights

Each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is entitled to ten votes per share. Holders of our Class A ordinary shares and Class B ordinary shares will vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders except as otherwise provided in our amended and restated articles of association or as required by applicable law. Under our amended and restated articles of association and the Companies Law, the holders of our Class B ordinary shares will only vote as a separate class under certain circumstances, including, pursuant to the Companies Law, for the purpose of approving a merger if we are the non-surviving entity of the merger, and in the following circumstances prescribed by our amended and restated articles:

●	on a proposal to convert the entire class of those shares into Class A ordinary shares on a one-for-one basis, which requires the affirmative vote of the holders of at least 60% of the outstanding Class B ordinary shares for approval;

●	distributions or recapitalizations that treat Class B ordinary shares and Class A ordinary shares differently; or
●	differing treatment to the Class B ordinary shares in a merger or similar change of control transaction.

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

In addition, all outstanding Class B ordinary shares will automatically convert on a one-for-one basis into Class A ordinary shares upon the earliest of: (i) the date specified by the affirmative vote of the holders of at least 60% of the outstanding Class B ordinary shares, voting as a single class, (ii) 5:00 p.m. New York City time on a date fixed by our board of directors that is not less than 60 days nor more than 180 days following the date that Oran Shilo Investments LP, Il Makiage Investments L.P. and Oran Holtzman, together with their permitted transferees, cease to hold an aggregate of at least 33% of the number of Class B ordinary shares held by such holders at the time of initial issuance of the Class B ordinary shares; (iii) 5:00 p.m. New York City time on a date fixed by our board of directors that is not less than 60 days nor more than 180 days following the death of Oran Holtzman; and (iv) the seven-year anniversary of the closing date of our initial public offering.

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

Pursuant to the Companies Law, the amount of a dividend, or, with certain exceptions, a repurchase of shares is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements (less the amount of previously distributed dividends and share repurchases, if not reduced from the earnings), provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, then we may distribute dividends or, with certain exceptions, repurchase shares, only with court approval. In each case, we are only permitted to distribute a dividend or repurchase shares if our board of directors and, if applicable, the court determines that there is no reasonable concern that payment of the dividend or share repurchase will prevent us from satisfying our existing and foreseeable obligations as they become due.

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

Transfer Agent and Registrar

The transfer agent and registrar for our Class A ordinary shares and Class B ordinary shares is Equiniti Trust Company, LLC. Its address is 28 Liberty Street, Floor 53, New York, NY 10005.

C.	Material Contracts

Below are the material contracts to which the Company or its subsidiaries have been a party within the two years immediately preceding this Annual Report, other than material contracts entered into in the ordinary course of business.

See the following subsections of the section titled “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness”:

●	“—2026 Credit Facilities.”
●	“—Exchangeable Notes.”
●	“—2025 Credit Facilities.”
●	“—2024 Credit Facilities.”

See the following subsections of the section titled “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions”:

●	“—Repurchase Agreement with LCGP3.”
●	“—Registration Rights.”

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

Taxation of Non-Israeli Resident Shareholders

Capital Gains Tax

Israeli capital gains tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. Israeli tax law distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25% and potentially a 3% or 5% surtax, as discussed below. However, if the shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30% and potentially a 3% or 5% surtax, as discussed below. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person regarding the material affairs of the company on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. In addition, if an individual claims a deduction for real interest expenses and linkage differentials related to the capital gain generated, the capital gain realized from the sale of securities will be subject to tax at a rate of 30%. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate, currently at a rate of 23%.

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

Taxation on Receipt of Dividends

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, and for non-Israeli individuals, potentially a 3% or 5% surtax, as discussed below, which tax will be withheld at source, unless relief is provided in an applicable tax treaty between Israel and the shareholder’s country of residence. However, if the shareholder who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding 12-month period, the applicable tax rate will be 30%, with a potential additional 3% or 5% surtax. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not).

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

Surtax

Individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident, and with respect to a non-Israeli resident, subject to tax treaties not otherwise limiting the applicable tax rate to such non-Israeli resident) are also subject to an additional surtax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding a certain threshold (currently, NIS 721,560 for 2025 through 2027, which amount is linked to the annual change in the Israeli consumer price index (the “Threshold Amount”)).

Pursuant to legislation effective as of January 1, 2025, an additional 2% excess tax will be imposed on “Capital-Sourced Income” (defined as income from any source other than employment income, business income or income from “personal effort”), provided that the individual’s Capital Sourced-Income exceeds the Threshold Amount. This additional excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

Passive Foreign Investment Company

We would be a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets, and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets, and operations, we believe that we are not a PFIC for the year ended December 31, 2025, and do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the aggregate value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our Class A ordinary shares, which could fluctuate significantly. In addition, it is possible that the IRS may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we were not a PFIC for the year ended December 31, 2025, or will not be classified as a PFIC for the current taxable year or in the future. Certain adverse United States federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds our Class A ordinary shares. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds our Class A ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. As a foreign private issuer, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are currently exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities (though they will be subject to the reporting requirements of Section 16(a) of the Exchange Act starting on March 18, 2026 following the effectiveness of the HFIAA). Moreover, while we expect to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act.

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

Interest Rate Risk

At December 31, 2025, we had no outstanding borrowings under our credit facilities. However, if we borrow under our credit facilities, the borrowings will bear interest at a variable rate under the terms of the credit facilities; therefore, we may be exposed to market risks relating to changes in interest rates on such borrowings. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

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

For the period from the effective date of the registration statement to December 31, 2025, we did not use any of the net proceeds from our initial public offering. As of the date of this Annual Report, there have been no material changes in the use of proceeds as disclosed in the registration statement for our initial public offering.

ITEM 15.CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As of December 31, 2025, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2025, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms, and that such information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In conducting its assessment of internal control over financial reporting, management used the framework and criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (the 2013 Framework) as of the end of the period covered by this Annual Report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by EY.

	For the Year Ended	For the Year Ended
	December 31, 2025	December 31, 2024

	(in thousands)
Audit Fees	1,700	1,208
Tax Fees	476	171
All Other Fees	—	59
Total	$2,176	$1,438

Audit Fees

Audit fees for the years ended December 31, 2025 and 2024 include fees and related expenses for our annual audit of our financial statements, including the integrated audit of internal control over financial reporting, review of our quarterly financial results, audit services provided in connection with statutory filings, services provided in connection with comfort letters and consents, and review of documents filed with the SEC.

Tax Fees

Tax fees for the years ended December 31, 2025 and 2024 were related to tax compliance, tax planning, ongoing tax advisory, tax advice, tax planning, and tax consulting associated with international transfer pricing.

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

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table presents repurchases of our Class A ordinary shares made by us during the fiscal year ended December 31, 2025.

				Maximum dollar
				value of Class A
			Total number of	ordinary shares yet
			Class A ordinary	to be purchased
	Number of Class A	Average price paid	shares purchased as	under the
	ordinary shares	per Class A	part of our publicly	programs
	purchased	ordinary share	announced programs	(in thousands)(1)
Jan-25	—	$—	—	$102,716
Feb-25	—	—	—	102,716
Mar-25	—	—	—	102,716
Apr-25	—	—	—	102,716
May-25	—	—	—	102,716
Jun-25	—	—	—	102,716
Jul-25	—	—	—	102,716
Aug-25	—	—	—	102,716
Sep-25	—	—	—	102,716
Oct-25	—	—	—	102,716
Nov-25	—	—	—	102,716
Dec-25	—	—	—	102,716
Total	—	—	—	102,716
1)	On June 7, 2024, we announced that our board of directors had approved a share buyback program authorizing the repurchase on the open market of a maximum of $150 million of our Class A ordinary shares (the “2024 Buyback Plan”), subject to market conditions, legal and regulatory constraints, the terms of the 2024 Buyback Plan, and other strategic priorities. On March 12, 2026, we announced that our board of directors had approved a share buyback program authorizing the repurchase of a maximum of $200 million of our Class A ordinary shares (the “2026 Buyback Plan”), subject to market conditions, legal and regulatory constraints, the terms of the 2026 Buyback Plan, and other strategic priorities. The 2026 Buyback Plan replaced and superseded the 2024 Buyback Plan. The 2026 Buyback Plan will expire on March 31, 2029 or once the allocated funds have been fully deployed, subject to any future modifications by our board of directors.

Subsequent to December 31, 2025 through March 13, 2026, we repurchased approximately $49.7 million of Class A ordinary shares pursuant to the 2024 Buyback Plan and approximately $5.1 million of Class A ordinary shares pursuant to the 2026 Buyback Plan.

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

Because Oddity is a foreign private issuer, its directors and officers are not currently subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act (though they will be subject to the reporting requirements of Section 16(a) of the Exchange Act starting on March 18, 2026 following the effectiveness of the HFIAA). However, they are and will remain subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

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

Our cybersecurity risk management and strategy processes are overseen by leaders from our Information Security, Technology and Legal teams. These individuals are informed about, and monitor the prevention, mitigation, detection and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above, including the operation of our incident response plan, and report to the Audit Committee on any appropriate items. The key management committee responsible for assessing and managing material risks from cybersecurity threats is the Security and Privacy Committee, which includes among others, Niv Price (Chief Technology Officer) and Dr. Omer Shwartz (Vice President of Information Security). Before joining Oddity, Mr. Price co-founded and served as director and Chief Executive Officer of Voyage81 and prior to that served for over 20 years in the Intelligence Directorate of the Israeli Defense Forces in various technological and managerial positions. Mr. Price holds an M.Sc. in Electrical Engineering from Tel Aviv University and a Masters in Public Administration from Harvard University. Dr. Shwartz holds a PhD in Information Systems Engineering and Cybersecurity and has over 13 years of industry experience.

Upon receiving an alert regarding a potential cybersecurity threat or incident in the Security Operations Center, the Vice President of Information Security is notified to coordinate the investigation and disseminate the information to the appropriate teams. Based on the alert’s severity, the Vice President may either monitor its resolution closely or escalate the situation by declaring a security incident and activating the incident response protocol, including appropriate escalation to senior management and the Audit Committee as appropriate. Despite our efforts to prevent, detect, mitigate, and remediate cybersecurity incidents, complete protection in the field of cybersecurity cannot be guaranteed and we can make no assurances that we have not experienced an undetected cybersecurity incident, including an incident that may have been material. For more information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Data Privacy and Security, Information Technology, and Intellectual Property—If sensitive or personal information about our customers is disclosed, or if we or our third-party service providers are subject to real or perceived cyberattacks or other security incidents, our customers may curtail use of our website, we may be exposed to liability and our reputation could suffer.”

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18 of this Annual Report.

ITEM 18.FINANCIAL STATEMENTS

The Company’s financial statements are filed as part of this Annual Report beginning on page F-1.

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
4.11#

Agreement and Plan of Mergers, dated April 4, 2023, by and among ODDITY Labs, LLC, Revela Inc., IM Pro Makeup NY L.P., IM Pro Makeup NY Merger Sub, Inc. and Evan Zhao, as representative (incorporated by reference to Exhibit 10.12 to the Form F-1 filed on June 23, 2023 (File no. 333-272890)).

4.12†

Nominee and Indemnity Agreement, dated November 27, 2023, by and among ODDITY Tech Ltd., Catterton Management Company, L.L.C. and Michael Farello (incorporated by reference to Exhibit 4.14 to the Form 20-F filed on March 6, 2024 (File no. 001-41745)).

4.13

Repurchase Agreement, dated November 12, 2024, by and among ODDITY Tech Ltd. and LCGP3 Pro Makeup, L.P. (incorporated by reference to Exhibit 4.15 to the Form 20-F filed on February 25, 2025 (File no. 001-41745)).

4.14

Indenture, dated June 12, 2025, by and among Oddity Finance LLC, ODDITY Tech Ltd., IM Pro Makeup NY L.P. and U.S. Bank Trust Company, National Association (incorporated by reference to Exhibit 4.1 to the Form 6-K filed on June 13, 2025 (File no. 001-41745)).

4.15

English Translation of Letter of Approval for 2025 Credit Facility, dated January 30, 2025, by and among Oddity Tech Ltd. and Bank Leumi (incorporated by reference to Exhibit 4.16 to the Form 20-F filed on February 25, 2025 (File no. 001-41745)).

4.16*	English Translation of Amendment to Letter of Approval for 2026 Credit Facility, dated January 15, 2026, by and among Oddity Tech Ltd. and Bank Leumi.
4.17*	Letter of Approval for 2026 Credit Facility, dated December 31, 2025, by and among Oddity Tech Ltd. and Bank Hapoalim.
4.18*	Application for Allocation of Rollover Credit Facility for 2026 Credit Facility, dated December 31, 2025, by and among Oddity Tech Ltd. and Bank Hapoalim.
4.19*	Application for Allocation of Foreign Currency Overdraft Facility for 2026 Credit Facility, dated December 31, 2025, by and among Oddity Tech Ltd. and Bank Hapoalim.
4.20

English Translation of Credit Agreement for 2025 Credit Facility, dated January 30, 2025, by and among Oddity Tech Ltd. and Bank Discount (incorporated by reference to Exhibit 4.19 to the Form 20-F filed on February 25, 2025 (File no. 001-41745)).

4.21*	English Translation of Amendment to Credit Agreement for 2026 Credit Facility, dated December 31, 2025, by and among Oddity Tech Ltd. and Bank Discount.
8.1*	List of subsidiaries of Oddity Tech Ltd.
11.1*	Insider Trading Compliance Policy and Procedures.
12.1*	Rule 13a-14(a)/15d-14(a) - Section 302 - Certification of Chief Executive Officer.
12.2*	Rule 13a-14(a)/15d-14(a) - Section 302 - Certification of Chief Financial Officer.
13.1*	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Executive Officer.
13.2*	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Financial Officer.
15.1*	Consent of Kost Forer Gabbay & Kasierer, an independent registered public accounting firm.
97.1	Policy for Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Form 20-F filed on March 6, 2024 (File no. 001-41745)).
101.INS	Inline XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).
*	Filed herewith.
†	Indicates a management contract or compensatory plan.
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

ODDITY TECH LTD.

March 17, 2026	By:	/s/ Oran Holtzman
Name: Oran Holtzman
Title: Chief Executive Officer

ODDITY TECH LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

- - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

ODDITY TECH LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Oddity Tech Ltd. and its subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, Redeemable A shares and shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 17, 2026, expressed an unqualified opinion thereon.

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

We have served as the Company’s auditor since 2020.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 17, 2026	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

ODDITY TECH LTD.

Opinion on Internal Control over Financial Reporting

We have audited Oddity Tech Ltd. and its subsidiaries’ internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Oddity Tech Ltd. and its subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, Redeemable A shares and shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes, and our report dated March 17, 2026, expressed an unqualified opinion thereon.

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

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 17, 2026	A Member of Ernst & Young Global

ODDITY TECH LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$402,209	$50,340
Short-term deposits	—	48,000
Marketable securities	11,170	1,880
Trade receivables	16,902	9,188
Inventories	135,181	99,810
Prepaid expenses and other current assets	36,336	14,151
Total current assets	601,798	223,369
LONG-TERM ASSETS:
Marketable securities	362,571	68,831
Property, plant and equipment, net	10,864	9,817
Deferred tax asset, net	27,693	8,786
Intangible assets, net	43,582	36,458
Goodwill	64,904	64,904
Operating lease right-of-use assets	22,311	23,567
Other assets	4,069	3,150
Total long-term assets	535,994	215,513
Total assets	$1,137,792	$438,882

The accompanying notes are an integral part of the consolidated financial statements.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except for number of shares and par value)

	December 31,
	2025	2024
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$75,957	$79,130
Other accounts payable and accrued expenses	32,869	38,566
Operating lease liabilities, current	6,002	7,106
Total current liabilities	114,828	124,802
LONG-TERM LIABILITIES:
Operating lease liabilities, non-current	17,463	15,604
Exchangeable Notes, net	584,368	—
Other long-term liabilities	24,638	16,172
Total liabilities	741,297	156,578
COMMITMENTS AND CONTINGENCIES (Note 10)
SHAREHOLDERS’ EQUITY:
Class A Ordinary shares of NIS 0.001 par value each – Authorized: 200,000,000 shares at December 31, 2025 and 2024; Issued and outstanding: 46,028,100 and 44,281,291 shares at December 31, 2025 and 2024, respectively	15	14
Class B Ordinary shares of NIS 0.001 par value each – Authorized: 40,000,000 and 40,000,000 shares at December 31, 2025 and 2024 respectively; Issued and outstanding: 11,547,000 shares at December 31, 2025 and 2024	3	3
Additional paid-in capital	77,571	76,912
Accumulated other comprehensive income	4,892	2,106
Retained earnings	314,014	203,269
Total shareholders’ equity	396,495	282,304
Total liabilities and shareholders’ equity	$1,137,792	$438,882

The accompanying notes are an integral part of the consolidated financial statements.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended
	December 31,
	2025	2024	2023
Net revenue	$809,844	$647,040	$508,685
Cost of revenue	221,138	178,718	150,456
Gross profit	588,706	468,322	358,229
Selling, general and administrative	469,936	352,722	283,911
Operating income	118,770	115,600	74,318
Financial income, net	(16,935)	(12,306)	(4,283)
Income before taxes on income	135,705	127,906	78,601
Taxes on income	24,960	26,415	20,067
Net income	$110,745	$101,491	$58,534
Earnings per share attributable to Class A and Class B Ordinary and Redeemable A shareholders:
Basic	1.95	1.77	1.06

Diluted	1.80	1.64	1.00

The accompanying notes are an integral part of the consolidated financial statements.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended
	December 31,
	2025	2024	2023

Net income	$110,745	$101,491	$58,534
Other comprehensive income:
Change in unrealized gains on marketable securities:
Unrealized (loss) gains arising during the period, net of tax	4,095	(590)	664
Gains reclassified into earnings, net of tax	(1,309)	294	—
Other comprehensive income, net of tax	$2,786	$(296)	$664
Comprehensive income	$113,531	$101,195	$59,198

The accompanying notes are an integral part of the consolidated financial statements.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

STATEMENTS OF REDEEMABLE A SHARES AND SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except for number of shares)

									Accumulated
							Additional		other	Total
	Redeemable A shares		Class A Ordinary shares		Class B Ordinary shares		paid-in	Retained	comprehensive	shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	earnings	income	equity
Balance as of January 1, 2023 (**)	983,861	$12,275	38,384,577	$12	14,022,549	$4	$53,707	$43,244	$1,738	$98,705
Issuance of Class A Ordinary shares in connection with business combination	—	—	1,313,847	(*)	—	—	34,895	—	—	34,895
Issuance of Class A Ordinary shares in connection with Initial Public Offering, net	—	—	1,754,385	1	—	—	50,298	—	—	50,299
Issuance of Class A Ordinary shares in connection with digital securities conversion	—	—	23,142	(*)	—	—	810	—	—	810
Conversion of Redeemable A shares	(983,861)	(12,275)	983,861	(*)	—	—	12,275	—	—	12,275
Conversion of Class B Ordinary shares to Class A Ordinary shares.	—	—	2,503,183	1	(2,503,183)	(1)	—	—	—	—
Exercise of options and vesting of RSUs	—	—	356,680	(*)	27,634	(*)	1,747	—	—	1,747
Share based compensation	—	—	—	—	—	—	25,178	—	—	25,178
Other comprehensive income	—	—	—	—	—	—	—	—	664	664
Net income	—	—	—	—	—	—	—	58,534	—	58,534
Balance as of December 31, 2023	—	—	45,319,675	14	11,547,000	3	178,910	101,778	2,402	283,107

Repurchase and retirement of common stock	—	—	(3,606,419)	(1)	—	—	(147,282)	—	—	(147,283)
Exercise of options and vesting of RSUs	—	—	2,568,035	1	—	—	19,008	—	—	19,009
Share based compensation	—	—	—	—	—	—	26,276	—	—	26,276
Other comprehensive income	—	—	—	—	—	—	—	—	(296)	(296)
Net income	—	—	—	—	—	—	—	101,491	—	101,491
Balance as of December 31, 2024	—	—	44,281,291	14	11,547,000	3	76,912	203,269	2,106	282,304

Purchase of capped call transaction, net of tax	—	—	—	—	—	—	(48,146)	—	—	(48,146)
Exercise of options and vesting of RSUs	—	—	1,746,809	1	—	—	12,242	—	—	12,243
Share based compensation	—	—	—	—	—	—	36,563	—	—	36,563
Other comprehensive income	—	—	—	—	—	—	—	—	2,786	2,786
Net income	—	—	—	—	—	—	—	110,745	—	110,745
Balance as of December 31, 2025	—	$—	46,028,100	$15	11,547,000	$3	$77,571	$314,014	$4,892	$396,495
(*)	Represents an amount lower than $1.
(**)	Adjusted for the issuance of Class B and additional Redeemable A shares and for the share split effected by way of issuance of bonus shares (refer to Note 12).

The accompanying notes are an integral part of the consolidated financial statements.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended
	December 31,
	2025	2024	2023
Cash flows from operating activities:
Net income	$110,745	$101,491	$58,534
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,687	9,827	8,605
Share-based compensation	33,891	25,022	24,111
Accretion of discount of marketable securities, net	(2,157)	(1,304)	(547)
Amortization of debt issuance costs	1,912	—	—
Deferred income taxes	(4,265)	(4,350)	(1,256)
Decrease (increase) in trade receivable	(7,715)	728	(2,340)
Increase in prepaid expenses and other receivables	(18,169)	(1,857)	(4,299)
Increase in inventories	(35,370)	(15,704)	(13,599)
(Decrease) increase in trade payables	(3,173)	23,248	9,278
(Decrease) increase in other accounts payable and accrued expenses and other long-term liabilities	(1,688)	2	8,654
Change in operating lease right-of-use assets	7,938	6,300	4,618
Change in operating lease liability	(5,776)	(5,712)	(4,349)
Other	721	73	45
Net cash provided by operating activities	87,581	137,764	87,455
Cash flows from investing activities:
Purchase of property, plant and equipment	(3,936)	(3,270)	(2,101)
Capitalization of software development costs and investment in other intangible assets	(12,250)	(6,332)	(3,705)
Investment in marketable securities	(336,167)	(59,710)	(50,012)
Proceeds from sales of marketable securities	27,118	36,277	—
Proceeds from maturities of marketable securities	10,137	4,939	—
Proceeds from maturities of short-term deposits	48,000	87,189	38,000
Investment in short-term deposits	—	(57,189)	(98,000)
Acquisition of businesses, net of cash acquired	—	—	(23,173)
Other investing activities	(150)	(552)	(1,000)
Net cash (used in) provided by investing activities	(267,248)	1,352	(139,991)
Cash flows from financing activities:
Proceeds from issuance of exchangeable notes, net of issuance costs	582,456	—	—
Purchase of capped calls	(63,350)	—	—
Proceeds from exercise of options	12,242	19,009	1,747
Repurchase and retirement of common stock	—	(147,283)	—
Repayment of loans and borrowings	—	—	(4,313)
Proceeds from Initial Public Offering, net of issuance costs	—	(303)	53,006
Tax withholding in connection with employees’ exercises of share options and vested RSUs	—	2,907	—
Other financing activities	—	(1,629)	(1,629)
Net cash provided by (used in) financing activities	531,348	(127,299)	48,811
Effect of exchange rate fluctuations on cash and cash equivalents	251	(236)	(623)
Net increase (decrease) in cash, cash equivalents and restricted cash	351,932	11,581	(4,348)
Cash, cash equivalents and restricted cash at the beginning of the year	50,347	38,766	43,114
Cash, cash equivalents and restricted cash at the end of the year	$402,279	$50,347	$38,766
Components of cash, cash equivalents, and restricted cash:
Cash and cash equivalents	$402,209	$50,340	$36,538
Restricted cash included within prepaid expenses and other current assets	70	7	2,228
Total cash, cash equivalents and restricted cash	$402,279	$50,347	$38,766
Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$—	$—	$(73)
Cash paid during the year for income tax	$(28,240)	$(35,698)	$(11,228)
Supplemental disclosures of non-cash investing and financing activities:
Offering costs accrued but not yet paid	—	—	2,100
Issuance of shares in connection with business combination	$—	—	$34,895
Conversion of Redeemable A shares and digital securities into Class A Ordinary shares upon Initial Public Offering	$—	—	$13,085
Share-based compensation capitalized as part of capitalization of software development costs	$2,672	$1,254	$1,067
Lease liabilities arising from obtaining right-of-use assets	$6,531	$15,908	$4,667

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

c.Financial statements in U.S. dollars:

The functional currency for the Company and its subsidiaries is the U.S. dollar (the “functional currency”), determined based on the primary economic environment in which the companies operate. Accordingly, transactions denominated in currencies other than the functional currency are re-measured to the functional currency in accordance with ASC No. 830, “Foreign Currency Matters”. All transaction gains and losses from the re-measured monetary balance sheet items are reflected in the statements of income as financial income or expenses, as appropriate.

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

Restricted cash consists of deposits used as security for the Company’s credit cards and lease agreements.

f.	Short-term deposits:

Short-term deposits are deposits with an original maturity of more than three months but less than one year from the date of purchase. Accrued interest on deposits is classified as other current assets. As of December 31, 2024, the majority of the Company’s bank deposits were denominated in U.S. dollars.

g.	Trade receivables:

The Company records trade receivables for amounts invoiced. The Company makes estimates of expected credit losses based upon its assessment of various factors, including historical experience, the age of the trade receivable balances, and other factors that may affect its ability to collect from customers. The estimated credit loss allowance is recorded as general and administrative expenses on the Company’s consolidated statements of income. For the years ended December 31, 2025, 2024 and 2023 credit losses were immaterial.

h.Marketable securities:

The Company accounts for investments in marketable debt securities in accordance with ASC No. 320, “Investments - Debt Securities”. The Company determines the appropriate classification of its investments at the time of purchase and reevaluates such designation at each balance sheet date. The Company classifies all of its marketable debt securities as available-for-sale as the Company may sell these securities at any time for use in its current operations or for other purposes, even prior to maturity. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive income (loss) in shareholders’ equity.

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

For debt securities in an unrealized loss position, the Company determines whether a credit loss exists. The credit loss is estimated by considering available information relevant to the collectability of the security and information about past events, current conditions, and reasonable and supportable forecasts. Any credit loss is recorded as a charge to financial income, net, not to exceed the amount of the unrealized loss. Unrealized losses other than the credit loss are recognized in other comprehensive income. If the Company has an intent to sell, or if it is more likely than not that it will be required to sell a debt security in an unrealized loss position before recovery of its amortized cost basis, the Company will write down the security to its fair value and record the corresponding charge as a component of financial income, net.

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

The Company did not recognize an allowance for credit losses on marketable securities as the expected losses were not material for the years ended December 31, 2025 and 2024.

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

j.Inventories:

Inventory costs include costs incurred to bring inventory to its current condition, including materials, manufacturing costs, inbound freight, duties and other costs. The Company values its inventory at cost, using an average costing method. Net realizable value is estimated based upon assumptions made about future demand and market conditions. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, a charge to cost of revenue is recorded to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of revenue in the period in which such a determination was made. The adjustments for excess and obsolete inventory, which is presented as a reduction to inventory, were immaterial as of December 31, 2025 and 2024.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company purchases components from a variety of suppliers and uses several contract manufacturers to provide manufacturing services for its products. In the ordinary course of business, to manage manufacturing lead times and help ensure adequate supply, the Company enters into agreements with contract manufacturers and suppliers for certain components, which give rise to non-cancellable purchase commitments based on forecasted customer demand. If the Company reduces these commitments, it may incur additional costs. While the Company generally sources from multiple suppliers, certain component materials are obtained from single suppliers. The loss of any such supplier, or material shortages or disruptions in the supply of raw materials or finished products, could adversely affect the Company’s business, financial condition, and results of operations.

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

Long-lived assets held and used by the Company are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured as the amount of which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2025, 2024 and 2023, no impairment was identified.

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

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Significant estimates in valuing certain intangible assets include but are not limited to future expected cash flows from acquired technology from a market participant perspective, useful lives and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

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

The Company may elect to bypass the qualitative assessment and proceed directly to perform a quantitative analysis. Under the quantitative impairment test, if the carrying amount of the Company’s reporting unit exceeds its fair value, the Company will recognize an impairment loss in an amount equal to that excess but limited to the total amount of goodwill.

During the years ended December 31, 2025, 2024 and 2023, no impairment of goodwill has been identified.

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

During the years ended December 31, 2025, 2024 and 2023, the Company capitalized $13,768, $5,987 and $4,585 of website and software development costs, respectively.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.Intangible assets:

Intangible assets are amortized over their estimated useful lives using the straight-line method, at the following annual period ranges:

Years
Internal-use software	3 – 5
Technology	3 – 10
Other intangibles	5 – 20

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

The Company performs ongoing credit evaluations of its customers and records allowance for credit losses accounts to the extent that the amount is not collectible. For each of the years ended December 31, 2025, 2024 and 2023 there was no individual customer that accounted for 10% or more of the Company’s revenue.

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

s.Defined benefit plan:

U.S. subsidiary:

The U.S. subsidiary has a defined benefit plan (the “Benefit Plan”) under the provisions of Section 401(k) of the Internal Revenue Code (the “Code”), which covers eligible U.S. employees as they are defined in the Benefit Plan. Participants may elect to contribute up to a maximum amount as prescribed by the Code. The U.S. subsidiary, at its discretion, makes matching contributions of up to 4% of the participant’s compensation. During the years ended December 31, 2025, 2024 and 2023, the expenses were immaterial.

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

The Company elected to not recognize a lease liability and a right-of-use (“ROU”) asset for leases with a term of 12 months or less. The Company also elected the practical expedient to not separate lease and non-lease components for its leases.

Operating leases are included in operating lease ROU assets, operating lease liabilities, current, and operating lease liabilities, non-current on the consolidated balance sheets.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.Revenue recognition:

The Company recognizes revenue in accordance with ASC No. 606, “Revenue from Contracts with Customers” (“ASC 606”). Under ASC 606, the Company recognizes revenue when its customers obtain control of promised goods or services in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. Payment terms are short term in nature.

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

The Company derives its revenue primarily from the sale of beauty and wellness products through its online direct-to-consumer model based on its proprietary technology. The Company’s products are generally distinct and accounted for as separate performance obligations as the customers can benefit from the products on their own and the products are separately identifiable. The Company allocates the transaction price based on stand-alone selling prices. The stand-alone selling prices are determined based on the prices at which the Company separately sells its products. Revenue is recognized when the control of the products is transferred to the customer, which is when the products are shipped to the customer. The Company also offers a “Try Before You Buy” program, which allows some of its customers to order certain products and pay for the products after the trial period ends. Under ASC 606 the Company recognizes revenue for orders placed under the program when the trial period lapses.

The Company recognizes revenue in an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer, net of promotional discounts and estimated product returns. Sales and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. The Company has elected to apply the practical expedient such that it does not evaluate payment terms of one year or less for the existence of a significant financing component. Shipping fees charged to customers are reported within revenue when the related performance obligation is satisfied.

The Company accounts for shipping and handling costs as fulfillment costs which are classified as part of cost of revenue.

The Company records a reserve for estimated product returns in each reporting period. This reserve is calculated using historical return trends and current expectations and is recorded within other accounts payable and accrued expenses. Any difference between the actual returns and previous estimates is adjusted in the period in which such returns occur. The sales refund reserve as of December 31, 2025, 2024 and 2023, was immaterial.

Deferred revenue is recorded when payments are received or due in advance of shipping the products and is recognized when the products are shipped. Deferred revenue primarily relates to prepayments of prepaid annual plan. Deferred revenue is expected to be recognized within the twelve-month period when the performance obligation is satisfied.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During the year ended December 31, 2025, the Company recognized the revenue that was included in the current deferred revenues balance at the beginning of the period.

The Company elected to not disclose information about remaining performance obligations that have original expected durations of one year or less.

v.Cost of revenue:

Cost of revenue consists principally of the costs of procuring the Company’s products, including the amounts invoiced by third-party contract manufacturers and suppliers for inventory, as well as inbound and outbound shipping costs, duties and other related costs and inventory write-offs. Cost of revenue also includes third-party fulfillment costs, warehousing, depreciation and amortization and packaging costs.

w.Operating expenses:

Selling, general and administrative expenses primarily consist of marketing and advertising expenses, employee-related costs including salaries, benefits and share-based compensation, rent, software and product research and development costs, depreciation and amortization expenses, professional fees, payment processing fees and other general expenses.

Advertising costs are expensed as incurred and were $245,741, $164,370 and $125,625 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

The Company recognizes compensation expenses for the value of its awards granted based on the straight-line attribution method over the requisite service period of each of the awards. For performance-based awards, share-based compensation expense is recognized using the accelerated method when the achievement of each individual performance milestone becomes probable. For stock awards with a vesting schedule based on time vesting and market conditions, share-based compensation expense are recognized using the accelerated method.

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

z.Basic and diluted earnings per share:

The Company computes earnings per share using the two-class method. Basic earnings per share is computed using the weighted-average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. Potentially dilutive securities consist of share-based compensation awards and exchangeable notes. The dilutive effect of potentially dilutive common shares included in diluted earnings per share is determined in accordance with the treasury stock or if-converted, depending on the nature of the security. The distribution rights of Class A and Class B ordinary shares and Redeemable A shares are identical. As a result, the undistributed earnings are allocated based on the contractual participation rights of Class A and Class B ordinary shares and Redeemable A shares as if the earnings for the year had been distributed. As the dividend rights are identical, the undistributed earnings are allocated on a proportionate basis.

aa.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC No. 220, “Comprehensive Income”. Other comprehensive income consists of unrealized net gains and losses on marketable securities that have been excluded from the determination of net income.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ab.	Share repurchase:

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

ac.	Exchangeable Note:

The Exchangeable Senior Notes (also referred to as “Notes” or “Exchangeable Notes”) are accounted for in accordance with ASC Subtopic 470, “Debt” and ASC 815 “Derivatives and Hedging”. The Company records the Notes at amortized cost as a single unit of account on the consolidated balance sheet, since they were not issued at a substantial premium and do not contain bifurcated embedded derivatives. The carrying value of the liability is represented by the face amount of the Notes, less debt issuance costs, adjusted for any amortization of issuance costs. Issuance costs are being amortized as interest expense over the term of the Notes, using the effective interest rate method.

ad.Capped call:

Capped call transactions (“Capped Call Transactions” or “Capped Calls”) entered into in connection with the offering of the Note are separate transactions and are not part of the terms of the Note. The Capped Calls are considered indexed to the Company’s own stock and are equity-classified. Accordingly, they are recorded within equity. The cost incurred in connection with the Capped Calls was recorded as a reduction to additional paid-in capital.

ae.Recently issued and recently adopted accounting pronouncements:

In December 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-09, “Income Taxes (Topic 740): Improvement to Income Tax Disclosures.” The updates require enhanced disclosures related to an entity’s effective tax rate reconciliation as well as disaggregated information regarding income taxes paid by jurisdiction. ASU 2023-09 applies prospectively to annual periods starting after December 15, 2024, with optional retrospective application. The Company adopted ASU 2023-09 in the year ended December 31, 2025 prospectively. The adoption did not have an impact on the Company’s consolidated financial position or results of operations; however, it resulted in additional income tax disclosures, which are included in Note 16. “Taxes on Income.”

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). which enhances the disclosures required for expense disaggregation in the Company’s annual and interim consolidated financial statements. ASU 2024-03 is effective for the Company for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements disclosures.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In September 2025, the FASB issued ASU 2025-06, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software.” This new standard provides updated guidance on the capitalization and disclosure of internal-use software costs, including cloud computing arrangements and enhancements to qualitative and quantitative disclosures. The amendments aim to clarify when capitalization should begin and end, and require enhanced disclosures to provide greater transparency about software development spending and amortization patterns. ASU 2025-06 is effective for annual periods beginning after December 15, 2027 and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the impact of adopting this new guidance on its financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amended guidance provides a practical expedient for estimating expected credit losses on current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, including such assets acquired in a business combination. Under the practical expedient, an entity may assume that current conditions as of the balance sheet date will remain unchanged over the remaining life of these assets. This guidance will be effective for the Company for annual periods beginning after December 15, 2025, on a prospective basis, with early adoption permitted. The Company is currently evaluating the impact of adopting this new guidance on its financial statements and related disclosures.

NOTE 3: -	CASH AND CASH EQUIVALENTS, RESTRICTED CASH, SHORT-TERM DEPOSITS AND MARKETABLE SECURITIES

	December 31,
	2025	2024
Cash, cash equivalents and restricted cash:

Cash	$69,019	$31,122
Short-term deposits	—	1,400
Restricted cash (included within prepaid expenses and other current assets)	70	7
Money market funds	333,190	17,818
Total cash, cash equivalents and restricted cash	402,279	50,347

Short-term deposits	—	48,000
Marketable securities	373,741	70,711

Total cash and cash equivalents, restricted cash, short-term deposits and marketable securities	$776,020	$169,058

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3: -	CASH AND CASH EQUIVALENTS, RESTRICTED CASH, SHORT-TERM DEPOSITS AND MARKETABLE SECURITIES (Cont.)

The following table classifies the Company’s marketable securities by contractual maturity as of December 31, 2025:

	Amortized
	Cost	Fair Value
Contractual maturity year:
Within one year	$10,914	$11,170
After one year through five years	358,724	362,571
Total	$369,638	$373,741

As of December 31, 2025 and 2024, interest receivable is $4,980 and $2,675, respectively and is included within prepaid expenses and other current assets on the consolidated balance sheets.

As of December 31, 2025 and 2024, no continuous unrealized losses for 12 months or greater were identified.

As of December 31, 2025, the amortized cost and fair value of marketable securities were as follows:

	December 31, 2025
		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Government bonds	$7,761	$214	$—	$7,975
Corporate bonds	361,877	4,145	(256)	365,766
Total	$369,638	$4,359	$(256)	$373,741

As of December 31, 2024, the amortized cost and fair value of marketable securities were as follows:

	December 31, 2024
		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Government bonds	$8,939	$24	$(72)	$8,891
Corporate bonds	61,293	914	(387)	61,820
Total	$70,232	$938	$(459)	$70,711

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

The following tables set forth the fair value of the Company’s financial assets measured at fair value as of:

	December 31
	2025			2024
	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash equivalents
Money market funds	$333,190	$—	$333,190	$17,818	$—	$17,818
Marketable securities	28,111	345,630	373,741	16,811	53,900	70,711
Total	$361,301	$345,630	$706,931	$34,629	$53,900	$88,529

NOTE 5: - INVENTORIES

	December 31,
	2025	2024
Raw materials and work in progress	$39,590	$30,847
Finished goods	95,591	68,963
Total	$135,181	$99,810

NOTE 6: - PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2025	2024
Cost:
Computers, software and electronic equipment	$7,748	$6,086
Office, furniture and equipment	2,346	2,225
Molds and others	4,195	3,231
Leasehold improvements	18,234	17,045
	32,523	28,587
Less - accumulated depreciation	(21,659)	(18,770)
Property, plant and equipment, net	$10,864	$9,817

Depreciation and amortization expenses for the years ended December 31, 2025, 2024 and 2023 amounted to $2,889, $2,698 and $2,458, respectively.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7: - GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets, net:

	December 31, 2025
	Gross		Net
	carrying	Accumulated	carrying
	amount	amortization	amount
Internal-use software	$40,054	$(13,522)	$26,532
Technology	23,153	(9,624)	13,529
Other intangibles	5,549	(2,028)	3,521
Total intangible assets	$68,756	$(25,174)	$43,582

	December 31, 2024
	Gross		Net
	carrying	Accumulated	carrying
	amount	amortization	amount
Internal-use software	$26,284	$(9,544)	$16,740
Technology	23,153	(6,390)	16,763
Other intangibles	4,397	(1,442)	2,955
Total intangible assets	$53,834	$(17,376)	$36,458

b.	Amortization expenses for the years ended December 31, 2025, 2024, and 2023 amounted to $7,798, $7,129, and $6,147, respectively.
c.The estimated future amortization expense of other intangible assets as of December 31, 2025 is as follows:

2026	$10,611
2027	9,624
2028	8,926
2029	5,912
2030	5,227
Thereafter	3,282
Total	$43,582

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: - OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2025	2024
Employees and related accruals	$7,105	$10,721
Government authorities	12,672	6,446
Deferred revenue	4,152	18,945
Other	8,940	2,454
Total	$32,869	$38,566

NOTE 9: - CREDIT LINE

2025 Credit Facilities:

During January 2025, the Company entered into three separate credit facilities with three banks (the “2025 Credit Facilities”), pursuant to which the Company may withdraw an aggregate amount of up to $200,000.

Borrowings under the 2025 Credit Facilities will accrue interest at a percentage rate per annum as specified in the Credit Facilities Agreements. An additional annual commitment fee of 0.29% will apply to any unused portion of the facilities. The obligations of the Company under the 2025 Credit Facilities benefit from a negative pledge by the Company and are guaranteed by certain of the Company’s subsidiaries.

As of December 31, 2025, the Company did not withdraw any amounts in respect of the 2025 Credit Facilities.

The 2025 Credit Facilities ended and were replaced with the 2026 Credit Facilities (refer to Note 19).

NOTE 10: - COMMITMENTS AND CONTINGENCIES

Commitments:

The Company has contractual obligations to make future payments related to its long-term operating leases, which are presented in Note 11 - “Leases”. Other contract obligations include various non-cancelable purchase obligations and agreements with minimum spend commitments entered into in the ordinary course of business, each of which is individually immaterial.

Litigation:

The Company and certain of its directors and officers are defendants in a putative class action lawsuit in the United States Southern District of New York. An amended complaint was filed on February 18, 2025, alleging certain violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 in connection with and following the Company’s initial public offering. On April 21, 2025, the Company and certain of its officers and directors (the “Defendants”) filed a joint motion to dismiss the amended complaint. Plaintiffs subsequently filed a second amended complaint on June 6, 2025, which added allegations under Sections 11 and 15 of the Securities Act of 1933 in connection with the Company’s secondary public offering of March 15, 2024. On June 26, 2025, the Defendants filed a joint motion to dismiss the second amended complaint. On July 28, 2025, the plaintiffs filed a brief in opposition to the joint motion to dismiss the second amended complaint. On August 27, 2025, the Defendants filed a reply brief in support of their joint motion to dismiss the second amended complaint. The Company and its officers and directors believe they have meritorious defenses and plan to vigorously defend this action. As of the date hereof, the parties are waiting for a court decision on this matter.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10: - COMMITMENTS AND CONTINGENCIES (Cont.)

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

NOTE 11: - LEASES

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

The components of operating lease cost recorded under operating expenses were as follows:

	December 31,
	2025	2024
Fixed cost and variable cost that depend on index	$9,875	$7,806
Short-term lease cost	230	900
	$10,105	$8,706

Supplemental balance sheet information related to operating leases is as follows:

	December 31,
	2025	2024
Operating lease ROU assets	$22,311	$23,567
Operating lease liabilities, current	6,002	7,106
Operating lease liabilities, non-current	17,463	15,604
Weighted-average remaining lease term (in years)	5.2	4.50
Weighted-average discount rate	4.73%	4.52%

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2025, were as follows:

2026	$6,882
2027	4,629
2028	4,228
2029	3,935
2030	3,373
Thereafter	3,429
Total undiscounted lease payments	26,476
Less: imputed interest	(3,018)
Present value of lease liabilities	$23,458

Cash payments related to operating lease liabilities for the year ended December 31, 2025 were $8,654.

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

During 2023, a total of 2,503,183 Class B Ordinary shares were converted to Class A Ordinary shares. No shares were converted during 2024 and 2025.

On July 7, 2023, a 15.396 forward share split of the Company’s then-outstanding ordinary shares was affected by way of issuance of 14.396 bonus shares on each one outstanding ordinary share. All information related to the Company’s Class A and Class B Ordinary shares, Redeemable A shares, share options and restricted share units, including in notes 12 and 13, have been retroactively adjusted to give effect to the issuance of bonus shares for all periods presented.

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

NOTE 12: - SHAREHOLDERS’ EQUITY (Cont.)

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

d.	Share-based compensation:

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

NOTE 12: -SHAREHOLDERS’ EQUITY (Cont.)

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

On June 22, 2023, the Company’s board of directors adopted the 2023 Incentive Award Plan (the “2023 Plan”).

The 2023 Plan provides for the grant of share options, share awards and restricted shares to the Company’s and its affiliates’ respective employees, non-employee directors and consultants. The options generally vest over four years and have 5-10 years contractual terms. Any option that is forfeited or canceled before expiration becomes available for future grants under the 2023 Plan. As of December 31, 2025, the number of Ordinary shares reserved and available for grant and issuance pursuant to the 2023 Plan was 8,371,647.

Share Options

A summary of the Company’s stock options that are exercisable for Class A Ordinary shares is as follows as of December 31, 2025:

			Weighted
			average
		Weighted	remaining
		average	contractual	Aggregate
	Number	exercise	terms	intrinsic
	of options	price	(in years)	value
Outstanding at beginning of year	8,842,721	$21.78	3.81	$186,567
Granted	2,266	1.00
Exercised	1,399,823	8.73
Forfeited	(6,579)	4.92
Outstanding at end of year	7,438,585	$24.25	3.07	$122,389
Exercisable at end of year	1,590,850	$11.94	3.72	$45,753

The weighted-average grant date fair value of options granted during the years ended December 31, 2025, 2024 and 2023 was $58.18, $34.97 and $8.59, respectively.

The total intrinsic value of options exercised during the year ended December 31, 2025 was $57,236.

As of December 31, 2025, there were $12,810 of total unrecognized compensation costs related to non-vested options granted under the 2020 Plan and 2023 Plan. This expense is expected to be recognized over a period of approximately 4 years.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: - SHAREHOLDERS’ EQUITY (Cont.)

The weighted-average assumptions used in the Black-Scholes model for the fair value of stock options granted during the years ended December 31, 2025, 2024 and 2023 are as follows:

	Year ended December 31,
	2025	2024	2023
Risk-free interest rate	3.66%	4.06%-4.60%	3.60%-3.89%
Expected term (in years)	3.53	3.23-3.96	3.31-4.00
Expected volatility	47.5%	40.0%-42.5%	40.0%
Expected dividend yield	0%	0%	0%

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

Restricted Share Units

The following table summarizes the activities for unvested RSUs and PSUs that settle upon vesting into one Class A Ordinary share for the year ended December 31, 2025:

	Number of	Number of
	RSUs	PSUs (*)	Total
Outstanding as of January 1, 2025	724,252	546,246	1,270,498
Granted	584,385	154,282	738,667
Vested	(282,961)	(64,139)	(347,100)
Forfeited	(128,010)	—	(128,010)
Outstanding as of December 31, 2025	897,666	636,389	1,534,055

(*)restricted share units which are subject to certain performance conditions.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: - SHAREHOLDERS’ EQUITY (Cont.)

The weighted average fair values at the grant date of RSUs and PSUs granted for the year ended December 31, 2025, were $52.79.

The weighted average fair values of RSUs and PSUs vested during the year ended December 31, 2025, were $37.77.

As of December 31, 2025, there were $45,476 of total unrecognized compensation costs related to RSUs granted under the 2020 Plan and 2023 Plan. This expense is expected to be recognized over a period of approximately 4 years.

e.	Employee Share Purchase Plan:

Immediately prior to the IPO, the Company adopted the 2023 Employee Share Purchase Plan (the “ESPP”). As of December 31, 2025, a total of 2,257,949 shares were reserved for issuance under the ESPP. No grants were granted under this plan as of December 31, 2025.

NOTE 13: - EARNINGS PER SHARE

The Company computes earnings per share of Class A Ordinary, Class B Ordinary and Redeemable A shares using the two-class method. Basic earnings per share is computed using the weighted-average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. Potentially dilutive securities consist of employee stock options, restricted stock units and exchangeable notes. The dilutive effect of outstanding employee stock options, restricted stock units and exchangeable notes is reflected in diluted earnings per share by application of the treasury stock method, unless anti-dilutive.

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

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: - EARNINGS PER SHARE (Cont.)

In the years ended December 31, 2025, 2024 and 2023, the earnings per share amounts are the same for Class A Ordinary, Class B Ordinary and Redeemable A shares because the holders of each class are entitled to equal per share dividends or distributions in liquidation in accordance with the Company’s articles of association.

The following tables set forth the computation of basic and diluted earnings per share attributable to Class A Ordinary, Class B Ordinary and Redeemable A shares (described above):

	Year ended December 31, 2025
	Class A	Class B
	Ordinary	Ordinary
	shares (*)	shares
Basic earnings per share:
Numerator:
Allocation of undistributed earnings	$88,278	$22,467
Denominator:
Number of shares used in per share computation	45,371,314	11,547,000
Basic earnings per share	$1.95	$1.95
Diluted earnings per share:
Numerator:
Allocation of undistributed earnings for basic computation	$88,278	$22,467
Reallocation of undistributed earnings	1,721	(1,721)
Allocation of undistributed earnings	89,999	20,746
Denominator:
Number of shares used in basic computation	45,371,314	11,547,000
Weighted-average effect of dilutive securities:
Employee stock options and RSUs	4,720,944	—
Number of shares used in per share computation	50,092,258	11,547,000
Diluted earnings per share	$1.80	$1.80
(*)	Includes 367,353 Class A Ordinary shares subject to certain restrictions issued in connection with prior acquisition.

	Year ended December 31, 2024
	Class A	Class B
	Ordinary	Ordinary
	shares(*)	shares
Basic earnings per share:
Numerator:
Allocation of undistributed earnings	$81,057	$20,434
Denominator:
Number of shares used in per share computation	45,805,237	11,547,000
Basic earnings per share	$1.77	$1.77
Diluted earnings per share:
Numerator:
Allocation of undistributed earnings for basic computation	$81,057	$20,434
Reallocation of undistributed earnings	1,462	(1,462)
Allocation of undistributed earnings	82,519	18,972
Denominator:
Number of shares used in basic computation	45,805,237	11,547,000
Weighted-average effect of dilutive securities:
Employee stock options and RSUs	4,420,786	—
Number of shares used in per share computation	50,226,023	11,547,000
Diluted earnings per share	$1.64	$1.64

(*)Includes 313,529 Class A Ordinary shares subject to certain restrictions issued in connection with prior acquisition.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: - EARNINGS PER SHARE (Cont.)

	Year ended December 31, 2023
	Class A	Class B
	Ordinary	Ordinary	Redeemable A
	shares (*)	shares	shares
Basic earnings per share:
Numerator:
Allocation of undistributed earnings	$44,434	$13,530	$570
Denominator:
Number of shares used in per share computation	41,922,656	12,764,081	537,880
Basic earnings per share	$1.06	$1.06	$1.06
Diluted earnings per share:
Numerator:
Allocation of undistributed earnings for basic computation	$44,434	$13,530	$570
Reallocation of undistributed earnings	60	(27)	(33)
Allocation of undistributed earnings	44,494	13,503	537
Denominator:
Number of shares used in basic computation	41,922,656	12,764,081	537,880
Weighted-average effect of dilutive securities:
Employee stock options and RSUs	2,695,094	775,382	—
Number of shares used in per share computation	44,617,750	13,539,463	537,880
Diluted earnings per share	$1.00	$1.00	$1.00

(*)Includes 391,911 Class A Ordinary shares subject to certain restrictions issued in connection with prior acquisition.

An aggregate of 3,751,255, 11,194 and 182,823 employee RSUs, stock options and the Notes to purchase the Company’s Ordinary shares were excluded from the calculation during 2025, 2024 and 2023, respectively, because the effect of including them would be anti-dilutive. The basic and diluted earnings per share were adjusted to reflect the issuance of Class B Ordinary shares and additional Redeemable A shares (refer to Note 12) and for the issuance of 14.396-for-1 Bonus shares (described above).

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

	Year ended
	December 31,
	2025	2024	2023

Net revenue	$809,844	$647,040	$508,685
Less:
Cost of revenue	221,138	178,718	150,456
Marketing	245,521	163,624	125,076
Other segment items [1]	224,415	189,098	158,835
Financial income, net	(16,935)	(12,306)	(4,283)
Taxes on income	24,960	26,415	20,067
Net income	$110,745	$101,491	$58,534
[1]

Other segment items primarily consist of all remaining costs necessary for the operation of the business, including, employees related expenses, share based compensation, depreciation and amortization, professional services and other administrative expenses. These expenses are classified as selling, general and administrative expenses reported in the consolidated statements.

Revenues from sales to customers:

Total revenue is attributed to geographic areas based on the location of the end customer:

	Year ended
	December 31,
	2025	2024	2023
United States	$667,749	$546,790	$414,105
Israel	27,763	29,415	26,256
Others	114,332	70,835	68,324
Total net revenue	$809,844	$647,040	$508,685

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: - SEGMENT AND GEOGRAPHIC INFORMATION (Cont.)

Total revenue by sales channel

	Year ended December 31,
	2025	2024	2023
Online direct-to-consumer	$782,081	$612,179	$477,747
Other (Israel retail, marketing affiliates)	27,763	34,861	30,938
Total net revenue	$809,844	$647,040	$508,685

The following table summarizes long-lived assets by geographic area, which consist of property, plant and equipment, net and right-of-use assets:

	December 31,
	2025	2024
Israel	$20,187	$18,423
United States	12,988	14,961
Total long-lived assets	$33,175	$33,384

NOTE 15: -FINANCIAL INCOME, NET

	Year ended
	December 31,
	2025	2024	2023

Bank charges and other financial expenses	$(1,505)	$(99)	$(76)
Exchange rate gain (loss), net	(973)	23	(1,550)
Accretion of discount of marketable securities, net	2,157	1,304	547
Amortization of debt issuance costs	(1,912)	—	—
Interest and other income, net	19,168	11,078	5,362
Total Financial Income	$16,935	$12,306	$4,283

NOTE 16: - TAXES ON INCOME

a.	Tax rates applicable to the Company:

Israeli parent and Israeli subsidiaries:

The tax rate applicable to the Israeli companies in 2025, 2024 and 2023 is 23%.

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

The Company elected to apply the PTE regime starting 2022 for its qualified income and believes it meets the required conditions.

Income taxes on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

The Company does not provide deferred tax liabilities when it intends to reinvest earnings of foreign subsidiaries indefinitely or, if distributed, no tax liability will be imposed. Undistributed earnings of foreign subsidiaries amounted to approximately $47,000 as of December 31, 2025.

In July 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted into law. The OBBBA changes did not have a material impact on the Company’s financial statements.

b.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

	December 31,
	2025	2024
Deferred tax assets:
Research and development costs	$6,027	$3,107
Depreciation and amortization	539	537
Employees and other accruals	3,023	1,863
Operating lease liabilities	5,416	5,347
Share-based compensation	7,117	4,718
Exchangeable notes	13,744	—
Net operating losses	950	1,616
Deferred tax assets	36,816	17,188
Valuation allowance	(840)	(839)
Net deferred tax assets	35,976	16,349
Deferred tax liabilities:
Property and equipment	(505)	(292)
Marketable securities	(948)	(110)
Operating lease right-of-use assets	(5,023)	(5,445)
Intangible assets	(2,456)	(3,112)
Total deferred tax liabilities	(8,932)	(8,959)
Total deferred tax assets, net	$27,044	$7,390

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16: - TAXES ON INCOME (Cont.)

c.	A reconciliation of the Company’s effective tax rate to the statutory tax rate in Israel after the adoption of ASU 2023-09 is as follows:

	Year ended December 31,
	2025
	amount	percentage
Tax at Israel statutory rate	$31,212	23%
Foreign tax effects
United States
Share-based compensation (*)	(6,170)	(4.5)%
Section 162(m) limitation	5,278	3.9%
Other	(1,171)	(0.9)%
Other foreign jurisdictions	(82)	—
Nontaxable or nondeductible items	279	0.2%
Preferred Technological Enterprise tax (**)	(10,548)	(7.8)%
Change in unrecognized tax benefits	5,827	4.3%
Other	335	0.2%

Actual tax expenses	$24,960	18.4%
(*)	Includes excess tax benefits and tax deficiencies related to share-based compensation.

A reconciliation of the Company’s effective tax rate to the statutory tax rate in Israel prior to the adoption of ASU 2023-09 is as follows:

	Year ended
	December 31,
	2024	2023
Income before taxes on income, as reported in the consolidated statements of income	$127,906	$78,601
Statutory tax rate in Israel	23%	23%
Theoretical taxes on income	$29,418	$18,078
Share-based compensation	(2,627)	—
Preferred Technological Enterprise tax (**)	(10,403)	(5,695)
Subsidiaries taxed at a different tax rate	145	(74)
Non-deductible expenses	2,440	5,871
Uncertain tax positions	7,820	2,015
Other	(378)	(128)
Actual tax expenses	$26,415	$20,067

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16: - TAXES ON INCOME (Cont.)

		Year ended December 31,
		2025	2024	2023
(**)	Basic earnings per share amounts of the benefit resulting from the Preferred Technological Enterprise	$0.19	$0.18	$0.10
	Diluted earnings per share amounts of the benefit resulting from the Preferred Technological Enterprise	$0.17	$0.17	$0.10

d.	Income before taxes on income is comprised as follows:

	Year ended
	December 31,
	2025	2024	2023
Domestic (Israel)	$104,542	$107,385	$63,895
Foreign	31,163	20,521	14,706
Total	$135,705	$127,906	$78,601

e.	Actual tax expenses are comprised as follows:

	Year ended
	December 31,
	2025	2024	2023
Current:
Domestic (Israel)	$23,118	$26,016	$12,672
Foreign	6,107	4,749	8,651
Total current income tax expense	29,225	30,765	21,323
Deferred:
Domestic (Israel)	(3,121)	(2,883)	391
Foreign	(1,144)	(1,467)	(1,647)
Total deferred income tax expense	(4,265)	(4,350)	(1,256)
Total taxes on income	$24,960	$26,415	$20,067

f.	Income taxes paid were as follows:

Year ended December 31,
2025
Domestic (Israel)	$24,749
United States	3,389
Other Foreign	102
Total	$28,240

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16: - TAXES ON INCOME (Cont.)

g.	A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits are as follows:

	2025	2024
Uncertain tax positions, beginning of year	$12,519	$4,228
Decrease related to previous years’ tax positions	(1,181)	(41)
Increases in tax positions for current year	9,229	8,332
Uncertain tax positions, end of year	$20,567	$12,519

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

During the years ended December 31, 2025, 2024 and 2023, interest expense related to uncertain tax positions was immaterial. As of December 31, 2025 and 2024, accrued interest liability related to uncertain tax positions was immaterial and is included within income tax accrual on the balance sheets. The Company did not accrue material penalties during the years ended December 31, 2025 and 2024.

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

As of December 31, 2025, the Company had open tax years for the periods between 2021 and 2025 in Israel and for the periods between 2021 and 2025 for the U.S. subsidiaries.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17: -EXCHANGEABLE NOTES

In June 2025, Oddity Finance LLC (the “Issuer”), a wholly-owned subsidiary of the Company, issued $600,000 aggregate principal amount of 0% exchangeable senior notes due 2030 (the “Notes”) in a private placement (the “Offering”). The Notes will mature on June 15, 2030 (the “Maturity Date”), unless earlier exchanged, redeemed or repurchased in accordance with their terms.

The Notes are exchangeable at an initial exchange rate of 10.8655 Class A ordinary shares per $1,000 principal amount of Notes, which is equivalent to an initial exchange price of approximately $92.03 per Class A ordinary share, subject to adjustment under certain circumstances as set forth in the Indenture.

Following certain corporate events that occur prior to the Maturity Date, the Company will, in certain circumstances, increase the exchange rate for a holder of the Notes who elects to exchange their Notes in connection with any such corporate event, as the case may be.

Upon exchange, the Issuer will pay cash up to the aggregate principal amount of the Notes to be exchanged and pay or deliver, as the case may be, cash, Class A ordinary shares of the Company, or a combination of cash and Class A ordinary shares, at the Issuer’s election, in respect of the remainder, if any, of its exchange obligation in excess of the principal amount.

Exchange terms

Holders may exchange their Notes at their option at any time prior to the close of business on the business day immediately preceding March 15, 2030, if:

a.

For any calendar quarter commencing after the quarter ending September 30, 2025, the last reported sale price of the Company’s Class A ordinary shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter was greater than or equal to 130% of the exchange price on each applicable trading day.

b.

During the five-business day period after any ten consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of the Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the Class A ordinary shares and the exchange rate on each such trading day.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17: -EXCHANGEABLE NOTES (Cont.)

c.Certain specified corporate events occur.

Additionally, if the Issuer calls any Notes for redemption, then a holder of the Notes may surrender all or any portion of its called Notes for exchange at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date, even if the called Notes are not otherwise exchangeable at such time.

On or after March 15, 2030, until the close of business on the second scheduled trading day immediately preceding the Maturity Date, holders of the Notes may exchange their Notes at any time, regardless of the foregoing circumstances. During the year ended December 31, 2025, the conditions allowing holders of the Notes to exchange were not met. The Notes are therefore not exchangeable as of December 31, 2025 and are classified as long-term liability.

Holders of the Notes who exchange their Notes in connection with either (i) certain corporate events that constitute a make-whole fundamental change (as defined in the indenture governing the Notes) or (ii) a redemption of the Notes, may be entitled, under certain circumstances, to an increase in the exchange rate. Additionally, upon the occurrence of a fundamental change, holders may require the Issuer to repurchase all or a portion of their Notes at a price equal to 100% of the principal amount being repurchased, plus any accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date.

On or after June 20, 2028, the Issuer may redeem for cash all or any portion of the Notes, at its option, if the last reported sale price of its Class A ordinary shares has been at least 130% of the exchange price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on and including the trading day immediately preceding the date on which the Issuer provides notice of the redemption, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid special interest, if any, to, but excluding, the redemption date.

The carrying amount of the liability is represented by the face amount of the Notes, less total issuance costs, plus any amortization of issuance costs. The total issuance costs upon issuance of the Notes were $17,544 and are amortized to interest expense using the effective interest rate method over the contractual term of the Notes. Interest expense is recognized at an annual effective interest rate of 0.59% over the contractual term of the Notes.

The net carrying amount of the Notes consisted of the following:

	As of December 31,
	2025	2024
Principal	$600,000	—
Less: unamortized debt issuance costs	15,632	—
Net carrying amount	$584,368	—

The Company recognized interest expense on the Notes as follows:

	Year ended December 31,
	2025	2024	2023
Amortization of debt issuance costs	$1,912	$—	$—

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17: -EXCHANGEABLE NOTES (Cont.)

As of December 31, 2025, the estimated fair value of the Company’s Exchangeable Notes, was $521,220. The fair value was determined based on the closing quoted price of the Exchangeable Notes as of the last day of trading for the period, and is considered Level 2 measurement.

Capped Call

In connection with the pricing of the Notes and with the exercise in full of the option granted to the initial purchasers of the Notes to purchase up to an additional $75,000 aggregate principal amount of the Notes, the Issuer entered into privately negotiated capped call transactions with certain financial institutions. The capped call transactions cover, subject to anti-dilution adjustments substantially similar to those applicable to the Notes, the number of the Company’s Class A ordinary shares initially underlying the Notes.

The cap price of the capped call transactions relating to the Notes will initially be $138.92 per the Company’s Class A ordinary share, which represents a premium of 100% over the last reported sale price of the Company’s Class A ordinary shares on NASDAQ on June 9, 2025, and is subject to certain adjustments under the terms of the capped call transactions. The capped call transactions are separate transactions and are not part of the terms of the Notes. The capped call meets the criteria for classification as equity and, as such, are not remeasured each reporting period. The Company paid an aggregate amount of $63,350, including related cost, for the Capped Call Transactions, which was recorded as a reduction to additional paid-in capital.

NOTE 18: - RELATED PARTY TRANSACTIONS

On June 22, 2023, the Board of Directors granted the Company’s co-founders option awards to purchase 2,327,428 Class A Ordinary shares, at an exercise price of $27.74 per share. These awards vest upon the satisfaction of both time-based and market-based vesting conditions. During the years ended December 31, 2025 and 2024 the Company recognized an expense of $5,600 and $5,034 in respect of this grant, respectively.

On November 13, 2024, the Company entered into a transaction with one of its shareholders, a fund managed by L Catterton (“L Catterton”) to repurchase approximately 2.35 million Class A Ordinary Shares of the Company for a total cash consideration of approximately $100,000, at a purchase price of $42.501 per share which approximates the fair value of the share as of the transaction date.

ODDITY TECH LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19: - SUBSEQUENT EVENTS

a.	On January 15, 2026, amendments to our existing agreements under the 2025 Credit Facilities became effective. Pursuant to these amendments, we secured aggregate credit facilities of $350,000, which provide for the drawdown of long-term loans maturing on January 14, 2031 (collectively, the “2026 Credit Facilities”). The 2026 Credit Facilities replace the 2025 Credit Facilities (refer to Note 9) and are available for drawdown over a period of three years, through January 14, 2029.

Borrowings under the 2026 Credit Facilities will accrue interest at a percentage rate per annum as specified in the agreements. An annual commitment fee of 0.3% will apply to any unused portion of the facilities. The obligations of the Company under the 2026 Credit Facilities are subject to several covenants, as specified in the agreement.

The 2026 Credit Facilities are currently undrawn.

b.	On March 11, 2026 the Board of Directors approved a new share buyback program authorizing the repurchase of up to $200,000 of the Company’s Class A ordinary shares. The new program replaces the prior $150,000 authorization and will expire on March 31, 2029, or once the authorized amount has been utilized, unless modified by the Board.
c.	On March 12, 2026, a putative class action lawsuit titled Peters v. Oddity Tech Ltd., et al, Case No. 1:26-cv-02046, was brought by Oddity shareholder Travis Peters in the United States District Court for the Southern District of New York against the Company and certain of its current officers and directors. The complaint asserted violations of Section 10(b) and 20(a) of the Securities Exchange of 1934 and Rule 10b-5 promulgated thereunder alleging that defendants made false or misleading statements and omissions of purportedly material facts. The complaint sought unspecified damages and an award of costs and expenses. The Company intends to vigorously pursue its defenses.

- - - - - - - - - - -